
13003492

MARLIN BUSINESS SERVICES CORP.®

2012 ANNUAL REPORT


MARLIN
BUSINESS SERVICES CORP.

CONSOLIDATED FINANCIAL SUMMARY

YEAR ($ in Thousands)	2008	2009	2010	2011	2012
Revenues	$115,597	$90,299	$66,738	$62,227	$70,921
Net Income (Loss)	($5,230)	$1,036	$5,668	$6,175	$11,697
Net Income – Adjusted[1]	$4,474	$2,221	$5,738	$6,207	$11,701
Net Investment in Leases and Loans	$669,109	$448,610	$351,569	$387,840	$503,017
Total Assets	$794,431	$565,803	$468,062	$485,969	$602,348
Deposits[2]	$63,385	$80,288	$92,919	$198,579	$378,188
Total Stockholders' Equity	$150,272	$151,885	$160,003	$164,101	$174,250
Total Originations (Leases and Loans)	$256,554	$88,935	$134,030	$229,014	$322,198
Total Number of New Leases and Loans Originated	24,869	9,763	12,407	18,102	24,557
Net Interest and Fee Margin	9.86%	10.05%	11.75%	12.59%	13.42%
Net Charge-Offs[3]	3.80%	5.42%	3.58%	1.81%	1.11%
REGULATORY CAPITAL RATIOS:[4]					
Tier 1 Leverage Capital		24.89%	34.87%	33.74%	29.35%
Tier 1 Risk-based Capital		30.19%	39.58%	37.94%	31.76%
Total Risk-based Capital		31.45%	40.84%	39.19%	32.95%

(1) Net Income - Adjusted represents net income excluding the loss on derivatives and hedging activities, net of tax, and is provided to evaluate the Company's core business performance without such activities. The Company believes that Net Income - Adjusted is a useful performance metric for management, investors and lenders because it excludes the volatility resulting from derivatives activities subsequent to discontinuing hedge accounting in mid-2008.

(2) FDIC insured deposits.

(3) As a percentage of average total finance receivables.

(4) Effective in 2009 upon conversion to bank holding company status.

MISSION STATEMENT

Marlin Business Services Corp. is a company of dedicated employees committed to the delivery of quality credit products to small businesses with exceptional customer service and convenience...one customer at a time.

SENIOR CORPORATE OFFICERS

DANIEL P. DYER
Co-Founder
Chief Executive Officer

GEORGE D. PELOSE
Executive Vice President
Chief Operating Officer
& Secretary

EDWARD J. SICILIANO
Executive Vice President
Chief Sales Officer

LYNNE C. WILSON
Senior Vice President
Chief Financial Officer

EDWARD R. DIETZ, JR.
Vice President &
General Counsel

BOARD OF DIRECTORS

KEVIN J. MCGINTY
Chairman

JOHN J. CALAMARI

LAWRENCE J. DEANGELO

DANIEL P. DYER

EDWARD GRZEDZINSKI

MATTHEW J. SULLIVAN

J. CHRISTOPHER TEETS

JAMES W. WERT



MARLIN BUSINESS SERVICES CORP.

300 Fellowship Road
Mount Laurel, NJ 08054

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held October 24, 2013

To the Shareholders of Marlin Business Services Corp.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Annual Meeting") of Marlin Business Services Corp. (the "Corporation"), a Pennsylvania corporation, will be held on October 24, 2013, at 9:00 a.m. at the Doubletree Hotel, 515 Fellowship Road, Mount Laurel, New Jersey, 08054, for the following purposes:

1. To elect a Board of Directors of seven (7) directors to serve until the next annual meeting of shareholders of the Corporation and until their successors are elected and qualified;
2. To hold an advisory vote on the compensation of the Corporation's named executive officers, as described in the Proxy Statement under "Executive Compensation"; and
3. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The Board of Directors has fixed September 11, 2013, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting or any adjournment thereof.

By order of the Board of Directors

/s/ GEORGE D. PELOSE

George D. Pelose
Secretary

Your vote is important, regardless of the number of shares you own. Even if you plan to attend the meeting, please date and sign the enclosed proxy form, indicate your choice with respect to the matters to be voted upon, and return it promptly in the enclosed envelope. A proxy may be revoked before exercise by notifying the Secretary of the Corporation in writing or in open meeting, by submitting a proxy of a later date or attending the meeting and voting in person.

Dated: September 30, 2013

Important Notice Regarding Availability of Proxy Materials for the Annual Meeting to be Held on October 24, 2013.

The Proxy Statement and Annual Report to Shareholders are available at https://materials.proxyvote.com/571157

MARLIN BUSINESS SERVICES CORP.

300 Fellowship Road
Mount Laurel, NJ 08054

Proxy Statement

Introduction

This Proxy Statement and the enclosed proxy card are furnished in connection with the solicitation of proxies by the Board of Directors of Marlin Business Services Corp. (the "Corporation"), a Pennsylvania corporation, to be voted at the Annual Meeting of Shareholders (the "Annual Meeting") of the Corporation to be held on Thursday, October 24, 2013, at 9:00 a.m., at the Doubletree Hotel, 515 Fellowship Road, Mount Laurel, New Jersey, 08054, or at any adjournment or postponement thereof, for the purposes set forth below:

1. To elect a Board of Directors of seven (7) directors to serve until the next annual meeting of shareholders of the Corporation and until their successors are elected and qualified;
2. To hold an advisory vote on the compensation of the Corporation's named executive officers, as described in the Proxy Statement under "Executive Compensation"; and
3. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

This Proxy Statement and related proxy card have been mailed on or about September 30, 2013, to all holders of record of common stock of the Corporation as of the record date. The Corporation will bear the expense of soliciting proxies. The Board of Directors of the Corporation has fixed the close of business on September 11, 2013, as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. The Corporation has only one class of common stock, of which there were 12,899,823 shares outstanding as of August 1, 2013.

Proxies and voting procedures

Each outstanding share of common stock of the Corporation will entitle the holder thereof to one vote on each separate matter presented for vote at the Annual Meeting. Votes cast at the meeting and submitted by proxy are counted by the inspectors of the meeting who are appointed by the Corporation.

You can vote your shares by properly executing and returning a proxy in the enclosed form. The shares represented by such proxy will be voted at the Annual Meeting and any adjournment or postponement thereof. If you specify a choice, the proxy will be voted as specified. If no choice is specified, the shares represented by the proxy will be voted for the election of all of the director nominees named in the Proxy Statement; for the adoption, on an advisory basis, of the resolution approving the compensation of the Corporation's named executive officers, as described in the Proxy Statement under "Executive Compensation"; and in accordance with the judgment of the persons named as proxies with respect to any other matter which may come before the meeting. If you are the shareholder of record, you can also choose to vote in person at the Annual Meeting.

A proxy may be revoked before exercise by notifying the Secretary of the Corporation in writing or in open meeting, by submitting a proxy of a later date or attending the meeting and voting in person. You are encouraged to date and sign the enclosed proxy form, indicate your choice with respect to the matters to be voted upon and promptly return it to the Corporation.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee, who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct how your broker votes your shares. You are also invited to attend the meeting.

However, because you are not the shareholder of record, you may not vote your street name shares in person at the Annual Meeting unless you obtain a proxy executed in your favor from the holder of record. Your broker or nominee has enclosed a voting instruction card for you to use in directing the broker or nominee to vote your shares.

Quorum and voting requirements

The presence, in person or by proxy, of shareholders entitled to cast a majority of the votes which shareholders are entitled to cast on each matter to be voted upon at the meeting will constitute a quorum for the meeting. If, however, the meeting cannot be organized because a quorum is not present, in person or by proxy, the shareholders entitled to vote and present at the meeting will have the power, except as otherwise provided by statute, to adjourn the meeting to such time and place as they may determine. Those who attend or participate at a meeting that has been previously adjourned for lack of a quorum, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors.

At the Annual Meeting, in connection with Proposal 1 to elect the directors, you will be entitled to cast one vote for each share held by you for each candidate nominated, but will not be entitled to cumulate your votes. Votes may be cast in favor of or withheld with respect to each candidate nominated. The seven (7) director nominees receiving the highest number of votes will be elected to the Board of Directors. Votes that are withheld will be excluded entirely from the vote and will have no effect, other than for purposes of determining the presence of a quorum.

With respect to Proposal 2 regarding the advisory vote on executive compensation, while the Corporation intends to carefully consider the voting results of this proposal, the final vote is advisory in nature and therefore not binding on the Corporation, the Board of Directors or the Compensation Committee. The Board and Compensation Committee value the opinions of all of the Corporation's shareholders and will consider the outcome of this vote when making future compensation decisions for the Corporation's named executive officers.

Generally, broker non-votes occur when shares held by a broker, bank or other nominee in "street name" for a beneficial owner are not voted with respect to a particular proposal because the broker, bank or other nominee (1) has not received voting instructions from the beneficial owner and (2) lacks discretionary voting power to vote those shares with respect to that particular proposal. A broker is entitled to vote shares held for a beneficial owner on "routine" matters without instructions from the beneficial owner of those shares. On the other hand, absent instructions from the beneficial owner of such shares, a broker is not entitled to vote shares held for a beneficial owner on "non-routine" matters, such as the election of directors (Proposal 1) and the advisory vote on executive compensation (Proposal 2).

In the past, if you held your shares in street name and you did not indicate how you wanted your shares voted in the election of directors, your broker, bank or other nominee was allowed to vote those shares on your behalf in the election of directors as they felt appropriate. Based on recent regulatory changes, your broker, bank or other nominee is no longer able to vote your uninstructed shares in the election of directors on a discretionary basis. Thus, if you hold your shares in street name and you do not instruct your broker, bank or other nominee how to vote in the election of directors, no votes will be cast on your behalf. Broker non-votes are counted for purposes of determining whether or not a quorum exists for the transaction of business, but will not be counted for purposes of determining the number of shares represented and voted with respect to an individual proposal, and therefore will have no effect on the outcome of the vote on an individual proposal. Thus, if you do not give your broker specific voting instructions, your shares will not be voted on these "non-routine" matters and will not be counted in determining the number of shares necessary for approval.

As to all other matters properly brought before the meeting, the majority of the votes cast at the meeting, present in person or by proxy, by shareholders entitled to vote thereon will decide any question brought before the

Annual Meeting, unless the question is one for which, by express provision of statute or of the Corporation's Articles of Incorporation or Bylaws, a different vote is required. Generally, abstentions and broker non-votes on these matters will have the same effect as a negative vote because under the Corporation's Bylaws, these matters require the affirmative vote of a majority of the votes cast by the holders of the Corporation's common stock, present in person or by proxy at the Annual Meeting. Broker non-votes and abstentions will be counted, however, for purposes of determining whether a quorum is present.

Governance of the Corporation

Board of Directors

Currently, the Board of Directors of the Corporation (the "Board of Directors" or the "Board") has eight (8) members. The Board has affirmatively determined that John J. Calamari, Lawrence J. DeAngelo, Edward Grzedzinski, Kevin J. McGinty, Matthew J. Sullivan, J. Christopher Teets and James W. Wert are each independent directors. This constitutes more than a majority of our Board of Directors. Only independent directors serve on our Audit Committee, Compensation Committee and Nominating and Governance Committee. The standards applied by the Board in affirmatively determining whether a director is "independent" are those objective standards set forth in the listing standards of the Nasdaq Stock Market LLC ("Nasdaq"). Daniel P. Dyer, the Corporation's Chief Executive Officer, is also a member of the Board. Mr. McGinty, a non-employee independent director, serves as the Chairman of the Board. He was elected to that position in March 2009, becoming the Corporation's first non-executive Chairman of the Board. The Board is responsible for ensuring that independent directors do not have a material relationship with us or any of our affiliates or any of our executive officers or their affiliates.

Board Leadership Structure

The Board believes that separating the roles of Chairman of the Board and Chief Executive Officer strengthens the independence of each role and enhances overall corporate governance. As a result, in March 2009, the Board elected an independent director, Kevin J. McGinty, to serve as the Board's first non-executive Chairman of the Board. The Board believes that separating the Chief Executive Officer and Chairman of the Board positions provides the Corporation with the right foundation to pursue the Corporation's objectives.

Committees

The Corporation has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee.

Audit Committee. The Audit Committee of the Board (the "Audit Committee") currently consists of three independent directors: Messrs. Calamari (chairman), Teets and Wert. The Board has determined that Messrs. Calamari and Wert each qualify as an audit committee financial expert as defined under current rules and regulations of the Securities and Exchange Commission (the "SEC") and under Nasdaq listing standards, and that all the members of the Audit Committee satisfy the independence and other requirements for audit committee members under such rules, regulations and listing standards. The Audit Committee's primary purpose is to assist the Board in overseeing and reviewing: (1) the integrity of the Corporation's financial reports and financial information provided to the public and to governmental and regulatory agencies; (2) the adequacy of the Corporation's internal accounting systems and financial controls; (3) the annual independent audit of the Corporation's financial statements, including the independent registered public accountant's qualifications and independence; and (4) the Corporation's compliance with law and ethics programs as established by management and the Board. In this regard, the Audit Committee, among other things, (a) has sole authority to select, evaluate, terminate and replace the Corporation's independent registered public accountants; (b) has sole authority to approve in advance all audit and non-audit engagement fees and terms with the Corporation's independent registered public accountants; and (c) reviews the Corporation's audited financial statements, interim financial results, public filings and earnings press releases prior to issuance, filing or publication. The Board has adopted a written charter for the Audit Committee, which is accessible on the investor relations page of the Corporation's website at www.marlincorp.com. The Corporation's website is not part of this Proxy Statement and references to the Corporation's website address are intended to be inactive textual references only.

Compensation Committee. The Compensation Committee of the Board (the "Compensation Committee") consists of three independent directors: Messrs. DeAngelo (chairman), Wert, Grzedzinski (through May 22, 2013) and Teets (beginning May 22, 2013). The functions of the Compensation Committee include: (1) evaluating the performance of the Corporation's named executive officers and approving their compensation; (2) preparing an annual report on executive compensation for inclusion in the Corporation's proxy statement; (3) reviewing and approving compensation plans, policies and programs and considering their design and competitiveness; and (4) reviewing the Corporation's non-employee independent director compensation levels and practices and recommending changes as appropriate. The Compensation Committee reviews and approves corporate goals and objectives relevant to chief executive officer compensation, evaluates the chief executive officer's performance in light of those goals and objectives, and recommends to the Board the chief executive officer's compensation levels based on its evaluation. The Compensation Committee also administers the Corporation's 2003 Equity Compensation Plan, as Amended and the Corporation's 2012 Employee Stock Purchase Plan. The Compensation Committee is governed by a written charter that is accessible on the investor relations page of the Corporation's website at www.marlincorp.com.

Nominating and Governance Committee. The Nominating and Governance Committee of the Board (the "Nominating Committee") currently consists of three independent directors: Messrs. Sullivan (chairman), DeAngelo and Calamari. The Nominating Committee is responsible for seeking, considering and recommending to the Board qualified candidates for election as directors and proposing a slate of nominees for election as directors at the Corporation's Annual Meeting of Shareholders. The Nominating Committee is responsible for reviewing and making recommendations on matters involving general operation of the Board and its committees, and will annually recommend to the Board nominees for each committee of the Board. The Nominating Committee is governed by a written charter that is accessible on the investor relations page of the Corporation's website at www.marlincorp.com.

The Nominating Committee has determined that no one single criterion should be given more weight than any other criteria when it considers the qualifications of a potential nominee to the Board. Instead, it believes that it should consider the total "skills set" of an individual. In considering potential nominees for director, the Nominating Committee will consider each potential nominee's personal abilities and qualifications, independence, knowledge, judgment, character, leadership skills, education and the diversity of such nominee's background, expertise and experience in fields and disciplines relevant to the Corporation, including financial literacy or expertise. In addition, potential nominees should have experience in positions with a high degree of responsibility, be leaders in the companies or institutions with which they are affiliated and be selected based upon contributions that they can make to the Corporation. The Nominating Committee considers all of these qualities when selecting, subject to ratification by the Board, potential nominees for director.

The Board views both demographic and geographic diversity among the directors as desirable and strives to take into account how a potential nominee for director will impact the diversity that the Board has achieved over the years.

The Nominating Committee's process for identifying and evaluating potential nominees includes soliciting recommendations from existing directors and officers of the Corporation and reviewing the Board and Committee Assessments completed by the directors. The Corporation does not currently pay any fees to third parties to assist in identifying or evaluating potential nominees, but the Corporation may seek such assistance in the future.

The Nominating Committee will also consider recommendations from shareholders regarding potential director candidates provided that such recommendations are made in compliance with the nomination procedures set forth in the Corporation's Bylaws. The procedures in the Corporation's Bylaws require the shareholder to submit written notice of the proposed nominee to the Secretary of the Corporation no less than 90 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. To be in proper form, such written notice must include, among other things, (i) the name, age, business address and residence of the proposed nominee, (ii) the principal occupation or employment of such nominee, (iii) the class and number of shares of capital stock of the Corporation owned beneficially or of record by such nominee and (iv) any other information relating to the proposed nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors. In addition, as to the shareholder giving the notice, the notice must also provide (a) such shareholder's name and record address, (b) the class and number of shares of capital stock of the Corporation owned beneficially or of record by such shareholder, (c) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other persons (including their names) pursuant to which the nominations are to be made by such shareholder, (d) a representation that such shareholder (or his or her authorized representative) intends to appear in person or by proxy at the meeting to nominate the persons named in the notice and (e) any other information relating to the shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors. If the shareholder of record is not the beneficial owner of the shares, then the notice to the Secretary of the Corporation must include the name and address of the beneficial owner and the information referred to in clauses (c) and (e) above (substituting the beneficial owner for such shareholder).

Risk Management Oversight

The Corporation is subject to a variety of risks, including credit risk, liquidity risk, operational risk and market risk. The Board oversees risk management through a combination of processes. The Corporation's management has developed risk management processes intended to (1) timely identify the material risks that the Corporation faces, (2) communicate necessary information with respect to material risks to senior executives and, as appropriate, to the Board or relevant Board committee, (3) implement appropriate and responsive risk management strategies consistent with Corporation's risk profile and (4) integrate risk management into the Corporation's decision-making. The Board regularly reviews information regarding the Corporation's credit, liquidity and operations, as well as the risks associated with each, during the Board meetings scheduled throughout the year.

The Corporation has established a Senior Credit Committee, which is comprised of its Chief Executive Officer, Chief Operating Officer, Vice President of Account Servicing and the President of the Corporation's wholly owned bank subsidiary, Marlin Business Bank. The Senior Credit Committee oversees the Corporation's comprehensive credit underwriting process. The Board has reviewed the risk management processes related to credit risk and members of the Senior Credit Committee present a report on the status of the risks and metrics used to monitor such credit risks to the Board at least annually. In addition, management provides the Board with frequent updates which include financial results, operating metrics, key initiatives and any internal or external issues affecting the organization.

Among its other duties, the Audit Committee, in consultation with the management, the independent registered public accountants and the internal auditors, discusses the Corporation's policies and guidelines regarding risk assessment and risk management, as well as the Corporation's significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. The Compensation Committee considers the risks that may be presented by the structure of the Corporation's compensation programs and the metrics used to determine individual compensation under that program. Among its other duties, the Nominating Committee develops corporate governance guidelines applicable to the Corporation and recommends such guidelines or revisions of such guidelines to the Board. The Nominating Committee reviews such guidelines at least annually and, when necessary or appropriate, recommends changes to the Board. The Board believes that the present leadership structure, along with the Corporation's corporate governance policies and procedures, permits the Board to effectively perform its role in the risk oversight of the Corporation.

Compensation Risk Assessment

As part of its oversight of the Corporation's executive compensation program, the Compensation Committee considers the impact of the Corporation's executive compensation program, and the incentives created by the compensation awards that it administers, on the Corporation's risk profile. In addition, the Corporation reviews all of its compensation policies and procedures, including the incentives that they create and factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to the Corporation. Based on this review, the Corporation has concluded that its compensation policies and procedures are not reasonably likely to have a material adverse effect on the Corporation.

Whistleblower Procedures

The Corporation has established procedures that provide employees with the ability to make anonymous submissions directly to the Audit Committee regarding concerns about accounting or auditing matters. The independent directors that comprise the Audit Committee will review, investigate and, if appropriate, respond to each submission made. Additionally, the Corporation has reminded employees of its policy to not retaliate or take any other detrimental action against employees who make submissions in good faith.

Code of Ethics and Business Conduct

All of the Corporation's directors, officers and employees (including its senior executive, financial and accounting officers) are held accountable for adherence to the Corporation's Code of Ethics and Business Conduct (the "Code"). The Code is posted on the investor relations section of the Corporation's website at www.marlincorp.com. The purpose of the Code is to establish standards to deter wrongdoing and to promote honest and ethical behavior. The Code covers many areas of professional conduct, including compliance with laws, conflicts of interest, fair dealing, financial reporting and disclosure, confidential information and proper use of the Corporation's assets. Employees are obligated to promptly report any known or suspected violation of the Code through a variety of mechanisms made available by the Corporation. Waiver of any provision of the Code for a director or executive officer (including the senior executive, financial and accounting officers) may only be granted by the Board of Directors or the Audit Committee. The Code is available free of charge on the investor relations' page of the Corporation's website at www.marlincorp.com. We intend to post on our website any amendments and waivers to the Code that are required to be disclosed by SEC rules, or file a Form 8-K, Item 5.05, to the extent required by Nasdaq listing standards.

Board and Committee Meetings

From January 1, 2012 through December 31, 2012, there were eight meetings of the Board of Directors, six meetings of the Audit Committee, four meetings of the Compensation Committee and four meetings of the Nominating Committee. All of our Directors attended at least 75% of the aggregate number of meetings of our Board and Board committees on which they served.

Directors are encouraged, but not required, to attend annual meetings of the Corporation's shareholders. Each director attended the Corporation's 2012 Annual Meeting of Shareholders in person, other than Mr. Teets who attended telephonically.

Communications with the Board

Shareholders may communicate with the Board or any of the directors by sending written communications addressed to the Board or any of the directors, c/o Corporate Secretary, Marlin Business Services Corp., 300 Fellowship Road, Mount Laurel, New Jersey 08054. All communications are compiled by the Corporate Secretary and forwarded to the Board or the individual director(s) accordingly.

Director Ownership Requirements

Non-employee independent directors are subject to certain ownership requirements. Each non-employee independent director is required to own 2,500 shares of stock of the Corporation (or 7,500 shares if serving as the Chairman of the Board). Restricted shares do not count toward the ownership requirement. As of August 1, 2013, all of the non-employee independent directors were in compliance with the ownership requirement except Mr. Grzedzinski, Mr. Teets and Mr. Sullivan.

Our Executive Officers

The names of our current executive officers, their ages as of August 1, 2013, and their positions are shown below:

Name	Age	Principal Occupation
Daniel P. Dyer	55	President and Chief Executive Officer
George D. Pelose	49	Chief Operating Officer
Edward J. Siciliano	50	Chief Sales Officer
Lynne C. Wilson	51	Chief Financial Officer
Edward R. Dietz	38	General Counsel

The Board chooses executive officers, who then serve at the Board's discretion. There is no family relationship between any of the directors or executive officers and any other director or executive officer of Marlin.

For information regarding Mr. Dyer, please refer to "Our Board of Directors" below.

Mr. Pelose has been with our Company since 1999. From 1999 to 2011, Mr. Pelose served as General Counsel and Secretary of the Company. In December 2006, Mr. Pelose became the Chief Operating Officer of the Company. From 1997 to 1999, Mr. Pelose was an attorney with Merrill Lynch Asset Management, providing legal and transactional advice to a portfolio management team that invested principally in bank loans and high-yield debt securities. From 1994 to 1997, Mr. Pelose was an associate at Morgan, Lewis & Bockius LLP in the firm's Business & Finance section where he worked on a variety of corporate transactions, including financings, mergers, acquisitions, private placements and public offerings. From 1991 to 1994, Mr. Pelose attended law school. From 1986 to 1991, Mr. Pelose was a corporate loan officer in the commercial lending division of PNC Bank. Mr. Pelose received both his undergraduate degree in economics and his law degree from the University of Pennsylvania, both with honors. Mr. Pelose is licensed to practice law in New Jersey and Pennsylvania.

Mr. Siciliano has been our Chief Sales Officer since 2007. Prior to joining Marlin, he most recently served as Vice President of Sales and Marketing for ALK Technologies, a global logistics software company based in Princeton NJ. Prior to that, Mr. Siciliano served as Senior Vice President of Sales and Marketing for AppliedTheory, a company focused on application development and hosting where he built out a new national sales force and helped take the company public. He started his sales career in 1985 at Xerox and spent 11 years in various sales and sales leadership roles. He is a graduate of Rutgers University and holds a B.S. in marketing.

Ms. Wilson has been our Chief Financial Officer since June 5, 2006. Prior to joining the Company, from 1999 to 2006, Ms. Wilson was with General Electric Company, serving in a variety of finance positions for different subsidiaries and divisions of GE. From 2002 to 2006, Ms. Wilson worked for GE Equipment Services-TFS/ Modular Space, most recently serving as Manager of Finance, Strategic Marketing (from 2005 to 2006) and previously as Manager, Financial Planning and Analysis (from 2002 to 2005). From 1999 to 2002, Ms. Wilson was the Global Controller for GE Commercial Finance-Fleet Services. Prior to joining GE, Ms. Wilson held senior financial positions at Bank One Corporation (from 1996 to 1999) and Fleet National Bank of NY/ Northeast Savings (from 1989 to 1996), where she served as Senior Vice President, Controller and Principal Accounting Officer. Ms. Wilson started her career at Ernst & Young International working from 1984 to 1989 as an Audit Manager. Ms. Wilson obtained a B.A. in Business Administration from Siena College and is a licensed certified public accountant (non-active status).

Mr. Dietz has been our General Counsel since May 25, 2011. From July 2010 to May 2011, Mr. Dietz was our Assistant General Counsel. Prior to joining the Company, from 2008 to 2010, Mr. Dietz was an associate at Morgan, Lewis & Bockius LLP in the firm's Business & Finance section where he worked on a variety of corporate transactions, including mergers, acquisitions and outsourcing transactions. From 2004 to 2008, Mr. Dietz was an associate at Foley & Lardner LLP in the firm's Business Law Department where he worked on a variety of corporate transactions, including financings, restructurings, mergers, acquisitions and public offerings. From 2001 to 2004, Mr. Dietz attended law school. From 1997 to 2001, Mr. Dietz worked in the group benefits industry. Mr. Dietz received a B.A., *magna cum laude*, in political science from Gettysburg College and a law degree from the University of Michigan Law School. Mr. Dietz is licensed to practice law in Pennsylvania.

Proposal 1:
Election of Directors

Nominees for Election

In general, the Corporation's directors are elected at each annual meeting of shareholders. Currently, the number of directors of the Corporation is eight (8). In connection with the deliberations of the Nominating Committee to determine the slate of nominees to stand for election at the Annual Meeting, it was determined that Mr. Grzedzinski would not be nominated for election at the Annual Meeting. Consequently, at the Annual Meeting, the Corporation's shareholders are being asked to elect seven (7), rather than eight (8), directors to serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, resignation or removal. The nominees receiving the greatest number of votes at the Annual Meeting up to the number of authorized directors will be elected.

After the Annual Meeting, there will be one vacancy on the Board of Directors. The Nominating Committee has not identified a candidate to fill this vacancy. Under the terms of our Amended and Restated Articles of Incorporation and bylaws, the Board of Directors may fill this vacancy at any time.

All seven (7) of the nominees for election as directors at the Annual Meeting as set forth in the following table are incumbent directors, and all of the nominees have been previously elected as directors by the Corporation's shareholders. Each of the nominees has consented to serve as a director if elected. Except to the extent that authority to vote for any directors is withheld in a proxy, shares represented by proxies will be voted for such nominees. In the event that any of the nominees for director should, before the Annual Meeting, become unable to serve if elected, shares represented by proxies will be voted for such substitute nominees as may be recommended by the Corporation's existing Board, unless other directions are given in the proxies. To the best of the Corporation's knowledge, all of the nominees will be available to serve.

For each of the seven (7) nominees for election at the Annual Meeting, set forth below is biographical and other information as of August 1, 2013 as to each nominee's positions and offices held with the Corporation, principal occupations during the past five years, directorships of public companies and other organizations held during the past five years and the specific experience, qualifications, attributes or skills that, in the opinions of the Nominating Committee and the Board of Directors, make each nominee qualified to serve as a director of the Corporation:

Name	Age	Principal Occupation	Director Since
John J. Calamari	58	Former Executive Vice President and Chief Financial Officer of J.G. Wentworth	2003
Lawrence J. DeAngelo	47	Managing Director of SunTrust Robinson Humphrey Investment Bank	2001
Daniel P. Dyer	55	CEO of Marlin Business Services Corp.	1997
Kevin J. McGinty	64	Senior Advisor to Peppertree Capital Management Inc.	1998
Matthew J. Sullivan	55	Partner with Peachtree Equity Partners	2008
J. Christopher Teets	40	Partner of Red Mountain Capital Partners LLC.	2010
James W. Wert	66	President & CEO of CM Wealth Advisors, Inc.	1998

John J. Calamari:

Biography. Mr. Calamari has been a director since November 2003. Since November 2009, Mr. Calamari has served as an independent consultant in accounting and financial matters for various clients in diverse industries. Mr. Calamari served as the Executive Vice President and Chief Financial Officer of J.G. Wentworth from March 2007 until November 2009. Prior to that time, Mr. Calamari was Senior Vice President, Corporate Controller of Radian Group Inc., where he oversaw Radian's global controllership functions, a position he held after joining Radian in September 2001. From 1999 to August 2001, Mr. Calamari was a consultant to the financial services industry, where he structured new products and strategic alliances, established financial and administrative functions and engaged in private equity financing for startup enterprises. Mr. Calamari served as Chief Accountant of Advanta from 1988 to 1998, as Chief Financial Officer of Chase Manhattan Bank Maryland and Controller of Chase Manhattan Bank (USA) from 1985 to 1988 and as Senior Manager at Peat, Marwick, Mitchell & Co. (now KPMG LLP) prior to 1985 where he earned his certified public accountant license (currently non-active status). In addition, Mr. Calamari served as a director of Advanta National Bank, Advanta Bank USA and Credit One Bank. Mr. Calamari received his undergraduate degree in accounting from St. John's University in 1976.

Qualifications. Mr. Calamari has over 35 years of banking and financial experience, including five years serving in the role of Chief Financial Officer for a bank and a financial services company. Mr. Calamari achieved the level of certified public accountant, and he has served as Chairman of the Corporation's Audit Committee since July 2004. He has seven years of past service as a director of several non-public banks and financial services companies. Mr. Calamari has also had leadership positions with various community organizations. The Board has determined that Mr. Calamari is an independent director and is financially literate and an audit committee financial expert within the meaning of applicable SEC rules. The Board views Mr. Calamari's independence, his banking and financial experience, his experience as a director of other companies and his demonstrated leadership roles in business and community activities as important qualifications, skills and experience for the Board's conclusion that Mr. Calamari should serve as a director of the Corporation.

Lawrence J. DeAngelo:

Biography. Mr. DeAngelo has been a director since July 2001. Mr. DeAngelo is a Managing Director with SunTrust Robinson Humphrey, an investment bank based in Atlanta, Georgia. Mr. DeAngelo served as a

Managing Director with Roark Capital Group, a private equity firm based in Atlanta, Georgia from 2005 until January 2010. Prior to joining Roark in 2005, Mr. DeAngelo was a Managing Director of Peachtree Equity Partners, a private equity firm based in Atlanta, Georgia. Prior to co-founding Peachtree in April 2002, Mr. DeAngelo held numerous positions at Wachovia Capital Associates, the private equity investment group of Wachovia Bank, from 1996 to April 2002, the most recent of which was Managing Director. From 1995 to 1996, Mr. DeAngelo worked at Seneca Financial Group, and from 1992 to 1995, Mr. DeAngelo worked in the Corporate Finance Department at Kidder, Peabody & Co. From 1990 to 1992, Mr. DeAngelo attended business school. From 1988 to 1990, Mr. DeAngelo was a management consultant with Peterson & Co. Consulting. Mr. DeAngelo received his undergraduate degree in economics from Colgate University and his MBA from the Yale School of Management.

Qualifications. Mr. DeAngelo has over 20 years of experience as an investment banker and private equity professional, including 12 years serving in the role of Managing Director for a variety of private equity firms. He served as Chairman of the Corporation's Nominating and Governance Committee from November 2003 to March 2009, and has served as Chairman of the Corporation's Compensation Committee since March 2009. He has served as a director of 10 privately held companies. The Board has determined that Mr. DeAngelo is an independent director and is financially literate within the meaning of applicable SEC rules. The Board views Mr. DeAngelo's independence, his investment banking and private equity experience, his experience as a director of other companies and his demonstrated leadership roles in business as important qualifications, skills and experience for the Board's conclusion that Mr. DeAngelo should serve as a director of the Corporation.

Daniel P. Dyer:

Biography. Mr. Dyer has been Chief Executive Officer since co-founding the Corporation in 1997. In December of 2006, Mr. Dyer also assumed the role of President of the Corporation. From 1986 to 1997, Mr. Dyer served in a number of positions with Advanta Business Services, including Senior Vice President and Chief Financial Officer, where he was responsible for financial, IT, strategic planning and treasury functions. Mr. Dyer received his undergraduate degree in accounting and finance from Shippensburg University and is a licensed certified public accountant (non-active status).

Qualifications. Mr. Dyer has over 29 years of experience in financial services, including 25 years experience in the equipment leasing industry. Mr. Dyer is co-founder of the Corporation and has served as Chairman of the Corporation's Board of Directors from the Corporation's inception in 1997 to March 2009, and he has served as the Corporation's Chief Executive Officer since 1997. He has seven years of past service as a director of privately held companies. Mr. Dyer has also held leadership positions with various community organizations and industry related organizations including the Equipment Leasing and Finance Association's Industry Futures Council and Foundation. The Board views Mr. Dyer's leadership ability along with his significant industry knowledge and broad financial services expertise as important qualifications, skills and experience for the Board's conclusion that Mr. Dyer should serve as a director of the Corporation.

Kevin J. McGinty:

Biography. Mr. McGinty has been a director since February 1998 and has served as non-executive Chairman of the Board of Directors of the Corporation since March 2009. Mr. McGinty is Senior Advisor to Peppertree Capital Management, Inc. ("Peppertree"), a private equity fund management firm. Prior to founding Peppertree in January 2000, Mr. McGinty served as a Managing Director of Primus Venture Partners during the period from 1990 to December 1999. In both organizations Mr. McGinty was involved in private equity investing, both as a principal and as a limited partner. From 1970 to 1990, Mr. McGinty was employed by Society National Bank, now KeyBank, N.A., where in his final position he was an Executive Vice President. Mr. McGinty received his undergraduate degree in economics from Ohio Wesleyan University and his MBA in finance from Cleveland State University.

Qualifications. Mr. McGinty has over 40 years of experience in the banking and private equity industries, including 20 years as an officer of a bank and over 20 years serving in the role of Managing Director for a variety of private equity firms. He served as Chairman of the Corporation's Compensation Committee from November 2003 to March 2009, and has served as Chairman of the Corporation's Board of Directors since March 2009. He has 25 years of past service as a director of privately held companies. Mr. McGinty has also had leadership positions with various cultural and community organizations. The Board has determined that Mr. McGinty is an independent director and is financially literate within the meaning of applicable SEC rules. The Board views Mr. McGinty's independence, his banking experience, his experience as a director of other companies and his demonstrated leadership roles in business and community activities as important qualifications, skills and experience for the Board's conclusion that Mr. McGinty should serve as a director of the Corporation.

Matthew J. Sullivan:

Biography. Mr. Sullivan has been a director since April 2008. Mr. Sullivan is a Partner with Peachtree Equity Partners ("Peachtree"), a private equity investment firm. Mr. Sullivan co-founded Peachtree in 2002. From 1994 to 2002, Mr. Sullivan held numerous positions at Wachovia Capital Associates, the private equity investment group of Wachovia Bank, the most recent of which was Managing Director. From 1983 to 1994, Mr. Sullivan worked in the Corporate Finance Department at Kidder, Peabody & Co. and previously with Arthur Andersen & Company where he earned his certified public accountant license (currently non-active status). Mr. Sullivan received his undergraduate degree in finance from the University of Pennsylvania and his MBA from Harvard Business School.

Qualifications. Mr. Sullivan has over 20 years of experience as an investment banker and private equity professional, including over 10 years serving in the role of Managing Director for a variety of private equity firms. He has over 10 years of past service as a director of privately held companies. Mr. Sullivan has also had leadership positions with various cultural and community organizations. The Board has determined that Mr. Sullivan is an independent director and is financially literate within the meaning of applicable SEC rules. The Board views Mr. Sullivan's independence, his investment banking and private equity experience, his experience as a director of other companies and his demonstrated leadership roles in business and community activities as important qualifications, skills and experience for the Board's conclusion that Mr. Sullivan should serve as a director of the Corporation.

J. Christopher Teets:

Biography. Mr. Teets has been a director since May 2010. Mr. Teets has served as a Partner of Red Mountain Capital Partners LLC ("Red Mountain"), an investment firm, since February 2005. Before joining Red Mountain in 2005, Mr. Teets was an investment banker at Goldman Sachs & Co. Prior joining Goldman Sachs in 2000, Mr. Teets worked in the investment banking division of Citigroup. Mr. Teets has served as a director of Air Transport Services Group, Inc. since February 2009 and has served as a director of Encore Capital Group, Inc. since May 2007. Mr. Teets also served as a director of Affirmative Insurance Holdings, Inc. from August 2008 until September 2011. Mr. Teets holds a bachelor's degree from Occidental College and an MSc degree from the London School of Economics.

Qualifications. Mr. Teets has over 15 years of experience as an investment banker and investment professional, which includes advising and investing in financial institutions. Mr. Teets' experience also includes eight years serving as a Partner for an investment firm. He has six years of service as a director of other public companies and currently sits on the boards of two such companies. The Board has determined that Mr. Teets is an independent director, and is financially literate. The Board views Mr. Teets' independence, his investment banking and public and private investing experience, his experience with financial institutions, his experience as a director of other public companies and his demonstrated leadership roles in business as important qualifications, skills and experience for the Board's conclusion that Mr. Teets should serve as a director of the Corporation.

James W. Wert:

Biography. Mr. Wert has been a director since February 1998. Mr. Wert is President and CEO of CM Wealth Advisors, Inc. f/k/a Clanco Management Corp., which is a wealth management and investment advisory firm headquartered in Cleveland, Ohio. Prior to joining Clanco in May 2000, Mr. Wert served as Chief Financial Officer and then Chief Investment Officer of KeyCorp, a financial services company based in Cleveland, Ohio, and its predecessor, Society Corporation, until 1996, holding a variety of capital markets and corporate banking leadership positions spanning his 25 year banking career. Mr. Wert received his undergraduate degree in finance from Michigan State University in 1971 and completed the Stanford University Executive Program in 1982. Mr. Wert also serves as Vice Chairman and Director of Park-Ohio Holdings Corp.

Qualifications. Mr. Wert has over 25 years of experience in the banking and financial services industries, including 20 years as a senior officer of a bank. He served as Chairman of the Corporation's Audit Committee from November 2003 to July 2004. He has 19 years of service as a director of public companies, and has also spent 16 years serving on the boards of several non-public entities. Mr. Wert has also had leadership positions with various cultural and community organizations. The Board has determined that Mr. Wert is an independent director and is financially literate and an audit committee financial expert within the meaning of applicable SEC rules. The Board views Mr. Wert's independence, his banking and financial services experience, his experience as a director of other companies and his demonstrated leadership roles in business and community activities as important qualifications, skills and experience for the Board's conclusion that Mr. Wert should serve as a director of the Corporation.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board recommends that the shareholders vote **"FOR"** the seven (7) nominees listed above. Proxies received will be so voted unless shareholders specify otherwise in the proxy.

Proposal 2:

Non-Binding Advisory Vote on Executive Compensation

The following proposal gives the Corporation's shareholders the opportunity to vote to approve or not approve, on an advisory basis, the compensation of the Corporation's named executive officers. This vote is provided as required by Section 14A of the Securities Exchange Act of 1934, as amended. Accordingly, for the reasons discussed in the "Compensation Discussion and Analysis" section of this Proxy Statement, the Corporation is asking its shareholders to vote "FOR" the adoption of the following resolution:

> "RESOLVED, that the compensation paid to the named executive officers of Marlin Business Services Corp. ("Marlin"), as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion as disclosed in Marlin's Proxy Statement for the 2013 Annual Meeting of Shareholders, is hereby approved."

While the Corporation intends to carefully consider the voting results of this proposal, the final vote is advisory in nature and therefore not binding on the Corporation, the Board of Directors or the Compensation Committee. The Board and Compensation Committee value the opinions of all of the Corporation's shareholders and will consider the outcome of this vote when making future compensation decisions for the Corporation's named executive officers.

As described in detail under "Compensation Discussion and Analysis" in this Proxy Statement, our executive compensation program is designed to reward the achievement of specific annual, long-term and strategic goals by the Corporation and to align executives' interests with those of the Corporation's shareholders by rewarding performance against established goals, with the ultimate objective of improving shareholder value. The

Compensation Committee of the Board of Directors evaluates both performance and compensation to ensure that the Corporation maintains its ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive in the marketplace. To that end, we believe that our compensation program, with its balance of short-term incentives (including cash compensation) and long-term incentives (including equity-based compensation), and share ownership guidelines reward sustained performance that is measured against established goals and aligned with long-term shareholder interests. Shareholders are encouraged to read the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative disclosure.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors recommends a vote "FOR" the adoption of the above resolution indicating approval, on an advisory basis, of the compensation of the Corporation's named executive officers.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our common stock as of August 1, 2013, by:

- each person or entity known by us to beneficially own more than 5% of our common stock;
- each of our named executive officers in the Summary Compensation Table below;
- each of our directors and nominees; and
- all of our executive officers, directors and nominees as a group.

Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be the beneficial owner of securities as to which such person has no economic interest.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Executive Officers, Directors and Nominees		
Daniel P. Dyer[1,2]	405,142	3.14%
George D. Pelose[1,2]	206,446	1.60
Edward J. Siciliano[1]	85,425	*
Lynne C. Wilson[1]	90,056	*
Edward R. Dietz[1]	10,818	*
John J. Calamari[3]	32,833	*
Lawrence J. DeAngelo[3]	34,075	*
Edward Grzedzinski[3]	29,468	*
Kevin J. McGinty[3]	117,812	*
James W. Wert[3]	76,707	*
Matthew J. Sullivan[3,4]	2,338,035	18.12
J. Christopher Teets[1,3,5]	13,815	*
All executive officers, directors and nominees as a group (10 persons)[1,6]	3,440,632	26.67
Beneficial Owners of More Than 5% of Common Stock		
Peachtree Equity Investment Management, Inc.[7] 1170 Peachtree St., Ste. 1610 Atlanta, GA 30309	2,309,934	17.91
Red Mountain Capital Partners LLC[8] 10100 Santa Monica Blvd, Ste. 925 Los Angeles, CA 90067	1,259,902	9.76
Columbia Wanger Asset Management, L.P.[9] 227 West Monroe Street, Suite 3000 Chicago, IL 60606	1,216,000	9.42
Dimensional Fund Advisors LP.[10] Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	963,924	7.47

* Represents less than 1%.

(1) Does not include options vesting more than 60 days after August 1, 2013, held by Mr. Dyer (49,624), Mr. Pelose (37,795), Mr. Siciliano (10,776), Ms. Wilson (16,449), and Mr. Teets (1,250). Mr. Dietz does not

hold options vesting more than 60 days after August 1, 2013. Includes, where applicable, shares held in the 2003 Employee Stock Purchase Plan and restricted shares awarded under the 2003 Equity Compensation Plan, as amended.

(2) Includes options for Mr. Dyer (9,978) and Mr. Pelose (35,550) to purchase shares that are currently exercisable or will become exercisable within 60 days following August 1, 2013.

(3) Includes options for Mr. Calamari (8,529), Mr. DeAngelo (1,284), Mr. Grzedzinski (7,029), Mr. McGinty (13,812), Mr. Sullivan (10,745), Mr. Teets (3,750) and Mr. Wert (13,529) to purchase shares that are currently exercisable or will become exercisable within 60 days following August 1, 2013.

(4) Includes 2,309,934 shares that are reported as beneficially owned by Peachtree Equity Investment Management, Inc., based solely on a Schedule 13G filed jointly by such entity, WCI (Private Equity) LLC ("WCI") and Matthew J. Sullivan with the SEC on February 17, 2004. The shares are reported as directly owned by WCI, whose sole manager is Peachtree Equity Investment Management, Inc. (the "Manager"). The Manager could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such beneficial ownership with WCI. Matthew J. Sullivan is a director of the Manager, and could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such indirect beneficial ownership with the Manager and WCI. Mr. Sullivan disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein.

(5) The information for Mr. Teets does not include shares beneficially owned by Red Mountain Capital Partners LLC ("Red Mountain"), as described in footnote 8 below. Mr. Teets, a Partner of Red Mountain, disclaims beneficial ownership of the shares of the Company beneficially owned by Red Mountain.

(6) Includes options to purchase 104,206 shares that are currently exercisable or will become exercisable within 60 days following August 1, 2013.

(7) The shares reported as beneficially owned by Peachtree Equity Investment Management, Inc. are based solely on a Schedule 13G filed jointly by such entity, WCI (Private Equity) LLC ("WCI") and Matthew J. Sullivan with the SEC on February 17, 2004. The shares are reported as directly owned by WCI, whose sole manager is Peachtree Equity Investment Management, Inc. (the "Manager"). The Manager could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such beneficial ownership with WCI. Matthew J. Sullivan is a director of the Manager, and could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such indirect beneficial ownership with the Manager and WCI. Mr. Sullivan disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein.

(8) The shares reported as beneficially owned by Red Mountain are reported as of May 16, 2011, based solely on a Schedule 13D/A (Amendment No. 3 to Schedule 13D) jointly filed on May 18, 2011 by Red Mountain and certain of its related persons. Mr. Teets, a Partner of Red Mountain, disclaims beneficial ownership of all shares of the Company beneficially owned by Red Mountain.

(9) The shares reported as beneficially owned by Columbia Wanger Asset Management, LLC. ("CWAM") are reported as of December 31, 2012, based solely on a Schedule 13G/A filed by Columbia on February 14, 2013. CWAM does not directly own any shares of common stock of the Company. As the investment adviser of Columbia Acorn Fund and various other investment companies and managed accounts, CWAM may be deemed to beneficially own the shares reported by Columbia Acorn Fund. Accordingly, the shares reported by CWAM include those shares separately reported by Columbia Acorn Fund. CWAM disclaims beneficial ownership of any shares. As of December 31, 2012, only Columbia Acorn Fund, a Massachusetts business trust managed by CWAM, owned more than 5% of the class of securities reported.

(10) The shares reported as beneficially owned by Dimensional Fund Advisors LP ("Dimensional") are reported as of December 31, 2012, based solely on a Schedule 13G filed by Dimensional on February 11, 2013. Dimensional reported that it does not possess any sole or shared voting or investment power over any shares beneficially owned. Dimensional disclaims beneficial ownership of the shares reported.

Executive Compensation

Compensation Discussion and Analysis

Compensation Overview

The Compensation Committee of the Board of Directors sets and administers the policies that govern our executive compensation, including:

- establishing and reviewing executive base salaries;
- overseeing the Company's annual incentive compensation plans;
- overseeing the Company's long-term equity-based compensation plan;
- approving all bonuses and awards under those plans; and
- annually approving and recommending to the Board all compensation decisions for executive officers, including those for the Chief Executive Officer (the "CEO") and the other officers named in the Summary Compensation Table (together with the CEO, the "Executive Officers").

The current Executive Officers of the Company are Daniel P. Dyer, George D. Pelose, Edward J. Siciliano, Lynne C. Wilson and Edward R. Dietz. All of them were Executive Officers during 2012.

The Compensation Committee operates under a written charter (accessible on the investor relations page of the Company's website at www.marlinfinance.com) and only independent directors serve on the Compensation Committee.

Compensation Philosophy. The Compensation Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals by the Company, and which aligns executives' interests with those of the shareholders by rewarding performance against established goals, with the ultimate objective of improving shareholder value. The Compensation Committee evaluates both performance and compensation to ensure that the Company maintains its ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive in the marketplace. To that end, the Compensation Committee believes executive compensation packages provided by the Company to its executives, including the Executive Officers, should include both cash and equity-based compensation that rewards performance as measured against established goals.

At the 2012 Annual Meeting, shareholders approved the Company's compensation policies and programs with over 99% of the votes being cast in favor. The Compensation Committee believes this strongly affirms shareholders' support of the Company's approach to executive compensation. The Compensation Committee appreciates and values the views of our shareholders. In considering the results of the 2012 favorable advisory vote on executive compensation, the Compensation Committee recognizes that executive pay practices and notions of sound governance principles continue to evolve. While no changes were implemented as a result of the vote, the Compensation Committee intends to continue to pay close attention to the advice and counsel of its compensation advisors and invites our shareholders to communicate any concerns or opinions on executive pay directly to the Compensation Committee or the Board.

Management's Role in the Compensation-Setting Process. The Compensation Committee makes all compensation decisions relating to the Executive Officers; however, the Company's management plays a significant role in the compensation-setting process, including:

- evaluating employee performance;
- establishing performance targets and objectives; and
- recommending salary and bonus levels and equity awards.

The CEO works with the Compensation Committee Chairman in establishing the agenda for Compensation Committee meetings. Management also prepares meeting information for each Compensation Committee meeting. The CEO also occasionally participates in Compensation Committee meetings at the Compensation Committee Chairman's request to provide:

- background information regarding the Company's strategic objectives;
- a tally sheet for each Executive Officer, setting forth total compensation and aggregate equity awards for each Executive Officer;
- an evaluation of the performance of the Company's officers, including the Executive Officers; and
- compensation and equity award recommendations as to the Company's officers, including the Executive Officers.

The Compensation Committee can exercise its discretion in modifying any recommended awards to the Company's officers, including the Executive Officers. On January 23, 2013, the Compensation Committee chairman presented the 2012 bonus recommendations to the full Board of Directors of the Company, and the Board approved the 2012 bonus recommendations put forth by the CEO.

External Consultants and Benchmarking. The Compensation Committee has utilized the services of independent consulting firms on a limited basis.

In 2004, the Compensation Committee first engaged Watson Wyatt to conduct a study of the Company's Executive Officer compensation programs and strategies (the "2004 Watson Study"). The 2004 Watson Study compared the Company's executive compensation levels with that of (i) a peer group comprised of companies with a business services and financing focus that are similar in size to the Company (the "peer group"), (ii) compensation details from various market surveys across several industries (together with the peer group, the "comparison group") and (iii) broader financial services industry practices. The 2004 Watson Study selected a compensation peer group of companies consisting of eight publicly-traded companies similar in industry and size with executive positions with responsibilities similar in breadth and scope to those of the Company. The peer group used in the initial benchmark analysis contained in the 2004 Watson Study consisted of: California First National Bank (CFNB); Credit Acceptance Corp. (CACC); Financial Federal Corp. (FIF); First Marblehead Corp. (FMD); Medallion Financial Corp. (TAXI); Portfolio Recovery Associates Inc. (PRAA); First Investors Financial Services Group Inc. (FIFS); and World Acceptance Corp. (WRLD).

The 2004 Watson Study concluded that the Company's Executive Officers are paid conservatively relative to the comparison group. The study noted that the Executive Officers' base salaries at the time of the report were generally below the 50th percentile of the comparison group, but the competitiveness of the Executive Officers' total annual cash compensation improved with above market bonus opportunities. The 2004 Watson Study further noted that the value of the existing long-term incentives granted to the executives (primarily in the form of stock options) was below market levels.

In response to the findings of the 2004 Watson Study and in keeping with its philosophy of providing strong incentives for superior performance, the Compensation Committee modified the structure of the Company's Executive Officer equity compensation program. Based on recommendations contained in the 2004 Watson Study, effective in 2005, the Compensation Committee modified the stock-based incentive award program for the Executive Officers to include the three separate components set forth below (i.e., stock option grants, restricted stock grants and the management stock ownership program (the "MSOP")). The 2004 Watson Study suggested that this mix of stock-based awards will improve the competitiveness of the Company's long-term incentive plan for its Executive Officers and will better serve to align the overall interests of the Executive Officers with the Company's shareholders.

In October 2008, the Compensation Committee engaged Watson Wyatt to update the 2004 Watson Study regarding the Company's Executive Officer compensation programs and strategies (the "2008 Watson Study"). No changes were made to the peer group in the 2008 Watson Study. In response to the findings of the 2008 Watson Study, the Compensation Committee further modified the structure of the Company's Executive Officer compensation programs. Based on recommendations contained in the 2008 Watson Study, effective in 2009, the three components of the stock-based incentive award program for the Executive Officers consist of performance accelerated restricted stock awards, time vesting restricted stock and the MSOP. Based on the 2008 Watson Study, stock options were eliminated from future grants and replaced with restricted stock.

Watson Wyatt has not prepared an additional study since 2008 and no other benchmarking of the Company's Executive Officer compensation programs has been conducted. Therefore, in late 2012, the Compensation Committee engaged Pearl Meyer & Partners to conduct a comprehensive evaluation of the Company's Executive Officer compensation programs for 2013 (the "2013 Pearl Meyer Study"). While the 2013 Pearl Meyer Study had no impact on the 2012 Executive Officer compensation programs, the Compensation Committee will consider the 2013 Pearl Meyer Study when making 2013 compensation decisions.

Compensation Components

Watson Wyatt reviewed the Company's existing executive compensation structure and assisted in the development of executive compensation programs that (a) are competitive among companies in similar growth and development stages to attract and retain talented management, (b) provide incentives that focus on the critical needs of the business on an annual and continuing basis and (c) reward management commensurate with the creation of shareholder and market value.

As noted above, the 2004 Watson Study included an initial benchmark analysis of the Company's executive compensation program, comparing it to (i) the peer group, (ii) the comparison group and (iii) broader financial services industry practices. The Compensation Committee used this benchmark data to set the Executive Officers' compensation levels in 2004. On an ongoing basis, the Compensation Committee reviews a variety of factors in assessing and setting overall executive compensation levels, including references to market surveys, broader financial services industry practices, tally sheets, executive performance and the 2008 Watson Study.

The components of compensation paid to the Executive Officers in 2012 were as follows:

- *Base Salary.* The Compensation Committee establishes base salaries that it believes to be sufficient to attract and retain quality Executive Officers who can contribute to the long-term success of the Company. The Compensation Committee determines each Executive Officer's base salary through a thorough evaluation of a variety of factors, including the executive's responsibilities, tenure, job performance and prevailing levels of market compensation. The Compensation Committee reviews these salaries at least annually for consideration of increases based on merit and competitive market factors.
- *Bonus.* The annual incentive bonus awards are designed to reward the Executive Officers for the achievement of certain quantitative and qualitative corporate and individual performance goals. The Compensation Committee sets threshold, target and maximum bonus levels for each goal. As part of the 2004 Watson Study, the Company sought to set the Executive Officers' total target compensation levels at levels that were near the median of the data from the peer group and the broader industry practices. This resulted in the setting of threshold, target and maximum bonus levels (as a percentage of base salaries) as follows: Daniel P. Dyer: 42.5% threshold, 85% target and 148.75% maximum; George D. Pelose: 37.5% threshold, 75% target and 108.75% maximum; Edward J. Siciliano: 35% threshold, 70% target and 105% maximum; Lynne C. Wilson: 25% threshold, 50% target and 75% maximum; and Edward R. Dietz: 15% threshold, 33% target and 50% maximum.

Prior to the beginning of each year, the Company sets target levels for the items of quantitative and qualitative corporate and individual performance that are to be evaluated that year for assessing the bonus opportunity for the Executive Officers. Items of quantitative and qualitative corporate and individual performance that may be evaluated include (i) the Company's pre-tax income for the measurement year, (ii) the leadership demonstrated by each Executive Officer, (iii) the development of the Company's future leadership staff and (iv) the effectiveness of the Executive Officers as a team. The target level related to the Company's pre-tax income (which is the key component in the compensation analysis) is standard for each Executive Officer. Other target levels are specific to each individual Executive Officer (such as demonstration of leadership and overall effectiveness). To achieve his or her target bonus level, the Executive Officer must achieve each performance measurement. If the planned performance measurements for that year are not achieved, an Executive Officer can still achieve the threshold bonus level if his or her performance exceeds certain minimum requirements. Maximum bonus level can be achieved if planned levels for the performance measurements are exceeded.

- *Equity-Based Incentive Awards.* The Compensation Committee believes that share ownership provided by equity-based compensation emphasizes and reinforces the mutuality of interest among the Executive Officers and shareholders. After each fiscal year, the Compensation Committee reviews and approves stock-based awards for the Executive Officers based primarily on the Company's results for the year and the Executive Officer's individual contribution to those results. Based on the principles set forth in the 2008 Watson Study, the Company set the Executive Officers' annual equity-based compensation target levels (as a percentage of base salaries) as follows: Daniel P. Dyer: 120% target; George D. Pelose: 90% target; Edward J. Siciliano: 70% target; Lynne C. Wilson: 45% target; and Edward R. Dietz: 25% target. The stock-based incentive awards adopted pursuant to the 2008 Watson Study include three separate formulaic components: (1) performance accelerated restricted stock grants (60% of the annual target grant amount), (2) time vesting restricted stock grants (20% of the annual target grant amount) and (3) the MSOP (20% of the annual target grant amount).
- *Other Benefits.* The Executive Officers participate in employee benefits plans generally available to all of the Company's employees, including medical and health plans, the 401(k) program and the Employee Stock Purchase Program. In addition, Messrs. Dyer and Pelose received reimbursement of life and disability insurance premiums pursuant to their employment agreements, and each of the Executive Officers receive reimbursement for physical examinations.

Components of Equity-Based Incentive Awards

As mentioned above, the formulaic equity-based incentive awards adopted pursuant to the 2008 Watson Study include three separate components: (1) performance accelerated restricted stock grants, (2) time vesting restricted stock grants and (3) the MSOP.

- *Performance Accelerated Restricted Stock Grants.* Performance accelerated restricted stock grants represent 60% of the value of the annual equity grants made to the Executive Officers and the other equity-based incentive program participants. These grants are made biennially (i.e., double grants made every other year) as recommended in the 2008 Watson Study as a way to make meaningful grants that will help immediately align the interests of the grant recipients with the shareholders. The restrictions on the performance accelerated restricted stock grants lapse after seven years, but are subject to accelerated performance vesting. Vesting shall accelerate and the restrictions shall lapse on all or a portion of the restricted shares if the grant recipient achieves all or a portion of his/her annual vesting goals during the first three years after the grant date (up to one-third of the total grant amount can vest on an accelerated basis each of the first three years after the grant date), as approved by the Compensation Committee. Overachievement against the goals may result in the Compensation Committee granting additional restricted shares.

- *Time Vesting Restricted Stock Grants.* Time vesting restricted stock grants represent 20% of the value of the annual equity grants made to the Executive Officers and the other equity-based incentive program participants. The restrictions on these shares shall lapse pro-rata over four years after the grant date (25% per year).
- *Management Stock Ownership Program.* The MSOP represents 20% of the value of the annual equity grants made to the Executive Officers and the other equity-based incentive program participants. The MSOP provides for a matching grant of restricted stock to a participant who owns common stock of the Company. The restrictions on the matching MSOP restricted shares lapse after ten years, but are subject to accelerated vesting. Vesting of the matching MSOP restricted shares shall immediately accelerate (and all restrictions shall lapse) after three years if the grantee maintained continuous outright ownership of an equivalent number of unrestricted shares of the Company for the entire three-year period.

Ownership Guidelines

In an effort to ensure that the Executive Officers and other officers and managers of the Company maintain sufficient equity ownership so that their thinking and actions are aligned with the interests of our shareholders, the Company first adopted management ownership guidelines in 2006, which apply to all participants in the equity-based incentive award program. The ownership guidelines were revised in 2009 and currently consist of minimum share ownership levels for the Executive Officers and the other officers participating in the equity-based incentive award program. The share ownership guidelines are summarized below:

Name/Position	Minimum ownership guideline
Daniel P. Dyer	50,000 shares
George D. Pelose	35,000 shares
Edward J. Siciliano	20,000 shares
Lynne C. Wilson	20,000 shares
Edward R. Dietz	2,500 shares
Other Officers	2,000 to 20,000 shares (depending on position and tenure)

Restricted shares do not count toward the ownership guideline. Compliance will be reviewed at least annually.

If an equity incentive program participant sells shares of the Company while such participant is not in compliance with the ownership guidelines, the Compensation Committee will take this into account prior to making additional equity awards to such participant.

As of August 1, 2013, Mr. Dyer, Mr. Pelose, Mr. Siciliano, Ms. Wilson and Mr. Dietz were in compliance with their respective ownership guidelines.

Employment Agreements

In October 2003, the Company entered into employment agreements with Messrs. Dyer and Pelose, which became effective in November 2003 upon consummation of the Company's initial public offering and the terms of which are substantially similar to each other, and amended such employment agreements in December 2008. The employment agreements establish minimum salary and target bonus levels for the executives. The agreements require the executives to devote substantially all of their business time to their employment duties. Each agreement had an initial two-year term that automatically extends on each anniversary of the effective date of the agreement for successive one-year terms unless either party to the agreement provides 90 days' notice to the other party that he does not wish to renew the agreement. The agreements currently run through November 2014.

The Company may terminate the employment agreements for or without cause, and the executive may terminate his employment agreement with or without good reason. The employment agreements terminate automatically upon a change in control. The employment agreements provide for severance in the case of termination without cause, resignation for good reason, termination upon non-renewal of the agreement and termination on account of change in control. The employment agreements are intended to comply with the requirements of Section 409A of the Internal Revenue Code, to the extent applicable, and the agreements shall be interpreted to avoid any penalty sanctions thereunder. Upon termination of the employment agreement, the executive will be subject to certain protective non-competition and non-solicitation covenants. In addition, for a 24-month period after termination of employment, the executive is prohibited from hiring the Company's employees.

Compensation for Executive Officers in 2012

Base Salary. The Executive Officers' base salaries as of December 31, 2012 were as follows: Mr. Dyer, $390,000, Mr. Pelose, $325,000, Mr. Siciliano, $289,823 (which was increased from $285,000 on October 25, 2012), Ms. Wilson, $267,038 and Mr. Dietz $218,400 (which was increased from $210,000 on June 1, 2012.)

Annual Bonuses. In 2012, the Executive Officers were eligible for annual bonuses at the following threshold, target and maximum bonus levels (as a percentage of base salaries): Daniel P. Dyer: 42.5% threshold, 85% target and 148.75% maximum; George D. Pelose: 37.5% threshold, 75% target and 108.75% maximum; Edward J. Siciliano: 35% threshold, 70% target and 105% maximum; Lynne C. Wilson: 25% threshold, 50% target and 75% maximum; and Edward R. Dietz: 15% threshold, 33% target and 50% maximum. The annual incentive bonus awards are designed to reward the Executive Officer for the achievement of certain corporate and individual performance goals. Each year, the Compensation Committee reviews and approves goals for each Executive Officer, which typically consist of a corporate goal and specific individual goals.

An aggregate bonus pool of approximately $1,603,616 was targeted in 2012 for the 15 officers and managers. In 2012, the Board proposed (and management agreed to) a slight increase in the aggregate available management bonus pool from $1,603,616 to $1,675,112 (104% of the original $1,603,616 target bonus pool for 2012).

In connection with the 2012 percentage payouts against the bonus targets, each Executive Officer was eligible to receive 100% or greater of his or her target bonus level if (a) the Company met or exceeded its pre-tax income goal for 2012 and (b) such Executive Officer met or exceeded his or her individual performance goals. Mr. Dyer reported to the Compensation Committee on the achievement of individual goals by Mr. Pelose, Mr. Siciliano, Ms. Wilson and Mr. Dietz related to their demonstration of leadership in their respective areas of responsibility, the development of future leadership staff in their respective areas of responsibility and their overall effectiveness. The Compensation Committee evaluated Mr. Dyer's achievement of his individual goals related to his demonstration of leadership with respect to the Company as a whole, the development of the other Executive Officers and other future leaders of the Company and his overall effectiveness as chief executive officer of the Company. Based on such information and based on the Company earning a pre-tax income that exceeded the 2012 goal by 29.5%, the Compensation Committee set the Executive Officer's percentage payouts against bonus targets in 2012 as follows: Mr. Dyer — 105%; Mr. Pelose — 105%; Mr. Siciliano — 105%; Ms. Wilson — 94.5%; and Mr. Dietz — 121.8%.

The calculation of the bonus payable to each Executive Officer in 2012 is as follows: Mr. Dyer — $390,000 base salary (i) multiplied by his 2012 target bonus percentage of 85% and (ii) further multiplied by his performance payout percentage of 105% equals $348,075; Mr. Pelose — $325,000 base salary (i) multiplied by his 2012 target bonus percentage of 75% and (ii) further multiplied by his performance payout percentage of 105% equals $255,938; Mr. Siciliano — $285,000 base salary (i) multiplied by his 2012 target bonus percentage of 70% and (ii) further multiplied by his performance payout percentage of 105% equals $209,475; Ms. Wilson — $267,038 base salary (i) multiplied by her 2012 target bonus percentage of 50% and (ii) further multiplied by her performance payout percentage of 94.5% equals $126,175; and Mr. Dietz — $210,000 base salary (i) multiplied by his 2012 target bonus percentage of 33% and (ii) further multiplied by his performance payout percentage of 121.8% equals $85,250. The table below shows the aggregate 2012 bonus opportunity at the threshold, target and maximum levels and the actual 2012 bonus achieved:

	2012 Annual Bonus Opportunity			Actual Bonus Achieved for 2012
	Threshold	Target	Maximum	
Daniel P. Dyer	$165,750	$331,500	$580,125	$348,075
George D. Pelose	$121,875	$243,750	$353,437	$255,938
Edward J. Siciliano	$ 99,750	$199,500	$299,250	$209,475
Lynne C. Wilson	$ 66,759	$133,519	$200,278	$126,175
Edward R. Dietz	$ 31,500	$ 70,000	$105,000	$ 85,250

Annual Equity-Based Incentives. In connection with the Company's annual equity-based incentive program adopted based on the recommendations in the 2008 Watson Study, on January 26, 2012, the Compensation Committee reviewed and approved stock-based awards for the Executive Officers based on the Company's results for the year and the executive's individual contribution to those results. Grants made under the annual equity-based incentive plan to the Executive Officers in 2012 consisted of the following:

- *Time Vesting Restricted Stock Awards*: The annual time vesting restricted stock grant to the Executive Officers was made by the Compensation Committee on January 26, 2012. The restrictions on the time vesting restricted stock grants will lapse over the four year period following the grant date on a pro-rate basis (25% per year). In 2012, the Company made the following time vesting restricted stock awards to the Executive Officers: Mr. Dyer — 7,091; Mr. Pelose — 4,432; Mr. Siciliano — 3,023; Ms. Wilson — 1,821; and Mr. Dietz — 795.
- *Matching Grant of MSOP Restricted Stock*: Pursuant to the Company's MSOP plan, the Compensation Committee made matching grants of restricted stock to the Executive Officers. The restrictions on the MSOP restricted stock will lapse ten years from the date of grant; however, if the Executive Officer continuously maintains ownership of an equal number of common shares for three years, the vesting on the matching shares shall accelerate and fully vest at the end of such three year period. In 2012, the Company granted the following matching shares of restricted stock to the Executive Officers: Mr. Dyer — 7,091; Mr. Pelose — 4,432; Mr. Siciliano — 3,023; Ms. Wilson — 1,821; and Mr. Dietz — 795.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis set forth above with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the this Annual Report on Form 10-K for the year ended December 31, 2012.

This report is submitted by the members of the Compensation Committee of the Board of Directors:

Lawrence J. DeAngelo (Chairman)
Edward Grzedzinski
James W. Wert

Compensation Committee Interlocks and Insider Participation

The members of the Company's Compensation Committee are named above. None of these individuals has ever been an officer or employee of the Company or any of its subsidiaries and no "compensation committee interlocks" existed during 2012.

Compensation and Plan Information

Summary Compensation Table

The following table sets forth the compensation awarded or paid, or earned or accrued for services rendered to the Company in all capacities during fiscal years 2012, 2011 and 2010 by the Company's Chief Executive Officer, Chief Financial Officer and the other individual who was an executive officer during fiscal year 2012. In accordance with SEC rules, the compensation described in the table does not include medical, group life insurance or other benefits which are available generally to all our salaried employees.

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[1]	All Other Compensation ($)[2]	Total ($)
Daniel Dyer	2012	$390,000	—	$635,969	$ 6,650	$348,075	$18,616	$1,399,310
Chief Executive Officer	2011	$386,700	—	$582,410	$21,650	$200,000	$17,213	$1,207,973
	2010	$370,500	—	$598,933	$33,402	$132,600	$11,666	$1,147,101
George D. Pelose	2012	$325,000	—	$509,784	$ 5,060	$255,938	$12,887	$1,108,669
Executive Vice President	2011	$325,000	—	$405,309	$16,584	$165,000	$14,390	$ 926,283
and Chief Operating Officer	2010	$325,000	—	$432,602	$24,220	$131,625	$ 8,062	$ 921,509
Edward J. Siciliano	2012	$289,823	—	$260,779	$ 1,026	$209,475	$ 8,197	$ 769,300
Executive Vice President and Chief Sales Officer								
Lynne C. Wilson	2012	$267,038	—	$171,365	$ 2,605	$126,175	$ 4,606	$ 571,789
Senior Vice President and	2011	$263,748	—	$138,511	$ 8,622	$ 40,050	$ 3,299	$ 454,230
Chief Financial Officer	2010	$257,639	—	$189,866	$12,768	$ 33,198	$ 3,468	$ 496,939
Edward R. Dietz	2012	$214,749	—	$ 46,410	$ —	$ 85,250	$ 3,118	$ 349,527
Vice President and General Counsel								

(1) Figures represent the cash portion of the bonuses earned for that year (but paid in first quarter of the following year).

(2) Includes contributions made by the Company to the 401(k) plan on behalf of the Executive Officers, and, for Messrs. Dyer and Pelose, reimbursement of life and disability insurance premiums pursuant to their employment agreements. Reimbursement of life and disability insurance premiums in 2012 was $7,991 for Mr. Dyer and $4,387 for Mr. Pelose. Contributions made by the Company to the 401(k) plan in 2012 were $10,625 for Mr. Dyer, $8,500 for Mr. Pelose, $8,197 for Mr. Siciliano; $4,606 for Ms. Wilson; and $3,118 for Mr. Dietz.

Current Compensation — Grants of Plan-Based Awards Table

The following Grants of Plan-Based Awards table provides additional information about restricted stock and option awards and equity incentive plan awards granted to our Executive Officers during the year ended December 31, 2012. The Company does not have any non-equity incentive award plans and has therefore omitted the corresponding columns. The compensation plans under which the grants in the following table were made are described in the "Compensation for Executive Officers in 2012 — Equity-Based Incentives."

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards			All other Stock Awards: Number of Shares of Stock or Units (#)	All other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold (#)	Target (#)	Maximum (#)				
Daniel P. Dyer	01/26/2012	—	—	—	7,091	—	—	$98,849
	01/26/2012	—	—	—	7,091	—	—	$98,849
George D. Pelose	01/26/2012	—	—	—	4,432	—	—	$61,782
	01/26/2012	—	—	—	4,432	—	—	$61,782
Edward J. Siciliano	01/26/2012	—	—	—	3,023	—	—	$42,142
	01/30/2012	—	—	—	3,023	—	—	$42,957
Lynne C. Wilson	01/26/2012	—	—	—	1,821	—	—	$25,385
	01/26/2012	—	—	—	1,821	—	—	$25,385
Edward R. Dietz	01/26/2012	—	—	—	795	—	—	$11,082
	01/30/2012	—	—	—	795	—	—	$11,297

Outstanding Equity Awards at Fiscal Year-End 2012

The following table summarizes the equity awards we have made to our Executive Officers which are outstanding as of December 31, 2012.

	Option Awards					Stock Awards			
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Options (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock that Have Not Vested (#)**	**Market Value of Shares or Units of Stock that Have Not Vested (#)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)**
Daniel P. Dyer	—	—	31,034[1]	$ 9.52	03/01/2015	—	—	—	—
	—	19,956[2]	—	$12.41	05/25/2017	—	—	—	—
	—	—	8,612[3]	$12.41	05/25/2017	—	—	—	—
	—	—	—	—	—	2,760[4]	$ 55,366	—	—
	—	—	—	—	—	8,320[5]	$166,899	—	—
	—	—	—	—	—	1,920[6]	$ 38,515	—	—
	—	—	—	—	—	5,200[7]	$104,312	—	—
	—	—	—	—	—	4,320[8]	$ 86,659	—	—
	—	—	—	—	—	5,241[9]	$105,134	—	—
	—	—	—	—	—	10,482[10]	$210,269	—	—
	—	—	—	—	—	6,235[11]	$125,074	—	—
	—	—	—	—	—	33,251[12]	$667,015	—	—
	—	—	—	—	—	8,313[13]	$166,759	—	—
	—	—	—	—	—	7,091[14]	$142,245	—	—
	—	—	—	—	—	7,091[15]	$142,245	—	—
George D. Pelose	15,510[16]	—	—	$ 9.52	03/01/2015	—	—	—	—
	—	—	23,842[17]	$ 9.52	03/01/2015	—	—	—	—
	14,674	14,674[2]	—	$12.41	05/25/2017	—	—	—	—
	—	—	6,616[18]	$12.41	05/25/2017	—	—	—	—
	—	—	—	—	—	712[4]	$ 14,283	—	—
	—	—	—	—	—	6,391[5]	$128,203	—	—
	—	—	—	—	—	3,250[7]	$ 65,195	—	—
	—	—	—	—	—	3,276[9]	$ 65,717	—	—
	—	—	—	—	—	6,551[10]	$131,413	—	—
	—	—	—	—	—	3,897[11]	$ 78,174	—	—
	—	—	—	—	—	20,781[12]	$416,867	—	—
	—	—	—	—	—	5,195[13]	$104,212	—	—
						4,432[14]	$ 88,906	—	—
						4,432[15]	$ 88,906	—	—
Edward J. Siciliano	1,325[19]	—	—	$14.37	10/08/2014	—	—	—	—
	7,862[16]	—	—	$ 9.52	03/01/2015	—	—	—	—
	—	—	10,776[27]	$ 9.52	03/01/2015	—	—	—	—
	—	—	—	—	—	1,066[20]	$ 21,384	—	—
	—	—	—	—	—	1,389[7]	$ 27,863	—	—
	—	—	—	—	—	5,252[21]	$105,355	—	—
	—	—	—	—	—	3,695[26]	$ 74,122	—	—
	—	—	—	—	—	1,848[9]	$ 37,071	—	—
	—	—	—	—	—	2,199[11]	$ 44,112	—	—
	—	—	—	—	—	11,723[12]	$235,163	—	—
	—	—	—	—	—	2,931[22]	$ 58,796	—	—
	—	—	—	—	—	3,023[14]	$ 60,641	—	—
	—	—	—	—	—	3,023[15]	$ 60,641	—	—
	—	—	—	—	—			—	—

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Lynne C. Wilson		1,976[2]	—	$12.41	05/25/2017	—	—	—	—
	—	—	12,265[23]	$ 9.52	03/01/2015	—	—	—	—
	—	—	3,196[24]	$12.41	05/25/2017	—	—	—	—
	—	—	—	—	—	1,932[25]	$ 38,756	—	—
	—	—	—	—	—	3,087[5]	$ 61,925	—	—
						7,083[6]	$142,085		
	—	—	—	—	—	1,265[7]	$ 25,376	—	—
	—	—	—	—	—	1,275[9]	$ 25,577	—	—
	—	—	—	—	—	2,549[10]	$ 51,133	—	—
	—	—	—	—	—	1,517[11]	$ 30,431	—	—
	—	—	—	—	—	8,491[12]	$170,329	—	—
	—	—	—	—	—	2,022[13]	$ 40,561	—	—
	—	—	—	—	—	1,821[14]	$ 36,529	—	—
	—	—	—	—	—	1,821[15]	$ 36,529	—	—
Edward R. Dietz	—	—	—	—	—	3,437[28]	$ 68,946	—	—
	—	—	—	—	—	795[14]	$ 15,948	—	—
						795[29]	$ 15,948		
	—	—	—	—	—	645[30]	$ 12,939	—	—
	—	—	—	—	—	3,000[31]	$ 60,180	—	—
	—	—	—	—	—	350[32]	$ 7,021	—	—

1. The Performance Based non-qualified stock options were granted on February 29, 2008 at a strike price equal to $9.52 (the closing price of the Company's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Company's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 10,345; at 15.0%-16.49%, 20,689; at 16.5% or greater, 31,034.

2. Stock options granted as part of the option exchange program; options vest at the rate of 25% per year, with vesting dates for the remaining 50% at 5/24/2013 and 5/24/2014.

3. The Performance Based non-qualified stock options were granted on May 24, 2010 (as part of the option exchange program) at a strike price equal to $12.41 (the closing price of the Company's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Company's EPS compounded average growth rate over the four fiscal years of 2007, 2008, 2009 and 2010, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 2,871; at 15.0%-16.49%, 5,741; at 16.5% or greater, 8,612.

4. The shares were granted on March 9, 2004, and vest ten years from the grant date.

5. Represents grant of restricted shares made on March 16, 2007 (the grant date stock price was $20.77). The restrictions on these shares shall lapse on March 16, 2014.

6. Represents biennial grant of performance accelerated restricted shares made on February 18, 2009 (the grant date stock price was $6.91). The restrictions on these shares shall lapse on February 18, 2016. Vesting may accelerate (and all restrictions shall lapse) up to one-third of the grant amount for each of the three years immediately following the grant date if the grantee achieves certain performance goals established annually for each of the first three years. Additional grants may be made if the grantee exceeds his/her performance goals.

7. Time vesting restricted stock grants (the grant date stock price was $4.50) that vest at the rate of 25% per year, with vesting date of the remaining 25% at 2/18/2013.

8. Represents remainder of biennial grant of performance accelerated restricted shares made on October 28, 2009 (the grant date stock price was $7.17). The restrictions on these shares shall lapse on October 28, 2016. Vesting may accelerate (and all restrictions shall lapse) up to one-third of the grant amount for each of the three years immediately following the grantee date if the grantee achieves certain performance goals established annually for each of the first three years. Additional grants may be made if the grantee exceeds his performance goals.

9. Time vesting restricted stock grants (the grant date stock price was $9.52) that vest at the rate of 25% per year, with vesting dates for the remaining 50% at 3/12/2013; and 3/12/2014.

10. Represents matching grant of restricted stock under MSOP made on March 12, 2010 (the grant date stock price was $9.52). The restrictions on these matching restricted shares shall lapse on March 12, 2020. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on March 12, 2013) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Company for the entire three year period.

11. Time vesting restricted stock grants (the grant date stock price was $10.97) that vest at the rate of 25% per year, with vesting dates for the remaining 75% at 3/1/2013; 3/1/2014 and 3/1/2015.

12. Represents biennial grant of performance accelerated restricted shares made on March 1, 2011 (the grant date stock price was $10.97). The restrictions on these shares shall lapse on March 1, 2018. Vesting may accelerate (and all restrictions shall lapse) up to one-third of the grant amount for each of the three years immediately following the grant date if the grantee achieves certain performance goals established annually for each of the first three years. Additional grants may be made if the grantee exceeds his/her performance goals.

13. Represents matching grant of restricted stock under MSOP made on March 1, 2011 (the grant date stock price was $10.97). The restrictions on these matching restricted shares shall lapse on March 1, 2021. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on March 1, 2014) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Company for the entire three year period.

14. Time vesting restricted stock grants (the grant date stock price was $13.94) that vest at the rate of 25% per year, with vesting dates of 1/26/2013; 1/26/2014; 1/26/2015 and 1/26/2016.

15. Represents matching grant of restricted stock under MSOP made on January 26, 2012 (the grant date stock price was $13.94). The restrictions on these matching restricted shares shall lapse on January 26, 2022. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on January 26, 2015) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Company for the entire three year period.

16. Stock options vest at the rate of 25% per year; the final vesting date occurred on 2/28/2012.

17. The Performance Based non-qualified stock options were granted on February 29, 2008 at a strike price equal to $9.52 (the closing price of the Company's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Company's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 7,947; at 15.0%-16.49%, 15,895; at 16.5% or greater, 23,842.

18. The Performance Based non-qualified stock options were granted on May 24, 2010 (as part of the option exchange program) at a strike price equal to $12.41 (the closing price of the Company's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Company's EPS compounded average growth rate over the four fiscal years of 2007, 2008, 2009 and 2010, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 2,206; at 15.0%-16.49%, 4,410; at 16.5% or greater, 6,616.

[19] Stock options that vested at the rate of 25% per year; the final vesting date occurred on October 8, 2011.

[20] Represents grant of restricted shares made on October 8, 2007 (the grant date stock price was $14.37). The restrictions on these shares shall lapse on October 8, 2014.

[21] Represents grant of restricted shares made on February 29, 2008 (the grant date stock price was $9.52). The restrictions on these shares shall lapse on March 1, 2015.

[22] Represents matching grant of restricted stock under MSOP made on March 18, 2011 (the grant date stock price was $11.31). The restrictions on these matching restricted shares shall lapse on March 18, 2021. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on March 18, 2014) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Company for the entire three year period.

[23] The Performance Based non-qualified stock options were granted on February 29, 2008 at a strike price equal to $9.52 (the closing price of the Company's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Company's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 4,088; at 15.0%-16.49%, 8,177; at 16.5% or greater, 12,265.

[24] The Performance Based non-qualified stock options were granted on May 24, 2010 (as part of the option exchange program) at a strike price equal to $12.41 (the closing price of the Company's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Company's EPS compounded average growth rate over the four fiscal years of 2007, 2008, 2009 and 2010, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 1,065; at 15.0%-16.49%, 2,131; at 16.5% or greater, 3,196.

[25] Represents grant of restricted shares made on June 5, 2006 (the grant date stock price was $21.32). The restrictions on these shares shall lapse on June 5, 2013.

[26] Represents matching grant of restricted stock under MSOP made on April 6, 2010 (the grant date stock price was $10.24). The restrictions on these matching restricted shares shall lapse on April 6, 2020. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on April 6, 2013) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Company for the entire three year period.

[27] The Performance Based non-qualified stock options were granted on February 29, 2008 at a strike price equal to $9.52 (the closing price of the Company's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Company's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 3,592; at 15.0%-16.49%,7,184; at 16.5% or greater, 10,776.

[28] Represents biennial grant of performance accelerated restricted shares made on May 25, 2011 (the grant date stock price was $11.93). The restrictions on these shares shall lapse on May 25, 2018. Vesting may accelerate (and all restrictions shall lapse) up to one-third of the grant amount for each of the three years immediately following the grant date if the grantee achieves certain performance goals established annually for each of the first three years. Additional grants may be made if the grantee exceeds his/her performance goals.

[29] Represents matching grant of restricted stock under MSOP made on January 30, 2012 (the grant date stock price was $14.21). The restrictions on these matching restricted shares shall lapse on January 30, 2022. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on January 30, 2015) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Company for the entire three year period.

30. Time vesting restricted stock grants (the grant date stock price was $11.93) that vest at the rate of 25% per year, with vesting dates for the remaining 75% at 5/25/2013, 5/25/2014 and 5/25/2015.

31. Represents grant of restricted shares made on July 9, 2010 (the grant date stock price was $10.87). The restrictions on these shares lapsed on July 9, 2013.

32. Represents grant of restricted shares made on July 6, 2010 (the grant date stock price was $10.83). The restrictions on these shares lapsed on July 6, 2013.

Option Exercises and Stock Vested Table

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Daniel P. Dyer	56,248	$447,932	117,924	$1,637,642
George D. Pelose	7,939	$ 54,740	59,461	$ 841,283
Edward J. Siciliano	—	—	20,017	$ 282,192
Lynne C. Wilson	10,924	$ 86,806	20,210	$ 300,435
Edward R. Dietz	—	—	1,932	$ 26,968

Securities Authorized for Issuance under Equity Compensation Plans

The following table discloses, as of December 31, 2012, the number of outstanding options and other rights granted by the Company to participants in equity compensation plans, as well as the number of securities remaining available for future issuance under these plans. The table provides this information separately for equity compensation plans that have and have not been approved by shareholders.

Plan Category	**Number of Securities to be Issued Upon Exercise of Outstanding Options and Other Rights**	**Weighted Average Exercise Price of Outstanding Options and Other Rights**	**Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a)**
	(a)	**(b)**	**(c)**
Equity Compensation Plans Approved by Shareholders			
2003 Equity Compensation Plan, as amended	363,519	$11.21	1,032,029
2003 Employee Stock Purchase Plan	None	n/a	131,212
Equity Compensation Plans Not Approved by Shareholders	None	n/a	None
Totals	363,519	$11.21	1,163,241

Potential Payments Upon Termination of Employment or Change in Control

The following tables show potential payments to Messrs. Dyer and Pelose upon termination of employment, including without limitation a change in control, assuming a December 31, 2012 termination date. Stock option benefit amounts are computed for each option as to which vesting will be accelerated upon the occurrence of the termination event by multiplying the number of shares underlying the option by the difference between the $20.06 closing price per share of our common stock on December 31, 2012, and the exercise price per share of the option. Restricted stock benefit amounts are computed by multiplying the number of restricted shares as to which vesting will be accelerated by the $20.06 per share closing price of our common stock on December 31, 2012.

A description of the applicable provisions of the employment agreements for Messrs. Dyer and Pelose follows the tables.

Daniel P. Dyer

Benefit Type	Change in Control, Non-Renewal by Company, Termination without Cause or for Good Reason	For Cause or Voluntary Termination	Death or Disability
Lump Sum Payments	$1,178,737	—	—
Stock Options	$ 545,644	—	$ 545,644
Restricted Stock	$2,010,492	—	$2,010,492
Excise Tax Gross-Ups	—	—	—

George D. Pelose

Benefit Type	Change in Control, Non-Renewal by Company, Termination without Cause or for Good Reason	For Cause or Voluntary Termination	Death or Disability
Lump Sum Payment	$1,005,535	—	—
Stock Options	$ 414,163	—	$ 414,163
Restricted Stock	$1,181,873	—	$1,181,873
Excise Tax Gross-Ups	—	—	—

The Company has employment agreements with Messrs. Dyer and Pelose (each, an "executive"), which run through November 2014.

The Company may terminate the employment agreements for or without cause. A termination for cause requires a vote of two-thirds of our directors and prior written notice to the executive providing an opportunity to remedy the cause. Cause generally means: (1) willful fraud or material dishonesty by the executive in connection with the performance of his employment duties; (2) grossly negligent or intentional failure by the executive to substantially perform his employment duties; (3) material breach by the executive of certain protective covenants (as described below); or (4) the conviction of, or plea of nolo contendere to, a charge of commission of a felony by the executive.

The executive's employment automatically terminates as of the last day of the agreement term upon the Company's non-renewal of the employment agreement, provided that the executive was willing and able to execute a new contract providing terms and conditions substantially similar to those in the employment agreement and to continue providing services under the employment agreement.

The executive may terminate his employment agreement with or without good reason. A termination by the executive for good reason requires prior written notice within ninety (90) days after the initial occurrence of the event and after providing the Company with the opportunity to remedy the good reason during a thirty (30) day cure period. Good reason means the occurrence of any one or more of the following, without the consent of the executive: (a) a material diminution in the executive's authority, duties or responsibilities; (b) the Company requires that the executive report to an officer or employee of the Company instead of reporting directly to the Company's Chief Executive Officer, in the case of Mr. Pelose, and Board of Directors, in the case of Mr. Dyer; (c) a material diminution in the executive's base compensation, which, for purposes of the employment agreement, means the executive's base salary and target incentive bonus percentage in effect immediately prior to the action taken to diminish the executive's base salary or target incentive bonus percentage; (d) a material change in the geographic location at which the executive must perform services, which shall include a change to a location that is more than twenty-five (25) miles from the location at which the executive performed services under the employment agreement as of December 31, 2008; or (e) any other action or inaction that constitutes a material breach by the Company under the employment agreement.

If a change in control (as defined in the employment agreements) occurs during the term of the employment agreements, then the executive's employment with the Company shall automatically terminate without cause as of the date of the change of control.

Pursuant to the terms of their employment agreements, if the employment of Mr. Dyer or Mr. Pelose ends for any reason, the Company will pay accrued salary, bonuses and incentive payments already determined and other unpaid benefits or vested rights under any equity plans. In addition, in the event of a termination of employment due to either termination by the Company without cause, the resignation by the executive for good reason, non-renewal by the Company or a change in control, the executive will receive a lump sum payment equal to: (i) two times current base salary; (ii) two times the average incentive bonus earned for the preceding two fiscal years; (iii) twenty four (24) times the current monthly COBRA premium rate for medical and dental benefits for the executive and his family, plus an additional amount to cover taxes on such amount; (iv) two times the annual premium of additional life and long-term disability insurance coverage for the executive, based on the current annual premiums, plus an additional amount to cover taxes; and (v) any incentive bonus earned but not yet paid. The lump sum cash amount is payable within thirty (30) days following the termination date (provided the executive executes and does not revoke a standard release of employment claims). In the event that the executive's employment is terminated on account of the executive's death or disability, termination by the Company without cause, the resignation by the executive for good reason, non-renewal by the Company or a change in control, then all of the options, restricted stock and other stock incentives granted to the executive will become fully vested, and the executive will have up to two years in which to exercise all vested options. If any payments due to the executive under the employment agreement would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then the Company will be required to gross up the executive's payments for the amount of the excise tax plus the amount of income and other taxes due as a result of the gross up payment.

Notwithstanding the provisions described above, the employment agreements are intended to comply with the requirements of Section 409A of the Internal Revenue Code, to the extent applicable, and the agreements shall be interpreted to avoid any penalty sanctions thereunder, and therefore may require a payment delay of severance benefits or reimbursements to be paid to the executive.

Upon termination of the employment agreement, the executive will be subject to certain protective covenants. If the Company terminates the executive's employment without cause or if the executive terminates his employment with good reason, the executive will be prohibited from competing with the Company and from soliciting its customers for an 18-month period. Such period shall be 12 months for all other terminations. In addition, for a 24-month period after termination of employment, the executive is prohibited from hiring the Company's employees.

Mr. Siciliano, Ms. Wilson and Mr. Dietz do not have employment agreements, but pursuant to the terms of the Company's 2003 Equity Compensation Plan, as amended (the "Equity Plan"), upon a change of control (as defined in the Equity Plan), all outstanding options shall immediately vest and become exercisable, and the restrictions and conditions on all outstanding restricted stock awards shall immediately lapse. Based on this, in the event of a change of control (as defined in the Equity Plan), assuming a December 31, 2012 change of control date, the benefit to Mr. Siciliano would be $725,146 in restricted stock and $113,579 in options, the benefit to Ms. Wilson would be $659,228 in restricted stock and $168,839 in options and the benefit to Mr. Dietz would be $180,982 in restricted stock and $0 in options. Stock option benefit amounts are computed for each option as to which vesting will be accelerated upon the occurrence of the termination event by multiplying the number of shares underlying the option by the difference between the $20.06 closing price per share of our common stock on December 31, 2012 and the exercise price per share of the option. Restricted stock benefit amounts are computed by multiplying the number of restricted shares as to which vesting will be accelerated by the $20.06 per share closing price of our common stock on December 31, 2012.

Directors' Compensation

The non-employee independent members of the Board of Directors receive a $30,000 annual retainer (payable in quarterly installments) for their service on the Board of Directors. Non-employee independent members of the Board of Directors are granted an Option to purchase 5,000 shares of the Company's common stock upon their initial appointment or election to the Board. These options vest in four equal annual installments. In addition, non-employee independent members of the Board of Directors receive annual grants under the Company's 2003 Equity Compensation Plan, as amended, of restricted stock yielding a present value of $36,000 at the Stock Award grant date. The annual restricted Stock Awards vest at the earlier of (a) seven years from the grant date and (b) six months following the non-employee independent director's termination of Board service.

The chairman of the Audit Committee receives additional compensation of $10,000 per year, the chairman of the Compensation Committee receives additional compensation of $4,000 per year and the chairman of the Nominating Committee receives additional compensation of $2,000 per year. These fees are paid in quarterly installments.

The non-employee Chairman of the Board of the Company receives: (i) $100,000 total annual retainer (payable in quarterly installments) and (ii) an annual restricted stock grant yielding a present value of $41,000. The annual restricted stock grant will vest at the earlier of (a) seven years from the grant date and (b) six months following the non-employee Chairman's termination of Board service.

The following table sets forth compensation from the Company for the non-employee independent members of the Board of Directors in 2012. The table does not include reimbursement of travel expenses related to attending Board, Committee and Company business meetings.

Director Compensation Table

Name	Fees Earned or Paid In Cash ($)	Stock Awards ($)	Option Awards ($)	Total ($)
Kevin J. McGinty	$100,000	$31,295	—	$131,295
John J. Calamari	$ 40,000	$28,893	—	$ 68,893
Lawrence J. DeAngelo	$ 34,000	$28,893	—	$ 62,893
Edward Grzedzinski	$ 32,000	$28,893	—	$ 60,893
Matthew J. Sullivan	$ 30,000	$21,163	$ 959	$ 52,122
J. Christopher Teets	$ 30,000	$13,431	$9,787	$ 53,218
James W. Wert	$ 30,000	$28,893	—	$ 58,893

Report of the Audit Committee

Management is responsible for the Corporation's internal financial controls and the financial reporting process. The Corporation's outside independent registered public accountants, Deloitte & Touche LLP, are responsible for performing an independent audit of the Corporation's consolidated financial statements and to express an opinion as to whether those financial statements fairly present in all material respects the financial position, results of operations and cash flows of the Corporation, in conformity with generally accepted accounting principles in the United States ("GAAP"). The Audit Committee's responsibility is to monitor and oversee these processes. In addition, the Audit Committee meets at least quarterly with our management and outside independent registered public accountants to discuss our financial statements and earnings press releases prior to any public release or filing of the information.

The Audit Committee has reviewed and discussed the audited financial statements of the Corporation for the year ended December 31, 2011, with the Corporation's management. The Audit Committee has discussed with the outside independent registered public accountants the matters required to be discussed by SAS 61 (Codification of Statements of Auditing Standards, AU §380).

The outside independent registered public accountants provided to the Audit Committee the written disclosure required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee discussed with the outside independent registered public accountants their independence and considered whether the non-audit services provided by the outside independent registered public accountants are compatible with maintaining their independence.

Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board that the Corporation's audited financial statements be included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2012, for filing with the SEC.

This report is submitted by the members of the Audit Committee of the Board of Directors:

John J. Calamari (Chairman)
J. Christopher Teets
James W. Wert

Independent Registered Public Accountants

The following sets forth the fees paid to Deloitte & Touche LLP, the Company's independent registered public accountants for the last two fiscal years:

	2012	2011
Audit Fees	$845,500	$786,100
Audit-Related Fees	$ 0	$ 0
Tax Fees	$ 8,000	$ 8,000
All Other Fees	$ 0	$ 0
Total	$853,500	$794,100

Audit Fees. Consists of fees related to the performance of the audit or review of the Company's financial statements and internal control over financial reporting, including services in connection with assisting the Company in its compliance with its obligations under Section 404 of the Sarbanes-Oxley Act and related regulations.

Tax Fees. Consists of assistance rendered in preparation of proxy disclosures.

The Audit Committee has the sole authority to consider and approve in advance any audit, audit-related and tax work to be performed for the Company by its independent registered public accountants.

Certain Related Person Transactions

Under the Company's Code of Ethics and Business Conduct, the Audit Committee must review and approve transactions with "related persons" (directors, director nominees and executive officers or their immediate family members, or stockholders owning 5% or greater of the Company's outstanding common stock) in which the amount exceeds $120,000 and in which the related person has a direct or indirect material interest. Under this policy, full written disclosure must be submitted in writing to the Company's General Counsel, who will submit it to the Audit Committee for review. The transaction must receive Audit Committee approval prior to the consummation of the transaction.

The Company obtains all of its commercial, healthcare and other insurance coverage through The Selzer Company, an insurance broker located in Warrington, Pennsylvania. Richard Dyer, the brother of Daniel P. Dyer, the Company's Chief Executive Officer, is the President of The Selzer Company. The Company does not have any contractual arrangement with The Selzer Company or Richard Dyer, nor does it pay either of them any direct fees. Insurance premiums paid to The Selzer Company totaled $454,726 in 2012.

Joseph Dyer, the brother of Daniel P. Dyer, the Company's Chief Executive Officer, is a vice president in our treasury group and was paid compensation in excess of $120,000 for such services in 2012.

On March 26, 2007, the Company announced that it had received correspondence from the Federal Deposit Insurance Company ("FDIC") approving the application for federal deposit insurance for its wholly-owned subsidiary, Marlin Business Bank, an industrial bank chartered by the State of Utah (the "Bank"), subject to certain conditions set forth in the order issued by the FDIC, dated as of March 20, 2007 (the "Order"). The Order provided that the approval of the Company's Bank application was conditioned on Peachtree Equity Investment Management, Inc. ("Peachtree") and WCI (Private Equity) LLC ("WCI"), whose sole manager is Peachtree, executing a passivity agreement with the FDIC to eliminate Peachtree's and WCI's ability to control the Bank. As a result, Peachtree, WCI and the FDIC entered into a Passivity Agreement, dated as of June 18, 2007 (the "Passivity Agreement"), which would be deemed effective on the date of issuance from the FDIC of the federal deposit insurance for the Bank. In connection with the execution of the Passivity Agreement, the Company entered into a Letter Agreement, dated as of June 18, 2007, by and among the Company, Peachtree and WCI (the "Letter Agreement"), which is also deemed effective on the date of issuance from the FDIC of the federal deposit insurance for the Bank. On March 11, 2008, the Company received approval from the FDIC for federal deposit insurance for the Bank, and approved the Bank to commence operations effective March 12, 2008. As a result of the approval, the Company became subject to the terms, conditions and obligations of the Letter Agreement. Under the terms of the Letter Agreement, the Company agreed to create one vacancy on the Company's Board of Directors by increasing the size of the Board. The Company also agreed to take all necessary action to appoint one individual proposed by Peachtree and WCI as a member of the Board who will serve as a director until the expiration of the term at the Annual Meeting. In addition, the Company agreed to include an individual proposed by Peachtree and WCI on the Board's slate of nominees for election as a director of the Company and to use its best efforts to cause the election of such individual so long as Peachtree and WCI are subject to the terms and conditions of the Passivity Agreement.

Board Independence

It is the policy of the Board and Nasdaq's rules require listed companies to have a board of directors with at least a majority of independent directors, as defined under Nasdaq's Marketplace Rules. As described under Item 10 of this Annual Report on Form 10-K, "Governance of the Company," the Board has affirmatively determined that each member of our Board, other than our Chief Executive Officer, Daniel P. Dyer, is an independent director, and all standing committees of the Board are composed entirely of independent directors, in each case under Nasdaq's independence definition. The Nasdaq independence definition includes a series of objective tests, such as that the director is not an employee of the Company and has not engaged in various types of business dealings with the Company. In addition, the Board has made a subjective determination as to each independent director that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and the Company with regard to each director's business and other activities as they may relate to Marlin and our management.

For further discussion of the Board committees on which our independent directors serve, please see Item 10 of this Annual Report on Form 10-K.

Section 16(a) Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and shareholders who beneficially own more than 10% of the Company's outstanding equity stock to file initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company with the SEC. Based on a review of copies of the reports we received and on the statements of the reporting persons, to the best of the Company's knowledge, all required reports in 2012 were filed on time except for Form 4s filed in connection with a grant of restricted shares to each of the Company's seven independent Directors, namely Kevin J. McGinty, John J. Calamari, Lawrence J. DeAngelo, Edward Grzedzinski, Matthew J. Sullivan, J. Christopher Teets and James W. Wert, on May 23, 2012. Such Form 4s were not filed until May 29, 2012, one business day after the filing deadline.

Shareholder Proposals

In order to be considered for inclusion in the Corporation's proxy statement for the annual meeting of shareholders to be held in 2013, all shareholder proposals must be submitted to the Corporate Secretary at the Corporation's office, 300 Fellowship Road, Mount Laurel, New Jersey, 08054 on or before January 24, 2014.

Additional Information

Any shareholder may obtain a copy of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2012, including the financial statements and related schedules and exhibits, required to be filed with the SEC, without charge, by submitting a written request to the Corporate Secretary, Marlin Business Service Corp., 300 Fellowship Road, Mount Laurel, New Jersey, 08054. You may also view these documents on the investor relations page of the Corporation's website at www.marlincorp.com.

Other Matters

The Board of Directors knows of no matters other than those discussed in this Proxy Statement that will be presented at the Annual Meeting. However, if any other matters are properly brought before the meeting, any proxy given pursuant to this solicitation will be voted in accordance with the recommendations of Board of Directors.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ GEORGE D. PELOSE

George D. Pelose
Secretary

Mount Laurel, New Jersey
September 30, 2013

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-50448

Marlin Business Services Corp.

(Exact name of Registrant as specified in its charter)

Pennsylvania	**38-3686388**
(State of incorporation)	**(I.R.S. Employer Identification No.)**

300 Fellowship Road, Mount Laurel, NJ 08054
(Address of principal executive offices)

Registrant's telephone number, including area code:
(888) 479-9111

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that registrant was required to submit and post such files.) Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☑
Non-accelerated filer	☐	Smaller reporting company	☐

Indicate by check mark whether the Registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☑

The aggregate market value of the voting common stock held by non-affiliates of the Registrant, based on the closing price of such shares on the NASDAQ Global Select Market was approximately $135,127,748 as of June 30, 2012. Shares of common stock held by each executive officer and director and persons known to us who beneficially own 5% or more of our outstanding common stock have been excluded from this computation in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of Registrant's common stock outstanding as of February 22, 2013 was 12,754,180 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement related to the 2013 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission within 120 days of the close of Registrant's fiscal year, are incorporated by reference into Part III of this Form 10-K.

MARLIN BUSINESS SERVICES CORP. AND SUBSIDIARIES
FORM 10-K
INDEX

Page No.

PART I

PART II

PART III

PART IV

FORWARD-LOOKING STATEMENTS

Certain statements in this document may include the words or phrases "can be," "expects," "plans," "may," "may affect," "may depend," "believe," "estimate," "intend," "could," "should," "would," "if" and similar words and phrases that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "1933 Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "1934 Act"). Forward-looking statements are subject to various known and unknown risks and uncertainties and the Company cautions that any forward-looking information provided by or on its behalf is not a guarantee of future performance. Statements regarding the following subjects are forward-looking by their nature: (a) our business strategy; (b) our projected operating results; (c) our ability to obtain external deposits or financing; (d) our understanding of our competition; and (e) industry and market trends. The Company's actual results could differ materially from those anticipated by such forward-looking statements due to a number of factors, some of which are beyond the Company's control, including, without limitation:

- availability, terms and deployment of funding and capital;
- changes in our industry, interest rates, the regulatory environment or the general economy resulting in changes to our business strategy;
- the degree and nature of our competition;
- availability and retention of qualified personnel;
- general volatility of the capital markets; and
- the factors set forth in the section captioned "Risk Factors" in Item 1A of this Form 10-K.

Forward-looking statements apply only as of the date made and the Company is not required to update forward-looking statements for subsequent or unanticipated events or circumstances.

As used herein, the terms "Company," "Marlin," "Registrant," "we," "us" or "our" refer to Marlin Business Services Corp. and its subsidiaries.

PART I

Item 1. *Business*

Overview

We are a nationwide provider of equipment financing solutions primarily to small and mid-sized businesses. We finance over 100 categories of common-use commercial equipment important to the typical small and mid-sized business customer, including copiers, computers and software, security systems, telecommunications equipment and certain commercial and industrial equipment. Our average original lease transaction was approximately $12,200 at December 31, 2012, and we typically do not exceed $250,000 for any single lease transaction. This under $250,000 segment of the equipment leasing market is commonly known in the industry as the small-ticket segment. We access our end user customers primarily through origination sources comprised of our existing network of over 10,800 independent commercial equipment dealers, various national account programs and, to a much lesser extent, through direct solicitation of our end user customers and through relationships with select lease brokers. We use both a highly efficient telephonic direct sales model and, for strategic larger accounts, outside sales executives to market to our origination sources. Through these origination sources, we are able to deliver convenient and flexible equipment financing to our end user customers. Our typical financing transaction involves a non-cancelable, full-payout lease with payments sufficient to recover the purchase price of the underlying equipment plus an expected profit. As of December 31, 2012, we serviced approximately 69,000 active equipment leases having a total original equipment cost of $842.4 million for approximately 58,000 small and mid-sized business customers.

The small-ticket equipment leasing market is highly fragmented. We estimate that there are more than 100,000 independent commercial equipment dealers who sell the types of equipment we finance. We focus primarily on the segment of the market comprised of the small and mid-size independent equipment dealers. We believe this segment is underserved because: (1) the large commercial finance companies and large commercial banks typically concentrate their efforts on marketing their products and services directly to equipment manufacturers and larger distributors, rather than to independent equipment dealers; and (2) many smaller commercial finance companies and regional banking institutions have not developed the systems and infrastructure required to adequately service these equipment dealers on high volume, low-balance transactions. We focus on establishing our relationships with independent equipment dealers to meet their need for high-quality, convenient point-of-sale lease financing programs. We have the capabilities and expertise to service large national accounts through our National Accounts Finance Group which provides dedicated resources focused on exemplary service levels for select national accounts. We provide equipment dealers with the ability to offer our lease financing and related services to their customers as an integrated part of their selling process, providing them with the opportunity to increase their sales and provide better customer service. We believe our personalized service approach appeals to the independent equipment dealer by providing each dealer with a single point of contact to access our flexible lease programs, obtain rapid credit decisions and receive prompt payment of the equipment cost. Our fully integrated account origination platform enables us to solicit, process and service a large number of low-balance financing transactions. From our inception in 1997 to December 31, 2012, we have processed approximately 799,000 lease applications and originated over 334,000 new leases.

Through the issuance of Federal Deposit Insurance Corporation ("FDIC")-insured certificates of deposit, the Company's wholly-owned subsidiary, Marlin Business Bank ("MBB"), serves as the Company's primary funding source. Over time, MBB may offer other products and services to the Company's customer base. As a Utah state-chartered Federal Reserve member bank, MBB is supervised by both the Federal Reserve Bank of San Francisco and the Utah Department of Financial Institutions.

On January 13, 2009, Marlin Business Services Corp. became a bank holding company and is subject to the Bank Holding Company Act and supervised by the Federal Reserve Bank of Philadelphia. On September 15, 2010, the Federal Reserve Bank of Philadelphia confirmed the effectiveness of Marlin Business Services Corp.'s election to become a financial holding company (while remaining a bank holding company) pursuant to Sections

4(k) and (l) of the Bank Holding Company Act and Section 225.82 of the Federal Reserve Board's Regulation Y. Such election permits Marlin Business Services Corp. to engage in activities that are financial in nature or incidental to a financial activity, including the maintenance and expansion of our reinsurance activities conducted through our wholly-owned subsidiary, AssuranceOne, Ltd. ("AssuranceOne").

Reorganization and Initial Public Offering

Marlin Leasing Corporation was incorporated in Delaware on June 16, 1997. On August 5, 2003, we incorporated Marlin Business Services Corp. in Pennsylvania. On November 11, 2003, we reorganized our operations into a holding company structure by merging Marlin Leasing Corporation with a wholly-owned subsidiary of Marlin Business Services Corp. As a result, all former shareholders of Marlin Leasing Corporation became shareholders of Marlin Business Services Corp. Marlin Leasing Corporation remains in existence as our primary operating subsidiary.

In November 2003, 5,060,000 shares of our common stock were issued in connection with our initial public offering ("IPO"). Of these shares, a total of 3,581,255 shares were sold by the Company and 1,478,745 shares were sold by selling shareholders. The IPO price was $14.00 per share resulting in net proceeds to us, after payment of underwriting discounts and commissions but before other offering costs, of approximately $46.6 million. We did not receive any proceeds from the shares sold by the selling shareholders.

Competitive Strengths

We believe several characteristics may distinguish us from our competitors, including the following:

Multiple Sales Origination Channels. We use multiple sales origination channels to penetrate effectively the highly diversified and fragmented small-ticket equipment leasing market. Our *direct origination channels*, which account for approximately 95% of the active lease contracts in our portfolio, involve: (1) establishing relationships with independent equipment dealers; (2) securing endorsements from national equipment manufacturers and distributors to become the preferred lease financing source for the independent dealers who sell their equipment; and (3) soliciting our existing end user customer base for repeat business. Our *indirect origination channels* account for approximately 5% of the active lease contracts in our portfolio and consist of our relationships with brokers and certain equipment dealers who refer transactions to us for a fee or sell leases to us that they originate. Indirect business represented 5% of 2012 originations, while direct business represented 95%.

Highly Effective Account Origination Platform. Our telephonic direct marketing platform and our strategic use of outside sales account executives offer origination sources a high level of personalized service through our team of 114 sales account executives, each of whom acts as the single point of contact for his or her origination sources. Our business model is built on a real-time, fully integrated customer information database and a contact management and telephony application that facilitate our account solicitation and servicing functions.

Comprehensive Credit Process. We seek to manage credit risk effectively at the origination source as well as at the transaction and portfolio levels. Our comprehensive credit process starts with the qualification and ongoing review of our origination sources. Once the origination source is approved, our credit process focuses on analyzing and underwriting the end user customer and the specific financing transaction, regardless of whether the transaction was originated through our direct or indirect origination channels. Our underwriting process involves the use of our customized acquisition scorecard along with detailed rules-based analysis conducted by our team of seasoned credit analysts.

Portfolio Diversification. As of December 31, 2012, no single end user customer accounted for more than 0.11% of our portfolio balance and leases from our largest origination source accounted for only 1.15% of our portfolio. Our portfolio is also diversified nationwide with the largest state portfolios existing in California (11%) and New York (9%).

Fully Integrated Information Management System. Our business integrates information technology solutions to optimize the sales origination, credit, collection and account servicing functions. Throughout a transaction, we collect a significant amount of information on our origination sources and end user customers. The enterprise-wide integration of our systems enables data collected by one group, such as credit, to be used by other groups, such as sales or collections, to better perform their functions.

Sophisticated Collections Environment. Our centralized collections department is structured to collect delinquent accounts, minimize credit losses and maximize post charge-off recovery dollars. Our collection strategy employs a delinquency bucket segmentation approach, where certain collectors are assigned to accounts based on their delinquency status. The delinquency bucket segmentation approach allows us to assign our more experienced collectors to the late stage delinquent accounts. In addition, the collections department utilizes specialist collectors who focus on delinquent late fees, property taxes, bankruptcies and large balance accounts.

Access to Multiple Funding Sources. We have established and maintained diversified funding capacity through facilities with national credit providers. Our wholly-owned subsidiary, MBB, currently provides our primary funding source through the issuance of FDIC-insured certificates of deposit raised nationally through various deposit broker and direct deposit relationships. Our proven ability to access funding consistently at competitive rates through various economic cycles provides us with the liquidity necessary to manage our business. (See **Liquidity and Capital Resources** in Item 7).

Experienced Management Team. Our executive officers have an average of more than 20 years of experience in financial services. As we have grown, we have expanded the management team with a group of successful, seasoned executives.

Disciplined Growth Strategy

Our primary objective is to enhance our current position as a provider of equipment financing to small and mid-sized businesses by pursuing a strategy focused primarily on organic growth initiatives while actively managing credit risk. We seek to maintain consistent credit quality standards while continuing to pursue strategies designed to increase the number of independent equipment dealers and other origination sources that generate and develop lease customers. We also target strategies to further penetrate our existing origination sources.

Asset Originations

Overview of Origination Process. We access our end user customers through our extensive network of independent equipment dealers and, to a much lesser extent, through the direct solicitation of our end user customers. We use both a highly efficient telephonic direct sales model and, for strategic larger accounts, outside sales executives to market to our origination sources. Through these sources, we are able to deliver convenient and flexible equipment financing to our end user customers.

Our origination process begins with our database of thousands of origination source prospects located throughout the United States. We developed and continually update this database by purchasing marketing data from third parties, such as Dun & Bradstreet, Inc., by joining industry organizations and by attending equipment trade shows. The prospects in our database are systematically distributed to our sales force for solicitation and further data collection. Sales account executives access prospect information and related marketing data through our contact management software. This contact management software enables the sales account executives to sort their origination sources and prospects by any data field captured, schedule calling campaigns, fax marketing materials, send e-mails, produce correspondence and documents, manage their time and calendar, track activity, recycle leads and review management reports.

Once a sales account executive converts a prospect into an active relationship, that sales account executive becomes the origination source's Single Point of Contact® for all dealings with us. This approach, which is a cornerstone of our origination platform, offers our origination sources a personal relationship through which they can address all of their questions and needs, including matters relating to pricing, credit, documentation, training and marketing. This single point of contact approach distinguishes us from our competitors, many of whom require origination sources to interface with several people in various departments, such as sales support, credit and customer service, for each application submitted. Since many of our origination sources have little or no prior experience in using lease financing as a sales tool, our personalized, single point of contact approach facilitates the leasing process for them. Other key aspects of our platform aimed at facilitating the lease financing process for the origination sources include:

- ability to submit applications via fax, phone, Internet, mail or e-mail;
- credit decisions generally within two hours;
- one-page, plain-English form of lease for transactions up to $100,000;
- overnight or ACH funding to the origination source once all lease conditions are satisfied;
- value-added services, such as application and portfolio reporting, marketing support and sales training on the benefits of financing;
- on-site or telephonic training of the equipment dealer's sales force on leasing as a sales tool; and
- custom leases and programs.

Of our 265 total employees as of December 31, 2012, we employed 114 sales account executives, each of whom receives a base salary and earns commissions based on his or her lease and loan originations. We also have four employees dedicated to marketing as of December 31, 2012.

Sales Origination Channels. We primarily use direct sales origination channels to penetrate effectively a multitude of origination sources in the highly diversified and fragmented small-ticket equipment leasing market. All inside sales account executives use our telephonic direct marketing sales model to solicit these origination sources and end user customers.

Direct Channels. Our direct sales origination channels, which account for approximately 95% of the active lease contracts in our portfolio, involve:

- *Independent Equipment Dealer Solicitations.* This origination channel focuses on soliciting and establishing relationships with independent equipment dealers in a variety of equipment categories located across the United States. Our typical independent equipment dealer has less than $10.0 million in annual revenues and fewer than 40 employees. Service is a key determinant in becoming the preferred provider of financing recommended by these equipment dealers.
- *Major and National Accounts.* This channel focuses on two specific areas of development: (i) national equipment manufacturers and distributors, where we seek to leverage their endorsements to become the preferred lease financing source for their independent dealers, and (ii) major accounts (larger independent dealers, distributors and manufacturers) with a consistent flow of business that need a specialized marketing and sales platform to convert more sales using a leasing option.
- *End User Customer Solicitations.* This channel focuses primarily on soliciting our existing portfolio of approximately 58,000 end user customers for additional equipment leasing or financing opportunities. We view our existing end user customers as an excellent source for additional business for various reasons, including (i) retained credit information; (ii) consistent payment histories; and (iii) a demonstrated propensity to finance their equipment.

Indirect Channels. Our indirect origination channels account for approximately 5% of the active lease contracts in our portfolio and consist of our relationships with lease brokers and certain equipment dealers who refer end user customer transactions to us for a fee or sell us leases that they originated with end user customers. We conduct our own independent credit analysis on each end user customer in an indirect lease transaction. We have written agreements with most of our indirect origination sources whereby they provide us with certain representations and warranties about the underlying lease transaction. The origination sources in our indirect channels generate leases that are similar to those generated by our direct channels.

Sales Recruiting, Training and Mentoring

Sales account executive candidates are screened for previous sales experience and communication skills, phone presence and teamwork orientation and are asked to complete personality profiles to ensure their skills align with those of our most successful sales account executives. Each new sales account executive undergoes a comprehensive training program shortly after he or she is hired. The training program covers the fundamentals of lease finance and introduces the sales account executive to our origination and credit policies and procedures. New sales account executives also receive technical training on our databases and our information management tools and techniques. At the end of the program, the sales account executives are tested to ensure they meet our standards. In addition to our formal training program, sales account executives receive extensive on-the-job training and mentoring. All sales account executives sit in groups, providing newer sales account executives the opportunity to learn first-hand from their more senior peers. In addition, our sales managers frequently monitor and coach sales account executives during phone calls, providing immediate feedback. Our sales account executives also receive continuing education and training, including periodic, detailed presentations on our contact management system, underwriting guidelines and sales enhancement techniques.

Product Offerings

Equipment Leases. The types of lease products offered by each of our sales origination channels share common characteristics, and we generally underwrite our leases using the same criteria. Our leases provide for non-cancelable rental payments due during the initial lease term. The initial non-cancelable lease term is equal to or less than the equipment's economic life. Initial terms generally range from 36 to 60 months. At December 31, 2012, the average original term of the leases in our portfolio was approximately 48 months, and we had personal guarantees on approximately 31% of our leases. The remaining terms and conditions of our leases are substantially similar, generally requiring end user customers to, among other things:

- address any maintenance or service issues directly with the equipment dealer or manufacturer;
- insure the equipment against property and casualty loss;
- pay or reimburse us for all taxes associated with the equipment;
- use the equipment only for business purposes; and
- make all scheduled payments regardless of the performance of the equipment.

We charge late fees when appropriate throughout the term of the lease. Our standard lease contract provides that in the event of a default, we can require payment of the entire balance due under the lease through the initial term and can take action to seize and remove the equipment for subsequent sale, refinancing or other disposal at our discretion, subject to any limitations imposed by law.

At the time of application, end user customers select a purchase option that will allow them to purchase the equipment at the end of the contract term for either one dollar, the fair market value of the equipment or a specified percentage of the original equipment cost. We seek to realize our recorded residual in leased equipment at the end of the initial lease term by collecting the purchase option price from the end user customer, re-marketing the equipment in the secondary market or receiving additional rental payments pursuant to the applicable contract's renewal provision.

Property Insurance on Leased Equipment. Our lease agreements specifically require the end user customers to obtain all-risk property insurance in an amount equal to the replacement value of the equipment and to designate us as the loss payee on the policy. If the end user customer already has a commercial property policy for its business, it can satisfy its obligation under the lease by delivering a certificate of insurance that evidences us as a loss payee under that policy. At December 31, 2012, approximately 55% of our end user customers insured the equipment under their existing policies. For the others, we offer an insurance product through a master property insurance policy underwritten by a third-party national insurance company that is licensed to write insurance under our program in all 50 states and the District of Columbia. This master policy names us as the beneficiary for all of the equipment insured under the policy and provides all-risk coverage for the replacement cost of the equipment.

In May 2000, we established AssuranceOne, our Bermuda-based, wholly-owned captive insurance subsidiary, to enter into a reinsurance contract with the issuer of the master property insurance policy. Under this contract, AssuranceOne reinsures 100% of the risk under the master policy, and the issuing insurer pays AssuranceOne the policy premiums, less claims, premium tax and a ceding fee based on a percentage of annual net premiums written. The reinsurance contract is scheduled to expire in May 2015. On January 27, 2010, pursuant to an application filed with the Bermuda Monetary Authority, AssuranceOne changed from a Class 1 insurer to a Class 3 insurer under the Bermuda Insurance Act of 1978, as amended. As a Class 3 insurer, AssuranceOne is permitted to collect up to 50% of its premiums in connection with insurance coverage on equipment unrelated to the Company, meaning that, through AssuranceOne, we may offer an insurance product to cover equipment not otherwise financed through the Company. During the year ended December 31, 2012, income recognized in connection with our insurance product covering equipment not financed through the Company comprised approximately $0.2 million of our total insurance income of $4.1 million.

Portfolio Overview

At December 31, 2012, we had 69,000 active leases in our portfolio, representing aggregate minimum lease payments receivable of $577.5 million. With respect to our portfolio at December 31, 2012:

- the average original lease transaction was approximately $12,200, with an average remaining balance of approximately $8,400;
- the average original lease term was approximately 48 months;
- our active leases were spread among approximately 58,000 different end user customers, with the largest single end user customer accounting for only 0.11% of the aggregate minimum lease payments receivable;
- over 80.4% of the aggregate minimum lease payments receivable were with end user customers who had been in business for more than five years;
- the portfolio was spread among 11,214 origination sources, with the largest source accounting for only 1.15% of the aggregate minimum lease payments receivable, and our 10 largest origination sources accounting for only 8.7% of the aggregate minimum lease payments receivable;
- there were over 100 different equipment categories financed, with the largest categories set forth as follows, as a percentage of the December 31, 2012 aggregate minimum lease payments receivable:

Equipment Category	Percentage
Copiers	31.86%
Computers	4.71%
Computer software	4.68%
Closed Circuit TV security systems	4.60%
Telecommunications Equipment	4.33%
Commercial & Industrial	3.64%
Security systems	2.90%
Restaurant	2.72%
Cash registers	2.25%
Dishmachines	2.00%
Dental Implant Systems	1.72%
All others (none more than 1.63%)	34.59%

- we had leases outstanding with end user customers located in all 50 states and the District of Columbia, with our largest states of origination set forth below, as a percentage of the December 31, 2012 aggregate minimum lease payments receivable:

State	Percentage
California	11.08%
New York	9.24%
Texas	8.67%
Florida	7.92%
New Jersey	6.81%
Pennsylvania	5.04%
Georgia	4.66%
Illinois	3.16%
North Carolina	3.02%
Massachusetts	3.00%
South Carolina	2.53%
Ohio	2.39%
All others (none more than 2.33%)	32.48%

Information Management

A critical element of our business operations is our ability to collect detailed information on our origination sources and end user customers at all stages of a financing transaction and to manage that information effectively so that it can be used across all aspects of our business. Our information management system integrates a number of technologies to optimize our sales origination, credit, collection and account servicing functions. Applications used across our business include:

- *a sales information database* that: (1) summarizes vital information on our prospects, origination sources, competitors and end user customers compiled from third-party data, trade associations, manufacturers, transaction information and data collected through the sales solicitation process; and (2) produces detailed reports using a variety of data fields to evaluate the performance and effectiveness of our sales account executives;
- *a call management reporting system* that systematically analyzes call activity patterns to improve inbound and outbound calling campaigns for originations, collections and customer service;
- *a credit performance database* that stores extensive portfolio performance data on our origination sources and end user customers. Our credit staff has on-line access to this information to monitor origination sources, end user customer exposure, portfolio concentrations and trends and other credit performance indicators;
- *predictive auto dialer technology* that is used primarily in the collection processes to improve the efficiencies by which these groups make their thousands of daily phone calls;
- *imaging technology* that enables our employees to retrieve at their desktops all documents evidencing a lease transaction, thereby further improving our operating efficiencies and service levels;
- *an integrated voice response unit* that enables our end user customers the opportunity to obtain quickly and efficiently certain information from us about their accounts; and
- *a web-based, hosted transactional system for our dealer community* that provides several business critical functions including:
  - application entry and tracking;
  - real-time notification for application approvals;
  - portfolio management;

- on-line retrieval of the approval package; and
- operational metrics.

Our information technology platform infrastructure is industry standard and fully scalable to support future growth. Our systems are backed up to an off-site storage provider after each business day. In addition, we have contracted with a third party for disaster recovery services.

Credit Underwriting

Credit underwriting is separately performed and managed apart from asset origination. Credit analysts are located in our New Jersey corporate office and at MBB's office in Salt Lake City, Utah. At December 31, 2012 we had a total of 12 credit analysts, each with an average of approximately 8 years of experience. Each credit analyst's performance is measured monthly against a discrete set of performance variables, including decision turnaround time, performance metrics and adherence to our underwriting policies and procedures.

Our typical financing transaction involves three parties: the origination source, the end user customer and us. The key elements of our comprehensive credit underwriting process include the qualification and ongoing review of origination sources, the performance of due diligence procedures on each end user customer and the monitoring of overall portfolio trends and underwriting standards.

Qualification and Ongoing Review of Origination Sources. Each origination source is reviewed and qualified by the credit analyst. The origination source's credit information and references are reviewed as part of the qualification process. Over time, our database has captured credit profiles on thousands of origination sources. We regularly track all applications and lease originations by source, assessing whether the origination source has a high application decline rate and analyzing the delinquency rates on the leases originated through that source. Any unusual situations that arise involving the origination source are noted in the source's file. Each origination source is reviewed on a regular basis using portfolio performance statistics as well as any other information noted in the source's file. We will place an origination source on watch status if its portfolio performance statistics are consistently below our expectations. If the origination source's statistics do not improve in a timely manner, we often stop accepting applications from that origination source.

End User Customer Review. Each end user customer's application is reviewed using our customized acquisition scorecard along with our rules-based set of underwriting guidelines that focus on predictive commercial and consumer credit data. These underwriting guidelines have been developed and refined by our management team based on proven best practices and its experience in extending credit to small and mid-sized businesses. The guidelines are reviewed and revised as necessary by our Credit Committee, which is comprised of our Chief Executive Officer, Chief Operating Officer, Vice President of Servicing, President of MBB and Chief Lending Officer of MBB. Our underwriting guidelines require a thorough credit investigation of the end user customer. The guidelines may also include an analysis of the personal credit of the owner, who may guarantee the transaction, and verification of the corporate name and location. The credit analyst may also consider other factors in the credit decision process, including:

- financial strength of the business;
- length of time in business;
- confirmation of actual business operations and ownership;
- management history, including prior business experience;
- size of the business, including the number of employees;
- third-party commercial credit data and consumer credit data (when applicable);
- legal structure of business; and
- fraud indicators.

Transactions over $100,000 receive a higher level of scrutiny, often including a review of financial statements or tax returns and a review of the business purpose of the equipment to the end user customer.

Within two hours of receipt of the application, the credit analyst is usually ready to render a credit decision on transactions less than $50,000. If there is insufficient information to render a credit decision, a request for more information will be made by the credit analyst. Credit approvals are typically valid for up to a 90-day period from the date of initial approval. In the event that the funding does not occur within the initial approval period, a re-approval may be issued after the credit analyst has reprocessed all the relevant credit information to determine that the creditworthiness of the applicant has not deteriorated.

In most instances after a lease is approved, a phone verification with the end user customer is performed by us prior to funding the transaction. The purpose of this call is to verify information on the credit application, review the terms and conditions of the lease contract, confirm the customer's satisfaction with the equipment and obtain additional billing information. We will delay paying the origination source for the equipment if the credit analyst uncovers any material issues during the phone verification.

Since mid-2009, we have been using a proprietary, customized acquisition scorecard for use in our credit decisioning process based on our database of historical information. The scorecard is tested and validated on an ongoing basis by credit and non-credit subject matter experts both inside and outside the organization. The scorecard's key attributes and mathematical computations are periodically modified. The scorecard enables us to increase efficiencies and consistency in the credit decisioning process. In 2012, approximately 34% of credit decisions made on new applications have been made using the scorecard.

Monitoring of Portfolio Trends and Underwriting Standards. Credit personnel use our databases and our information management tools to monitor the characteristics and attributes of our overall portfolio. Reports are produced to analyze origination source performance, end user customer delinquencies, portfolio concentrations, trends and other related indicators of portfolio performance. Any significant findings are presented to the Credit Committee for review and action.

Our internal credit surveillance and internal audit teams are responsible for monitoring to ensure that the credit department adheres to all underwriting guidelines. The examinations conducted by these departments are designed to monitor our origination sources, the appropriateness of exceptions to our underwriting guidelines and documentation quality. Management reports are regularly generated by this department detailing the results of these surveillance and audit activities.

Account Servicing

We service all of the leases we originate. Account servicing involves a variety of functions performed by numerous work groups, including:

- entering the lease into our accounting and billing system;
- preparing the invoice information;
- filing Uniform Commercial Code financing statements on leases in excess of $25,000;
- paying the equipment dealers for leased equipment;
- billing, collecting and remitting sales, use and property taxes to the taxing jurisdictions;
- assuring compliance with insurance requirements; and
- providing customer service to the leasing customers.

Our integrated lease processing and accounting systems automate many of the functions associated with servicing high volumes of small-ticket leasing transactions.

Collection Process

Our centralized collections department is structured to collect delinquent accounts, minimize credit losses and maximize post-default recovery dollars. Our collection strategy employs a delinquency bucket segmentation approach, where certain collectors are assigned to accounts based on their delinquency status. The collectors are individually accountable for their results and a meaningful portion of their compensation is based on the delinquency performance of their accounts. The delinquency bucket segmentation approach allows us to assign our more experienced collectors to the later stage delinquent accounts.

Our collection activities typically begin with phone contact when a payment becomes 10 days past due and continue throughout the delinquency period. We utilize a predictive dialer that automates outbound telephone dialing. The dialer is primarily used to focus on and reduce the number of accounts that are between 10 and 30 days delinquent. A collection notice is normally sent once an account initially falls five days delinquent and then once an account reaches the 31- to 60-day delinquency stage, the 61- to 75-day delinquency stage, the 76- to 90-day delinquency stage and the over 90-day delinquency stage. Collectors input notes directly into our servicing system, enabling the collectors to monitor the status of problem accounts and promptly take any necessary actions. In addition, late charges are assessed when a leasing customer fails to remit payment on a lease by its due date. If the lease continues to be delinquent, we may exercise our remedies under the terms of the contract, including acceleration of the entire lease balance, litigation and/or repossession.

In addition, the collections department employs specialist collectors who focus on delinquent late fees, property taxes, bankruptcies and large balance accounts.

After an account becomes 120 days or more past due, it is generally charged-off and referred to our internal recovery group, consisting of a team of paralegals and collectors. The group utilizes several resources in order to maximize recoveries on charged-off accounts, including: (1) initiating litigation against the end user customer and any personal guarantor, using our internal legal staff; (2) referring the account to an outside law firm or collection agency; and/or (3) repossessing and remarketing the equipment through third parties.

At the end of the initial lease term, a customer may return the equipment, continue leasing the equipment or purchase the equipment for the amount set forth in the purchase option granted to the customer. Our end of term department maintains a team of employees who seek to realize our recorded residual in the leased equipment at the end of the lease term.

Supervision and Regulation

Although most states do not directly regulate the commercial equipment lease financing business, certain states require lenders and finance companies to be licensed, impose limitations on certain contract terms and on interest rates and other charges, mandate disclosure of certain contract terms and constrain collection practices and remedies. Under certain circumstances, we also may be required to comply with the Equal Credit Opportunity Act and the Fair Credit Reporting Act. These acts require, among other things, that we provide notice to credit applicants of their right to receive a written statement of reasons for declined credit applications. The Telephone Consumer Protection Act of 1991 ("TCPA") and similar state statutes or rules that govern telemarketing practices are generally not applicable to our business-to-business calling platform; however, we are subject to the sections of the TCPA that regulate business-to-business facsimiles. The Fair and Accurate Credit Transactions Act ("FACT Act") requires financial institutions to establish a written program to implement "Red Flag Guidelines," which are intended to detect, prevent and mitigate identity theft. The FACT Act also provides guidance regarding reasonable policies and procedures that a user of consumer credit reports must employ when a consumer reporting agency sends the user a notice of address discrepancy.

Our insurance operations are subject to various types of governmental regulation. Our wholly-owned insurance company subsidiary, AssuranceOne, is a Class 3 Bermuda insurance company and, as such, is subject to the Bermuda Insurance Act 1978, as amended, and related regulations.

Banking Regulation. On January 13, 2009, the Company became a bank holding company and is subject to the Bank Holding Company Act and supervised by the Federal Reserve Bank of Philadelphia. On September 15, 2010, the Federal Reserve Bank of Philadelphia confirmed the effectiveness of the Company's election to become a financial holding company (while remaining a bank holding company) pursuant to Sections 4(k) and (l) of the Bank Holding Company Act and Section 225.82 of the Federal Reserve Board's Regulation Y. Such election permits the Company to engage in activities that are financial in nature or incidental to a financial activity, including the maintenance and expansion of our reinsurance activities conducted through AssuranceOne.

Since its opening on March 12, 2008, MBB has been operating in accordance with the agreement entered into with the FDIC on March 20, 2007 (the "FDIC Agreement") and in accordance with certain requirements and conditions applicable during its three-year de novo period. MBB's three-year de novo period expired on March 12, 2011, as did certain of the requirements and conditions that were applicable solely during such period.

MBB is also subject to comprehensive federal and state regulations dealing with a wide variety of subjects, including reserve requirements, loan limitations, requirements governing the establishment of branches and numerous other aspects of its operations. These regulations generally have been adopted to protect depositors and creditors rather than shareholders. All of our subsidiaries may be subject to examination by the Federal Reserve Board even if not otherwise regulated by the Federal Reserve Board, subject to certain conditions in the case of "functionally regulated subsidiaries," such as broker/dealers and registered investment advisers.

Regulations governing the Company and its affiliates restrict extensions of credit by MBB to Marlin Business Services Corp. and, with some exceptions, to other affiliates. For these purposes, extensions of credit include loans and advances to and guarantees and letters of credit on behalf of Marlin Business Services Corp. and such affiliates. These regulations also restrict investments by MBB in the stock or other securities of Marlin Business Services Corp. and the covered affiliates, as well as the acceptance of such stock or other securities as collateral for loans to any borrower, whether or not related to Marlin Business Services Corp.

Additional Activities. Bank holding companies and their banking and non-banking subsidiaries have traditionally been limited to the business of banking and activities which are closely related thereto. The Gramm-Leach-Bliley Act ("GLB Act") expanded the provisions of the Bank Holding Company Act by including a section that permits bank holding companies to become financial holding companies (which we did effective September 15, 2010, while remaining a bank holding company) and permits them to engage in a full range of financial activities. A financial holding company is permitted to engage in a wide variety of activities deemed to be "financial in nature" including lending, exchanging, transferring, investing for others, or safeguarding money or securities, providing financial, investment or economic advisory services and underwriting, dealing in, or making a market in securities.

Capital Adequacy. Under the risk-based capital requirements applicable to them, bank holding companies must maintain a ratio of total capital to risk-weighted assets (including the asset equivalent of certain off-balance sheet activities such as acceptances and letters of credit) of not less than 8% (10% in order to be considered "well-capitalized"). At least 4% out of the total capital (6% to be well-capitalized) must be composed of common stock, related surplus, retained earnings, qualifying perpetual preferred stock and minority interests in the equity accounts of certain consolidated subsidiaries, after deducting goodwill and certain other intangibles ("Tier 1 Capital"). The remainder of total capital ("Tier 2 Capital") may consist of certain perpetual debt securities, mandatory convertible debt securities, hybrid capital instruments and limited amounts of subordinated debt, qualifying preferred stock, allowance for credit losses on loans and leases, allowance for credit losses on off-balance-sheet credit exposures and unrealized gains on equity securities. At December 31, 2012, the Company's Tier 1 Capital and total capital ratios were 31.76% and 32.95%, respectively.

The Federal Reserve Board has also established minimum leverage ratio guidelines for bank holding companies. These guidelines mandate a minimum leverage ratio of Tier 1 Capital to adjusted quarterly average total assets less certain amounts ("leverage amounts") equal to 3% for bank holding companies meeting certain criteria (including those having the highest regulatory rating). All other banking organizations are generally required to maintain a leverage ratio of at least 3% plus an additional cushion of at least 100 basis points and in some cases more. The Federal Reserve Board's guidelines also provide that bank holding companies experiencing internal growth or making acquisitions are expected to maintain capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve Board will continue to consider a "tangible tier 1 leverage ratio" (*i.e.*, after deducting all intangibles) in evaluating proposals for expansion or new activities. MBB is subject to similar capital standards promulgated by the Federal Reserve Board. At December 31, 2012, the Company's leverage ratio was 29.35%.

Internationally, both the Basel Committee on Banking Supervision and the Financial Stability Board (established in April 2009 by the Group of Twenty ("G-20") Finance Ministers and Central Bank Governors to take action to strengthen regulation and supervision of the financial system with greater international consistency, cooperation and transparency) have committed to raise capital standards and liquidity buffers within the banking system ("Basel III"). On September 12, 2010, the Group of Governors and Heads of Supervision agreed to the calibration and phase-in of the Basel III minimum capital requirements (raising the minimum Tier 1 equity ratio to 6.0%, with full implementation by January 2015) and introducing a capital conservation buffer of common equity of an additional 2.5% with implementation by January 2019. The U.S. federal banking agencies have yet to propose regulations for implementing Basel III. On September 28, 2011, the Basel Committee announced plans to consider adjustments to the first liquidity change to be imposed under Basel III, which change would take effect on January 1, 2015. The liquidity coverage ratio being considered would require banks to maintain an adequate level of unencumbered high-quality liquid assets sufficient to meet liquidity needs for a 30 calendar day time horizon.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires federal regulators to take prompt corrective action against any undercapitalized institution. FDICIA establishes five capital categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Well-capitalized institutions significantly exceed the required minimum level for each relevant capital measure. Adequately capitalized institutions include depository institutions that meet but do not significantly exceed the required minimum level for each relevant capital measure. Undercapitalized institutions consist of those that fail to meet the required minimum level for one or more relevant capital measures. Significantly undercapitalized depository institutions consist of those with capital levels significantly below the minimum requirements for any relevant capital measure. Critically undercapitalized depository institutions are those with minimal capital and at serious risk for government seizure.

Under certain circumstances, a well-capitalized, adequately capitalized or undercapitalized institution may be treated as if the institution were in the next lower capital category. A depository institution is generally prohibited from making capital distributions, including paying dividends, or paying management fees to a holding company if the institution would thereafter be undercapitalized. Institutions that are adequately capitalized but not well-capitalized cannot accept, renew or roll over brokered deposits except with a waiver from the FDIC and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew or roll over brokered deposits.

The federal bank regulatory agencies are permitted or, in certain cases, required to take certain actions with respect to institutions falling within one of the three undercapitalized categories. Depending on the level of an institution's capital, the agency's corrective powers include, among other things:

- prohibiting the payment of principal and interest on subordinated debt;
- prohibiting the holding company from making distributions without prior regulatory approval;

- placing limits on asset growth and restrictions on activities;
- placing additional restrictions on transactions with affiliates;
- restricting the interest rate the institution may pay on deposits;
- prohibiting the institution from accepting deposits from correspondent banks; and
- in the most severe cases, appointing a conservator or receiver for the institution.

A banking institution that is undercapitalized is required to submit a capital restoration plan and such a plan will not be accepted unless, among other things, the banking institution's holding company guarantees the plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy. MBB's Tier 1 Capital balance was $69.3 million at December 31, 2012, resulting in a Tier 1 leverage ratio, a Tier 1 risk-based capital ratio and a total risk-based capital ratio of 15.66%, 15.50% and 16.63%, respectively, which exceeded the regulatory requirements for well-capitalized status of 5%, 6% and 10%, respectively.

Pursuant to the FDIC Agreement entered into in conjunction with the opening of MBB, MBB must keep its total risk-based capital ratio above 15%. MBB's total risk-based capital ratio of 16.63% at December 31, 2012 exceeded the threshold for well-capitalized status under the applicable laws and regulations, and also exceeded the 15% minimum total risk-based capital ratio required in the FDIC Agreement.

Federal Deposit Insurance. Under the Federal Deposit Insurance Reform Act of 2005, as amended by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the FDIC changed its risk-based premium system for FDIC deposit insurance, providing for quarterly assessments of FDIC-insured institutions based on their respective rankings in one of four risk categories depending upon their examination ratings and capital ratios. Beginning in 2011, the FDIC assessment base changed from total domestic deposits to consolidated total assets minus tangible equity capital, defined as Tier 1 Capital. Institutions in FDIC-assigned Risk Categories II, III and IV are assessed premiums at progressively higher rates. MBB is designated a Risk Category I institution for purposes of the risk-based assessment for FDIC deposit insurance.

On July 21, 2010, President Barack Obama signed the Dodd-Frank Act into law, which, in part, (1) required the FDIC to increase reserves for the Deposit Insurance Fund (the "DIF") against future losses which will necessitate increased deposit insurance premiums that are to be borne primarily by institutions with assets greater than $10 billion and (2) permanently raised the standard maximum deposit insurance amount to $250,000. To bolster the DIF, the Dodd-Frank Act provides for a new minimum reserve ratio of not less than 1.35% of estimated insured deposits and requires that the FDIC take steps necessary to attain this 1.35% ratio by September 30, 2020. The FDIC is required by law to return the insurance reserve ratio to a 1.15 percent ratio no later than the end of 2016. The FDIC also proposed to raise its industry target ratio of reserves to insured deposits to 2.00%, 65 basis points above the statutory minimum, but the FDIC does not project that goal to be met until 2027.

Source of Strength Doctrine. Under the provisions of the Dodd-Frank Act, as well as Federal Reserve Board policy and regulation, a bank holding company must serve as a source of financial and managerial strength to each of its subsidiary banks and is expected to stand prepared to commit resources to support each of them. Consistent with this policy, the Federal Reserve Board has stated that, as a matter of prudent banking, a bank holding company should generally not maintain a given rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears to be consistent with the organization's capital needs, asset quality and overall financial condition.

USA Patriot Act of 2001. A major focus of governmental policy applicable to financial institutions in recent years has been the effort to combat money laundering and terrorism financing. The USA Patriot Act of 2001 (the "Patriot Act") was enacted to strengthen the ability of the U.S. law enforcement and intelligence communities to achieve this goal. The Patriot Act requires financial institutions, including our banking subsidiary, to assist in the prevention, detection and prosecution of money laundering and the financing of terrorism. The Patriot Act established standards to be followed by institutions in verifying client identification when accounts are opened and provides rules to promote cooperation among financial institutions, regulators and law enforcement organizations in identifying parties that may be involved in terrorism or money laundering.

Privacy. Title V of the GLB Act is intended to increase the level of privacy protection afforded to customers of financial institutions, including customers of the securities and insurance affiliates of such institutions, partly in recognition of the increased cross-marketing opportunities created by the GLB Act's elimination of many of the boundaries previously separating various segments of the financial services industry. Among other things, these provisions require institutions to have in place administrative, technical and physical safeguards to ensure the security and confidentiality of customer records and information, to protect against anticipated threats or hazards to the security or integrity of such records and to protect against unauthorized access to or use of such records that could result in substantial harm or inconvenience to a customer.

TALF Program. In 2009, the Federal Reserve Board also created the Term Asset-Backed Securities Loan Facility ("TALF") program, the intent of which was to make credit available to consumers and businesses on more favorable terms by facilitating the issuance of asset-backed securities ("ABS") and improving the market conditions for ABS generally. The TALF program provided ABS investors with financing to support their purchases of certain AAA-rated securities. On February 12, 2010, we issued $80.7 million of term ABS securities through our special purpose subsidiary, Marlin Leasing Receivables XII LLC, and the senior tranche of the offering was rated AAA, thereby making it eligible under the TALF program. On December 17, 2012, we elected to exercise our call option and pay off the remaining $3.5 million of our 2010 term note securitization.

Future Legislation. From time to time, legislation will be introduced in Congress and state legislatures with respect to the regulation of financial institutions. The financial crisis of 2008 and 2009 resulted in U.S. government and regulatory agencies placing increased focus and scrutiny on the financial services industry. The U.S. government intervened on an unprecedented scale by temporarily enhancing the liquidity support available to financial institutions, establishing a CP funding facility, temporarily guaranteeing money market funds and certain types of debt issuances, increasing insurance on bank deposits, among other things, and by passing the Dodd-Frank Act, a sweeping financial reform bill.

These programs have subjected financial institutions to additional restrictions, oversight and costs. In addition, new proposals for legislation continue to be introduced in Congress that could further substantially increase regulation of the financial services industry, impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of compensation, interest rates and financial product offerings and disclosures, among other things. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. We cannot determine the ultimate effect that potential legislation, if enacted, or any regulations issued to implement it, would have on the Company or MBB.

National Monetary Policy. In addition to being affected by general economic conditions, the earnings and growth of the Company and MBB are affected by the policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve Board to implement these objectives are open market operations in U.S. government securities, adjustments of the discount rate and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our future business, earnings and growth cannot be predicted.

Dividends. The Federal Reserve Board has issued policy statements which provide that, as a general matter, insured banks and bank holding companies should pay dividends only out of current operating earnings. For state-chartered banks which are members of the Federal Reserve System, such as MBB, the approval of the Federal Reserve Board is required for the payment of dividends by the bank subsidiary in any calendar year if the total of all dividends declared by the bank in that calendar year, including the proposed dividend, exceeds the current year's net income combined with the retained net income for the two preceding calendar years. "Retained net income" for any period means the net income for that period less any common or preferred stock dividends declared in that period. Moreover, no dividends may be paid by such bank in excess of its undivided profits account.

Transfers of Funds and Transactions with Affiliates. Sections 23A and 23B of the Federal Reserve Act and applicable regulations impose restrictions on MBB that limit the transfer of funds by MBB to Marlin Business Services Corp. and certain of its affiliates, in the form of loans, extensions of credit, investments or purchases of assets. These transfers by MBB to Marlin Business Services Corp. or any other single affiliate are limited in amount to 10% of MBB's capital and surplus, and transfers to all affiliates are limited in the aggregate to 20% of MBB's capital and surplus. These loans and extensions of credit are also subject to various collateral requirements. Sections 23A and 23B of the Federal Reserve Act and applicable regulations also require generally that MBB's transactions with its affiliates be on terms no less favorable to MBB than comparable transactions with unrelated third parties.

Restrictions on Ownership. Subject to certain exceptions, the Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring "control" of a bank holding company unless the FDIC has been notified 60 days prior to such acquisition and has not objected to the transaction. Under a rebuttable presumption in the Change in Bank Control Act, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the 1934 Act, such as the Company, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company. The regulations provide a procedure for challenging this rebuttable control presumption.

We believe that we currently are in substantial compliance with all material statutes and regulations that are applicable to our business.

Competition

We compete with a variety of equipment financing sources that are available to small and mid-sized businesses, including:

- national, regional and local finance companies that provide leases and loan products;
- financing through captive finance and leasing companies affiliated with major equipment manufacturers;
- corporate credit cards; and
- commercial banks, savings and loan associations and credit unions.

Our principal competitors in the small-ticket equipment leasing market are independent finance companies, local and regional banks and, to a lesser extent, in the case of our national accounts channels, national providers of equipment lease financing, some of which are national banks with leasing divisions. Many of our national competitors are substantially larger than we are and generally focus on larger ticket transactions and in some cases international programs. We compete on the quality of service we provide to our origination sources and end user customers. We have encountered and will continue to encounter significant competition.

Employees

As of December 31, 2012, we employed 265 people. None of our employees are covered by a collective bargaining agreement and we have never experienced any work stoppages.

Available Information

We are a Pennsylvania corporation with our principal executive offices located at 300 Fellowship Road, Mount Laurel, NJ 08054. Our telephone number is (888) 479-9111 and our website address is www.marlincorp.com. We make available free of charge through the investor relations section of our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. We include our website address in this Annual Report on Form 10-K only as an inactive textual reference and do not intend it to be an active link to our website.

Item 1A. *Risk Factors*

Set forth below and elsewhere in this report and in other documents we file with the Securities and Exchange Commission are risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this report and other periodic statements we make.

If we cannot obtain deposits or financing, we may be unable to fund our operations. Our business requires a substantial amount of cash to operate. Our cash requirements will increase if our lease originations increase. We obtain a substantial amount of the cash required for operations through a variety of external funding sources, such as certificates of deposit raised by MBB and, to a lesser extent, borrowings under long-term loan facilities. A failure to access the certificate of deposit market, to renew and increase the funding availability under our existing facilities or to add new funding facilities could affect our ability to fund and originate new leases.

Our ability to obtain continued access to the certificate of deposit market or to obtain renewals of lenders' commitments and new funding facilities is affected by a number of factors, including:

- conditions in the market for FDIC-insured certificates of deposit;
- restrictions and costs associated with banking industry regulation which could negatively impact MBB;
- conditions in the long-term lending markets;
- compliance of our leases with the eligibility requirements established in connection with our long-term loan facilities, including the level of lease delinquencies and default;
- our ability to service the leases.

We are and will continue to be dependent upon the availability of credit from these funding sources to continue to originate leases and to satisfy our other working capital needs. We may be unable to obtain additional financing on acceptable terms, or at all, as a result of prevailing interest rates or other factors at the time, including the presence of covenants or other restrictions under existing financing arrangements. If any or all of our funding sources become unavailable on acceptable terms or at all, we may not have access to the financing necessary to conduct our business, which would limit our ability to fund our operations. Our long-term loan facilities mature on September 23, 2013 and October 9, 2015, respectively. As a result, we may be unable to continue to access these facilities after those dates. (See **Liquidity and Capital Resources** in Item 7). In the event we seek to obtain equity financing, our shareholders may experience dilution as a result of the issuance of additional equity securities. This dilution may be significant depending upon the amount of equity securities that we issue and the prices at which we issue such securities.

Our financing sources impose covenants, restrictions and default provisions on us, which could lead to termination of our financing facilities, acceleration of amounts outstanding under our financing facilities and our removal as servicer. The legal agreements relating to our long-term loan facilities contain numerous covenants, restrictions and default provisions relating to, among other things, maximum lease delinquency and default levels, a minimum net worth requirement, an interest coverage test and a maximum debt to equity ratio. In addition, a change in the Chief Executive Officer, Chief Operating Officer or Chief Financial Officer is an event of default under our long-term loan facilities, unless we hire a replacement acceptable to our lenders within 120 days.

A merger or consolidation with another company in which we are not the surviving entity, likewise, is an event of default under our financing facilities. The Company's long-term loan facilities contain acceleration clauses allowing the creditors to accelerate the scheduled maturities of the obligation under certain conditions that may not be objectively determinable (for example, "if a material adverse change occurs"). Further, our long-term loan facilities contain cross default provisions whereby certain defaults under one facility would also be an event of default under the other facility. An event of default under the long-term loan facilities could result in termination of further funds being made available. An event of default under any of our facilities could result in an acceleration of amounts outstanding under the facilities, foreclosure on all or a portion of the leases financed by the facilities and/or our removal as a servicer of the leases financed by the facility. This would reduce our revenues from servicing and, by delaying any cash payment allowed to us under the financing facilities until the lenders have been paid in full, reduce our liquidity and cash flow.

If we inaccurately assess the creditworthiness of our end user customers, we may experience a higher number of lease defaults, which may restrict our access to funding and reduce our earnings. We specialize in leasing equipment to small and mid-sized businesses. Small and mid-sized businesses may be more vulnerable than large businesses to economic downturns, typically depend upon the management talents and efforts of one person or a small group of persons and often need substantial additional capital to expand or compete. Small and mid-sized business leases, therefore, may entail a greater risk of delinquencies and defaults than leases entered into with larger leasing customers. In addition, there is typically only limited publicly available financial and other information about small and mid-sized businesses and they often do not have audited financial statements. Accordingly, in making credit decisions, our underwriting guidelines rely upon the accuracy of information about these small and mid-sized businesses obtained from the small and mid-sized business owner and/or third-party sources, such as credit reporting agencies. If the information we obtain from small and mid-sized business owners and/or third- party sources is incorrect, our ability to make appropriate credit decisions will be impaired. If we inaccurately assess the creditworthiness of our end user customers, we may experience a higher number of lease defaults and related decreases in our earnings.

An increase in delinquencies or lease defaults could restrict our access to funding and could adversely affect our earnings. Defaulted leases and certain delinquent leases also do not qualify as collateral against which initial advances may be made under our funding facilities. In addition, increasing rates of delinquencies or charge-offs could result in adverse changes in the structure and/or our cost of future financing. Any of these occurrences may cause us to experience reduced earnings.

Deteriorated economic or business conditions may lead to greater than anticipated lease defaults and credit losses, which could limit our ability to obtain additional financing and reduce our operating income. Historically, the capital and credit markets have experienced periodic volatility and disruption. In many cases, these markets have produced downward pressure on stock prices of, and credit availability to, certain companies without regard to those companies' underlying financial strength. Concerns over energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining U.S. real estate market have contributed to increased volatility and diminished expectations for the economy and the capital and credit markets. These factors, combined with declining business and consumer confidence and increased unemployment, precipitated an economic slowdown and national recession throughout 2008 and 2009. In the event of extreme and prolonged market events, such as a global credit crisis or a "double dip" recession in the U.S., we could incur significant losses. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility.

Our operating income may be reduced by various economic factors and business conditions, including the level of economic activity in the markets in which we operate. Delinquencies and credit losses generally increase during economic slowdowns or recessions. Because we extend credit primarily to small and mid-sized businesses, many of our customers may be particularly susceptible to economic slowdowns or recessions and may be unable to make scheduled lease payments during these periods. Therefore, to the extent that economic activity or business conditions deteriorate, our delinquencies and credit losses may increase. Unfavorable economic conditions may also make it more difficult for us to maintain both our new lease origination volume and the credit quality of new leases at levels previously attained. Unfavorable economic conditions could also increase our funding costs or operating cost structure or limit our access to funding. Any of these events could reduce our operating income.

If losses from leases exceed our allowance for credit losses, our operating income will be reduced or eliminated. In connection with our financing of leases, we record an allowance for credit losses to provide for estimated losses. Our allowance for credit losses is based on both qualitative and quantitative factors including, among other things, past collection experience, lease delinquency data, industry data, economic conditions and our assessment of collection risks. Significant management judgment is required to determine the appropriate level of the allowance and, therefore, our determination of this allowance may prove to be inadequate to cover losses in connection with our portfolio of leases. Factors that could lead to the inadequacy of our allowance may include our inability to manage collections effectively, unanticipated adverse changes in the economy or discrete events adversely affecting specific leasing customers, industries or geographic areas. Losses in excess of our allowance for credit losses would cause us to increase our provision for credit losses, reducing or eliminating our operating income.

We are subject to regulatory capital adequacy guidelines, and if we fail to meet these guidelines, our business, financial condition or results of operations may be adversely affected. Under regulatory capital adequacy guidelines, and other regulatory requirements, we must meet guidelines that include quantitative measures of assets, liabilities and certain off-balance sheet items, subject to qualitative judgments by regulators regarding components, risk weightings and other factors. (See **Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Bank Capital and Regulatory Oversight**). If we fail to meet these minimum capital guidelines and other regulatory requirements, our business, financial condition or results of operations may be adversely affected. In addition, if we fail to maintain "well-capitalized" status under the regulatory framework, if we are deemed to be not well-managed under regulatory exam procedures or if we experience certain regulatory violations, our status as a financial holding company, our related eligibility for a streamlined review process for acquisition proposals and our ability to offer certain financial products may be compromised or impaired.

Monetary policies and regulations of the Federal Reserve Board could adversely affect our business, financial condition and results of operations. In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve Board to implement these objectives are open market operations in U.S. government securities, adjustments of the discount rate and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve Board have had a significant effect on the operating results of bank holding companies in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

Government regulation significantly affects our business. The banking industry is heavily regulated, and such regulations are intended primarily for the protection of depositors and the federal deposit insurance funds, not shareholders. Since becoming a bank holding company on January 13, 2009, we have been subject to regulation by the Federal Reserve Board and subject to the Bank Holding Company Act. Our bank subsidiary, MBB, is also subject to regulation by the Federal Reserve Board and the Utah Department of Financial Institutions. Such regulation affects lending practices, capital structure, investment practices, dividend policy and growth.

The financial crisis of 2008 and 2009 resulted in U.S. government and regulatory agencies placing increased focus and scrutiny on the financial services industry, which have subjected financial institutions to additional restrictions, oversight and costs. In addition, new proposals for legislation continue to be introduced in Congress that could further substantially increase regulation of the financial services industry and impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of compensation, interest rates and financial product offerings and disclosures, among other things. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Such proposed changes in laws, regulations and regulatory practices affecting the banking industry may limit the manner in which we may conduct our business. Such changes may adversely affect us, including our ability to make loans and leases, and may also result in the imposition of additional costs on us.

Further legislative and regulatory reforms may have a significant impact on our business, results of operations and financial condition. Recent conditions, particularly in the financial markets, have resulted in government regulatory agencies and political bodies placing increased focus and scrutiny on the financial services industry. For example, on July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act contains provisions that, among other things, establish a systemic risk regulator, consolidate certain federal bank regulators and give shareholders an advisory vote on executive compensation. The Dodd-Frank Act substantially increases regulation of the financial services industry, imposes restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of compensation, interest rates, financial product offerings and disclosures, and has an effect on bankruptcy proceedings with respect to consumer residential real estate mortgages, among other things.

The Dodd-Frank Act adds sweeping deposit insurance provisions. Deposit insurance assessments are now based upon a bank's average consolidated total assets minus its average tangible equity, rather than upon its deposit base. The changes also make the $250,000 deposit insurance limit permanent, extend the Transaction Account Guarantee program through 2012 and expand the FDIC's authority to raise insurance premiums by setting a target ratio as high as the FDIC determines to be appropriate. The Dodd-Frank Act also restricts proprietary trading and the derivatives activities of banks and their affiliates.

Many provisions of the Dodd-Frank Act require the adoption of rules to implement it. In addition, the Dodd-Frank Act mandates multiple studies, which could result in additional legislative or regulatory action. The effect of the Dodd-Frank Act and its implementing regulations on our business and operations could be significant. In addition, we may be required to invest significant management time and resources to address the various provisions of the Dodd-Frank Act and the numerous regulations that have been and are still required to be issued under it. The Dodd-Frank Act, any related legislation and any implementing regulations could have a significant adverse effect on our business, results of operations and financial condition.

Further increase in the FDIC deposit insurance premium or required reserves may have a significant financial impact on us. The FDIC insures deposits at FDIC insured financial institutions up to certain limits. The FDIC charges insured financial institutions premiums to maintain the DIF. Recent difficult economic conditions have resulted in a higher number of bank failures. In the event of a bank failure, the FDIC takes control of a failed bank and ensures payment of deposits up to insured limits using the resources of the DIF. The FDIC is required by law to maintain adequate funding of the DIF, and the FDIC may increase premium assessments to maintain such funding.

The Dodd-Frank Act requires the FDIC to increase the DIF's reserves against future losses, which will necessitate increased deposit insurance premiums that are to be borne primarily by institutions with assets of greater than $10 billion. While the changes made to base insurance premiums to date have not negatively impacted MBB, future increases in assessments may decrease our earnings and could have a material effect on the value of, or market for, our common stock.

On October 19, 2010, the FDIC further addressed plans to bolster the DIF by increasing the required reserve ratio for the industry to 1.35% (ratio of reserves to insured deposits) by September 30, 2020, as required by the Dodd-Frank Act. Current assessment rates will remain in effect until such time as the industry's reserve ratio reaches 1.15%, which the FDIC estimates will occur at the end of 2016. The FDIC also proposed to raise its industry target ratio of reserves to insured deposits to 2.00%, 65 basis points above the statutory minimum, but the FDIC does not project that goal to be met until 2027.

If we are unable to effectively execute our business strategy, we may suffer material operating losses. Our financial position, liquidity and results of operations depend on management's ability to execute our business strategy and navigate through the ongoing challenging economic environment. Key factors involved in the execution of this strategy include achieving the desired volume of leases of suitable yield and credit quality, effectively managing those leases and obtaining appropriate funding. Accomplishing such a result on a cost-effective basis is largely a function of our marketing capabilities, our management of the leasing process, our credit underwriting guidelines, our ability to provide competent, attentive and efficient servicing to our origination sources and our end user customers, our ability to execute effective credit risk management and collection techniques, our access to financing sources on acceptable terms and our ability to attract and retain high quality employees in all areas of our business. Failure to manage effectively these and other factors related to our business strategy and our overall operations may cause us to suffer material operating losses.

If we cannot effectively compete within the equipment leasing industry, we may be unable to increase our revenues or maintain our current levels of operations. The business of small-ticket equipment leasing is highly fragmented and competitive. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. A lower cost of funds could enable a competitor to offer leases with yields that are lower than those we use to price our leases, potentially forcing us to decrease our yields or lose origination volume. In addition, certain of our competitors may have higher risk tolerances or different risk assessments, which could allow them to establish more origination source and end user customer relationships and increase their market share. The barriers to entry are relatively low with respect to our business and, therefore, new competitors could enter the business of small-ticket equipment leasing at any time. The companies that typically provide financing for large-ticket or middle-market transactions could begin competing with us on small-ticket equipment leases. If this occurs, or we are unable to compete effectively with our competitors, we may be unable to sustain our operations at their current levels or generate revenue growth.

If we cannot maintain our relationships with origination sources, our ability to generate lease transactions and related revenues may be significantly impeded. We have formed relationships with thousands of origination sources, comprised primarily of independent equipment dealers. We rely on these relationships to generate lease applications and originations. Most of these relationships are not formalized in written agreements and those that are formalized by written agreements are typically terminable at will. Our typical relationship does not commit the origination source to provide a minimum number of lease transactions to us nor does it require the origination source to direct all of its lease transactions to us. The decision by a significant number of our origination sources to refer their leasing transactions to another company could impede our ability to generate lease transactions and related revenues.

If interest rates change significantly, we may be subject to higher interest costs with respect to our funding sources, which may cause us to suffer material losses. Because we use bank deposits and long-term loan facilities to fund our leases, our margins could be reduced by an increase in interest rates. Each of our leases is structured so that the sum of all scheduled lease payments will equal the cost of the equipment to us, less the residual, plus a return on the amount of our investment. This return is known as the yield. The yield on our leases is fixed because the scheduled payments are fixed at the time of lease origination. When we originate or acquire leases, we base our pricing in part on the spread we expect to achieve between the yield on each lease and the effective interest rate we expect to pay when we finance the lease. To the extent that a lease is financed with variable-rate funding, increases in interest rates during the term of a lease could narrow or eliminate the spread, or result in a negative spread. A negative spread is an interest cost greater than the yield on the lease. Certain of our funding facilities have variable rates based on the London Interbank Offered Rate ("LIBOR"). As a result, because our assets have a fixed interest rate, increases in LIBOR would negatively impact our earnings. If interest rates increase faster than we are able to adjust the pricing under our new leases, our net interest margin would be reduced. In addition, with respect to our fixed-rate deposits and borrowings, increases in interest rates could have the effect of increasing our costs on future transactions.

The departure of any of our key management personnel or our inability to hire suitable replacements for our management may result in defaults under our financing facilities, which could restrict our ability to access funding and operate our business effectively. Our future success depends to a significant extent on the continued service of our senior management team. A change in the Chief Executive Officer, Chief Operating Officer or Chief Financial Officer is an event of default under our long-term loan facilities, unless we hire a replacement acceptable to our lenders within 120 days.

The termination or interruption of, or a decrease in volume under, our property insurance program would cause us to experience lower revenues and may result in a significant reduction in our net income. Our end user customers are required to obtain all-risk property insurance for the replacement value of the leased equipment. Each end user customer has the option of either delivering a certificate of insurance listing us as loss payee under a commercial property policy issued by a third-party insurer or satisfying such insurance obligation through our insurance program. Under our program, the end user customer purchases coverage under a master property insurance policy written by a national third-party insurer (our "primary insurer") with whom our captive insurance subsidiary, AssuranceOne, has entered into a 100% reinsurance arrangement. Termination or interruption of our program could occur for a variety of reasons, including: (1) adverse changes in laws or regulations affecting our primary insurer or AssuranceOne; (2) a change in the financial condition or financial strength ratings of our primary insurer or AssuranceOne; (3) negative developments in the loss reserves or future loss experience of AssuranceOne, which render it uneconomical for us to continue the program; (4) termination or expiration of the reinsurance agreement with our primary insurer, coupled with an inability by us to identify quickly and negotiate an acceptable arrangement with a replacement carrier; or (5) competitive factors in the property insurance market. If there is a termination or interruption of this program or if fewer end user customers elected to satisfy their insurance obligations through our program, we would experience lower revenues and our net income may be reduced.

Regulatory and legal uncertainties could result in significant financial losses and may require us to alter our business strategy and operations. Laws or regulations may be adopted with respect to our equipment leases, the equipment leasing, telemarketing and collection processes or the banking industry. Any new legislation or regulation, or changes in the interpretation of existing laws, that affect the equipment leasing industry or the banking industry could increase our costs of compliance or require us to alter our business strategy.

We, like other finance companies, face the risk of litigation, including class action litigation, and regulatory investigations and actions in connection with our business activities. These matters may be difficult to assess or quantify, and their magnitude may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action against us could cause us to suffer significant costs and expenses and could require us to alter our business strategy and the manner in which we operate our business.

Failure to realize the projected value of residual interests in equipment we finance would reduce the residual value of equipment recorded as assets on our balance sheet and may reduce our operating income. We estimate the residual value of the equipment which is recorded as an asset on our balance sheet. Realization of residual values depends on numerous factors including: the general market conditions at the time of expiration of the lease; the customer's election to enter into a renewal period; the cost of comparable new equipment; the obsolescence of the leased equipment; any unusual or excessive wear and tear on or damage to the equipment; the effect of any additional or amended government regulations; and the foreclosure by a secured party of our interest in a defaulted lease. Our failure to realize our recorded residual values would reduce the residual value of equipment recorded as assets on our balance sheet and may reduce our operating income.

If we experience significant telecommunications or technology downtime, our operations would be disrupted and our ability to generate operating income could be negatively impacted. Our business depends in large part on our telecommunications and information management systems. The temporary or permanent loss of our computer systems, telecommunications equipment or software systems, through casualty or operating malfunction, could disrupt our operations and negatively impact our ability to service our customers and lead to significant declines in our operating income.

Failure to maintain the security of our information and technology networks, including personally identifiable and other information, non-compliance with our contractual or other legal obligations regarding such information, or a violation of the Company's privacy and security policies with respect to such information, could adversely affect us. In the normal course of our business, we collect and retain significant volumes of certain types of personally identifiable and other information pertaining to our customers, stockholders and employees. The legal, regulatory and contractual environment surrounding information security and privacy is constantly evolving and companies that collect and retain such information are under increasing attack by cyber-criminals around the world. A significant actual or potential theft, loss, fraudulent use or misuse of customer, stockholder, employee or our data by cybercrime or otherwise, non-compliance with our contractual or other legal obligations regarding such data or a violation of our privacy and security policies with respect to such data could adversely impact our reputation and could result in significant costs, fines, litigation or regulatory action against us. Increasingly, our products and services are accessed through the Internet, and security breaches in connection with the delivery of our services via the Internet may affect us and could be detrimental to our reputation, business, operating results and financial condition. We cannot be certain that advances in criminal capabilities, new discoveries in the field of cryptography or other developments will not compromise or breach the technology protecting the networks that access our products and services.

Our quarterly operating results may fluctuate significantly. Our operating results may differ from quarter to quarter, and these differences may be significant. Factors that may cause these differences include: changes in the volume of lease applications, approvals and originations; changes in interest rates; the availability and cost of capital and funding; the degree of competition we face; the levels of charge-offs we incur; changes in the regulatory environment; general economic conditions; and other factors.

Our common stock price is volatile. The trading price of our common stock may fluctuate substantially depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause investors to lose part or all of their investment in our shares of common stock. Those factors that could cause fluctuations include, but are not limited to, the following:

- price and volume fluctuations in the overall stock market from time to time;
- significant volatility in the market price and trading volume of financial services companies;
- actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of market analysts;
- investor perceptions of the equipment leasing industry in general and the Company in particular;
- the operating and stock performance of comparable companies;
- legislative and regulatory changes with respect to the financial or banking industries;
- general economic conditions and trends;
- major catastrophic events;
- loss of external funding sources;
- sales of large blocks of our stock or sales by insiders; or
- departures of key personnel.

It is possible that in some future quarter our operating results may be below the expectations of financial market analysts and investors and, as a result of these and other factors, the price of our common stock may decline.

Future sales of our common stock by a certain large shareholder could adversely affect the market price of our common stock. A substantial number of shares of our common stock could be sold into the public market pursuant to a shelf registration statement on Form S-3 (No. 333-128329) that became effective on December 19, 2005. As of March 1, 2012, this large shareholder owned 2,309,934 shares of our common stock. The sale of all or a portion of these shares into the public market, or the perception that such a sale could occur, could adversely affect the market price of our common stock.

Anti-takeover provisions and our right to issue preferred stock could make a third-party acquisition of us difficult. We are a Pennsylvania corporation. Anti-takeover provisions of Pennsylvania law could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our shareholders. Our amended and restated articles of incorporation and our bylaws contain certain other provisions that would make it difficult for a third party to acquire control of us, including a provision that our Board of Directors may issue preferred stock without shareholder approval.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

At December 31, 2012, we operated from five leased facilities including our executive office facility, a Philadelphia office facility, two branch offices and the headquarters of MBB. Our Mount Laurel, New Jersey executive offices are housed in a leased facility of approximately 50,000 square feet under a lease that was set to expire in May 2013. We also lease 3,524 square feet of office space in Philadelphia, Pennsylvania, where we perform our lease recording and acceptance functions. Our Philadelphia lease expires in July 2013. In addition, we have a regional office in Johns Creek, Georgia (a suburb of Atlanta). Our Georgia office is 5,822 square feet and the lease expires in July 2013. The headquarters of MBB in Salt Lake City is 5,764 square feet and the lease expires in October 2014. We also lease 300 square feet for a sales office in Sherwood, Oregon. This lease commenced September 2010 and is on a month-to-month basis.

Subsequent to December 31, 2012, the Company extended its lease agreement on its executive offices in Mount Laurel, New Jersey from May 2013 to May 2020. Concurrently, the Company also entered into a lease agreement for an additional 9,700 square feet at the same location, which commences in June 2014 and expires in May 2020.

We believe our leased facilities are adequate for our current needs and sufficient to support our current operations and anticipated future requirements.

Item 3. *Legal Proceedings*

We are party to various legal proceedings, which include claims and litigation arising in the ordinary course of business. In the opinion of management, these actions will not have a material effect on our business, financial condition or results of operations or cash flows.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Marlin Business Services Corp. completed its IPO of common stock and became a publicly traded company on November 12, 2003. The Company's common stock trades on the NASDAQ Global Select Market under the symbol "MRLN." The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the NASDAQ Global Select Market and the dividends declared per common share.

	2012			2011		
	High	Low	Cash Dividends	High	Low	Cash Dividends
First Quarter	$15.97	$12.66	$0.06	$13.34	$10.97	$ —
Second Quarter	$16.39	$13.56	$0.06	$13.05	$11.30	$ —
Third Quarter	$21.88	$14.74	$0.08	$12.84	$ 9.49	$ —
Fourth Quarter	$22.59	$16.80	$0.08	$13.35	$ 9.77	$0.06

Dividend Policy

As previously disclosed, on October 29, 2012, Marlin Business Services Corp. declared its fifth regular quarterly dividend. The dividend of $0.08 per share of common stock was paid on November 26, 2012 to holders of our common stock as of November 12, 2012.

Payment of future dividends will be subject to approval by our Board of Directors and will depend upon our earnings, financial condition, capital requirements, cash flow, long-range plans and such other factors as our Board of Directors may deem relevant.

The Federal Reserve Board has issued policy statements which provide that, as a general matter, insured banks and bank holding companies should pay dividends only out of current operating earnings. Payment of dividends by Marlin Business Bank to its sole shareholder, Marlin Business Services Corp., are also subject to the regulatory requirements and restrictions described in the "Supervision and Regulation" portion of Item 1 of Part I of this Form 10-K.

Number of Record Holders

There were 242 holders of record of our common stock at February 22, 2013. We believe that the number of beneficial owners is greater than the number of record holders because a large portion of our common stock is held of record through brokerage firms in "street name."

Information on Stock Repurchases

On November 2, 2007, the Company's Board of Directors approved a stock repurchase plan. Under this program, the Company is authorized to repurchase up to $15 million in value of its outstanding shares of common stock. This authority may be exercised from time to time and in such amounts as market conditions warrant. Any shares purchased under this plan are returned to the status of authorized but unissued shares of common stock. The repurchases may be made on the open market, in block trades or otherwise. The program may be suspended or discontinued at any time. The repurchases are funded using the Company's working capital.

The number of shares of common stock repurchased by Marlin during the fourth quarter of 2012 and the average price paid per share is as follows:

Time Period	Number of Shares Purchased	Average Price Paid Per Share[1]	Total Number of Shares Purchased as Part of a Publicly Announced Plan or Program	Maximum Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
October 1, 2012 to October 31, 2012	—	$ —	—	$5,739,965
November 1, 2012 to November 30, 2012	—	$ —	—	$5,739,965
December 1, 2012 to December 31, 2012	33,546	$17.91	33,546	$5,139,096
Total for the quarter ended December 31, 2012	33,546	$17.91	33,546	$5,139,096

(1) Average price paid per share includes commissions and is rounded to the nearest two decimal places.

In addition to the repurchases described above, pursuant to the Company's 2003 Equity Compensation Plan (the "2003 Plan"), participants may have shares withheld to cover income taxes. There were 854 shares repurchased to cover income tax withholding pursuant to the 2003 Plan during the three-month period ended December 31, 2012, at an average cost of $18.93 per share.

Sale of Unregistered Securities

On February 12, 2010, we issued $80.7 million of term asset-backed debt securities through our special purpose subsidiary, Marlin Leasing Receivables XII LLC, with the senior tranche of the offering being eligible under the TALF program established by the Federal Reserve Board. This issuance was done in reliance on the exemption from registration provide by Rule 144A of the 1933 Act. J.P. Morgan Securities, Inc. served as the initial purchaser and placement agent for the issuance, and the aggregate initial purchaser's discounts and commissions paid were approximately $0.5 million.

Shareholder Return Performance Graph

The following graph compares the dollar change in the cumulative total shareholder return on the Company's common stock against the cumulative total return of the Russell 2000 Index and the SNL Specialty Lender Index for the period commencing on December 31, 2007 and ending on December 31, 2012. The graph shows the cumulative investment return to shareholders based on the assumption that a $100 investment was made on December 31, 2007 in each of the following: the Company's common stock, the Russell 2000 Index and the SNL Specialty Lender Index. We computed returns assuming the reinvestment of all dividends. The shareholder return shown on the following graph is not indicative of future performance.



Total Return Performance
Marlin Business Services Corp.
Russell 2000
SNL Specialty Lender
Index Value
200
175
150
125
100
75
50
25
0
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

Index	*Period Ending*					
	12/31/07	**12/31/08**	**12/31/09**	**12/31/10**	**12/31/11**	**12/31/12**
Marlin Business Services Corp.	100.00	21.64	65.75	104.89	105.82	170.00
Russell 2000	100.00	66.21	84.20	106.82	102.36	119.09
SNL Specialty Lender	100.00	27.88	45.77	56.28	59.03	76.95

Source : SNL Financial LC, Charlottesville, VA

Item 6. *Selected Financial Data*

The following selected financial data as of and for each of the five years ended December 31, 2012 has been derived from the consolidated financial statements. The selected financial data should be read together with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands, except per-share data)				
Statement of Operations Data:					
Interest and fee income	$64,951	$56,523	$61,337	$83,444	$107,453
Interest expense	6,882	11,416	15,613	27,338	36,880
Net interest and fee income	58,069	45,107	45,724	56,106	70,573
Provision for credit losses	5,920	4,134	9,438	27,189	31,494
Net interest and fee income after provision for credit losses	52,149	40,973	36,286	28,917	39,079
Loss on derivatives	(6)	(53)	(116)	(1,959)	(16,039)
Insurance and other income	5,970	5,704	5,401	6,855	8,144
Other expense:					
Salaries and benefits	24,862	22,539	19,966	19,071	22,916
General and administrative	13,547	13,044	12,762	12,854	15,241
Financing related costs	850	719	680	505	1,418
Other expense	39,259	36,302	33,408	32,430	39,575
Income (loss) before income taxes	18,854	10,322	8,163	1,383	(8,391)
Income tax expense (benefit)	7,157	4,147	2,495	347	(3,161)
Net income (loss)	$11,697	$ 6,175	$ 5,668	$ 1,036	$ (5,230)
Basic earnings (loss) per share	$ 0.92	$ 0.48	$ 0.44	$ 0.08	$ (0.44)
Diluted earnings (loss) per share	$ 0.91	$ 0.48	$ 0.44	$ 0.08	$ (0.44)
Cash dividends declared per share	$ 0.28	$ 0.06	$ —	$ —	$ —

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands, except per-share data)				
Operating Data:					
Total number of finance receivables originated	24,557	18,102	12,407	9,763	24,869
Total finance receivables originated	$322,198	$229,014	$134,030	$ 88,935	$256,554
Average total finance receivables[1]	$432,829	$358,326	$389,001	$558,311	$715,649
Weighted average interest rate (implicit) on new finance receivables originated[2]	12.85%	12.84%	14.47%	15.09%	13.67%
Interest income as a percent of average total finance receivables[1]	12.24%	12.36%	12.15%	11.83%	12.03%
Interest expense as percent of average interest-bearing liabilities	2.03%	4.20%	4.85%	5.40%	5.62%
Portfolio Asset Quality Data:					
Total finance receivables, end of period[1]	$500,203	$385,984	$352,527	$450,595	$664,902
Delinquencies greater than 60 days past due[3]	0.42%	0.38%	0.90%	1.67%	1.59%
Allowance for credit losses	$ 6,488	$ 5,353	$ 7,718	$ 12,193	$ 15,283
Allowance for credit losses to total finance receivables, end of period[1]	1.30%	1.39%	2.19%	2.71%	2.30%
Charge-offs, net	$ 4,785	$ 6,499	$ 13,913	$ 30,279	$ 27,199
Ratio of net charge-offs to average total finance receivables[1]	1.11%	1.81%	3.58%	5.42%	3.80%
Operating Ratios:					
Efficiency ratio[4]	59.98%	70.03%	64.02%	50.71%	48.47%
Return on average total assets	2.18%	1.31%	1.13%	0.15%	(0.62)%
Return on average stockholders' equity	6.96%	3.81%	3.72%	0.70%	(3.48)%
Balance Sheet Data:					
Cash and cash equivalents	$ 64,970	$ 42,285	$ 37,026	$ 37,057	$ 40,270
Restricted interest-earning deposits with banks	$ 3,520	$ 28,637	$ 47,107	$ 63,400	$ 66,212
Net investment in leases and loans	$503,017	$387,840	$351,569	$448,610	$669,109
Total assets	$602,348	$485,969	$468,062	$565,803	$794,431
Deposits	$378,188	$198,579	$ 92,919	$ 80,288	$ 63,385
Short-term borrowings	$ —	$ —	$ —	$ 62,541	$101,923
Long-term borrowings	$ 15,514	$ 92,004	$178,650	$244,445	$441,385
Total liabilities	$428,098	$321,868	$308,059	$413,918	$644,159
Total stockholders' equity	$174,250	$164,101	$160,003	$151,885	$150,272

(1) Total finance receivables include net investment in direct financing leases, loans and factoring receivables. For purposes of asset quality and allowance calculations the effects of (i) the allowance for credit losses and (ii) initial direct costs and fees deferred, are excluded from total finance receivables.

(2) Excludes initial direct costs and fees deferred.

(3) Calculated as a percentage of minimum lease payments receivable for leases and as a percentage of principal outstanding for loans and factoring receivables.

(4) Salaries, benefits, general and administrative expense divided by net interest and fee income, insurance and other income.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

FORWARD-LOOKING STATEMENTS

Certain statements in this document may include the words or phrases "can be," "expects," "plans," "may," "may affect," "may depend," "believe," "estimate," "intend," "could," "should," "would," "if" and similar words and phrases that constitute "forward-looking statements" within the meaning of Section 27A of the 1933 Act and Section 21E of the 1934 Act. Forward-looking statements are subject to various known and unknown risks and uncertainties and the Company cautions that any forward-looking information provided by or on its behalf is not a guarantee of future performance. Statements regarding the following subjects are forward-looking by their nature: (a) our business strategy; (b) our projected operating results; (c) our ability to obtain external deposits or financing; (d) our understanding of our competition; and (e) industry and market trends. The Company's actual results could differ materially from those anticipated by such forward-looking statements due to a number of factors, some of which are beyond the Company's control, including, without limitation:

- availability, terms and deployment of funding and capital;
- changes in our industry, interest rates, the regulatory environment or the general economy resulting in changes to our business strategy;
- the degree and nature of our competition;
- availability and retention of qualified personnel;
- general volatility of the capital markets; and
- the factors set forth in the section captioned "Risk Factors" in Item 1A of this Form 10-K.

Forward-looking statements apply only as of the date made and the Company is not required to update forward-looking statements for subsequent or unanticipated events or circumstances.

Overview

We are a nationwide provider of equipment financing solutions, primarily to small and mid-sized businesses. We finance over 100 categories of commercial equipment important to the typical small and mid-sized business customer, including copiers, computers and software, security systems, telecommunications equipment and certain commercial and industrial equipment. We access our end user customers through origination sources comprised of our existing network of independent equipment dealers, national account programs and, to a much lesser extent, through direct solicitation of our end user customers and through relationships with select lease brokers.

Our leases are fixed-rate transactions with terms generally ranging from 36 to 60 months. At December 31, 2012, our lease portfolio consisted of approximately 69,000 accounts with an average original term of 48 months and average original transaction size of approximately $12,200.

We were founded in 1997. At December 31, 2012, we have $602.3 million in total assets. Our assets are substantially comprised of our net investment in leases and loans which totaled $503.0 million at December 31, 2012.

Our revenue consists of interest and fees from our leases and loans and, to a lesser extent, income from our property insurance program and other fee income. Our expenses consist of interest expense and operating expenses, which include salaries and benefits and other general and administrative expenses. As a credit lender, our earnings are also impacted by credit losses. For the year ended December 31, 2012, our net credit losses were 1.11% of our average total finance receivables. We establish reserves for credit losses which require us to estimate inherent losses in our portfolio as of the reporting date.

Our leases are classified under generally accepted accounting principles in the United States ("U.S. GAAP") as direct financing leases, and we recognize interest income over the term of the lease. Direct financing leases transfer substantially all of the benefits and risks of ownership to the equipment lessee. Our net investment in direct finance leases is included in our consolidated financial statements in "net investment in leases and loans." Net investment in direct financing leases consists of the sum of total minimum lease payments receivable and the estimated residual value of leased equipment, less unearned lease income. Unearned lease income consists of the excess of the total future minimum lease payments receivable plus the estimated residual value expected to be realized at the end of the lease term plus deferred net initial direct costs and fees less the cost of the related equipment. Approximately 67% of our lease portfolio at December 31, 2012 amortizes over the lease term to a $1 residual value. For the remainder of the portfolio, we must estimate end of term residual values for the leased assets. Failure to correctly estimate residual values could result in losses being realized on the disposition of the equipment at the end of the lease term.

We fund our business primarily through the issuance of fixed-rate FDIC-insured certificates of deposit, raised nationally by MBB and, to a lesser extent, through variable-rate borrowings and the issuance from time to time of subordinated debt and equity securities. Our variable-rate borrowing currently consists of long-term loan facilities.

Historically, leases were funded through variable-rate warehouse facilities until they were refinanced through term note securitizations at fixed rates. All of our term note securitizations have been accounted for as on-balance sheet transactions and, therefore, we have not recognized gains or losses from these transactions.

Since its opening in 2008, MBB has served as a funding source for a portion of the Company's new originations through the issuance of FDIC-insured certificates of deposit. We anticipate that FDIC-insured certificates of deposit issued by MBB will represent our primary source of funds for the foreseeable future. As of December 31, 2012, total MBB deposits were $378.2 million. As of December 31, 2012, none of our total long-term borrowings of $15.5 million were fixed-rate term note securitizations.

Fixed rate leases not funded with deposits are financed with variable-rate debt. Therefore, our earnings may be exposed to interest rate risk should interest rates rise. We generally benefit in times of falling and low interest rates. In contrast to previous warehouse facilities, our current long-term loan facilities do not require annual refinancing, but failure to renew the existing facilities or to obtain additional financing could restrict our growth and future financial performance.

On October 9, 2009, Marlin Business Services Corp.'s wholly-owned subsidiary, Marlin Receivables Corp. ("MRC"), closed on a $75,000,000, three-year committed loan facility with the Lender Finance division of Wells Fargo Capital Finance. The facility is secured by a lien on MRC's assets and is supported by guaranties from Marlin Business Services Corp. and Marlin Leasing Corporation. Advances under the facility are made pursuant to a borrowing base formula, and the proceeds are used to fund lease originations. On June 26, 2012, the facility was amended to extend the maturity date to October 9, 2015.

On February 12, 2010, we completed an $80.7 million TALF-eligible term asset-backed securitization. This transaction was Marlin's tenth term note securitization and the fifth to earn a AAA rating. As with all of the Company's prior term note securitizations, this financing provided the Company with fixed-cost borrowing and was recorded in long-term borrowings in the Consolidated Balance Sheets. On December 17, 2012, the Company elected to exercise its call option and pay off the remaining $3.5 million of its 2010 term note securitization.

On September 24, 2010, the Company's subsidiary, Marlin Leasing Receivables XIII LLC ("MLR XIII"), closed on a $50.0 million three-year committed loan facility with Key Equipment Finance Inc. The facility is secured by a lien on MLR XIII's assets. Advances under the facility are made pursuant to a borrowing base formula, and the proceeds are used to fund lease originations. The maturity date of the facility is September 23, 2013. An event of default such as non-payment of amounts when due under the loan agreement or a breach of covenants may accelerate the maturity date of the facility.

From time to time we use derivative financial instruments to manage exposure to the effects of changes in market interest rates and to fulfill certain covenants in our borrowing arrangements. All derivatives are recorded on the Consolidated Balance Sheets at their fair value as either assets or liabilities. The Company was not a party to any active interest-rate swap agreements at December 31, 2012.

Through the issuance of FDIC-insured certificates of deposit, the Company's wholly owned subsidiary, Marlin Business Bank ("MBB"), serves as the Company's primary funding source. Over time, MBB may offer other products and services to the Company's customer base. As a Utah state-chartered Federal Reserve member bank, MBB is supervised by both the Federal Reserve Bank of San Francisco and the Utah Department of Financial Institutions.

On January 13, 2009, Marlin Business Services Corp. became a bank holding company and is subject to the Bank Holding Company Act and supervised by the Federal Reserve Bank of Philadelphia. On September 15, 2010, the Federal Reserve Bank of Philadelphia confirmed the effectiveness of Marlin Business Services Corp.'s election to become a financial holding company (while remaining a bank holding company) pursuant to Sections 4(k) and (l) of the Bank Holding Company Act and Section 225.82 of the Federal Reserve Board's Regulation Y. Such election permits Marlin Business Services Corp. to engage in activities that are financial in nature or incidental to a financial activity, including the maintenance and expansion of our reinsurance activities conducted through its wholly-owned subsidiary, AssuranceOne.

Stock Repurchase Plan

On November 2, 2007, the Board of Directors approved a stock repurchase plan. Under this program, Marlin is authorized to repurchase up to $15 million of its outstanding shares of common stock. This authority may be exercised from time to time and in such amounts as market conditions warrant. Any shares purchased under this plan are returned to the status of authorized but unissued shares of common stock. The repurchases may be made on the open market, in block trades or otherwise. The program may be suspended or discontinued at any time. The stock repurchases are funded using the Company's working capital.

There were 33,546 shares of common stock repurchased by the Company pursuant to the above plan during the year ended December 31, 2012. As of December 31, 2012, the maximum approximate dollar value of shares that may yet be purchased under the stock repurchase plan is approximately $5.1 million.

In addition to the repurchases described above, pursuant to the 2003 Plan, participants may have shares withheld to cover income taxes. There were 111,769 shares repurchased to cover income tax withholding pursuant to the 2003 Plan during the year ended December 31, 2012, at an average cost of $14.21 per share.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Preparation of these financial statements requires us to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses and affect related disclosure of contingent assets and liabilities at the date of our financial statements. On an ongoing basis, we evaluate our estimates, including credit losses, residuals, initial direct costs and fees, other fees, the fair value of financial instruments and the realization of deferred tax assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties. Our consolidated financial statements are based on the selection and application of critical accounting policies, the most significant of which are described below.

Income recognition. Interest income is recognized under the effective interest method. The effective interest method of income recognition applies a constant rate of interest equal to the internal rate of return on the lease. When a lease or loan is 90 days or more delinquent, the contract is classified as being on non-accrual and we do not recognize interest income on that contract until it is less than 90 days delinquent.

Fee income consists of fees for delinquent lease and loan payments, cash collected on early termination of leases and net residual income. Net residual income includes income from lease renewals and gains and losses on the realization of residual values of leased equipment disposed at the end of a lease's term. Residual income is recognized as earned.

Fee income from delinquent lease payments is recognized on an accrual basis based on anticipated collection rates. At a minimum of every quarter, an analysis of anticipated collection rates is performed based on updates to collection experience. Adjustments in anticipated collection rate assumptions are made as needed based on this analysis. Other fees are recognized when received.

Insurance income is recognized on an accrual basis as earned over the term of a lease. Generally, insurance payments that are 120 days or more past due are charged against income. Ceding commissions, losses and loss adjustment expenses are recorded in the period incurred and netted against insurance income.

Initial direct costs and fees. We defer initial direct costs incurred and fees received to originate our leases and loans in accordance with the Receivables Topic and the Nonrefundable Fees and Other Costs Subtopic of the FASB ASC. The initial direct costs and fees we defer are part of the net investment in leases and loans and are amortized to interest income using the effective interest method. We defer third-party commission costs as well as certain internal costs directly related to the origination activity. Costs subject to deferral include evaluating each prospective customer's financial condition, evaluating and recording guarantees and other security arrangements, negotiating terms, preparing and processing documents and closing each transaction. Estimates of costs subject to deferral are updated periodically, and no less frequently than each year. The fees we defer are documentation fees collected at inception. The realization of the deferred initial direct costs, net of fees deferred, is predicated on the net future cash flows generated by our lease and loan portfolios.

Lease residual values. A direct financing lease is recorded at the aggregate future minimum lease payments plus the estimated residual value less unearned income. Residual values generally reflect the estimated amounts to be received at lease termination from lease extensions, sales or other dispositions of leased equipment. These estimates are based on industry data and on our experience.

The Company records an estimated residual value at lease inception for all fair market value and fixed purchase option leases based on a percentage of the equipment cost of the asset being leased. The percentages used depend on equipment type and term. In setting and reviewing estimated residual values, the Company focuses its analysis primarily on total historical and expected realization statistics pertaining to both lease renewals and sales of equipment.

At the end of an original lease term, lessees may choose to purchase the equipment, renew the lease or return the equipment to the Company. The Company receives income from lease renewals when the lessee elects to retain the equipment longer than the original term of the lease. This income, net of appropriate periodic reductions in the estimated residual values of the related equipment, is included in fee income as net residual income.

When a lessee elects to return equipment at lease termination, the equipment is transferred to other assets at the lower of its basis or fair market value. The Company generally sells returned equipment to independent third parties, rather than leasing the equipment a second time. The Company does not maintain equipment in other assets for longer than 120 days. Any loss recognized on transferring equipment to other assets, and any gain or loss realized on the sale or disposal of equipment to a lessee or to others is included in fee income as net residual income.

Based on the Company's experience, the amount of ultimate realization of the residual value tends to relate more to the customer's election at the end of the lease term to enter into a renewal period, to purchase the leased equipment or to return the leased equipment than it does to the equipment type. Management performs reviews of the estimated residual values and historic realization statistics no less frequently than quarterly and any impairment, if other than temporary, is recognized in the current period.

Allowance for credit losses. In accordance with the Contingencies Topic of the FASB ASC, we maintain an allowance for credit losses at an amount sufficient to absorb losses inherent in our existing lease and loan portfolios as of the reporting dates based on our projection of probable net credit losses.

We generally evaluate our portfolios on a pooled basis, due to their composition of small balance, homogenous accounts with similar general credit risk characteristics, diversified among a large cross-section of variables including industry, geography, equipment type, obligor and vendor. We consider both quantitative and qualitative factors in determining the allowance for credit losses. Quantitative factors considered include a migration analysis stratified by industry classification, historic delinquencies and charge-offs, and a static pool analysis of historic recoveries. A migration analysis is a technique used to estimate the likelihood that an account will progress through the various delinquency stages and ultimately charge off. As part of our quantitative analysis we may also consider specifically identified pools of leases separately from the migration analysis, whenever certain identified pools are not expected to perform consistently with their credit characteristics or the portfolio as a whole. These lease pools may be analyzed for impairment separately from the migration analysis and a specific reserve established.

Qualitative factors that may result in further adjustments to the quantitative analysis include items such as forecasting uncertainties, changes in the composition of our lease and loan portfolios, seasonality, economic or business conditions and emerging trends, business practices or policies at the reporting date that are different from the periods used in the quantitative analysis. Adjustments due to such qualitative factors increased the allowance for credit losses by approximately $0.2 million and $0.1 million at December 31, 2012 and 2011, respectively.

The various factors used in the analysis are reviewed periodically, and no less frequently than quarterly. We then establish an allowance for credit losses for the projected probable net credit losses inherent in the portfolio based on this analysis. A provision is charged against earnings to maintain the allowance for credit losses at the appropriate level. Our policy is to charge-off against the allowance the estimated unrecoverable portion of accounts once they reach 121 days delinquent.

Our projections of probable net credit losses are inherently uncertain, and as a result we cannot predict with certainty the amount of such losses. Changes in economic conditions, the risk characteristics and composition of the portfolios, bankruptcy laws and other factors could impact our actual and projected net credit losses and the related allowance for credit losses. To the extent we add new leases and loans to our portfolios, or to the degree credit quality is worse than expected, we record expense to increase the allowance for credit losses for the estimated net losses inherent in our portfolios. Actual losses may vary from current estimates.

Securitizations. In connection with each of the Company's term note securitization transactions, we established bankruptcy remote special purpose entities ("SPEs") and issued term debt to institutional investors. These SPEs were each considered variable interest entities ("VIEs") under U.S. GAAP. We were required to consolidate VIEs in which we were deemed to be the primary beneficiary through having (1) power over the significant activities of the entity and (2) an obligation to absorb losses or the right to receive benefits from the VIE which were potentially significant to the VIE. During the term of each securitization, we serviced the assets of our VIEs and continued to retain equity and/or residual interests. Accordingly, assets and related debt of these VIEs were included in the accompanying Consolidated Balance Sheets. Our leases and restricted interest-earning deposits with banks were assigned as collateral for these borrowings and there was no further recourse to our general credit. Collateral in excess of these borrowings represented our maximum loss exposure.

Stock-based compensation. We issue both restricted shares and stock options to certain employees and directors as part of our overall compensation strategy. The Compensation—Stock Compensation Topic of the FASB ASC establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees, except for equity instruments held by employee share ownership plans.

The Company measures stock-based compensation cost at grant date, based on the fair value of the awards ultimately expected to vest. Stock-based compensation expense is recognized on a straight-line basis over the service period. We generally use the Black-Scholes valuation model to measure the fair value of our stock options utilizing various assumptions with respect to expected holding period, risk-free interest rates, stock price volatility and dividend yield. The assumptions are based on subjective future expectations combined with management judgment.

The fair value calculations for the one-time stock option exchange program the Company effected through an October 28, 2009 amendment to the 2003 Plan were based on a binomial valuation model which considered many variables, such as the volatility of our stock and the expected term of an option, including consideration of the ratio of stock price to the exercise price at which exercise is expected to occur. The binomial valuation model was used for both the surrendered stock options and the new replacement options under the stock option exchange program.

As required by U.S. GAAP, the Company uses its judgment in estimating the amount of awards that are expected to be forfeited, with subsequent revisions to the assumptions if actual forfeitures differ from those estimates. The vesting of certain restricted shares may be accelerated to a minimum of three years based on achievement of various individual performance measures. Acceleration of expense for awards based on individual performance factors occurs when the achievement of the performance criteria is determined.

Nonforfeitable dividends paid on shares of restricted stock are recorded to retained earnings for shares that are expected to vest and to compensation expense for shares that are not expected to vest.

Income taxes. The Income Taxes Topic of the FASB ASC requires the use of the asset and liability method under which deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of the enacted tax laws. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any necessary valuation allowance recorded against net deferred tax assets. The process involves summarizing temporary differences resulting from the different treatment of items such as leases for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the Consolidated Balance Sheets. Our management then assesses the likelihood that deferred tax assets will be recovered from future taxable income or tax carry-back availability and, to the extent our management believes recovery is not likely, a valuation allowance is established. To the extent that we establish a valuation allowance in a period, an expense is recorded within the tax provision in the Consolidated Statements of Operations.

At December 31, 2012, there have been no material changes to the liability for uncertain tax positions and there are no significant unrecognized tax benefits. The periods subject to general examination for the Company's federal return include the 2006 tax year to the present. The Company files state income tax returns in various states which may have different statutes of limitations. Generally, state income tax returns for years 2006 through the present are subject to examination. The Company has amended its previously filed income tax returns for the years 2006 through 2009, resulting in the recognition of a net tax receivable of approximately $15.4 million as described in Note 12 to the Consolidated Financial Statements in Item 8 herein and originally discussed in Note 13 to the Company's Form 10-K for the year ended December 31, 2010. These amendments are subject to review by the various jurisdictions. The federal amended returns are currently in the review process.

The Company records penalties and accrued interest related to taxes, including penalties and interest related to uncertain tax positions, in income tax expense. Such adjustments have historically been minimal and immaterial to our financial results.

RESULTS OF OPERATIONS

Comparison of the Years Ended December 31, 2012 and 2011

Net income. Net income of $11.7 million was reported for the year ended December 31, 2012, resulting in diluted earnings per share of $0.91, compared to net income of $6.2 million and diluted earnings per share of $0.48 for the year ended December 31, 2011.

Return on average assets was 2.18% for the year ended December 31, 2012, compared to a return of 1.31% for the year ended December 31, 2011. Return on average equity was 6.96% for the year ended December 31, 2012, compared to a return of 3.81% for the year ended December 31, 2011.

Overall, our average net investment in total finance receivables for the year ended December 31, 2012 increased 20.8% to $432.8 million, compared to $358.3 million for the year ended December 31, 2011. This change was primarily due to growth in origination volume resulting from higher application approval rates, the continued seasoning and development of our sales account executives and an increase in the number of sales account executives. The end-of-period net investment in total finance receivables at December 31, 2012 was $503.0 million, an increase of 29.7% from $387.8 million at December 31, 2011.

During the year ended December 31, 2012, we generated 24,557 new leases with a cost of $322.2 million, compared to 18,102 new leases with a cost of $229.0 million generated for the year ended December 31, 2011. Sales staffing levels increased from 93 sales account executives at December 31, 2011 to 114 sales account executives at December 31, 2012. Approval rates also rose from 61% for the year ended December 31, 2011 to 66% for the year ended December 31, 2012 due to the improved credit quality of the applications received and adjustments made to credit policy in light of the improved performance of recent years' lease originations.

For the year ended December 31, 2012 compared to the year ended December 31, 2011, net interest and fee income increased $13.0 million, or 28.8%, primarily due to a 20.8% increase in average total finance receivables, combined with a lower cost of funds on liabilities. The provision for credit losses increased $1.8 million, or 43.9%, to $5.9 million for the year ended December 31, 2012 from $4.1 million for the year ended December 31, 2011, primarily due to portfolio growth and the ongoing seasoning of the portfolio, partially offset by lower charge-offs. Other expenses increased $3.0 million, or 8.3%, for the year ended December 31, 2012, compared to the year ended December 31, 2011, primarily due to increased lease origination volume, increased sales compensation expense and additional compensation related to the achievement of certain performance criteria.

Average balances and net interest margin. The following table summarizes the Company's average balances, interest income, interest expense and average yields and rates on major categories of interest-earning assets and interest-bearing liabilities for the years ended December 31, 2012 and 2011.

	Year Ended December 31,					
	2012			2011		
	(Dollars in thousands)					
	Average Balance[1]	Interest	Average Yields/ Rates	Average Balance[1]	Interest	Average Yields/ Rates
Interest-earning assets:						
Interest-earning deposits with banks	$ 55,203	$ 52	0.10%	$ 44,818	$ 37	0.08%
Restricted interest-earning deposits with banks	17,264	2	0.01	35,188	20	0.06
Securities available for sale	3,366	92	2.73	1,708	54	3.15
Net investment in leases[2]	432,351	52,805	12.21	357,592	44,112	12.34
Loans receivable[2]	479	24	4.94	734	46	6.26
Total interest-earning assets	508,663	52,975	10.41	440,040	44,269	10.06
Non-interest-earning assets:						
Cash and due from banks	2,535			1,792		
Property and equipment, net	2,112			2,142		
Property tax receivables	591			744		
Other assets[3]	23,234			26,729		
Total non-interest-earning assets	28,472			31,407		
Total assets	$537,135			$471,447		
Interest-bearing liabilities:						
Deposits	$288,138	$ 3,468	1.20%	$130,000	$ 2,604	2.00%
Long-term borrowings[4]	51,132	3,414	6.68	141,653	8,812	6.22
Total interest-bearing liabilities	339,270	6,882	2.03	271,653	11,416	4.20
Non-interest-bearing liabilities:						
Sales and property taxes payable	4,029			3,679		
Accounts payable and accrued expenses	6,071			8,431		
Net deferred income tax liability	19,667			25,802		
Total non-interest-bearing liabilities	29,767			37,912		
Total liabilities	369,037			309,565		
Stockholders' equity	168,098			161,882		
Total liabilities and stockholders' equity	$537,135			$471,447		
Net interest income		$46,093			$32,853	
Interest rate spread[5]			8.38%			5.86%
Net interest margin[6]			9.06%			7.47%
Ratio of average interest-earning assets to average interest-bearing liabilities			149.93%			161.99%

(1) Average balances from January 1, 2012 forward were calculated using average daily balances. Average balances before January 1, 2012 were generally calculated using beginning and ending balances for each month to approximate average daily balances. The average balance of total finance receivables for the year ended December 31, 2012 was decreased by approximately $6.3 million, from $439.1 million to $432.8 million, as a result of this calculation change.

(2) Average balances of leases and loans include non-accrual leases and loans, and are presented net of unearned income. The average balances of leases and loans do not include the effects of (i) the allowance for credit losses and (ii) initial direct costs and fees deferred.

(3) Includes operating leases.

(4) Includes effect of transaction costs.

(5) Interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.

(6) Net interest margin represents net interest income as a percentage of average interest-earning assets.

The following table presents the components of the changes in net interest income by volume and rate.

	Year Ended December 31, 2012 Compared To Year Ended December 31, 2011		
	Increase (Decrease) Due To:		
	Volume[1]	Rate[1]	Total
	(Dollars in thousands)		
Interest income:			
Interest-earning deposits with banks	$ 9	$ 6	$ 15
Restricted interest-earning deposits with banks	(7)	(11)	(18)
Securities available for sale	46	(8)	38
Net investment in leases	9,135	(442)	8,693
Loans receivable	(14)	(8)	(22)
Total interest income	7,102	1,604	8,706
Interest expense:			
Deposits	2,216	(1,352)	864
Long-term borrowings	(6,002)	604	(5,398)
Total interest expense	2,364	(6,898)	(4,534)
Net interest income	5,585	7,655	13,240

(1) Changes due to volume and rate are calculated independently for each line item presented rather than presenting vertical subtotals for the individual volume and rate columns. Changes attributable to changes in volume represent changes in average balances multiplied by the prior period's average rates. Changes attributable to changes in rate represent changes in average rates multiplied by the prior year's average balances. Changes attributable to the combined impact of volume and rate have been allocated proportionately to the change due to volume and the change due to rate.

Net interest and fee margin. The following table summarizes the Company's net interest and fee income as a percentage of average total finance receivables for the years ended December 31, 2012 and 2011.

	Year Ended December 31,	
	2012	2011
	(Dollars in thousands)	
Interest income	$ 52,975	$ 44,269
Fee income	11,976	12,254
Interest and fee income	64,951	56,523
Interest expense	6,882	11,416
Net interest and fee income	$ 58,069	$ 45,107
Average total finance receivables[1]	$432,829	$358,326
Percent of average total finance receivables:		
Interest income	12.24%	12.36%
Fee income	2.77	3.42
Interest and fee income	15.01	15.78
Interest expense	1.59	3.19
Net interest and fee margin	13.42%	12.59%

(1) Total finance receivables include net investment in direct financing leases and loans. For the calculations above, the effects of (i) the allowance for credit losses and (ii) initial direct costs and fees deferred are excluded.

Net interest and fee income increased $13.0 million, or 28.8%, to $58.1 million for the year ended December 31, 2012 from $45.1 million for the year ended December 31, 2011. The net interest and fee margin increased 83 basis points to 13.42% in the year ended December 31, 2012 from 12.59% for the year ended December 31, 2011.

Interest income, net of amortized initial direct costs and fees, increased $8.7 million, or 19.6%, to $53.0 million for the year ended December 31, 2012 from $44.3 million for the year ended December 31, 2011. The increase in interest income was principally due to a 20.8% increase in average total finance receivables, which increased $74.5 million to $432.8 million at December 31, 2012 from $358.3 million at December 31, 2011, partially offset by a decrease in average yield of 12 basis points. The increase in average total finance receivables was primarily due to growth in origination volume resulting from higher application approval rates, the continued seasoning and development of our sales account executives and an increase in the number of sales account executives. The average yield on the portfolio decreased, due to lower yields on the new leases compared to the yields on the leases repaying, primarily due to a change in mix of new origination types toward larger program opportunities. The weighted average implicit interest rate on new finance receivables originated remained stable at 12.85% for the year ended December 31, 2012, compared to 12.84% for the year ended December 31, 2011.

Fee income decreased $0.3 million, or 2.4%, to $12.0 million for the year ended December 31, 2012 from $12.3 million for the year ended December 31, 2011. Fee income included approximately $3.6 million of net residual income for the year ended December 31, 2012 and $4.7 million for the year ended December 31, 2011. The decrease in net residual income was primarily due to lower renewal income since fewer leases reached the end of their original contractual terms during 2012, as a result of the lower originations during the 2008 to 2010 timeframe.

Fee income also included approximately $7.3 million in late fee income for the year ended December 31, 2012, which increased 9.0%, compared to $6.7 million for the year ended December 31, 2011. The increase in late fee income was primarily due to the increase in average total finance receivables.

Fee income, as a percentage of average total finance receivables, decreased 65 basis points to 2.77% for the year ended December 31, 2012 from 3.42% for the year ended December 31, 2011. Late fees remained the largest component of fee income at 1.69% as a percentage of average total finance receivables for the year ended December 31, 2012, compared to 1.87% for the year ended December 31, 2011. As a percentage of average total finance receivables, net residual income was 0.82% for the year ended December 31, 2012, compared to 1.30% for the year ended December 31, 2011.

Interest expense decreased $4.5 million to $6.9 million for the year ended December 31, 2012 from $11.4 million for the year ended December 31, 2011. The decrease was primarily due to a shift in our funding mix toward lower-cost deposits. Interest expense, as a percentage of average total finance receivables, decreased 160 basis points to 1.59% for the year ended December 31, 2012, from 3.19% for the year ended December 31, 2011.

The weighted average interest rate, excluding transaction costs, on borrowings was 4.70% for the year ended December 31, 2012, compared to 5.33% for the year ended December 31, 2011, primarily due to a shift in mix to variable-rate debt as the term securitization borrowings were repaid, combined with lower interest rates. The average balance for our variable-rate debt was $34.9 million for the year ended December 31, 2012, compared to $60.4 million for the year ended December 31, 2011. The weighted average interest rate, excluding transaction costs, for our variable-rate debt was 4.63% for the year ended December 31, 2012, compared to 5.26% for the year ended December 31, 2011. For the year ended December 31, 2012, average term securitization borrowings outstanding were $16.2 million at a weighted average coupon of 4.84%, compared to $81.2 million at a weighted average coupon of 5.39% for the year ended December 31, 2011. (See **Liquidity and Capital Resources** in this Item 7).

Our wholly-owned subsidiary, MBB, serves as our primary funding source. MBB raises fixed-rate FDIC-insured deposits via the brokered certificates of deposit market and from other financial institutions on a direct basis. At December 31, 2012, brokered certificates of deposit represented approximately 67.4% of total deposits, while approximately 32.6% of total deposits were obtained from direct channels. Interest expense on deposits was $3.5 million, or 1.20% as a percentage of average deposits, for the year ended December 31, 2012. Interest expense on deposits was $2.6 million, or 2.00% as a percentage of average deposits, for the year ended December 31, 2011. The average balance of deposits was $288.1 million for the year ended December 31, 2012. The average balance of deposits was $130.0 million for the year ended December 31, 2011.

Insurance income. Insurance income increased $0.3 million to $4.1 million for the year ended December 31, 2012 from $3.8 million for the year ended December 31, 2011, primarily due to higher billings from higher total finance receivables.

Other income. Other income remained constant at $1.9 million for the year ended December 31, 2012, compared to the year ended December 31, 2011. Other income primarily includes various administrative transaction fees and fees received from lease syndications.

Salaries and benefits expense. Salaries and benefits expense increased $2.4 million, or 10.7%, to $24.9 million for the year ended December 31, 2012 from $22.5 million for the year ended December 31, 2011. The increase was primarily due to increased sales compensation and additional compensation related to the achievement of certain performance criteria. Salaries and benefits expense, as a percentage of average total finance receivables, was 5.74% for the year ended December 31, 2012 compared with 6.29% for the year ended December 31, 2011. Total personnel increased to 265 at December 31, 2012 from 242 at December 31, 2011, primarily due to increased sales staffing levels, which included 114 sales account executives at December 31, 2012, compared to 93 sales account executives at December 31, 2011.

General and administrative expense. General and administrative expense increased $0.5 million, or 3.8%, to $13.5 million for the year ended December 31, 2012 from $13.0 million for the year ended December 31, 2011. General and administrative expense as a percentage of average total finance receivables was 3.13% for the year ended December 31, 2012, compared to 3.64% for the year ended December 31, 2011.

Selected major components of general and administrative expense for the year ended December 31, 2012 included $2.7 million of premises and occupancy expense, $1.3 million of audit and tax compliance expense, $1.2 million of data processing expense, $0.6 million of marketing expense and $0.3 million of FDIC insurance fees. In comparison, selected major components of general and administrative expense for the year ended December 31, 2011 included $2.8 million of premises and occupancy expense, $1.7 million of audit and tax compliance expense, $1.0 million of data processing expense, $0.5 million of marketing expense and $0.1 million of FDIC insurance fees.

Financing related costs. Financing related costs primarily represent bank commitment fees paid to our financing sources on the unused portion of loan facilities. Financing related costs were $0.9 million for the year ended December 31, 2012, compared to $0.7 million for the year ended December 31, 2011. The increase is primarily due to higher average commitment levels outstanding during the current period.

Provision for credit losses. The provision for credit losses increased $1.8 million, or 43.9%, to $5.9 million for the year ended December 31, 2012 from $4.1 million for the year ended December 31, 2011, primarily due to the impact of portfolio growth and the ongoing seasoning of the portfolio, partially offset by lower charge-offs. Net charge-offs were $4.8 million for the year ended December 31, 2012, compared to $6.5 million for the year ended December 31, 2011. The reduction in net charge-offs was primarily due to improved delinquency migrations. Net charge-offs as a percentage of average total finance receivables decreased to 1.11% during the year ended December 31, 2012, from 1.81% for the year ended December 31, 2011. The allowance for credit losses increased to approximately $6.5 million at December 31, 2012, an increase of $1.1 million from $5.4 million at December 31, 2011.

Additional information regarding asset quality is included herein in the subsequent section, "Finance Receivables and Asset Quality."

Provision for income taxes. Income tax expense of $7.2 million was recorded for the year ended December 31, 2012, compared to $4.1 million for the year ended December 31, 2011. The change is primarily attributable to the change in pretax income. Our effective tax rate, which is a combination of federal and state income tax rates, was approximately 38.0% for the year ended December 31, 2012, compared to 40.2% for the year ended December 31, 2011. The change in effective tax rate is primarily due to a change in the mix of pretax book income across jurisdictions and entities.

Comparison of the Years Ended December 31, 2011 and 2010

Net income. Net income of $6.2 million was reported for the year ended December 31, 2011, resulting in diluted earnings per share of $0.48, compared to net income of $5.7 million and diluted earnings per share of $0.44 for the year ended December 31, 2010.

Return on average assets was 1.31% for the year ended December 31, 2011, compared to a return of 1.13% for the year ended December 31, 2010. Return on average equity was 3.81% for the year ended December 31, 2011, compared to a return of 3.72% for the year ended December 31, 2010.

Overall, our average net investment in total finance receivables for the year ended December 31, 2011 decreased 7.9% to $358.3 million compared to $389.0 million for the year ended December 31, 2010, due to repayments exceeding originations during 2008 to 2010. During 2008 to 2010, the Company decreased staffing and implemented more restrictive credit policies in order to navigate through the challenging economic environment. However, over the past 18 months preceding December 31, 2011, we had increased staffing levels with respect to sales account executives and adjusted our credit underwriting guidelines in response to economic conditions, in order to increase originations. The end-of-period net investment in total finance receivables at December 31, 2011 was $387.8 million, an increase of 10.3% from $351.6 million at December 31, 2010.

During the year ended December 31, 2011, we generated 18,102 new leases with a cost of $229.0 million compared to 12,407 new leases with a cost of $134.0 million generated for the year ended December 31, 2010. Much of the change in volume is the result of the continued seasoning and development of the sales account executives, many of whom were hired in 2010, and the refinement of our go-to-market strategies which has bolstered the productivity of our sales account executives. Approval rates also rose from 50% for the year ended December 31, 2010 to 61% for the year ended December 31, 2011 due to the improved credit quality of the applications received and adjustments made to credit policy in light of the continued strong performance of recent years' lease originations.

The provision for credit losses decreased $5.3 million, or 56.4%, to $4.1 million for the year ended December 31, 2011 from $9.4 million for the year ended December 31, 2010, primarily due to lower charge-offs, improved delinquencies and a reduced portfolio size. For the year ended December 31, 2011 compared to the year ended December 31, 2010, net interest and fee income decreased $0.6 million, or 1.3%, primarily due to the 7.9% decrease in average total finance receivables, partially offset by a lower cost of funds on liabilities. Other expenses increased $2.9 million, or 8.7%, for the year ended December 31, 2011 compared to the year ended December 31, 2010, primarily due to increased salaries and benefits expense related to increased sales staffing levels.

Average balances and net interest margin. The following table summarizes the Company's average balances, interest income, interest expense and average yields and rates on major categories of interest-earning assets and interest-bearing liabilities for the years ended December 31, 2011 and 2010.

	Year Ended December 31,					
	2011			2010		
	(Dollars in thousands)					
	Average Balance[1]	Interest	Average Yields/ Rates	Average Balance[1]	Interest	Average Yields/ Rates
Interest-earning assets:						
Interest-earning deposits with banks	$ 44,818	$ 37	0.08%	$ 38,882	$ 45	0.12%
Restricted interest-earning deposits with banks	35,188	20	0.06	59,308	67	0.11
Securities available for sale	1,708	54	3.15	1,087	39	3.58
Net investment in leases[2]	357,592	44,112	12.34	386,625	46,872	12.12
Loans receivable[2]	734	46	6.26	2,376	273	11.51
Total interest-earning assets	440,040	44,269	10.06	488,278	47,296	9.68
Non-interest-earning assets:						
Cash and due from banks	1,792			1,605		
Property and equipment, net	2,142			2,183		
Property tax receivables	744			1,554		
Other assets[3]	26,729			6,379		
Total non-interest-earning assets	31,407			11,721		
Total assets	$471,447			$499,999		
Interest-bearing liabilities:						
Deposits	$130,000	$ 2,604	2.00%	$ 92,956	$ 2,573	2.77%
Short-term borrowings[4]	—	—	—	7,213	345	4.79
Long-term borrowings[4]	141,653	8,812	6.22	221,792	12,695	5.72
Total interest-bearing liabilities	271,653	11,416	4.20	321,961	15,613	4.85
Non-interest-bearing liabilities:						
Fair value of derivatives	—			592		
Sales and property taxes payable	3,679			4,989		
Accounts payable and accrued expenses	8,431			5,748		
Net deferred income tax liability	25,802			14,255		
Total non-interest-bearing liabilities	37,912			25,584		
Total liabilities	309,565			347,545		
Stockholders' equity	161,882			152,454		
Total liabilities and stockholders' equity	$471,447			$499,999		
Net interest income		$32,853			$31,683	
Interest rate spread[5]			5.86%			4.83%
Net interest margin[6]			7.47%			6.49%
Ratio of average interest-earning assets to average interest-bearing liabilities			161.99%			151.66%

(1) Average balances are calculated using month-end balances, to the extent such averages are representative of operations.

(2) Average balances of leases and loans include non-accrual leases and loans, and are presented net of unearned income.

(3) Includes operating leases.

(4) Includes effect of transaction costs.

(5) Interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.

(6) Net interest margin represents net interest income as a percentage of average interest-earning assets.

The following table presents the components of the changes in net interest income by volume and rate.

	Year Ended December 31, 2011 Compared To Year Ended December 31, 2010		
	Increase (Decrease) Due To:		
	Volume[1]	Rate[1]	Total
	(Dollars in thousands)		
Interest income:			
Interest-earning deposits with banks	$ 6	$ (14)	$ (8)
Restricted interest-earning deposits with banks	(21)	(26)	(47)
Securities available for sale	20	(5)	15
Net investment in leases	(3,570)	810	(2,760)
Loans receivable	(137)	(90)	(227)
Total interest income	(4,802)	1,775	(3,027)
Interest expense:			
Deposits	858	(827)	31
Short-term borrowings	(173)	(172)	(345)
Long-term borrowings	(4,908)	1,025	(3,883)
Total interest expense	(2,264)	(1,933)	(4,197)
Net interest income	(3,317)	4,487	1,170

(1) Changes due to volume and rate are calculated independently for each line item presented rather than presenting vertical subtotals for the individual volume and rate columns. Changes attributable to changes in volume represent changes in average balances multiplied by the prior period's average rates. Changes attributable to changes in rate represent changes in average rates multiplied by the prior year's average balances. Changes attributable to the combined impact of volume and rate have been allocated proportionately to the change due to volume and the change due to rate.

Net interest and fee margin. The following table summarizes the Company's net interest and fee income as a percentage of average total finance receivables for the years ended December 31, 2011 and 2010.

	Year Ended December 31,	
	2011	2010
	(Dollars in thousands)	
Interest income	$ 44,269	$ 47,296
Fee income	12,254	14,041
Interest and fee income	56,523	61,337
Interest expense	11,416	15,613
Net interest and fee income	$ 45,107	$ 45,724
Average total finance receivables[1]	$358,326	$389,001
Percent of average total finance receivables:		
Interest income	12.36%	12.15%
Fee income	3.42	3.61
Interest and fee income	15.78	15.76
Interest expense	3.19	4.01
Net interest and fee margin	12.59%	11.75%

(1) Total finance receivables include net investment in direct financing leases and loans. For the calculations above, the effects of (i) the allowance for credit losses and (ii) initial direct costs and fees deferred are excluded.

Net interest and fee income decreased $0.6 million, or 1.3%, to $45.1 million for the year ended December 31, 2011 from $45.7 million for the year ended December 31, 2010. The net interest and fee margin increased 84 basis points to 12.59% in the year ended December 31, 2011 from 11.75% for the year ended December 31, 2010.

Interest income, net of amortized initial direct costs and fees, decreased $3.0 million, or 6.3%, to $44.3 million for the year ended December 31, 2011 from $47.3 million for the year ended December 31, 2010. The decrease in interest income was due principally to a 7.9% decrease in average total finance receivables, which decreased $30.7 million to $358.3 million at December 31, 2011 from $389.0 million at December 31, 2010, partially offset by an increase in average yield of 21 basis points. The decrease in average total finance receivables is primarily due to our proactive decision in 2008 and 2009 to lower approval rates and volume in response to the economic conditions. The average yield on the portfolio increased, primarily due to continued higher yields on the new lease originations compared to the yields on the leases repaying. However, the weighted average implicit interest rate on new finance receivables originated decreased 163 basis points to 12.84% for the year ended December 31, 2011 compared to 14.47% for the year ended December 31, 2010, primarily due to a change in mix of new origination types toward larger program opportunities.

Fee income decreased $1.7 million, or 12.1%, to $12.3 million for the year ended December 31, 2011 from $14.0 million for the year ended December 31, 2010. Fee income included approximately $4.7 million of net residual income for the year ended December 31, 2011 and $5.1 million for the year ended December 31, 2010. Fee income also included approximately $6.7 million in late fee income for the year ended December 31, 2011, which decreased 15.2% compared to $7.9 million for the year ended December 31, 2010. The decrease in late fee income was primarily due to the decrease in average total finance receivables, combined with an increase in timely payments by customers.

Fee income, as a percentage of average total finance receivables, decreased 19 basis points to 3.42% for the year ended December 31, 2011 from 3.61% for the year ended December 31, 2010. Late fees remained the largest component of fee income at 1.87% as a percentage of average total finance receivables for the year ended December 31, 2011 compared to 2.02% for the year ended December 31, 2010. As a percentage of average total finance receivables, net residual income was 1.30% for the year ended December 31, 2011 compared to 1.31% for the year ended December 31, 2010.

Interest expense decreased $4.2 million to $11.4 million for the year ended December 31, 2011 from $15.6 million for the year ended December 31, 2010. The decrease was primarily due to a shift in our funding mix toward lower-cost deposits in combination with lower average finance receivables outstanding. Interest expense, as a percentage of average total finance receivables, decreased 82 basis points to 3.19% for the year ended December 31, 2011, from 4.01% for the year ended December 31, 2010.

The weighted average interest rate, excluding transaction costs, on borrowings was 5.33% for the year ended December 31, 2011 compared to 5.09% for the year ended December 31, 2010. The higher interest rate primarily reflects the interest rates associated with the remaining term securitization borrowings. The average balance for our variable-rate debt was $60.4 million for the year ended December 31, 2011 compared to $32.8 million for the year ended December 31, 2010. The weighted average interest rate, excluding transaction costs, for our variable-rate debt was 5.26% for the year ended December 31, 2011, compared to 5.01% for the year ended December 31, 2010. For the year ended December 31, 2011, average term securitization borrowings outstanding were $81.2 million at a weighted average coupon of 5.39% compared to $196.2 million at a weighted average coupon of 5.09% for the year ended December 31, 2010. (See **Liquidity and Capital Resources** in this Item 7).

Our wholly-owned subsidiary, MBB, provides an additional funding source. FDIC-insured deposits are being raised via the brokered certificates of deposit market and from other financial institutions on a direct basis. Interest expense on deposits was $2.6 million, or 2.00% as a percentage of weighted average deposits, for the year ended December 31, 2011. Interest expense on deposits was $2.6 million, or 2.77% as a percentage of weighted average deposits, for the year ended December 31, 2010. The average balance of deposits was $130.0 million for the year ended December 31, 2011. The average balance of deposits was $93.0 million for the year ended December 31, 2010.

Insurance income. Insurance income decreased $0.3 million to $3.8 million for the year ended December 31, 2011 from $4.1 million for the year ended December 31, 2010, primarily due to higher claims in combination with lower billings from lower total finance receivables.

Other income. Other income primarily includes various administrative transaction fees and fees received from lease syndications. Other income increased $0.6 million to $1.9 million for the year ended December 31, 2011 from $1.3 million for the year ended December 31, 2010, primarily due to reductions in the allowance for uncollected property tax reimbursements due to favorable collections and other adjustments to accrued liabilities.

Salaries and benefits expense. Salaries and benefits expense increased $2.5 million, or 12.5%, to $22.5 million for the year ended December 31, 2011 from $20.0 million for the year ended December 31, 2010. Salaries and benefits expense, as a percentage of average total finance receivables, was 6.29% for the year ended December 31, 2011 compared with 5.13% for the year ended December 31, 2010. Total personnel increased to 242 at December 31, 2011 from 234 at December 31, 2010, primarily due to increased sales staffing levels, which were 93 sales account executives at December 31, 2011, compared to 87 sales account executives at December 31, 2010.

General and administrative expense. General and administrative expense increased $0.2 million, or 1.6%, to $13.0 million for the year ended December 31, 2011 from $12.8 million for the year ended December 31, 2010. General and administrative expense as a percentage of average total finance receivables was 3.64% for the year ended December 31, 2011, compared to 3.28% for the year ended December 31, 2010.

Selected major components of general and administrative expense for the year ended December 31, 2011 included $2.8 million of premises and occupancy expense, $1.7 million of audit and tax compliance expense, $1.0 million of data processing expense, $0.5 million of marketing expense and $0.2 million of legal fees. In comparison, selected major components of general and administrative expense for the year ended December 31, 2010 included $2.8 million of premises and occupancy expense, $1.2 million of audit and tax compliance expense, $1.0 million of data processing expense, $0.9 million of legal fees and $0.3 million of marketing expense.

Financing related costs. Financing related costs primarily represent bank commitment fees paid to our financing sources. Financing related costs were $0.7 million for the year ended December 31, 2011, unchanged from $0.7 million for the year ended December 31, 2010.

Provision for credit losses. The provision for credit losses decreased $5.3 million, or 56.4%, to $4.1 million for the year ended December 31, 2011 from $9.4 million for the year ended December 31, 2010. The decrease in the provision for credit losses was primarily the result of a lower allowance for credit losses due to lower charge-offs and improved delinquencies. Net charge-offs were $6.5 million for the year ended December 31, 2011, compared to $13.9 million for the year ended December 31, 2010. Net charge-offs as a percentage of average total finance receivables decreased to 1.81% during the year ended December 31, 2011, from 3.58% for the year ended December 31, 2010. The allowance for credit losses decreased to approximately $5.4 million at December 31, 2011, a decrease of $2.3 million from $7.7 million at December 31, 2010.

Additional information regarding asset quality is included herein in the subsequent section, "Finance Receivables and Asset Quality."

Provision for income taxes. Income tax expense of $4.1 million was recorded for the year ended December 31, 2011, compared to an expense of $2.5 million for the year ended December 31, 2010. The change is primarily attributable to the change in pretax income recorded for the year ended December 31, 2011. In addition, for the year ended December 31, 2010, the Company recognized a current tax benefit of approximately $0.5 million to reflect interest receivable on amended returns the Company filed in 2011, as described in Note 12 to the Consolidated Financial Statements in Item 8 herein and originally discussed in Note 13 to the Company's Form 10-K for the year ended December 31, 2010.

Our effective tax rate, which is a combination of federal and state income tax rates, was approximately 40.2% for the year ended December 31, 2011, compared to 30.6% for the year ended December 31, 2010. The change in effective tax rate is primarily due to a change in the mix of pretax book income across jurisdictions and entities combined with the effect of the 2010 benefit recorded for interest receivable on amended returns the Company filed in 2011.

Operating Data

We manage expenditures using a comprehensive budgetary review process. Expenses are monitored by departmental heads and are reviewed by senior management monthly. The efficiency ratio (relating expenses with revenues) and the ratio of salaries and benefits and general and administrative expense as a percentage of the average total finance receivables shown below are metrics used by management to monitor productivity and spending levels. Please refer to **Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations** for additional information regarding factors influencing these metrics.

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Average total finance receivables	$432,829	$358,326	$389,001
Salaries and benefits expense	24,862	22,539	19,966
General and administrative expense	13,547	13,044	12,762
Efficiency ratio[1]	59.98%	70.03%	64.02%
Percent of average total finance receivables:			
Salaries and benefits	5.74%	6.29%	5.13%
General and administrative	3.13%	3.64%	3.28%

(1) Represents expenses (salaries and benefits expense and general and administrative expense) divided by the sum of net interest and fee income, insurance income and other income. It excludes the impact of loss on derivatives.

We generally reach our lessees through a network of independent equipment dealers and, to a much lesser extent, lease brokers. The number of dealers and brokers with whom we conduct business depends on, among other things, the number of sales account executives we have. Sales account executive staffing levels and the activity of our origination sources are shown below.

	As of or For the Year Ended December 31,				
	2012	2011	2010	2009	2008
Number of sales account executives	114	93	87	38	86
Number of originating sources[1]	1,117	827	604	465	1,014

(1) Monthly average of origination sources generating lease volume

Personnel costs represent our most significant overhead expense and we actively manage our staffing levels to the requirements of our lease portfolio. As a financial services company, we navigated through the challenging economic environment in 2008 and 2009 by tightening credit standards, reducing our workforce and closing three satellite offices. However, as the economic environment began to stabilize in 2010 and 2011, we took actions to add sales account executives to our team, which resulted in growth from 38 sales account executives at December 31, 2009 to 114 at December 31, 2012.

Finance Receivables and Asset Quality

Our net investment in leases and loans increased $115.2 million, or 29.7%, to $503.0 million at December 31, 2012, from $387.8 million at December 31, 2011. We continue to adjust our credit underwriting guidelines in response to current economic conditions, and we continue to develop our sales organization to increase originations. A portion of the Company's lease portfolio is generally assigned as collateral for borrowings as described below in **Liquidity and Capital Resources** in this Item 7.

The chart which follows provides our asset quality statistics for each of the five years ended December 31, 2012:

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands)				
Allowance for credit losses, beginning of period	$ 5,353	$ 7,718	$ 12,193	$ 15,283	$ 10,988
Charge-offs	(6,358)	(8,624)	(17,095)	(33,575)	(30,231)
Recoveries	1,573	2,125	3,182	3,296	3,032
Net charge-offs	(4,785)	(6,499)	(13,913)	(30,279)	(27,199)
Provision for credit losses	5,920	4,134	9,438	27,189	31,494
Allowance for credit losses, end of period[1]	$ 6,488	$ 5,353	$ 7,718	$ 12,193	$ 15,283
Net charge-offs to average total finance receivables[2]	1.11%	1.81%	3.58%	5.42%	3.80%
Allowance for credit losses to total finance receivables, end of period[2]	1.30%	1.39%	2.19%	2.71%	2.30%
Average total finance receivables[2]	$432,829	$358,326	$389,001	$558,311	$715,649
Total finance receivables, end of period[2]	$500,203	$385,984	$352,527	$450,595	$664,902
Delinquencies greater than 60 days past due	$ 2,444	$ 1,663	$ 3,504	$ 8,334	$ 12,203
Delinquencies greater than 60 days past due[3]	0.42%	0.38%	0.90%	1.67%	1.59%
Allowance for credit losses to delinquent accounts greater than 60 days past due[3]	265.47%	321.89%	220.26%	146.30%	125.24%
Non-accrual leases and loans, end of period	$ 1,395	$ 829	$ 1,996	$ 4,557	$ 6,380
Renegotiated leases and loans, end of period	$ 862	$ 1,052	$ 2,221	$ 4,521	$ 8,256
Accruing leases and loans past due 90 days or more	$ —	$ —	$ —	$ —	$ —
Interest income included on non-accrual leases and loans[4]	$ 122	$ 85	$ 214	$ 493	$ 711
Interest income excluded on non-accrual leases and loans[5]	$ 21	$ 23	$ 46	$ 103	$ 92

(1) At December 31, 2012 and 2011, there was no allowance for credit losses allocated to loans. The allowance for credit losses allocated to loans at December 31, 2010, 2009 and 2008, was $0.1 million, $0.4 million and $0.9 million, respectively.

(2) Total finance receivables include net investment in direct financing leases and loans. For purposes of asset quality and allowance calculations, the effects of (i) the allowance for credit losses and (ii) initial direct costs and fees deferred are excluded.

(3) Calculated as a percent of total minimum lease payments receivable for leases and as a percent of principal outstanding for loans.

(4) Represents interest which was recognized during the period on non-accrual loans and leases, prior to non-accrual status.

(5) Represents interest which would have been recorded on non-accrual loans and leases had they performed in accordance with their contractual terms during the period.

Net investments in finance receivables are generally charged-off when they are contractually past due for 121 days. Income is not recognized on leases or loans when a default on monthly payment exists for a period of 90 days or more. Income recognition resumes when a lease or loan becomes less than 90 days delinquent.

The Company's net charge-offs began increasing during 2007, primarily due to worsening general economic trends from the favorable experience of 2006. These trends continued to worsen during 2008 and 2009. The economic environment from 2007 to 2009 most significantly impacted the performance of interest rate-sensitive industries in our portfolio, specifically companies in the construction, financial services, mortgage and real estate businesses. During 2007 and 2008, the Company increased collection activities and strengthened underwriting criteria for these industries and for the geographical areas most affected by these industries, specifically California and Florida. As a result, in 2010 the performance of interest rate-sensitive industries in our portfolio improved. In addition, during 2009 the Company discontinued substantially all origination activity from indirect origination channels, due to the indications of increasing credit risk associated with these channels during 2007 to 2009. All of these factors contributed to improved delinquency migration trends in 2010 and 2011.

Net charge-offs for the year ended December 31, 2012 were $4.8 million, or 1.11% of average total finance receivables, compared to $6.5 million, or 1.81% of average total finance receivables, for the year ended December 31, 2011. The decrease from the prior year was primarily due to a lower charge-off rate as a percentage of average total finance receivables, partially offset by the growth in average total finance receivables. The decrease in net charge-offs during year ended December 31, 2012 compared to recent years is primarily due to improved delinquency migrations due to the factors discussed above.

Net charge-offs for the year ended December 31, 2011 were $6.5 million, or 1.81% of average total finance receivables, compared to $13.9 million, or 3.58% of average total finance receivables, for the year ended December 31, 2010. More than 85% of the decrease from the prior year was due to a lower charge-off rate as a percentage of average total finance receivables, and less than 15% of the decrease was related to the impact on the calculation of the decrease in average total finance receivables. The decrease in net charge-offs during year ended December 31, 2011 compared to recent years is primarily due to improved delinquency migrations due to the factors discussed above.

Delinquent accounts 60 days or more past due (as a percentage of minimum lease payments receivable for leases and as a percentage of principal outstanding for loans) were 0.42% at December 31, 2012, 0.38% at December 31, 2011 and 0.90% at December 31, 2010. Supplemental information regarding loss statistics and delinquencies is available on the investor relations section of Marlin's website at www.marlincorp.com.

In accordance with the Contingencies Topic of the FASB ASC, we maintain an allowance for credit losses at an amount sufficient to absorb losses inherent in our existing lease and loan portfolios as of the reporting dates based on our projection of probable net credit losses. The factors and trends discussed above were included in the Company's analysis to determine its allowance for credit losses. (See "Critical Accounting Policies.")

Residual Performance

Our leases offer our end user customers the option to own the equipment at lease expiration. As of December 31, 2012, approximately 67% of our leases were one dollar purchase option leases, 31% were fair market value leases and 2% were fixed purchase option leases, the latter of which typically contain an end-of-term purchase option equal to 10% of the original equipment cost. As of December 31, 2012, there were $29.9 million of residual assets retained on our Consolidated Balance Sheet, of which $23.8 million, or 79.6%, were related to copiers. As of December 31, 2011, there were $32.7 million of residual assets retained on our Consolidated Balance Sheet, of which $26.5 million, or 80.9%, were related to copiers. No other group of equipment represented more than 10% of equipment residuals as of December 31, 2012 and 2011, respectively. Improvements in technology and other market changes, particularly in copiers, could adversely impact our ability to realize the recorded residual values of this equipment.

Fee income included approximately $3.6 million, $4.7 million and $5.1 million of net residual income for the years ended December 31, 2012, 2011 and 2010, respectively. Net residual income includes income from lease renewals and gains and losses on the realization of residual values of leased equipment disposed at the end of term as further described below.

Our leases generally include renewal provisions and many leases continue beyond their initial contractual term. Based on the Company's experience, the amount of ultimate realization of the residual value tends to relate more to the customer's election at the end of the lease term to enter into a renewal period, purchase the leased equipment or return the leased equipment than it does to the equipment type. We consider renewal income a component of residual performance. Renewal income, net of depreciation, totaled approximately $6.7 million, $7.5 million and $7.7 million for the years ended December 31, 2012, 2011 and 2010, respectively. The decline in renewal income was primarily due to fewer leases reaching the end of their original contractual terms during 2012, as a result of the lower originations during the 2008 to 2010 timeframe.

For the year ended December 31, 2012, the net loss on residual values disposed at end of term totaled $3.1 million compared to a net loss of $2.8 million for the year ended December 31, 2011. For the year ended December 31, 2010, the net loss on residual values disposed at end of term totaled $2.6 million. The primary driver of the changes was a shift in the mix of the amounts and types of equipment disposed at the end of the applicable lease term. Historically, our net residual income has exceeded 100% of the residual recorded on such leases. Management performs reviews of the estimated residual values and historical realization statistics no less frequently than quarterly. There was no impairment recognized on estimated residual values during the years ended December 31, 2012, 2011 and 2010, respectively.

Liquidity and Capital Resources

Our business requires a substantial amount of cash to operate and grow. Our primary liquidity need is to fund new originations. In addition, we need liquidity to pay interest and principal on our deposits and borrowings, to pay fees and expenses incurred in connection with our financing transactions, to fund infrastructure and technology investment, to pay dividends and to pay administrative and other operating expenses.

We are dependent upon the availability of financing from a variety of funding sources to satisfy these liquidity needs. Historically, we have relied upon four principal types of external funding sources for our operations:

- FDIC-insured certificates of deposit issued by our wholly-owned subsidiary, MBB;
- borrowings under various bank facilities;
- financing of leases and loans in various warehouse facilities (all of which have been repaid in full); and
- financing of leases through term note securitizations (all of which have been repaid in full).

Through the issuance of FDIC-insured certificates of deposit, MBB serves as the Company's primary funding source. Over time, MBB may offer other products and services to the Company's customer base. MBB is a Utah state-chartered, Federal Reserve member commercial bank. As such, MBB is supervised by both the Federal Reserve Bank of San Francisco and the Utah Department of Financial Institutions.

On January 13, 2009, Marlin Business Services Corp. became a bank holding company and is subject to the Bank Holding Company Act and supervised by the Federal Reserve Bank of Philadelphia. On September 15, 2010, the Federal Reserve Bank of Philadelphia confirmed the effectiveness of Marlin Business Services Corp.'s election to become a financial holding company (while remaining a bank holding company) pursuant to Sections 4(k) and (l) of the Bank Holding Company Act and Section 225.82 of the Federal Reserve Board's Regulation Y. Such election permits Marlin Business Services Corp. to engage in activities that are financial in nature or incidental to a financial activity, including the maintenance and expansion of our reinsurance activities conducted through our wholly-owned subsidiary, AssuranceOne.

Our strategy has generally included funding new originations, other than those funded by MBB, in the short-term with cash from operations or through borrowings under various warehouse and loan facilities. Historically, we executed a term note securitization approximately once a year to refinance and relieve the warehouse and loan facilities. Due to the impact on borrowing costs from unfavorable market conditions and the available capacity in our warehouse and loan facilities at that time, the Company elected not to complete fixed-rate term note securitizations in 2008 or 2009. With the opening of MBB in 2008, we began to fund increasing amounts of new originations through the issuance of FDIC-insured certificates of deposit. Certificates of deposit issued by MBB represent our primary funding source for new originations.

On October 9, 2009, Marlin Business Services Corp.'s wholly-owned subsidiary, Marlin Receivables Corp. ("MRC"), closed on a $75.0 million, three-year committed loan facility with the Lender Finance division of Wells Fargo Capital Finance. The facility is secured by a lien on MRC's assets and is supported by guaranties from Marlin Business Services Corp. and Marlin Leasing Corporation. Advances under the facility are made pursuant to a borrowing base formula, and the proceeds are used to fund lease originations. On June 26, 2012, the facility was amended to extend the maturity date to October 9, 2015.

On February 12, 2010 we completed an $80.7 million TALF-eligible term asset-backed securitization, of which we elected to defer the issuance of subordinated notes totaling $12.5 million. As with all of the Company's prior term note securitizations, this financing provided the Company with fixed-cost borrowing and was recorded in long-term borrowings in the Consolidated Balance Sheets. This was a private offering made to qualified institutional buyers pursuant to Rule 144A under the 1933 Act by Marlin Leasing Receivables XII LLC, a wholly-owned subsidiary of Marlin Leasing Corporation. DBRS, Inc. and Standard & Poor's Ratings Services assigned a AAA rating to the senior tranche of this offering. On December 17, 2012, the Company elected to exercise its call option and pay off the remaining $3.5 million of its 2010 term note securitization. This note repayment in full released approximately $4.7 million in restricted cash previously held by the trustee under such term note securitization. The effective weighted average interest expense over the term of the financing was approximately 3.13%.

On September 24, 2010, the Company's subsidiary, Marlin Leasing Receivables XIII LLC ("MLR XIII"), closed on a $50.0 million three-year committed loan facility with Key Equipment Finance Inc. The facility is secured by a lien on MLR XIII's assets. Advances under the facility are made pursuant to a borrowing base formula, and the proceeds are used to fund lease originations. The maturity date of the facility is September 23, 2013. An event of default such as non-payment of amounts when due under the loan agreement or a breach of covenants may accelerate the maturity date of the facility. (See **Financial Covenants** section which follows in this Item 7.)

On April 15, 2011, we elected to exercise our call option and pay off the remaining $12.1 million of our 2006 term note securitization. This note repayment in full released approximately $19.2 million in restricted cash previously held by the trustee under such securitization.

On April 16, 2012, the Company elected to exercise its call option and pay off the remaining $16.9 million of its 2007 term note securitization. This note repayment in full released approximately $15.4 million in restricted cash previously held by the trustee under such term note securitization.

As previously disclosed, the Company declared a dividend of $0.08 per share on October 29, 2012. The quarterly dividend was paid on November 26, 2012 to shareholders of record on the close of business on November 12, 2012, which resulted in a dividend payment of approximately $1.0 million. It represented the Company's fifth consecutive quarterly cash dividend. The payment of future dividends will be subject to approval by the Company's Board of Directors.

At December 31, 2012, we have approximately $73.5 million of available borrowing capacity in addition to available cash and cash equivalents of $65.0 million. This amount excludes additional liquidity that may be provided by the issuance of insured deposits through MBB. Our debt to equity ratio was 2.26 to 1 at December 31, 2012 and 1.77 to 1 at December 31, 2011.

Net cash used in investing activities was $101.0 million for the year ended December 31, 2012, compared to net cash used in investing activities of $25.3 million for the year ended December 31, 2011 and net cash provided by investing activities of $95.9 million for the year ended December 31, 2010. Investing activities primarily relate to lease payment activity.

Net cash provided by financing activities was $98.7 million for the year ended December 31, 2012, compared to net cash provided by financing activities of $14.5 million for the year ended December 31, 2011 and net cash used in financing activities of $118.0 million for the year ended December 31, 2010. Financing activities include net advances and repayments on our various deposit and borrowing sources and transactions related to the Company's common stock, such as repurchasing common stock and paying dividends.

Additional liquidity is provided by or used by our cash flow from operations. Net cash provided by operating activities was $24.9 million for the year ended December 31, 2012, compared to net cash provided by operating activities of $16.1 million for the year ended December 31, 2011 and $22.1 million for the year ended December 31, 2010.

We expect cash from operations, additional borrowings on existing and future credit facilities and funds from certificates of deposit issued through brokers and direct deposit sources to be adequate to support our operations and projected growth for the next 12 months and the foreseeable future.

Total Cash and Cash Equivalents. Our objective is to maintain an adequate level of cash, investing any free cash in leases and loans. We primarily fund our originations and growth using certificates of deposit issued through MBB and advances under our long-term bank facilities. Total cash and cash equivalents available as of December 31, 2012 totaled $65.0 million compared to $42.3 million at December 31, 2011.

Restricted Interest-earning Deposits with Banks. As of December 31, 2012, we also had $3.5 million of cash that was classified as restricted interest-earning deposits with banks, compared to $28.6 million at December 31, 2011. Restricted interest-earning deposits with banks consist primarily of various trust accounts related to our secured debt facilities. The decline in these balances in 2012 was generally due to the repayment of our term note securitizations.

Borrowings. Our primary borrowing relationships each require the pledging of eligible lease and loan receivables to secure amounts advanced. Our aggregate outstanding secured borrowings amounted to $15.5 million at December 31, 2012 and $92.0 million at December 31, 2011. Borrowings outstanding consist of the following:

	For the Twelve Months Ended December 31, 2012				As of December 31, 2012		
	Maximum Facility Amount	Maximum Month End Amount Outstanding	Average Amount Outstanding	Weighted Average Rate[3]	Amount Outstanding	Weighted Average Rate[3]	Unused Capacity[1]
	(Dollars in thousands)						
Federal funds purchased	$10,000	$ —	$ —	— %	$ —	— %	$10,000
Term note securitizations[2]	—	51,084	16,216	4.84%	—	— %	—
Long-term loan facilities	79,028	62,719	34,916	4.63%	15,514	3.50%	63,514
	$89,028		$51,132	4.70%	$15,514	3.50%	$73,514

(1) Does not include MBB's access to the Federal Reserve Discount Window, which is based on the amount of assets MBB chooses to pledge. Based on assets pledged at December 31, 2012, MBB had $17.5 million in unused, secured borrowing capacity at the Federal Reserve Discount Window. Additional liquidity that may be provided by the issuance of insured deposits is also excluded from this table.

(2) Our term note securitizations are one-time fundings that pay down over time without any ability for us to draw down additional amounts.

(3) Does not include transaction costs.

Federal Funds Line of Credit with Correspondent Bank. MBB has established a federal funds line of credit with a correspondent bank. This line allows for both selling and purchasing of federal funds. The amount that can be drawn against the line is limited to $10.0 million.

Federal Reserve Discount Window. In addition, MBB has received approval to borrow from the Federal Reserve Discount Window based on the amount of assets MBB chooses to pledge. MBB had $17.5 million in unused, secured borrowing capacity at the Federal Reserve Discount Window, based on $22.6 million of net investment in leases pledged at December 31, 2012.

Term Note Securitizations. On February 12, 2010 we completed an $80.7 million TALF-eligible term asset-backed securitization, of which we elected to defer the issuance of subordinated notes totaling $12.5 million. As with all of the Company's prior term note securitizations, this financing provided the Company with fixed-cost borrowing and was recorded in long-term borrowings in the Consolidated Balance Sheets. On December 17, 2012, we elected to exercise our call option and pay off the remaining $3.5 million of the 2010 term note securitization.

Historically, term note securitizations have been one of our sources of funding. In connection with each securitization transaction, we transferred leases to our wholly-owned SPEs and issued term debt collateralized by such commercial leases to institutional investors in private securities offerings. These SPEs were considered VIEs under U.S. GAAP. We were required to consolidate VIEs in which we were deemed to be the primary beneficiary through having (1) power over the significant activities of the entity and (2) an obligation to absorb losses or the right to receive benefits from the VIE which were potentially significant to the VIE. During the term of each securitization, we serviced the assets of our VIEs and continued to retain equity and/or residual interests. Accordingly, assets and related debt of these VIEs were included in the accompanying Consolidated Balance Sheets. Our leases and restricted interest-earning deposits with banks were assigned as collateral for these borrowings and there was no further recourse to our general credit. Collateral in excess of these borrowings represented our maximum loss exposure. Our term note securitizations had fixed terms, fixed interest rates and fixed principal amounts. At December 31, 2011, outstanding term securitizations amounted to $45.1 million. At December 31, 2012, all of our term note securitizations had been repaid in full.

Long-term Loan Facilities. On October 9, 2009, Marlin Business Services Corp.'s wholly-owned subsidiary, MRC, closed on a $75.0 million, three-year committed loan facility with the Lender Finance division of Wells Fargo Capital Finance. The facility is secured by a lien on MRC's assets and is supported by guaranties from Marlin Business Services Corp. and Marlin Leasing Corporation. Advances under the facility are made pursuant to a borrowing base formula, and the proceeds are used to fund lease originations. In contrast to previous warehouse facilities, this long-term loan facility does not require annual refinancing. As previously disclosed, on June 26, 2012, certain provisions of the facility were amended and its maturity date was extended from October 9, 2012 to October 9, 2015. An event of default, such as non-payment of amounts when due under the loan agreement or a breach of covenants, may accelerate the maturity date of the facility.

On September 24, 2010, the Company's subsidiary, MLR XIII, closed on a $50.0 million three-year committed loan facility with Key Equipment Finance Inc. The facility is secured by a lien on MLR XIII's assets. Advances under the facility are made pursuant to a borrowing base formula, and the proceeds are used to fund lease originations. The maturity date of the facility is September 23, 2013. An event of default such as non-payment of amounts when due under the loan agreement or a breach of covenants may accelerate the maturity date of the facility.

Financial Covenants

Our secured borrowing arrangements contain numerous covenants, restrictions and default provisions that we must comply with in order to obtain funding through the facilities and to avoid an event of default. A change in the Chief Executive Officer, Chief Operating Officer or Chief Financial Officer is an event of default under our long-term loan facilities, unless we hire a replacement acceptable to our lenders within 120 days.

A merger or consolidation with another company in which the Company is not the surviving entity is also an event of default under the financing facilities. The Company's long-term loan facilities contain acceleration clauses allowing the creditor to accelerate the scheduled maturities of the obligation under certain conditions that may not be objectively determinable (for example, if a "material adverse change" occurs). An event of default under any of the facilities could result in an acceleration of amounts outstanding under the facilities, foreclosure on all or a portion of the leases financed by the facilities and/or the removal of the Company as servicer of the leases financed by the facility.

Some of the critical financial and credit quality covenants under our borrowing arrangements as of December 31, 2012 include:

	Actual[1]	**Requirement**
Tangible net worth minimum	$174.3 million	$149.5 million
Debt-to-equity ratio maximum	2.25 to 1	5.5 to 1
Maximum servicer senior leverage ratio	0.15 to 1	5.0 to 1
Maximum portfolio delinquency ratio	0.42%	3.50%
Maximum gross charge-off ratio	1.45%	7.00%

(1) Calculations are based on specific contractual definitions and subsidiaries per the applicable debt agreements, which may differ from ratios or amounts presented elsewhere in this document.

As of December 31, 2012, the Company was in compliance with terms of its secured borrowing arrangements.

Bank Capital and Regulatory Oversight

On January 13, 2009, we became a bank holding company by order of the Federal Reserve Board and are subject to regulation under the Bank Holding Company Act. All of our subsidiaries may be subject to examination by the Federal Reserve Board even if not otherwise regulated by the Federal Reserve Board. On September 15, 2010, the Federal Reserve Bank of Philadelphia confirmed the effectiveness of our election to become a financial holding company (while remaining a bank holding company) pursuant to Sections 4(k) and (l) of the Bank Holding Company Act and Section 225.82 of the Federal Reserve Board's Regulation Y. Such election permits us to engage in activities that are financial in nature or incidental to a financial activity, including the maintenance and expansion of our reinsurance activities conducted through our wholly-owned subsidiary, AssuranceOne.

MBB is also subject to comprehensive federal and state regulations dealing with a wide variety of subjects, including minimum capital standards, reserve requirements, terms on which a bank may engage in transactions with its affiliates, restrictions as to dividend payments and numerous other aspects of its operations. These regulations generally have been adopted to protect depositors and creditors rather than shareholders.

There are a number of restrictions on bank holding companies that are designed to minimize potential loss to depositors and the FDIC insurance funds. If an FDIC-insured depository subsidiary is "undercapitalized," the bank holding company is required to ensure (subject to certain limits) the subsidiary's compliance with the terms of any capital restoration plan filed with its appropriate banking agency. Also, a bank holding company is required to serve as a source of financial strength to its depository institution subsidiaries and to commit resources to support such institutions in circumstances where it might not do so absent such policy. Under the Bank Holding Company Act, the Federal Reserve Board has the authority to require a bank holding company to terminate any activity or to relinquish control of a non-bank subsidiary upon the Federal Reserve Board's determination that such activity or control constitutes a serious risk to the financial soundness and stability of a depository institution subsidiary of the bank holding company.

Capital Adequacy. Under the risk-based capital requirements applicable to them, bank holding companies must maintain a ratio of total capital to risk-weighted assets (including the asset equivalent of certain off-balance sheet activities such as acceptances and letters of credit) of not less than 8% (10% in order to be considered "well-capitalized"). At least 4% of the total capital (6% to be well-capitalized) must be composed of common stock, related surplus, retained earnings, qualifying perpetual preferred stock and minority interests in the equity accounts of certain consolidated subsidiaries, after deducting goodwill and certain other intangibles ("Tier 1 Capital"). The remainder of total capital ("Tier 2 Capital") may consist of certain perpetual debt securities, mandatory convertible debt securities, hybrid capital instruments and limited amounts of subordinated debt, qualifying preferred stock, allowance for credit losses on loans and leases, allowance for credit losses on off-balance-sheet credit exposures and unrealized gains on equity securities.

The Federal Reserve Board has also established minimum leverage ratio guidelines for bank holding companies. These guidelines mandate a minimum leverage ratio of Tier 1 Capital to adjusted quarterly average total assets less certain amounts ("leverage amounts") equal to 3% for bank holding companies meeting certain criteria (including those having the highest regulatory rating). All other banking organizations are generally required to maintain a leverage ratio of at least 3% plus an additional cushion of at least 100 basis points and in some cases more. The Federal Reserve Board's guidelines also provide that bank holding companies experiencing internal growth or making acquisitions are expected to maintain capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve Board will continue to consider a "tangible tier 1 leverage ratio" (*i.e.*, after deducting all intangibles) in evaluating proposals for expansion or new activities. MBB is subject to similar capital standards promulgated by the Federal Reserve Board.

Bank holding companies are required to comply with the Federal Reserve Board's risk-based capital guidelines that require a minimum ratio of total capital to risk-weighted assets of 8%. At least half of the total capital is required to be Tier 1 Capital. In addition to the risk-based capital guidelines, the Federal Reserve Board has adopted a minimum leverage capital ratio under which a bank holding company must maintain a level of Tier 1 Capital to average total consolidated assets of at least 3% in the case of a bank holding company which has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a leverage capital ratio of at least 4%.

At December 31, 2012, MBB's Tier 1 leverage ratio, Tier 1 risk-based capital ratio and total risk-based capital ratio were 15.66%, 15.50% and 16.63%, respectively, which exceeds requirements for well-capitalized status of 5%, 6% and 10%, respectively. At December 31, 2012, Marlin Business Services Corp.'s Tier 1 leverage ratio, Tier 1 risk-based capital ratio and total risk-based capital ratio were 29.35%, 31.76% and 32.95%, respectively, which exceeds requirements for well-capitalized status of 5%, 6% and 10%, respectively.

Pursuant to the FDIC Agreement entered into in conjunction with the opening of MBB, MBB is required to keep its total risk-based capital ratio above 15%. MBB's Tier 1 Capital balance at December 31, 2012 was $69.3 million, which exceeds the regulatory threshold for "well capitalized" status. Until March 12, 2011, MBB operated in accordance with its original de novo three-year business plan as required by the original order issued by the FDIC when the Company opened MBB. In March 2011, following the expiration of MBB's three-year de novo period, the Company provided MBB with $25.0 million of additional capital to support future growth. In February 2012, the Company provided MBB with an additional capital contribution of $10.0 million for growth.

Information on Stock Repurchases

Information on Stock Repurchases is provided in "Part II, Item 5, Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities," herein.

Items Subsequent to December 31, 2012

The Company declared a dividend of $0.10 per share on January 30, 2013. The quarterly dividend, which is expected to result in a dividend payment of approximately $1.3 million, is scheduled to be paid on February 22, 2013 to shareholders of record on the close of business on February 11, 2013. It represents the Company's sixth consecutive quarterly cash dividend. The payment of future dividends will be subject to approval by the Company's Board of Directors.

In January 2013, the Company provided MBB with $5.0 million of additional capital to support future growth.

Contractual Obligations

In addition to our scheduled maturities on our deposits, credit facilities and term debt, we have future cash obligations under various types of contracts. We lease office space and office equipment under long-term operating leases. The contractual obligations under our deposits, credit facilities, operating leases, agreements and commitments under non-cancelable contracts as of December 31, 2012 were as follows:

	Contractual Obligations as of December 31, 2012						
Period Ending December 31,	**Deposits**	**Borrowings**	**Contractual Interest Payments[1]**	**Operating Leases**	**Leased Facilities**	**Capital Leases**	**Total**
	(Dollars in thousands)						
2013	$165,511	$ 4,028	$3,234	$ 4	$846	$115	$173,738
2014	95,112	—	2,045	4	142	85	97,388
2015	61,588	11,486	1,254	—	—	—	74,328
2016	36,299	—	416	—	—	—	36,715
2017	19,678	—	100	—	—	—	19,778
Total	$378,188	$15,514	$7,049	$ 8	$988	$200	$401,947

(1) Includes interest on deposits and borrowings. Interest on the variable-rate long-term loan facilities is assumed at the December 31, 2012 rate for the remaining term.

Subsequent to December 31, 2012, the Company extended its lease agreement on its executive offices in Mount Laurel, New Jersey. The original expiration date of May 2013 was extended to May 2020, with an expected obligation of approximately $1.1 million per year. Concurrently, the Company also entered into a lease agreement for an additional 9,700 square feet at the same location, which commences in June 2014 and expires in May 2020. The expected annual obligation under such lease is approximately $0.2 million per year. These obligations are not reflected in the table above, since they were not in place at December 31, 2012.

There were no off-balance sheet arrangements requiring disclosure at December 31, 2012.

Market Interest-Rate Risk and Sensitivity

Market risk is the risk of losses arising from changes in values of financial instruments. We engage in transactions in the normal course of business that expose us to market risks. We attempt to mitigate such risks through prudent management practices and strategies such as attempting to match the expected cash flows of our assets and liabilities.

We are exposed to market risks associated with changes in interest rates and our earnings may fluctuate with changes in interest rates. The lease assets we originate are almost entirely fixed-rate. Accordingly, we generally seek to finance these assets with fixed interest borrowings and certificates of deposit that the Company issues periodically. Between term note securitization issues, we have historically financed our new lease originations through a combination of variable-rate warehouse facilities and working capital. Most recently, we have also used variable-rate long-term loan facilities to finance our new lease originations. Our mix of fixed- and variable-rate borrowings and our exposure to interest rate risk changes over time. Over the past twelve months, the mix of variable-rate borrowings to total borrowings has ranged from 55.1% to 100.0% and averaged 72.7%. At December 31, 2012, $15.5 million, or 100.0%, of our borrowings were variable-rate borrowings.

The following table presents the contractually scheduled maturities and the related weighted average interest rates for debt obligations as of December 31, 2012 expected as of and for each year ended through December 31, 2016 and for periods thereafter.

	Scheduled Maturities by Calendar Year					
	2013	2014	2015	2016	2017 & Thereafter	Total Carrying Amount
			(Dollars in thousands)			
Debt:						
Variable-rate debt	$4,028	$ —	$11,486	$ —	$ —	$15,514
Average variable rate	4.75%	— %	3.06%	— %	— %	3.50%

Our earnings are sensitive to fluctuations in interest rates. The long-term loan facilities charge a variable rate of interest based on LIBOR. Because our assets are predominately fixed-rate, increases in this market interest rate would generally negatively impact earnings because the rate charged on our borrowings would change faster than our assets could reprice. We would have to offset increases in borrowing costs by adjusting the pricing under our new leases or our net interest margin would be reduced. There can be no assurance that we will be able to offset higher borrowing costs with increased pricing of our assets.

For example, the impact of each hypothetical 100-basis point, or 1.00%, increase in the market rates to which our borrowings are indexed for the twelve month period ended December 31, 2012, would have been to reduce net interest and fee income by approximately $0.3 million based on our average variable-rate borrowings of approximately $34.9 million for the twelve months then ended, excluding the effects of any changes in the value of derivatives, taxes and possible increases in the yields from our lease and loan portfolios due to the origination of new contracts at higher interest rates.

We manage and monitor our exposure to interest rate risk using balance sheet simulation models. Such models incorporate many of our assumptions about our business including new asset production and pricing, interest rate forecasts, overhead expense forecasts and assumed credit losses. Many of the assumptions we use in our simulation models are based on past experience and actual results could vary substantially.

Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This guidance clarifies the FASB's intent about the application of existing fair value measurement and disclosure requirements and, in limited situations, changes certain principles or requirements for measuring fair value and disclosing information about fair value measurements. The guidance is effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of the new requirements did not have a material impact on the consolidated earnings, financial position or cash flows of the Company.

In June 2011, the FASB issued Accounting Standards Update 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income ("ASU 2011-05"). This guidance affected the presentation of comprehensive income, but did not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. In December 2011, the FASB issued Accounting Standards Update 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 ("ASU 2011-12"). ASU 2011-12 deferred those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments. ASU 2011-12 reinstated the requirements for the presentation of reclassifications that were in place prior to the issuance of ASU 2011-05 and did not change the effective date for ASU 2011-05. ASU 2011-12 did not impact the requirement of ASU 2011-05 to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements, as reflected in this report. The guidance was effective for interim and annual reporting periods beginning after December 15, 2011. Because ASU 2011-05 and ASU 2011-12 impacted disclosures only, they did not affect the consolidated earnings, financial position or cash flows of the Company.

In February 2013, the FASB issued Accounting Standards Update 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income ("ASU 2013-02"). This guidance does not change the current requirements for reporting net income or other comprehensive income in the financial statements. However, ASU 2013-02 requires presentation in interim and annual financial statements of the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source, and the income statement line items affected by the reclassification. This information may be presented in a single note or on the face of the financial statements. The guidance is effective for interim and annual reporting periods beginning after December 15, 2012. ASU 2013-02 is not expected to have a significant impact on the Company's disclosures. Because ASU 2013-02 impacts disclosures only, it will not affect the consolidated earnings, financial position or cash flows of the Company.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The information appearing in the section captioned "Management's Discussion and Analysis of Operations and Financial Condition—Market Interest-Rate Risk and Sensitivity" under Item 7 of this Form 10-K is incorporated herein by reference.

Item 8. *Financial Statements and Supplementary Data*

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the 1934 Act. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in *Internal Control—Integrated Framework.*

Management has concluded that, as of December 31, 2012, the Company's internal control over financial reporting was effective based on the criteria set forth by the COSO of the Treadway Commission in *Internal Control—Integrated Framework.*

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

March 8, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Marlin Business Services Corp. and Subsidiaries
Mount Laurel, New Jersey

We have audited the internal control over financial reporting of Marlin Business Services Corp. and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated March 8, 2013 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the adoption of Accounting Standards Update 2011-05, *Comprehensive Income*.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
March 8, 2013

MARLIN BUSINESS SERVICES CORP. AND SUBSIDIARIES

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Marlin Business Services Corp. and Subsidiaries
Mount Laurel, New Jersey

We have audited the accompanying consolidated balance sheets of Marlin Business Services Corp. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Marlin Business Services Corp. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Accounting Standards Update 2011-05, *Comprehensive Income*, and presents components of net income and comprehensive income in two separate but consecutive statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
March 8, 2013

MARLIN BUSINESS SERVICES CORP.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2012	2011
	(Dollars in thousands, except per-share data)	
ASSETS		
Cash and due from banks	$ 2,472	$ 1,035
Interest-earning deposits with banks	62,498	41,250
Total cash and cash equivalents	64,970	42,285
Restricted interest-earning deposits with banks (includes $0.0 million and $24.3 million at December 31, 2012 and December 31, 2011, respectively, related to consolidated variable interest entities ("VIEs"))	3,520	28,637
Securities available for sale (amortized cost of $4.8 million and $1.7 million at December 31, 2012 and December 31, 2011, respectively)	4,845	1,780
Net investment in leases and loans (includes $0.0 million and $60.0 million at December 31, 2012 and December 31, 2011, respectively, related to consolidated VIEs)	503,017	387,840
Property and equipment, net	1,970	2,052
Property tax receivables	397	265
Other assets	23,629	23,110
Total assets	$602,348	$485,969
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$378,188	$198,579
Long-term borrowings (includes $0.0 million and $45.1 million at December 31, 2012 and December 31, 2011, respectively, related to consolidated VIEs)	15,514	92,004
Other liabilities:		
Sales and property taxes payable	4,505	2,169
Accounts payable and accrued expenses	12,062	8,791
Net deferred income tax liability	17,829	20,325
Total liabilities	428,098	321,868
Commitments and contingencies (Note 8)		
Stockholders' equity:		
Common Stock, $0.01 par value; 75,000,000 shares authorized; 12,774,829 and 12,760,266 shares issued and outstanding at December 31, 2012 and December 31, 2011, respectively	128	128
Preferred Stock, $0.01 par value; 5,000,000 shares authorized; none issued	—	—
Additional paid-in capital	87,494	85,544
Stock subscription receivable	(2)	(2)
Accumulated other comprehensive income	55	1
Retained earnings	86,575	78,430
Total stockholders' equity	174,250	164,101
Total liabilities and stockholders' equity	$602,348	$485,969

The accompanying notes are an integral part of the consolidated financial statements.

MARLIN BUSINESS SERVICES CORP.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands, except per-share data)		
Interest income	$52,975	$44,269	$47,296
Fee income	11,976	12,254	14,041
Interest and fee income	64,951	56,523	61,337
Interest expense	6,882	11,416	15,613
Net interest and fee income	58,069	45,107	45,724
Provision for credit losses	5,920	4,134	9,438
Net interest and fee income after provision for credit losses	52,149	40,973	36,286
Other income:			
Insurance income	4,101	3,759	4,106
Loss on derivatives	(6)	(53)	(116)
Other income	1,869	1,945	1,295
Other income	5,964	5,651	5,285
Other expense:			
Salaries and benefits	24,862	22,539	19,966
General and administrative	13,547	13,044	12,762
Financing related costs	850	719	680
Other expense	39,259	36,302	33,408
Income before income taxes	18,854	10,322	8,163
Income tax expense	7,157	4,147	2,495
Net income	$11,697	$ 6,175	$ 5,668
Basic earnings per share	$ 0.92	$ 0.48	$ 0.44
Diluted earnings per share	$ 0.91	$ 0.48	$ 0.44
Cash dividends declared and paid per share	$ 0.28	$ 0.06	$ —

The accompanying notes are an integral part of the consolidated financial statements.

MARLIN BUSINESS SERVICES CORP.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Net income	$11,697	$6,175	$5,668
Other comprehensive income:			
Amortization of net deferred losses on cash flow hedge derivatives	53	161	229
Increase (decrease) in fair value of securities available for sale	36	58	(5)
Tax effect	(35)	(86)	(89)
Total other comprehensive income	54	133	135
Comprehensive income	$11,751	$6,308	$5,803

The accompanying notes are an integral part of the consolidated financial statements.

MARLIN BUSINESS SERVICES CORP.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Shares	Common Stock Amount	Additional Paid-In Capital	Stock Subscription Receivable	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
	(Dollars in thousands)						
Balance, December 31, 2009	12,778,935	$128	$84,674	$ (3)	$(267)	$67,353	$151,885
Issuance of common stock	21,398	—	172	—	—	—	172
Repurchase of common stock	(80,925)	(1)	(771)	—	—	—	(772)
Exercise of stock options	35,864	1	161	—	—	—	162
Excess tax benefits from stock-based payment arrangements	—	—	72	—	—	—	72
Stock option compensation recognized	—	—	194	—	—	—	194
Payment of receivables	—	—	—	1	—	—	1
Restricted stock grant	109,393	1	(1)	—	—	—	—
Restricted stock compensation recognized	—	—	2,486	—	—	—	2,486
Net change related to derivatives, net of tax	—	—	—	—	138	—	138
Net change in unrealized gain/loss on securities available for sale, net of tax	—	—	—	—	(3)	—	(3)
Net income	—	—	—	—	—	5,668	5,668
Balance, December 31, 2010	12,864,665	$129	$86,987	$ (2)	$(132)	$73,021	$160,003
Issuance of common stock	14,597	—	172	—	—	—	172
Repurchase of common stock	(544,766)	(6)	(6,443)	—	—	—	(6,449)
Exercise of stock options	169,611	2	1,232	—	—	—	1,234
Excess tax benefits from stock-based payment arrangements	—	—	1,283	—	—	—	1,283
Stock option compensation recognized	—	—	96	—	—	—	96
Restricted stock grant	256,159	3	(3)	—	—	—	—
Restricted stock compensation recognized	—	—	2,220	—	—	—	2,220
Net change related to derivatives, net of tax	—	—	—	—	97	—	97
Net change in unrealized gain/loss on securities available for sale, net of tax	—	—	—	—	36	—	36
Net income	—	—	—	—	—	6,175	6,175
Cash dividends paid	—	—	—	—	—	(766)	(766)
Balance, December 31, 2011	12,760,266	$128	$85,544	$ (2)	$ 1	$78,430	$164,101
Issuance of common stock	8,788	—	136	—	—	—	136
Repurchase of common stock	(145,315)	(2)	(2,187)	—	—	—	(2,189)
Exercise of stock options	89,900	1	850	—	—	—	851
Excess tax benefits from stock-based payment arrangements	—	—	592	—	—	—	592
Stock option compensation recognized	—	—	34	—	—	—	34
Restricted stock grant	61,190	1	(1)	—	—	—	—
Restricted stock compensation recognized	—	—	2,526	—	—	—	2,526
Net change related to derivatives, net of tax	—	—	—	—	32	—	32
Net change in unrealized gain/loss on securities available for sale, net of tax	—	—	—	—	22	—	22
Net income	—	—	—	—	—	11,697	11,697
Cash dividends paid	—	—	—	—	—	(3,552)	(3,552)
Balance, December 31, 2012	12,774,829	$128	$87,494	$ (2)	$ 55	$86,575	$174,250

The accompanying notes are an integral part of the consolidated financial statements.

MARLIN BUSINESS SERVICES CORP.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Cash flows from operating activities:			
Net income	$ 11,697	$ 6,175	$ 5,668
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,259	2,476	2,578
Stock-based compensation	2,560	2,315	2,617
Excess tax benefits from stock-based payment arrangements	(592)	(1,283)	(72)
Amortization of deferred net loss on cash flow hedge derivatives	53	161	229
Change in fair value of derivatives	6	53	(2,303)
Provision for credit losses	5,920	4,134	9,438
Net deferred income taxes	(3,031)	(6,255)	14,078
Amortization of deferred initial direct costs and fees	5,680	5,164	6,999
Deferred initial direct costs and fees	(7,773)	(5,612)	(3,551)
Loss on equipment disposed	3,097	2,827	2,562
Effect of changes in other operating items:			
Other assets	(729)	5,040	(14,108)
Other liabilities	5,772	915	(2,071)
Net cash provided by operating activities	24,919	16,110	22,064
Cash flows from investing activities:			
Purchases of equipment for direct financing lease contracts and funds used to originate loans	(322,284)	(229,054)	(134,705)
Principal collections on leases and loans	196,171	183,101	213,973
Security deposits collected, net of refunds	(337)	(1,910)	(2,656)
Proceeds from the sale of equipment	4,350	5,079	4,981
Acquisitions of property and equipment	(961)	(823)	(472)
Change in restricted interest-earning deposits with banks	25,117	18,470	16,293
Purchases of securities available for sale	(3,029)	(188)	(1,539)
Net cash provided by (used in) investing activities	(100,973)	(25,325)	95,875
Cash flows from financing activities:			
Increase in deposits	179,609	105,660	12,631
Term securitization advances	—	—	68,169
Term securitization repayments	(45,119)	(83,064)	(166,701)
Warehouse and bank facility advances	11,902	40,681	48,109
Warehouse and bank facility repayments	(43,273)	(44,263)	(77,913)
Issuances of common stock	136	172	173
Repurchases of common stock	(2,189)	(6,449)	(772)
Dividends paid	(3,552)	(766)	—
Exercise of stock options	851	1,234	162
Excess tax benefits from stock-based payment arrangements	592	1,283	72
Debt issuance costs	(218)	(14)	(1,900)
Net cash provided by (used in) financing activities	98,739	14,474	(117,970)
Net increase (decrease) in total cash and cash equivalents	22,685	5,259	(31)
Total cash and cash equivalents, beginning of period	42,285	37,026	37,057
Total cash and cash equivalents, end of period	$ 64,970	$ 42,285	$ 37,026
Supplemental disclosures of cash flow information:			
Cash paid for interest on deposits and borrowings	$ 5,553	$ 10,078	$ 14,147
Net cash paid for income taxes	$ 9,554	$ 4,538	$ 3,878

The accompanying notes are an integral part of the consolidated financial statements.

MARLIN BUSINESS SERVICES CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - The Company

Marlin Business Services Corp. ("Company") is a bank holding company and a financial holding company regulated by the Federal Reserve Board under the Bank Holding Company Act. The Company was incorporated in the Commonwealth of Pennsylvania on August 5, 2003. Through its principal operating subsidiary, Marlin Leasing Corporation, the Company provides equipment financing solutions nationwide, primarily to small and mid-sized businesses in a segment of the equipment leasing market commonly referred to in the industry as the "small-ticket" segment. The Company finances over 100 categories of commercial equipment important to its end user customers including copiers, security systems, computers, telecommunications equipment and certain commercial and industrial equipment. In May 2000, we established AssuranceOne, Ltd., a Bermuda-based, wholly-owned captive insurance subsidiary, which offers property insurance coverage for our lessees' equipment. Effective March 12, 2008, the Company opened Marlin Business Bank ("MBB"), a commercial bank chartered by the State of Utah and a member of the Federal Reserve System. MBB serves as the Company's primary funding source through its issuance of Federal Deposit Insurance Corporation ("FDIC")-insured certificates of deposit. Marlin Business Services Corp. is a bank holding company and a financial holding company regulated by the Federal Reserve Board under the Bank Holding Company Act.

References to the "Company," "Marlin," "Registrant," "we," "us" and "our" herein refer to Marlin Business Services Corp. and its wholly-owned subsidiaries, unless the context otherwise requires.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Marlin Leasing Corporation and MBB are managed together as a single business segment and are aggregated for financial reporting purposes as they exhibit similar economic characteristics, share the same leasing portfolio and have one product offering. All intercompany accounts and transactions have been eliminated in consolidation.

The Consolidated Statement of Stockholders' Equity for the year ended December 31, 2011 reflects a reclassification of $1.0 million from "restricted stock compensation recognized" to "excess tax benefits from stock-based payment arrangements." This change in presentation, which has no impact on the amount of additional paid-in capital, represents a reclassification of tax benefits resulting from the vesting of the restricted stock shares. These amounts are now presented along with tax benefits resulting from the exercise of stock options in "excess tax benefits from stock-based payment arrangements."

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for income recognition, the residual values of leased equipment, the allowance for credit losses, deferred initial direct costs and fees, late fee receivables, the fair value of financial instruments and income taxes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and interest-bearing money market funds. For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Restricted Interest-Earning Deposits with Banks

Restricted interest-earning deposits with banks consist primarily of various interest-earning trust accounts related to the Company's secured debt facilities. The balance also includes amounts due from securitizations representing reimbursements of servicing fees and excess spread income.

Net Investment in Leases and Loans

As required by U.S. GAAP, the Company uses the direct finance method of accounting to record its direct financing leases and related interest income. At the inception of a lease, the Company records as an asset the aggregate future minimum lease payments receivable, plus the estimated residual value of the leased equipment, less unearned lease income.

Residual values generally reflect the estimated amounts to be received at lease termination from lease extensions, sales or other dispositions of leased equipment. Estimates are based on industry data and management's experience. The Company records an estimated residual value at lease inception for all fair market value and fixed purchase option leases based on a percentage of the equipment cost of the asset being leased. The percentages used depend on equipment type and term. In setting and reviewing estimated residual values, the Company focuses its analysis primarily on total historical and expected realization statistics pertaining to both lease renewals and sales of equipment.

At the end of an original lease term, lessees may choose to purchase the equipment, renew the lease or return the equipment to the Company. The Company receives income from lease renewals when the lessee elects to retain the equipment longer than the original term of the lease. This income, net of appropriate periodic reductions in the estimated residual values of the related equipment, is included in fee income as net residual income.

When a lessee elects to return equipment at lease termination, the equipment is transferred to other assets at the lower of its basis or fair market value. The Company generally sells returned equipment to independent third parties, rather than leasing the equipment a second time. The Company does not maintain equipment in other assets for longer than 120 days. Any loss recognized on transferring equipment to other assets and any gain or loss realized on the sale or disposal of equipment to a lessee or to others is included in fee income as net residual income.

Based on the Company's experience, the amount of ultimate realization of the residual value tends to relate more to the customer's election at the end of the lease term to enter into a renewal period, to purchase the leased equipment or to return the leased equipment than it does to the equipment type. Management performs reviews of the estimated residual values and historic realization statistics no less frequently than quarterly and any impairment, if other than temporary, is recognized in the current period.

Initial direct costs and fees related to lease originations are deferred as part of the investment and amortized over the lease term. Unearned lease income is the amount by which the total lease receivable plus the estimated residual value exceeds the cost of the equipment. Unearned lease income, net of initial direct costs and fees, is recognized as revenue over the lease term using the effective interest method.

Allowance for Credit Losses

In accordance with the Contingencies Topic of the FASB ASC, we maintain an allowance for credit losses at an amount sufficient to absorb losses inherent in our existing lease and loan portfolios as of the reporting dates based on our projection of probable net credit losses. We evaluate our portfolios on a pooled basis, due to their composition of small balance, homogenous accounts with similar general credit risk characteristics, diversified among a large cross-section of variables including industry, geography, equipment type, obligor and vendor.

We generally consider both quantitative and qualitative factors in determining the allowance for credit losses. Quantitative factors considered include a migration analysis stratified by industry classification, historic delinquencies and charge-offs, and a static pool analysis of historic recoveries. A migration analysis is a technique used to estimate the likelihood that an account will progress through the various delinquency stages and ultimately charge off. As part of our quantitative analysis we may also consider specifically identified pools of leases separately from the migration analysis, whenever certain identified pools are not expected to perform consistently with their credit characteristics or the portfolio as a whole. These lease pools may be analyzed for impairment separately from the migration analysis and a specific reserve established.

Qualitative factors that may result in further adjustments to the quantitative analysis include items such as forecasting uncertainties, changes in the composition of our lease and loan portfolios (including geography, industry, equipment type and vendor source), seasonality, economic or business conditions and emerging trends, business practices or policies at the reporting date that are different from the periods used in the quantitative analysis.

The various factors used in the analysis are reviewed periodically, and no less frequently than quarterly. We then establish an allowance for credit losses for the projected probable net credit losses inherent in the portfolio based on this analysis. A provision is charged against earnings to maintain the allowance for credit losses at the appropriate level. Our policy is to charge-off against the allowance the estimated unrecoverable portion of accounts once they reach 121 days delinquent.

Our projections of probable net credit losses are inherently uncertain, and as a result we cannot predict with certainty the amount of such losses. Changes in economic conditions, the risk characteristics and composition of the portfolio, bankruptcy laws, and other factors could impact our actual and projected net credit losses and the related allowance for credit losses. To the extent we add new leases and loans to our portfolios, or to the degree credit quality is worse than expected, we record expense to increase the allowance for credit losses to reflect the estimated net losses inherent in our portfolios. Actual losses may vary from current estimates.

Property and Equipment

The Company records property and equipment at cost. Equipment capitalized under capital leases is recorded at the present value of the minimum lease payments due over the lease term. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets or lease term, whichever is shorter. The Company generally uses depreciable lives that range from three to seven years based on equipment type.

Other Assets

Included in other assets on the Consolidated Balance Sheets are deferred transaction costs associated with term note securitization transactions, income taxes receivable, prepaid expenses, accrued fee income, progress payments on equipment purchased to lease and Federal Reserve Bank stock. Deferred transactions costs associated with term note securitization transactions were amortized over the estimated lives of the related term note securitization transactions using a method which approximates the effective interest method.

Securitizations

In connection with each of its term note securitization transactions, the Company established a bankruptcy remote special-purpose subsidiary ("SPE") and issued term debt to institutional investors. These SPEs were considered variable interest entities ("VIEs") under U.S. GAAP. The Company was required to consolidate VIEs in which it was deemed to be the primary beneficiary through having (1) power over the significant activities of the entity and (2) an obligation to absorb losses or the right to receive benefits from the VIE which were potentially significant to the VIE. The Company serviced the assets of its VIEs and retained equity and/or residual interests. Accordingly, assets and related debt of these VIEs were included in the accompanying Consolidated Balance Sheets. The Company's leases and restricted interest-earning deposits with banks were assigned as collateral for these borrowings and there was no further recourse to our general credit. Collateral in excess of these borrowings represented the Company's maximum loss exposure.

Interest Income

Interest income is recognized under the effective interest method. The effective interest method of income recognition applies a constant rate of interest equal to the internal rate of return on each lease. Generally, when a lease or loan is 90 days or more delinquent, the contract is classified as non-accrual, and we do not recognize interest income on that contract until it is less than 90 days delinquent.

Modifications to leases are accounted for in accordance with Topic 840 of the FASB ASC. Modifications resulting in renegotiated leases may include reductions in payment and extensions in term. However, such renegotiated leases are not granted concessions regarding implicit rates or reductions in total amounts due. Modifications may be granted on a one-time basis in situations that indicate the lessee is experiencing a temporary, timing issue and has a high likelihood of success with a revised payment plan. After a modification, a lease's accrual status is based on compliance with the modified terms.

Fee Income

Fee income consists of fees for delinquent lease and loan payments, cash collected on early termination of leases and net residual income. Net residual income includes income from lease renewals and gains and losses on the realization of residual values of leased equipment disposed at the end of a lease's term. Residual income is recognized as earned.

Fee income from delinquent lease payments is recognized on an accrual basis based on anticipated collection rates. At a minimum of every quarter, an analysis of anticipated collection rates is performed based on updates to collection history. Adjustments in the anticipated collection rate assumptions are made as needed based on this analysis. Other fees are recognized when received.

Insurance Income

Insurance income is recognized on an accrual basis as earned over the term of each lease. Generally, insurance payments that are 120 days or more past due are charged against income. Ceding commissions, losses and loss adjustment expenses are recorded in the period incurred and netted against insurance income.

Loss on Derivatives

Changes in the fair value of derivative instruments are recognized immediately in loss on derivatives.

Other Income

Other income includes various administrative transaction fees and fees received from lease syndications, recognized as earned.

Securities Available for Sale

Securities available for sale consist of mutual funds and municipal bonds that are measured at fair value on a recurring basis. Unrealized holding gains or losses of all securities available for sale, net of related deferred income taxes, are reported in accumulated other comprehensive income. Fair value measurement is based upon quoted prices in active markets, if available. If quoted prices in active markets are not available, fair values are based on prices obtained from third-party pricing vendors. See Note 11 for more information on fair value measurement of securities.

Initial Direct Costs and Fees

We defer initial direct costs incurred and fees received to originate our leases and loans in accordance with the Receivables Topic and the Nonrefundable Fees and Other Costs Subtopic of the FASB ASC. The initial direct costs and fees we defer are part of the net investment in leases and loans and are amortized to interest income using the effective interest method. We defer third-party commission costs, as well as certain internal costs directly related to the origination activity. Costs subject to deferral include evaluating each prospective customer's financial condition, evaluating and recording guarantees and other security arrangements, negotiating terms, preparing and processing documents and closing each transaction. The fees we defer are documentation fees collected at inception. The realization of the initial direct costs, net of fees deferred, is predicated on the net future cash flows generated by our lease and loan portfolios.

Common Stock and Equity

On November 2, 2007, the Company's Board of Directors approved a stock repurchase plan. Under the stock repurchase plan, the Company is authorized to repurchase its common stock on the open market. The par value of the shares repurchased is charged to common stock with the excess of the purchase price over par charged against any available additional paid-in capital.

Financing Related Costs

Financing related costs primarily consist of bank commitment fees paid to our financing sources on the unused portion of loan facilities. These fees are recognized as incurred.

Stock-Based Compensation

The Compensation—Stock Compensation Topic of the FASB ASC establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees and non-employees, except for equity instruments held by employee share ownership plans.

The Company measures stock-based compensation cost at grant date, based on the fair value of the awards ultimately expected to vest. Stock-based compensation expense is recognized on a straight-line basis over the service period. We generally use the Black-Scholes valuation model to measure the fair value of our stock options utilizing various assumptions with respect to expected holding period, risk-free interest rates, stock price volatility, and dividend yield. The assumptions are based on management's judgment concerning future events.

The fair value calculations for the one-time stock option exchange program the Company effected through an October 28, 2009 amendment to its 2003 Equity Compensation Plan were based on a binomial valuation model which considered many variables, such as the volatility of our stock and the expected term of an option, including consideration of the ratio of stock price to the exercise price at which exercise is expected to occur. The binomial valuation model was used for both the surrendered stock options and the new replacement options under the stock option exchange program.

As required by U.S. GAAP, the Company uses its judgment in estimating the amount of awards that are expected to be forfeited, with subsequent revisions to the assumptions if actual forfeitures differ from those estimates. The vesting of certain restricted shares may be accelerated to a minimum of three years based on achievement of various individual performance measures. Acceleration of expense for awards based on individual performance factors occurs when the achievement of the performance criteria is determined.

Non-forfeitable dividends paid on shares of restricted stock are recorded to retained earnings for shares that are expected to vest and to compensation expense for shares that are not expected to vest.

Income Taxes

The Income Taxes Topic of the FASB ASC requires the use of the asset and liability method under which deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of the enacted tax laws. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any necessary valuation allowance recorded against net deferred tax assets. The process involves summarizing temporary differences resulting from the different treatment of items, such as leases, for tax and accounting purposes. These differences result in deferred tax assets and liabilities which are included within the Consolidated Balance Sheets. Management then assesses the likelihood that deferred tax assets will be recovered from future taxable income or tax carry-back availability and, to the extent our management believes recovery is not likely, a valuation allowance is established. To the extent that we establish a valuation allowance in a period, an expense is recorded within the tax provision in the Consolidated Statements of Operations.

In accordance with U.S. GAAP, uncertain tax positions taken or expected to be taken in a tax return are subject to potential financial statement recognition based on prescribed recognition and measurement criteria. Based on our evaluation, we concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. At December 31, 2012 and 2011, there have been no material changes to the liability for uncertain tax positions and there are no significant unrecognized tax benefits.

The periods subject to examination for the Company's federal return include the 2006 tax year to the present. The Company files state income tax returns in various states which may have different statutes of limitations. Generally, state income tax returns for the years 2006 through the present are subject to examination. The Company has amended its previously filed income tax returns for the years 2006 through 2009, resulting in the recognition of a net tax receivable of approximately $15.4 million as described in Note 12 herein and originally discussed in Note 13 to the Company's Form 10-K for the year ended December 31, 2010. These amendments are subject to review by the various jurisdictions. The federal amended returns are currently in the review process.

The Company records penalties and accrued interest related to taxes, including penalties and interest related to uncertain tax positions, in income tax expense. Such adjustments have historically been minimal and immaterial to our financial results.

Earnings Per Share

The Company's restricted stock awards are paid non-forfeitable common stock dividends and thus meet the criteria of participating securities. Accordingly, earnings per share ("EPS") is calculated using the two-class method, under which earnings are allocated to both common shares and participating securities. All shares of restricted stock are deducted from the weighted average shares outstanding for the computation of basic EPS.

Diluted EPS is computed based on the weighted average number of common shares outstanding for the period including the dilutive impact of the exercise or conversion of common stock equivalents, such as stock options, into shares of common stock as if those securities were exercised or converted.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This guidance clarifies the FASB's intent about the application of existing fair value measurement and disclosure requirements and, in limited situations, changes certain principles or requirements for measuring fair value and disclosing information about fair value measurements. The guidance is effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of the new requirements did not have a material impact on the consolidated earnings, financial position or cash flows of the Company.

In June 2011, the FASB issued Accounting Standards Update 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income ("ASU 2011-05"). This guidance affected the presentation of comprehensive income, but did not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. In December 2011, the FASB issued Accounting Standards Update 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05" ("ASU 2011-12"). ASU 2011-12 deferred those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments. ASU 2011-12 reinstated the requirements for the presentation of reclassifications that were in place prior to the issuance of ASU 2011-05 and did not change the effective date for ASU 2011-05. ASU 2011-12 did not impact the requirement of ASU 2011-05 to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements, as reflected in this report. The guidance was effective for interim and annual reporting periods beginning after December 15, 2011. Because ASU 2011-05 and ASU 2011-12 impacted disclosures only, they did not affect the consolidated earnings, financial position or cash flows of the Company.

In February 2013, the FASB issued Accounting Standards Update 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income ("ASU 2013-02"). This guidance does not change the current requirements for reporting net income or other comprehensive income in the financial statements. However, ASU 2013-02 requires presentation in interim and annual financial statements of the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source, and the income statement line items affected by the reclassification. This information may be presented in a single note or on the face of the financial statements. The guidance is effective for interim and annual reporting periods beginning after December 15, 2012. ASU 2013-02 is not expected to have a significant impact on the Company's disclosures. Because ASU 2013-02 impacts disclosures only, it will not affect the consolidated earnings, financial position or cash flows of the Company.

NOTE 3 - Net Investment in Leases and Loans

Net investment in leases and loans consists of the following:

	December 31,	
	2012	2011
	(Dollars in thousands)	
Minimum lease payments receivable	$577,545	$437,302
Estimated residual value of equipment	29,913	32,743
Unearned lease income, net of initial direct costs and fees deferred	(95,696)	(74,199)
Security deposits	(2,778)	(3,115)
Loans, including unamortized deferred fees and costs	521	462
Allowance for credit losses	(6,488)	(5,353)
	$503,017	$387,840

At December 31, 2012, a total of $45.1 million of minimum lease payments receivable is assigned as collateral for borrowings.

Initial direct costs net of fees deferred were $9.3 million and $7.2 million as of December 31, 2012 and December 31, 2011, respectively, and are netted in unearned income and will be amortized to income using the effective interest method. At December 31, 2012 and December 31, 2011, $23.8 million and $26.5 million, respectively, of the estimated residual value of equipment retained on our Consolidated Balance Sheets was related to copiers.

Minimum lease payments receivable under lease contracts and the amortization of unearned lease income, including initial direct costs and fees deferred, are as follows as of December 31, 2012:

	Minimum Lease Payments Receivable	Income Amortization
	(Dollars in thousands)	
Period Ending December 31,		
2013	$228,557	$48,107
2014	164,482	27,825
2015	106,781	13,611
2016	56,561	5,173
2017	20,511	965
Thereafter	653	15
	$577,545	$95,696

Income is not recognized on leases or loans when a default on monthly payment exists for a period of 90 days or more. Income recognition resumes when the contract becomes less than 90 days delinquent. As of December 31, 2012 and December 31, 2011, the Company maintained total finance receivables which were on a non-accrual basis of $1.4 million and $0.8 million, respectively. As of December 31, 2012 and December 31,

2011, the Company had total finance receivables in which the terms of the original agreements had been renegotiated in the amount of $0.9 million and $1.1 million, respectively. (See Note 5 for additional asset quality information.)

NOTE 4 - Concentrations of Risk

As of December 31, 2012, leases approximating 11% and 9% of the net investment balance of leases by the Company were located in the states of California and New York, respectively. No other state accounted for more than 9% of the net investment balance of leases owned and serviced by the Company as of December 31, 2012. As of December 31, 2012, no single vendor source accounted for more than 2% of the net investment balance of leases owned by the Company. The largest single obligor accounted for less than 1% of the net investment balance of leases owned by the Company as of December 31, 2012. Although the Company's portfolio of leases includes lessees located throughout the United States, such lessees' ability to honor their contracts may be substantially dependent on economic conditions in these states. All such contracts are collateralized by the related equipment. The Company leases to a variety of different industries, including the medical, retail, service, manufacturing and restaurant industries, among others. To the extent that the economic or regulatory conditions prevalent in such industries change, the lessees' ability to honor their lease obligations may be adversely impacted. As of December 31, 2012, copiers comprised 79.6% of the estimated residual value of leased equipment. No other group of equipment represented more than 10% of equipment residuals as of December 31, 2012. Improvements and other changes in technology could adversely impact the Company's ability to realize the recorded value of this equipment. There were no impairments of estimated residual value recorded during the years ended December 31, 2012, 2011 or 2010.

NOTE 5 - Allowance for Credit Losses

In accordance with the Contingencies Topic of the FASB ASC, we maintain an allowance for credit losses at an amount sufficient to absorb losses inherent in our existing lease and loan portfolios as of the reporting dates based on our estimate of probable net credit losses.

The chart which follows provides activity in the allowance for credit losses and asset quality statistics for each of the years ended December 31, 2012, 2011 and 2010.

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Allowance for credit losses, beginning of period	$ 5,353	$ 7,718	$ 12,193
Charge-offs	(6,358)	(8,624)	(17,095)
Recoveries	1,573	2,125	3,182
Net charge-offs	(4,785)	(6,499)	(13,913)
Provision for credit losses	5,920	4,134	9,438
Allowance for credit losses, end of period[1]	$ 6,488	$ 5,353	$ 7,718
Net charge-offs to average total finance receivables[2]	1.11%	1.81%	3.58%
Allowance for credit losses to total finance receivables, end of period[2]	1.30%	1.39%	2.19%
Average total finance receivables[2]	$432,829	$358,326	$389,001
Total finance receivables, end of period[2]	$500,203	$385,984	$352,527
Delinquencies greater than 60 days past due	$ 2,444	$ 1,663	$ 3,504
Delinquencies greater than 60 days past due[3]	0.42%	0.38%	0.90%
Allowance for credit losses to delinquent accounts greater than 60 days past due[3]	265.47%	321.89%	220.26%
Non-accrual leases and loans, end of period	$ 1,395	$ 829	$ 1,996
Renegotiated leases and loans, end of period	$ 862	$ 1,052	$ 2,221

(1) At December 31, 2012 and 2011, there was no allowance for credit losses allocated to loans. The allowance for credit losses allocated to loans at December 31, 2010 was $0.1 million.
(2) Total finance receivables include net investment in direct financing leases and loans. For purposes of asset quality and allowance calculations, the effects of (i) the allowance for credit losses and (ii) initial direct costs and fees deferred are excluded.
(3) Calculated as a percent of total minimum lease payments receivable for leases and as a percent of principal outstanding for loans.

Net investments in finance receivables are generally charged-off when they are contractually past due for 121 days. Income is not recognized on leases or loans when a default on monthly payment exists for a period of 90 days or more. Income recognition resumes when a lease or loan becomes less than 90 days delinquent. At December 31, 2012 and 2011, there were no finance receivables past due 90 days or more and still accruing.

Net charge-offs for the year ended December 31, 2012 were $4.8 million, or 1.11% of average total finance receivables, compared to $6.5 million, or 1.81% of average total finance receivables, for the year ended December 31, 2011. The decrease in net charge-offs during year ended December 31, 2012 compared to recent years is primarily due to improving delinquency migrations, partially offset by the growth in average total finance receivables. Our key credit quality indicator is delinquency status.

NOTE 6 - Property and Equipment, Net

Property and equipment consist of the following:

	December 31,		
	2012	2011	Depreciable Life
	(Dollars in thousands)		
Furniture and equipment	$ 2,790	$ 2,787	7 years
Computer systems and equipment	9,462	8,795	3-5 years
Leasehold improvements	620	620	Shorter of estimated useful life or remaining lease term
Total property and equipment	12,872	12,202	
Less—Accumulated depreciation and amortization	(10,902)	(10,150)	
Property and equipment, net	$ 1,970	$ 2,052	

Depreciation and amortization expense was $0.9 million, $1.0 million and $0.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

NOTE 7 - Other Assets

Other assets are comprised of the following:

	December 31,	
	2012	2011
	(Dollars in thousands)	
Accrued fees receivable	$ 1,583	$ 1,644
Deferred transaction costs	427	1,219
Prepaid expenses	1,588	1,660
Income taxes receivable (See Note 12 for further discussion)	16,535	16,131
Other	3,496	2,456
	$23,629	$23,110

NOTE 8 - Commitments and Contingencies

MBB is a member bank in a non-profit, multi-financial institution consortium serving as a catalyst for community development by offering flexible financing for affordable, quality housing to low- and moderate-income residents. Currently, MBB receives approximately 1.2% participation in each funded loan under the program. MBB records loans in its financial statements when they have been funded or become payable. Such loans help MBB satisfy its obligations under the Community Reinvestment Act of 1977. At December 31, 2012, MBB had an unfunded commitment of $1.4 million for this activity. Unless renewed prior to termination, MBB's membership in the consortium will expire in June 2013.

The Company is involved in legal proceedings, which include claims, litigation and suits arising in the ordinary course of business. In the opinion of management, these actions will not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

As of December 31, 2012, the Company leases all five of its office locations including its executive offices in Mt. Laurel, New Jersey, and its offices in or near Atlanta, Georgia; Philadelphia, Pennsylvania; Salt Lake City, Utah; and Sherwood, Oregon. These lease commitments are accounted for as operating leases.

The Company has entered into several capital leases to finance corporate property and equipment.

The following is a schedule of future minimum lease payments for capital and operating leases as of December 31, 2012:

	Future Minimum Lease Payment Obligations		
Period Ending December 31,	**Capital Leases**	**Operating Leases**	**Total**
	(Dollars in thousands)		
2013	$115	$850	$ 965
2014	85	146	231
2015	—	—	—
2016	—	—	—
2017	—	—	—
Total minimum lease payments	$200	$996	$1,196
Less: amount representing interest	(10)		
Present value of minimum lease payments	$190		

Subsequent to December 31, 2012, the Company extended its lease agreement on its executive offices in Mount Laurel, New Jersey. The original expiration date of May 2013 was extended to May 2020, with an expected obligation of approximately $1.1 million per year. Concurrently, the Company also entered into a lease agreement for an additional 9,700 square feet at the same location, which commences in June 2014 and expires in May 2020. The expected annual obligation under such lease is approximately $0.2 million per year. These obligations are not reflected in the table above, since they were not in place at December 31, 2012.

Rent expense was $1.1 million, $1.1 million and $1.1 million for the years ended December 31, 2012, 2011, and 2010, respectively.

The Company has employment agreements with certain senior officers that currently extend through November 12, 2014, with certain renewal options.

NOTE 9 - Deposits

MBB serves as the Company's primary funding source. MBB issues fixed-rate FDIC-insured certificates of deposit raised nationally through various brokered deposit relationships and fixed-rate FDIC-insured deposits directly from other financial institutions. As of December 31, 2012, the remaining scheduled maturities of time deposits are as follows:

	Scheduled Maturities
	(Dollars in thousands)
Period Ending December 31,	
2013	$165,511
2014	95,112
2015	61,588
2016	36,299
2017	19,678
	$378,188

All time deposits are in denominations of $250,000 or less. The FDIC insures deposits up to $250,000 per depositor. The weighted average all-in interest rate of deposits outstanding at December 31, 2012 was 0.97%.

NOTE 10 - Long-term Borrowings

Borrowings with an original maturity of one year or more are classified as long-term borrowings. The Company's term note securitizations and long-term loan facilities are classified as long-term borrowings.

The Company's total borrowings outstanding consist of the following:

	December 31,	
	2012	2011
	(Dollars in thousands)	
07-1 Term Note Securitization	$ —	$28,212
10-1 Term Note Securitization	—	16,907
Long-term Loan Facilities	15,514	46,885
Total	$15,514	$92,004

For the years ended December 31, 2012, 2011 and 2010, the Company incurred commitment fees on the unused portion of loan facilities of $0.6 million, $0.4 million, and $0.4 million, respectively.

The Company's short-term and long-term borrowings are collateralized by certain of the Company's direct financing leases. The Company is restricted from selling, transferring or assigning these leases or placing liens or pledges on these leases. At the end of each period, the Company has the following minimum lease payments receivable assigned as collateral:

	December 31,	
	2012	2011
	(Dollars in thousands)	
07-1 Term Note Securitization	$ —	$ 28,505
10-1 Term Note Securitization	—	25,397
Long-term Loan Facilities	45,076	77,909
Total	$45,076	$131,811

Federal Funds Line of Credit with Correspondent Bank

MBB has established a federal funds line of credit with a correspondent bank. This line allows for both selling and purchasing of federal funds. The amount that can be drawn against the line is limited to $10.0 million.

Federal Reserve Discount Window

In addition, MBB has received approval to borrow from the Federal Reserve Discount Window based on the amount of assets MBB chooses to pledge. MBB had $17.5 million in unused, secured borrowing capacity at the Federal Reserve Discount Window, based on $22.6 million of net investment in leases pledged at December 31, 2012.

Term Note Securitizations

06-1 Transaction—On September 21, 2006, the Company closed a $380.2 million term note securitization. On April 15, 2011, the Company elected to exercise its call option and paid off the remaining $12.1 million of its 2006 term note securitization.

07-1 Transaction—On October 24, 2007, the Company closed a $440.5 million term note securitization. In connection with the 2007-1 transaction, seven classes of fixed-rate notes were issued to investors. The weighted average interest coupon approximated 5.70% over the term of the financing. After the effects of hedging and other transaction costs are considered, total interest expense on the 2007-1 term transaction averaged approximately 6.32% over the term of the financing. On April 16, 2012, the Company elected to exercise its call option and paid off the remaining $16.9 million of its 2007 term note securitization.

10-1 Transaction—On February 12, 2010, the Company completed an $80.7 million term asset-backed securitization, of which it elected to defer the issuance of subordinated notes totaling $12.5 million. The two senior classes of notes issued under the securitization constituted eligible collateral under the Federal Reserve Bank of New York's Term Asset-Backed Securities Loan Facility ("TALF") program. This financing provided the Company with fixed-cost borrowing and was recorded in long-term borrowings in the Consolidated Balance Sheets. Total interest expense on the 2010-1 term transaction averaged approximately 3.13% over the term of the financing. On December 17, 2012, the Company elected to exercise its call option and paid off the remaining $3.5 million of its 2010 term note securitization.

Long-term Loan Facilities

On October 9, 2009, Marlin Business Services Corp.'s wholly-owned subsidiary, Marlin Receivables Corp. ("MRC"), closed on a $75.0 million, three-year committed loan facility with the lender finance division of Wells Fargo Capital Finance. The facility is secured by a lien on MRC's assets and is supported by guaranties from Marlin Business Services Corp. and Marlin Leasing Corporation. Advances under the facility are made pursuant to a borrowing base formula, and the proceeds are used to fund lease originations. On June 26, 2012, the facility was amended to extend the maturity date to October 9, 2015. An event of default, such as non-payment of amounts when due under the loan agreement or a breach of covenants, may accelerate the maturity date of the facility.

On September 24, 2010, the Company's subsidiary, Marlin Leasing Receivables XIII LLC ("MLR XIII"), closed on a $50.0 million three-year committed loan facility with Key Equipment Finance Inc. The facility is secured by a lien on MLR XIII's assets. Advances under the facility are made pursuant to a borrowing base formula, and the proceeds are used to fund lease originations. The maturity date of the facility is September 23, 2013. An event of default such as non-payment of amounts when due under the loan agreement or a breach of covenants may accelerate the maturity date of the facility.

Financial Covenants

The Company's secured borrowing arrangements contain numerous covenants, restrictions and default provisions that it must comply with in order to obtain funding through the facilities and to avoid an event of default. Some of the critical financial and credit quality covenants under the Company's borrowing arrangements as of December 31, 2012 include:

	Actual[1]	Requirement
Tangible net worth minimum	$174.3 million	$149.5 million
Debt-to-equity ratio maximum	2.25 to 1	5.5 to 1
Maximum servicer senior leverage ratio	0.15 to 1	5.0 to 1
Maximum portfolio delinquency ratio	0.42%	3.50%
Maximum gross charge-off ratio	1.45%	7.00%

(1) Calculations are based on specific contractual definitions and subsidiaries per the applicable debt agreements, which may differ from ratios or amounts presented elsewhere in this document.

A change in the Chief Executive Officer, Chief Operating Officer or Chief Financial Officer is an event of default under the long-term loan facilities unless a replacement acceptable to the Company's lenders is hired within 120 days. A merger or consolidation with another company in which the Company is not the surviving entity is also an event of default under the financing facilities. The Company's long-term loan facilities contain acceleration clauses allowing the creditor to accelerate the scheduled maturities of the obligation under certain conditions that may not be objectively determinable (for example, "if a material adverse change occurs"). An event of default under any of the facilities could result in an acceleration of amounts outstanding under the facilities, foreclosure on all or a portion of the leases financed by the facilities and/or the removal of the Company as servicer of the leases financed by the facility.

As of December 31, 2012, the Company was in compliance with the terms of its secured borrowing arrangements.

Scheduled principal and interest payments on outstanding borrowings as of December 31, 2012 are as follows:

	Principal	Interest[1]
	(Dollars in thousands)	
Period Ending December 31,		
2013	$ 4,028	$ 491
2014	—	351
2015	11,486	272
2016	—	—
2017	—	—
Total	$15,514	$1,114

(1) Interest on variable-rate long-term loan facilities is assumed at the December 31, 2012 rate for the remaining term.

NOTE 11 - Fair Value Measurements and Disclosures about the Fair Value of Financial Instruments

Fair Value Measurements

The Fair Value Measurements and Disclosures Topic of the FASB ASC establishes a framework for measuring fair value and requires certain disclosures about fair value measurements. Its provisions do not apply to fair value measurements for purposes of lease classification and measurement, which is addressed in the Leases Topic of the FASB ASC.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability at the measurement date (exit price). A three-level valuation hierarchy is required for disclosure of fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the measurement in its entirety.

The three levels are defined as follows:

- Level 1—Inputs to the valuation are unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2—Inputs to the valuation may include quoted prices for similar assets and liabilities in active or inactive markets, and inputs other than quoted prices, such as interest rates and yield curves, which are observable for the asset or liability for substantially the full term of the financial instrument.
- Level 3—Inputs to the valuation are unobservable and significant to the fair value measurement. Level 3 inputs shall be used to measure fair value only to the extent that observable inputs are not available.

The Company characterizes active markets as those where transaction volumes are sufficient to provide objective pricing information, such as an exchange traded price. Inactive markets are typically characterized by low transaction volumes, and price quotations that vary substantially among market participants or are not based on current information.

From time to time, the Company uses derivative financial instruments to manage exposure to the effects of changes in market interest rates and to fulfill certain covenants in our borrowing arrangements. All derivatives are measured at fair value on a recurring basis and recorded on the Consolidated Balance Sheets at their fair value as either assets or liabilities using measurements classified as Level 2. Because the Company's derivatives are not listed on an exchange, the Company values these instruments using a valuation model with pricing inputs that are observable in the market or that can be derived principally from or corroborated by observable market data. These inputs include the forward London Interbank Offered Rate ("LIBOR") curve on which the variable payments are based and the applicable interest-rate swap market curve. The Company's methodology also incorporates the impact of both the Company's and the counterparty's credit standing.

The Company's balances measured at fair value on a recurring basis include the following as of December 31, 2012 and 2011:

	December 31, 2012		December 31, 2011	
	Fair Value Measurements Using		Fair Value Measurements Using	
	Level 1	Level 2	Level 1	Level 2
	(Dollars in thousands)			
Assets				
Securities available for sale	$3,250	$1,595	$1,780	$ —
Interest-rate caps purchased	$ —	$ —	$ —	$ 6

At this time, the Company has not elected to report any assets and liabilities using the fair value option available under the Financial Instruments Topic of the FASB ASC. There have been no transfers between Level 1 and Level 2 of the fair value hierarchy.

Disclosures about the Fair Value of Financial Instruments

The Financial Instruments Topic of the FASB ASC requires the disclosure of the estimated fair value of financial instruments including those financial instruments not measured at fair value on a recurring basis. This requirement excludes certain instruments, such as the net investment in leases and all nonfinancial instruments.

The fair values shown below have been derived, in part, by management's assumptions, the estimated amount and timing of future cash flows and estimated discount rates. Valuation techniques involve uncertainties and require assumptions and judgments regarding prepayments, credit risk and discount rates. Changes in these assumptions will result in different valuation estimates. The fair values presented would not necessarily be realized in an immediate sale. Derived fair value estimates cannot necessarily be substantiated by comparison to independent markets or to other companies' fair value information.

The following summarizes the carrying amount and estimated fair value of the Company's financial instruments:

	December 31, 2012		December 31, 2011	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)			
Assets				
Cash and cash equivalents	$ 64,970	$ 64,970	$ 42,285	$ 42,285
Restricted interest-earning deposits with banks	3,520	3,520	28,637	28,637
Securities available for sale	4,845	4,845	1,780	1,780
Loans	521	521	462	462
Interest-rate caps purchased	—	—	6	6
Liabilities				
Deposits	378,188	379,596	198,579	199,760
Long-term borrowings	15,514	15,514	92,004	93,485
Sales and property taxes payable	4,505	4,505	2,169	2,169
Accounts payable and accrued expenses	12,062	12,062	8,791	8,791

The paragraphs which follow describe the methods and assumptions used in estimating the fair values of financial instruments.

(a) Cash and Cash Equivalents

The carrying amounts of the Company's cash and cash equivalents approximate fair value as of December 31, 2012 and December 31, 2011, because they bear interest at market rates and had maturities of less than 90 days at the time of purchase. This fair value measurement is classified as Level 1.

(b) Restricted Interest-Earning Deposits with Banks

The Company maintains various interest-earning trust accounts related to our secured debt facilities. The book value of such accounts is included in restricted interest-earning deposits with banks on the accompanying Consolidated Balance Sheet. These accounts earn a floating market rate of interest which results in a fair value approximating the carrying amount at December 31, 2012 and December 31, 2011. This fair value measurement is classified as Level 1.

(c) Securities Available for Sale

Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon various sources of market pricing. Securities are classified within the fair value hierarchy after giving consideration to the activity level in the market for the security type and the observability of the inputs used to determine the fair value. When available, the Company uses quoted prices in active markets and classifies such instruments within Level 1 of the fair value hierarchy. Level 1 securities include mutual funds. When instruments are traded in secondary markets and quoted market prices do not exist for such securities, the Company relies on prices obtained from third-party pricing vendors and classifies these instruments within Level 2 of the fair value hierarchy. The third-party vendors use a variety of methods when pricing securities that incorporate relevant market data to arrive at an estimate of what a buyer in the marketplace would pay for a security under current market conditions. Level 2 securities include municipal bonds.

(d) Loans

Loans are primarily comprised of participating interests acquired through membership in a non-profit, multi-financial institution consortium serving as a catalyst for community development by offering financing for affordable, quality housing to low- and moderate-income residents. Such loans help MBB satisfy its obligations under the Community Reinvestment Act of 1977. The fair value of the Company's loans approximates the carrying amount at December 31, 2012 and December 31, 2011. This estimate was based on recent comparable sales transactions with consideration of current market rates. This fair value measurement is classified as Level 2.

(e) Interest-Rate Caps Purchased

Interest-rate caps are measured at fair value on a recurring basis in accordance with the requirements of the Fair Value Measurements and Disclosures Topic of the FASB ASC, using the inputs and methods described previously in the first section of this Note 11. This fair value measurement is classified as Level 2.

(f) Deposits

The fair value of the Company's deposits is estimated by discounting cash flows at current rates paid by the Company for similar certificates of deposit of the same or similar remaining maturities. This fair value measurement is classified as Level 2.

(g) Long-Term Borrowings

The fair value of the Company's debt and secured borrowings is estimated by discounting cash flows at indicative market rates applicable to the Company's debt and secured borrowings of the same or similar remaining maturities. This fair value measurement is classified as Level 2.

(h) Sales and Property Taxes Payable

The carrying amount of the Company's sales and property taxes payable approximates fair value as of December 31, 2012 and December 31, 2011, because of the relatively short timeframe to realization. This fair value measurement is classified as Level 2.

(i) Accounts Payable and Accrued Expenses

The carrying amount of the Company's accounts payable and accrued expenses approximates fair value as of December 31, 2012 and December 31, 2011, because of the relatively short timeframe to realization. This fair value measurement is classified as Level 2.

NOTE 12 - INCOME TAXES

The Company's income tax provision consisted of the following components:

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Current:			
Federal	$ 9,045	$ 9,377	$(10,054)
State	1,143	1,025	(1,462)
Total current	10,188	10,402	(11,516)
Deferred			
Federal	(3,077)	(6,243)	11,976
State	46	(12)	2,035
Total deferred	(3,031)	(6,255)	14,011
Total income tax expense	$ 7,157	$ 4,147	$ 2,495

In accordance with U.S. GAAP, uncertain tax positions taken or expected to be taken in a tax return are subject to potential financial statement recognition based on prescribed recognition and measurement criteria. Based on our evaluation, we concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. For the years ended December 31, 2012, 2011 and 2010, there have been no material changes to the liability for uncertain tax positions and there are no significant unrecognized tax benefits. We do not expect our unrecognized tax positions to change significantly over the next 12 months.

The periods subject to examination for the Company's federal return include the 2006 tax year to the present. The Company files state income tax returns in various states which may have different statutes of limitations. Generally, state income tax returns for the years 2006 through the present are subject to examination. No material income tax interest or penalties were incurred for the years ended December 31, 2012, 2011 or 2010.

Deferred income tax expense results principally from the use of different revenue and expense recognition methods for tax and financial accounting purposes, primarily related to lease accounting. The Company estimates these differences and adjusts to actual upon preparation of the income tax returns.

The sources of these temporary differences and the related tax effects were as follows:

	December 31,	
	2012	2011
	(Dollars in thousands)	
Deferred income tax assets:		
Allowance for credit losses	$ 2,755	$ 2,334
Interest-rate swaps and caps	65	52
Accrued expenses	1,055	822
Deferred income	1,850	1,510
Deferred compensation	1,671	2,205
Other comprehensive income	—	1
Other	113	310
Total deferred income tax assets	7,509	7,234
Deferred income tax liabilities:		
Lease accounting	(22,547)	(25,421)
Deferred acquisition costs	(2,656)	(1,983)
Other comprehensive income	(34)	—
Depreciation	(101)	(155)
Total deferred income tax liabilities	(25,338)	(27,559)
Net deferred income tax liability	$(17,829)	$(20,325)

During the fourth quarter of 2010, the Company completed an analysis of its deferred tax assets and liabilities. As a result of that analysis, the Company determined that it had over-reported lease revenues in its previously filed income tax returns. As a result of the planned amendments for the years 2006 through 2009 to claim appropriate refunds, during the fourth quarter of 2010 the Company increased its current income taxes receivable by $15.4 million and recognized a current tax benefit of approximately $0.5 million to reflect interest receivable on such amended returns. During 2011, the Company filed the amended income tax returns for the expected refunds. These amendments are subject to review by the various jurisdictions. The federal amended returns are currently in the review process. The statute of limitations has been extended to December 31, 2014 for tax periods ended December 31, 2006 to 2009. The Company's current income taxes receivable represents management's best estimate of amounts expected to be received.

As of December 31, 2012, the Company has utilized all of its federal net operating loss carryforwards generated in prior tax years.

The following is a reconciliation of the statutory federal income tax rate to the effective income tax rate:

	Year Ended December 31,		
	2012	2011	2010
Statutory federal income tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	4.1%	5.1%	4.6%
Other permanent differences	0.1%	0.2%	0.1%
Interest on amended returns	(0.3)%	— %	(6.1)%
Other	(0.9)%	(0.1)%	(3.0)%
Effective rate	38.0%	40.2%	30.6%

NOTE 13 - Earnings Per Common Share

The Company's restricted stock awards are paid non-forfeitable common stock dividends and thus meet the criteria of participating securities. Accordingly, EPS has been calculated using the two-class method, under which earnings are allocated to both common stock and participating securities.

Basic EPS has been computed by dividing net income allocated to common stock by the weighted average common shares used in computing basic EPS. For the computation of basic EPS, all shares of restricted stock have been deducted from the weighted average shares outstanding.

Diluted EPS has been computed by dividing net income allocated to common stock by the weighted average number of common shares used in computing basic EPS, further adjusted by including the dilutive impact of the exercise or conversion of common stock equivalents, such as stock options, into shares of common stock as if those securities were exercised or converted.

The following table provides net income and shares used in computing basic and diluted EPS:

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands, except per-share data)		
Basic EPS			
Net income	$ 11,697	$ 6,175	$ 5,668
Less: net income allocated to participating securities	(500)	(453)	(420)
Net income allocated to common stock	$ 11,197	$ 5,722	$ 5,248
Weighted average common shares outstanding	12,739,072	12,877,337	12,836,340
Less: Unvested restricted stock awards considered participating securities	(562,772)	(953,674)	(950,975)
Adjusted weighted average common shares used in computing basic EPS	12,176,300	11,923,663	11,885,365
Basic EPS	$ 0.92	$ 0.48	$ 0.44
Diluted EPS			
Net income allocated to common stock	$ 11,197	$ 5,722	$ 5,248
Adjusted weighted average common shares used in computing basic EPS	12,176,300	11,923,663	11,885,365
Add: Effect of dilutive stock options	83,034	66,700	65,811
Adjusted weighted average common shares used in computing diluted EPS	12,259,334	11,990,363	11,951,176
Diluted EPS	$ 0.91	$ 0.48	$ 0.44

For the years ended December 31, 2012, 2011 and 2010, options to purchase 44,911, 322,623 and 376,151 shares of common stock were not considered in the computation of potential common shares for purposes of diluted EPS, since the exercise prices of the options were greater than the average market price of the Company's common stock for the respective periods.

NOTE 14 - Stockholders' Equity

Stockholders' Equity

On November 2, 2007, the Company's Board of Directors approved a stock repurchase plan. Under this program, the Company is authorized to repurchase up to $15 million in value of its outstanding shares of common stock. This authority may be exercised from time to time and in such amounts as market conditions warrant. Any shares purchased under this plan are returned to the status of authorized but unissued shares of common stock. The repurchases may be made on the open market, in block trades or otherwise. The program may be suspended or discontinued at any time. The repurchases are funded using the Company's working capital.

During the year ended December 31, 2012, the Company purchased 33,546 shares of its common stock in the open market at an average cost of $17.91 per share. The Company purchased 400,475 shares of its common stock at an average cost of $11.74 per share during the year ended December 31, 2011. The Company purchased 21,822 shares of its common stock at an average cost of $10.43 per share during the year ended December 31, 2010. At December 31, 2012, the Company had $5.1 million remaining in its stock repurchase plan authorized by the Board of Directors.

In addition to the repurchases described above, pursuant to the Company's 2003 Equity Compensation Plan as Amended (the "2003 Plan"), participants may have shares withheld to cover income taxes. There were 111,769, 144,291 and 59,103 shares repurchased to cover income tax withholding during the years ended December 31, 2012, 2011 and 2010, respectively, at average per-share costs of $14.21, $12.12 and $9.12, respectively.

Regulatory Capital Requirements

Through its issuance of FDIC-insured certificates of deposit, MBB serves as the Company's primary funding source. Over time, MBB may offer other products and services to the Company's customer base. MBB operates as a Utah state-chartered, Federal Reserve member commercial bank, insured by the FDIC. As a state-chartered Federal Reserve member bank, MBB is supervised by both the Federal Reserve Bank of San Francisco and the Utah Department of Financial Institutions.

MBB is subject to capital adequacy guidelines issued by the Federal Financial Institutions Examination Council (the "FFIEC"). These risk-based capital and leverage guidelines make regulatory capital requirements more sensitive to differences in risk profiles among banking organizations and consider off-balance sheet exposures in determining capital adequacy. The FFIEC and/or the U.S. Congress may determine to increase capital requirements in the future due to the current economic environment. Under the rules and regulations of the FFIEC, at least half of a bank's total capital is required to be "Tier 1 Capital" as defined in the regulations, comprised of common equity, retained earnings and a limited amount of non-cumulative perpetual preferred stock. The remaining capital, "Tier 2 Capital," as defined in the regulations, may consist of other preferred stock, a limited amount of term subordinated debt or a limited amount of the reserve for possible credit losses. The FFIEC has also adopted minimum leverage ratios for banks, which are calculated by dividing Tier 1 Capital by total quarterly average assets. Recognizing that the risk-based capital standards principally address credit risk rather than interest rate, liquidity, operational or other risks, many banks are expected to maintain capital in excess of the minimum standards. The Company plans to provide the necessary capital to maintain MBB at "well-capitalized" status as defined by banking regulations. MBB's Tier 1 Capital balance at December 31, 2012 was $69.3 million, which met all capital requirements to which MBB is subject and qualified MBB for "well-capitalized" status. Bank holding companies are required to comply with the Federal Reserve Board's risk-based capital guidelines that require a minimum ratio of total capital to risk-weighted assets of 8%. At least half of the total capital is required to be Tier 1 Capital. In addition to the risk-based capital guidelines, the Federal Reserve

Board has adopted a minimum leverage capital ratio under which a bank holding company must maintain a ratio of Tier 1 Capital to average total consolidated assets of at least 3% in the case of a bank holding company which has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a leverage capital ratio of at least 4%. At December 31, 2012, Marlin Business Services Corp. also exceeded its regulatory capital requirements and was considered "well-capitalized" as defined by federal banking regulations.

The following table sets forth the Tier 1 leverage ratio, Tier 1 risk-based capital ratio and total risk-based capital ratio for Marlin Business Services Corp. and MBB at December 31, 2012.

	Actual		Minimum Capital Requirement		Well-Capitalized Capital Requirement	
	Ratio	Amount	Ratio[1]	Amount	Ratio	Amount
			(Dollars in thousands)			
Tier 1 Leverage Capital						
Marlin Business Services Corp.	29.35%	$174,195	4%	$23,742	5%	$29,678
Marlin Business Bank	15.66%	$ 69,344	5%	$22,141	5%	$22,141
Tier 1 Risk-based Capital						
Marlin Business Services Corp.	31.76%	$174,195	4%	$21,941	6%	$32,911
Marlin Business Bank	15.50%	$ 69,344	6%	$26,842	6%	$26,842
Total Risk-based Capital						
Marlin Business Services Corp.	32.95%	$180,723	8%	$43,881	10%	$54,851
Marlin Business Bank	16.63%	$ 74,388	15%	$67,106	10%[1]	$44,737

(1) MBB is required to maintain "well-capitalized" status and must also maintain a total risk-based capital ratio greater than 15% pursuant to an agreement entered into by and among MBB, the Company, Marlin Leasing Corporation and the FDIC in conjunction with the opening of MBB (the "FDIC Agreement").

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires the federal regulators to take prompt corrective action against any undercapitalized institution. Five capital categories have been established under federal banking regulations: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Well-capitalized institutions significantly exceed the required minimum level for each relevant capital measure. Adequately capitalized institutions include depository institutions that meet but do not significantly exceed the required minimum level for each relevant capital measure. Undercapitalized institutions consist of those that fail to meet the required minimum level for one or more relevant capital measures. Significantly undercapitalized characterizes depository institutions with capital levels significantly below the minimum requirements for any relevant capital measure. Critically undercapitalized refers to depository institutions with minimal capital and at serious risk for government seizure.

Under certain circumstances, a well-capitalized, adequately capitalized or undercapitalized institution may be treated as if the institution were in the next lower capital category. A depository institution is generally prohibited from making capital distributions, including paying dividends, or paying management fees to a holding company if the institution would thereafter be undercapitalized. Institutions that are adequately capitalized but not well-capitalized cannot accept, renew or roll over brokered deposits except with a waiver from the FDIC and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew or roll over brokered deposits.

The federal bank regulatory agencies are permitted or, in certain cases, required to take certain actions with respect to institutions falling within one of the three undercapitalized categories. Depending on the level of an institution's capital, the agency's corrective powers include, among other things:

- prohibiting the payment of principal and interest on subordinated debt;
- prohibiting the holding company from making distributions without prior regulatory approval;
- placing limits on asset growth and restrictions on activities;
- placing additional restrictions on transactions with affiliates;
- restricting the interest rate the institution may pay on deposits;
- prohibiting the institution from accepting deposits from correspondent banks; and
- in the most severe cases, appointing a conservator or receiver for the institution.

A banking institution that is undercapitalized is required to submit a capital restoration plan, and such a plan will not be accepted unless, among other things, the banking institution's holding company guarantees the plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy.

Pursuant to the FDIC Agreement entered into in conjunction with the opening of MBB, MBB must keep its total risk-based capital ratio above 15%. MBB's total risk-based capital ratio of 16.63% at December 31, 2012 exceeded the threshold for "well capitalized" status under the applicable laws and regulations, and also exceeded the 15% minimum total risk-based capital ratio required in the FDIC Agreement.

Dividends. The Federal Reserve Board has issued policy statements which provide that, as a general matter, insured banks and bank holding companies should pay dividends only out of current operating earnings.

NOTE 15 - Stock-Based Compensation

Under the terms of the 2003 Plan, employees, certain consultants and advisors and non-employee members of the Company's Board of Directors have the opportunity to receive incentive and nonqualified grants of stock options, stock appreciation rights, restricted stock and other equity-based awards as approved by the Company's Board of Directors. These award programs are used to attract, retain and motivate employees and to encourage individuals in key management roles to retain stock. The Company has a policy of issuing new shares to satisfy awards under the 2003 Plan. In May 2012, the Company's shareholders approved an increase of 850,000 shares authorized for issuance under the Company's 2003 Plan. As a result, the aggregate number of shares under the 2003 Plan that may be issued pursuant to stock options or restricted stock grants is 4,150,000. Not more than 2,500,000 of such shares shall be available for issuance as restricted stock grants. There were 1,032,029 shares available for future grants under the 2003 Plan as of December 31, 2012, of which 869,902 shares were available to be issued as restricted stock grants.

Total stock-based compensation expense was $2.6 million, $2.3 million and $2.6 million for the years ended December 31, 2012, 2011 and 2010, respectively. Excess tax benefits from stock-based payment arrangements increased cash provided by financing activities and decreased cash provided by operating activities by $0.6 million, $1.3 million and $0.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Stock Options

Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of the grant and have 7- to 10-year contractual terms. All options issued contain service conditions based on the participant's continued service with the Company, and provide for accelerated vesting if there is a change in control as defined in the 2003 Plan. Employee stock options generally vest over four years.

The Company also issues stock options to non-employee independent directors. These options generally vest in one year.

There were no stock options granted during the years ended December 31, 2012 and 2011. In addition to the stock options granted pursuant to the May 2010 stock option exchange program discussed below, there were 5,000 stock options granted during the year ended December 31, 2010.

The fair value of each stock option granted during the year ended 2010 was estimated on the date of the grant using the Black-Scholes option pricing model. The weighted-average grant-date fair value of stock options issued for the year ended 2010 was $7.64 per share, excluding the stock options granted pursuant to the stock option exchange program discussed below.

The following weighted average assumptions were used for valuing option grants made during the year ended 2010:

Weighted Averages:	Assumptions December 31, 2010
Risk-free interest rate	2.18%
Expected life (years)	4.8
Expected volatility	79%
Expected dividends	—

The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life for options granted represents the period each option is expected to be outstanding and was determined by applying the simplified method as defined by the Securities and Exchange Commission's Staff Accounting Bulletin No. 107, due to the limited period of time the Company's shares have been publicly traded. The expected volatility was determined using historical volatilities based on historical stock prices. Prior to the grant date of the most recently issued options, the Company had not paid dividends, and therefore no expected dividends were included in the valuation assumptions.

At the October 28, 2009 annual stockholders' meeting, the shareholders voted to approve an amendment to the 2003 Plan to allow a one-time stock option exchange program for the Company's employees, to commence within six months following the annual meeting. The exchange program tender offer was issued on April 23, 2010. Based on employees' elections, the program allowed us to cancel, on May 24, 2010, 208,774 underwater stock options with an average exercise price of $19.13 in exchange for the grant of 141,421 stock options with an exercise price of $12.41, equal to the closing price of our common stock on the date of grant. The new option grants also have a new vesting schedule and seven-year term. No incremental compensation expense was recognized as a result of the exchange program. The options cancelled and the new grants issued pursuant to this exchange are included in the table below as forfeited and granted option activity, respectively.

The fair value calculations for the one-time stock option exchange program were based on a binomial valuation model which considered many variables, such as the volatility of our stock and the expected term of an option, including consideration of the ratio of stock price to the exercise price at which exercise is expected to occur. The binomial valuation model with consistent assumptions was used for both the surrendered stock options and the new replacement options under the stock option exchange program.

A summary of option activity for the each of the three years in the period ended December 31, 2012 follows:

Options	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding, December 31, 2009	778,161	$12.20
Granted	146,421	12.40
Exercised	(35,864)	4.49
Forfeited	(240,565)	19.42
Expired	—	—
Outstanding, December 31, 2010	648,153	$ 9.99
Granted	—	—
Exercised	(169,611)	7.27
Forfeited	(3,325)	13.72
Expired	—	—
Outstanding, December 31, 2011	475,217	$10.93
Granted	—	—
Exercised	(89,900)	9.47
Forfeited	(17,154)	10.33
Expired	(4,644)	19.78
Outstanding, December 31, 2012	363,519	$11.21

During the years ended December 31, 2012, 2011 and 2010, the Company recognized total compensation expense related to options of $0.1 million, $0.1 million and $0.2 million, respectively.

There were 89,900, 169,611 and 35,864 stock options exercised during the years ended December 31, 2012, 2011 and 2010, respectively. The total pretax intrinsic value of stock options exercised was $0.7 million, $0.7 million and $0.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The following table summarizes information about the stock options outstanding and exercisable as of December 31, 2012:

	Options Outstanding				*Options Exercisable*			
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value (In thousands)	Number Exercisable	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value (In thousands)
$7.17 - 9.52	194,371	2.3	9.01	2,148	90,027	2.5	8.42	1,048
$12.08 - 12.41	114,016	4.4	12.40	873	33,414	4.4	12.39	256
$14.00 - 16.01	37,672	1.0	14.34	215	37,672	1.0	14.34	215
$20.35 - 21.50	17,460	0.8	21.08	—	17,460	0.8	21.08	—
	363,519	2.8	11.21	$3,236	178,573	2.4	11.65	$1,519

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the Company's closing stock price of $20.06 as of December 31, 2012, which would have been received by the option holders had all option holders exercised their options as of that date.

As of December 31, 2012, the total future compensation cost related to non-vested stock options not yet recognized in the Consolidated Statements of Operations was $0.1 million and the weighted average period over which these awards are expected to be recognized was 1.1 years. As of December 31, 2012, $0.7 million of additional potential compensation cost related to non-vested stock options has not been recognized due to performance targets not being achieved. However, in certain circumstances, these options may be subject to vesting prior to their expiration dates. The weighted average remaining term of these options is approximately 3.2 years.

Restricted Stock Awards

Restricted stock awards provide that, during the applicable vesting periods, the shares awarded may not be sold or transferred by the participant. The vesting period for restricted stock awards generally ranges from three to 10 years. All awards issued contain service conditions based on the participant's continued service with the Company, and provide for accelerated vesting if there is a change in control as defined in the 2003 Plan.

The vesting of certain restricted shares may be accelerated to a minimum of three years based on achievement of various individual performance measures. Acceleration of expense for awards based on individual performance factors occurs when the achievement of the performance criteria is determined.

In addition, the Company has issued certain shares under a Management Stock Ownership Program. Under this program, restrictions on the shares lapse at the end of 10 years but may lapse (vest) in a minimum of three years if the employee continues in service at the Company and owns a matching number of other common shares in addition to the restricted shares.

Of the total restricted stock awards granted during the year ended December 31, 2012, 29,405 shares may be subject to accelerated vesting based on individual performance factors; no shares have vesting contingent upon performance factors. Vesting was accelerated in 2012, 2011 and 2010 on certain awards based on the achievement of certain performance criteria determined annually, as described below.

The Company also issues restricted stock to non-employee independent directors. These shares generally vest in seven years from the grant date or six months following the director's termination from Board of Directors service.

The following table summarizes the activity of the non-vested restricted stock during the each of the three years in the period ended December 31, 2012:

Non-vested restricted stock	Shares	Weighted Average Grant-Date Fair Value
Outstanding at December 31, 2009	1,023,403	$ 7.74
Granted	125,485	10.58
Vested	(178,717)	8.22
Forfeited	(16,142)	15.27
Outstanding at December 31, 2010	954,029	$ 7.90
Granted	293,120	11.13
Vested	(419,704)	5.93
Forfeited	(36,961)	11.81
Outstanding at December 31, 2011	790,484	$ 9.96
Granted	92,689	14.69
Vested	(327,707)	8.08
Forfeited	(31,499)	10.49
Outstanding at December 31, 2012	523,967	$11.94

During the years ended December 31, 2012, 2011 and 2010, the Company granted restricted stock awards with grant date fair values totaling $1.4 million, $3.3 million and $1.3 million, respectively.

As vesting occurs, or is deemed likely to occur, compensation expense is recognized over the requisite service period and additional paid-in capital is increased. The Company recognized $2.5 million, $2.2 million and $2.4 million of compensation expense related to restricted stock for the years ended December 31, 2012, 2011 and 2010, respectively.

Of the $2.5 million total compensation expense related to restricted stock for the year ended December 31, 2012, approximately $1.0 million related to accelerated vesting during the first quarter of 2012, based on the achievement of certain performance criteria determined annually. Of the $2.2 million total compensation expense related to restricted stock for the year ended December 31, 2011, approximately $0.6 million related to accelerated vesting during the first quarter of 2011, which was also based on the achievement of certain performance criteria determined annually.

As of December 31, 2012, there was $3.4 million of unrecognized compensation cost related to non-vested restricted stock compensation scheduled to be recognized over a weighted average period of 3.6 years. In the event individual performance targets are achieved, $1.0 million of the unrecognized compensation cost would accelerate to be recognized over a weighted average period of 0.7 years. In addition, certain of the awards granted may result in the issuance of 58,336 additional shares of stock if achievement of certain targets is greater than 100%. The expense related to the additional shares awarded will be dependent on the Company's stock price when the achievement level is determined.

The fair values of shares that vested during the years ended December 31, 2012, 2011 and 2010 were $4.7 million, $5.1 million and $1.6 million, respectively.

Employee Stock Purchase Plan

In October 2003, the Company adopted the Employee Stock Purchase Plan (the "2003 ESPP"). Under the terms of the 2003 ESPP, employees had the opportunity to purchase shares of common stock during designated offering periods equal to the lesser of 95% of the fair market value per share on the first day of the offering period or the purchase date. Participants were limited to 10% of their compensation. The aggregate number of shares under the ESPP that was available for issue was 200,000. During the years ended 2011 and 2010, 14,597 and 21,398 shares, respectively, of common stock were sold for $0.2 million and $0.2 million, respectively, pursuant to the terms of the 2003 ESPP. As of December 31, 2011, there were no shares remaining available for issuance under the 2003 ESPP. In accordance with the terms of the 2003 ESPP, termination of the plan occurred in December 2011 when all shares available for issuance under the 2003 ESPP had been issued.

In May 2012, the Company's shareholders approved the adoption of the Company's 2012 Employee Stock Purchase Plan (the "2012 ESPP"). Under the terms of the 2012 ESPP, employees have the opportunity to set aside up to 10% of their compensation (subject to certain maximums) and to purchase shares of common stock during designated offering periods at a price equal to the lesser of 95% of the fair market value per share on the first day of the offering period or the fair market value per share on the purchase date. The aggregate number of shares that may be issued under the 2012 ESPP is 140,000. During the year ended December 31, 2012, 8,788 shares of common stock were sold for $0.1 million pursuant to the terms of the 2012 ESPP. As of December 31, 2012, there were 131,212 shares remaining available for issuance under the 2012 ESPP.

NOTE 16 - Employee 401(k) Plan

The Company adopted a 401(k) plan (the "401(k) Plan") which originally became effective as of January 1, 1997. The Company's employees are entitled to participate in the 401(k) Plan, which provides savings and investment opportunities. Employees can contribute up to the maximum annual amount allowable per Internal Revenue Service guidelines. Effective July 1, 2007, the 401(k) Plan provides for Company contributions equal to 25% of an employee's contribution percentage up to a maximum employee contribution of 6%. The Company's Board of Directors voted to authorize the doubling of the required match for the calendar year 2012. The Company's contributions to the 401(k) Plan for the years ended December 31, 2012, 2011 and 2010 were approximately $0.4 million, $0.2 million and $0.1 million, respectively.

NOTE 17 - Related Party Transactions

The Company obtains all of its commercial, healthcare and other insurance coverage through The Selzer Company, an insurance broker located in Warrington, Pennsylvania. Richard Dyer, the brother of Daniel P. Dyer, the Company's Chief Executive Officer, is the President of The Selzer Company. The Company does not have any contractual arrangement with The Selzer Group or Richard Dyer, nor does it pay either of them any direct fees. Insurance premiums paid to The Selzer Company were $0.5 million, $0.5 million and $0.5 million during the years ended December 31, 2012, 2011 and 2010, respectively.

NOTE 18 - Events Subsequent to Year-End

The Company declared a dividend of $0.10 per share on January 30, 2013. The quarterly dividend, which is expected to result in a dividend payment of approximately $1.3 million, is scheduled to be paid on February 22, 2013 to shareholders of record on the close of business on February 11, 2013. It represents the Company's sixth consecutive quarterly cash dividend. The payment of future dividends will be subject to approval by the Company's Board of Directors.

Supplementary Data

The selected unaudited quarterly financial data presented below should be read in conjunction with the Consolidated Financial Statements and related notes.

Selected Quarterly Financial Data (Unaudited)

	Fiscal Year Quarters			
	First	Second	Third	Fourth
	(Dollars in thousands, except per-share data)			
Year ended December 31, 2012				
Interest income	$ 12,052	$ 12,831	$ 13,688	$ 14,404
Fee income	3,114	2,774	2,966	3,122
Interest and fee income	15,166	15,605	16,654	17,526
Interest expense	2,129	1,792	1,496	1,465
Provision for credit losses[(1)]	1,102	1,031	1,414	2,373
Income tax expense	1,038	1,872	2,183	2,064
Net income	1,649	2,988	3,415	3,645
Basic earnings per share	0.13	0.24	0.27	0.29
Diluted earnings per share	0.13	0.23	0.27	0.28
Cash dividends declared per share	0.06	0.06	0.08	0.08
Net investment in leases and loans	412,553	443,231	472,059	503,017
Total assets	512,671	532,521	579,037	602,348
Year ended December 31, 2011				
Interest income	$ 10,900	$ 10,863	$ 11,073	$ 11,433
Fee income	3,132	2,926	3,105	3,091
Interest and fee income	14,032	13,789	14,178	14,524
Interest expense	3,292	3,063	2,706	2,355
Provision for credit losses	1,179	924	837	1,194
Income tax expense	464	933	1,169	1,581
Net income	754	1,530	1,831	2,060
Basic earnings per share	0.06	0.12	0.14	0.16
Diluted earnings per share	0.06	0.12	0.14	0.16
Cash dividends declared per share	—	—	—	0.06
Net investment in leases and loans	348,019	354,525	367,000	387,840
Total assets	474,267	467,248	473,382	485,969

(1) The increase to the provision for credit losses from the third quarter of 2012 to the fourth quarter of 2012 is a result of portfolio growth combined with higher charge-offs. The increased charge-offs were primarily due to portfolio growth and seasoning in combination with the timing of defaults.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures—The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended (the "1934 Act") is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

In connection with the preparation of this Annual Report on Form 10-K, as of December 31, 2012, we updated our evaluation of the effectiveness of the design and operation of our disclosure controls and procedures for purposes of filing reports under the 1934 Act. This controls evaluation was done under the supervision and with the participation of management, including our Chief Executive Officer and our Chief Financial Officer. Our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rule 13(a)-15(e) and 15(d)-15(e) under the 1934 Act) are designed and operating effectively to provide reasonable assurance that information relating to us and our subsidiaries that we are required to disclose in the reports that we file or submit to the Securities and Exchange Commission is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported with the time periods specified in the Securities and Exchange Commission's rules and forms.

Management's Annual Report on Internal Control over Financial Reporting—Our Chief Executive Officer and Chief Financial Officer provided a report on behalf of management on our internal control over financial reporting. The full text of management's report is contained in Item 8 of this Form 10-K and is incorporated herein by reference.

Attestation Report of the Registered Public Accounting Firm—The attestation report of our independent registered public accounting firm on their assessment of internal control over financial reporting is contained in Item 8 of this Form 10-K and is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting—There were no changes in the Company's internal control over financial reporting identified in connection with management's evaluation that occurred during the three months ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by Item 10 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2013 Annual Meeting of Stockholders.

We have adopted a code of ethics and business conduct that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. Our code of ethics and business conduct is available free of charge within the investor relations section of our website at www.marlincorp.com. We intend to post on our website any amendments and waivers to the code of ethics and business conduct that are required to be disclosed by the rules of the Securities and Exchange Commission, or file a Form 8-K, Item 5.05 to the extent required by NASDAQ listing standards.

Item 11. *Executive Compensation*

The information required by Item 11 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2013 Annual Meeting of Stockholders.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by Item 12 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2013 Annual Meeting of Stockholders.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by Item 13 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2013 Annual Meeting of Stockholders.

Item 14. *Principal Accountant Fees and Services*

The information required by Item 14 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2013 Annual Meeting of Stockholders.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) *Documents filed as part of this Report*

The following is a list of consolidated and combined financial statements and supplementary data included in this report under Item 8 of Part II hereof:

1. Financial Statements and Supplemental Data

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2012 and 2011.

Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010.

Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010.

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2012, 2011 and 2010.

Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010.

Notes to Consolidated Financial Statements.

2. Financial Statement Schedules

Schedules are omitted because they are not applicable or are not required or because the required information is included in the consolidated and combined financial statements or notes thereto.

(b) *Exhibits.*

Number	Description
1.1[5]	Purchase Agreement, dated November 15, 2006, between Piper Jaffray & Co., Primus Capital Fund IV Limited Partnership and its affiliate and Marlin Business Services Corp.
3.1[6]	Amended and Restated Articles of Incorporation of the Registrant.
3.2[1]	Bylaws of the Registrant.
4.1[1]	Second Amended and Restated Registration Agreement, as amended through July 26, 2001, by and among Marlin Leasing Corporation and certain of its shareholders.
10.1[14]†	2003 Equity Compensation Plan of the Registrant, as amended.
10.2[10]†	Amendment 2009-1 to the Marlin Business Services Corp. 2003 Equity Compensation Plan, as amended.
10.3[10]†	Amendment 2009-2 to the Marlin Business Services Corp. 2003 Equity Compensation Plan, as amended.
10.4[10]†	Amendment 2009-3 to the Marlin Business Services Corp. 2003 Equity Compensation Plan, as amended.
10.5[14]†	2012 Employee Stock Purchase Plan of the Registrant.
10.6[2]	Lease Agreement, dated as of October 21, 2003, between Liberty Property Limited Partnership and Marlin Leasing Corporation.
10.7[1]†	Employment Agreement, dated as of October 14, 2003 between Daniel P. Dyer and the Registrant.

10.8[8]†	Amendment 2008-1 dated as of December 31, 2008 to the Employment Agreement between Daniel P. Dyer and the Registrant.
10.9[1]†	Employment Agreement, dated as of October 14, 2003 between George D. Pelose and the Registrant.
10.10[4]†	Amendment 2006-1 dated as of May 19, 2006 to the Employment Agreement between George D. Pelose and the Registrant.
10.11[8]†	Amendment 2008-1 dated as of December 31, 2008 to the Employment Agreement between George D. Pelose and the Registrant.
10.12[12]†	Compensation Policy for Non-Employee Independent Directors.
10.13[7]	Letter Agreement, dated as of June 11, 2007 and effective as of March 11, 2008, by and between the Registrant, Peachtree Equity Investment Management, Inc. and WCI (Private Equity) LLC.
10.14[9]	Loan and Security Agreement, dated as of October 9, 2009, by and among Marlin Receivables Corp., Marlin Leasing Corporation, Marlin Business Services Corp. and Wells Fargo Foothill, LLC.
10.15[11]	Receivables Loan and Security Agreement, dated as of September 24, 2010, by and among Marlin Leasing Receivables XIII LLC, Marlin Leasing Corporation, Key Equipment Finance Inc., the lenders party thereto and Wells Fargo Bank, National Association.
10.16[13]	First Amendment, dated as of June 26, 2012, to the Loan and Security Agreement, dated as of October 9, 2009, by and among Marlin Receivables Corp., Marlin Leasing Corporation, Marlin Business Services Corp. and Wells Fargo Foothill, LLC (now known as Wells Fargo Capital Finance, LLC).
16.1[3]	Letter on Change in Certifying Accountant dated June 27, 2005 from KPMG LLP to the Securities and Exchange Commission.
21.1	List of Subsidiaries (Filed herewith)
23.1	Consent of Deloitte & Touche LLP (Filed herewith)
31.1	Certification of the Chief Executive Officer of Marlin Business Services Corp. required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. (Filed herewith)
31.2	Certification of the Chief Financial Officer of Marlin Business Services Corp. required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. (Filed herewith)
32.1	Certification of the Chief Executive Officer and Chief Financial Officer of Marlin Business Services Corp. required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended. (This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Further, this exhibit shall not be deemed to be incorporated by reference into any filing under the Securities Exchange Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.). (Furnished herewith)
101	Financial statements from the Annual Report on Form 10-K of the Company for the period ended December 31, 2012, formatted in XBRL: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Stockholders' Equity, (v) the Consolidated Statements of Cash Flows and (vi) the Notes to Consolidated Financial Statements. (Submitted electronically with this report)

† Management contract or compensatory plan or arrangement.

(1) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-108530), filed on October 14, 2003, and incorporated by reference herein.

(2) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed on March 29, 2004, and incorporated by reference herein.

(3) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated June 24, 2005 filed on June 29, 2005, and incorporated by reference herein.

(4) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated May 19, 2006 and filed on May 25, 2006, and incorporated by reference herein.

(5) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated November 15, 2006 and filed on November 17, 2006, and incorporated by reference herein.

(6) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed on March 5, 2008, and incorporated by reference herein.

(7) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated March 11, 2008 and filed on March 17, 2008, and incorporated by reference herein.

(8) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated December 31, 2008 and filed on January 7, 2009, and incorporated by reference herein.

(9) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated October 9, 2009 and filed on October 13, 2009, and incorporated by reference herein.

(10) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated October 28, 2009 and filed on November 2, 2009, and incorporated by reference herein.

(11) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated September 24, 2010 and filed on September 27, 2010, and incorporated by reference herein.

(12) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on March 5, 2010, and incorporated by reference herein.

(13) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated June 26, 2012 filed on July 2, 2012, and incorporated by reference herein.

(14) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form DEF 14A filed on April 23, 2012, and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2013

MARLIN BUSINESS SERVICES CORP.

By: /s/ DANIEL P. DYER

Daniel P. Dyer
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
By: /s/ DANIEL P. DYER Daniel P. Dyer	Chief Executive Officer and President (Principal Executive Officer)	March 8, 2013
By: /s/ LYNNE C. WILSON Lynne C. Wilson	Chief Financial Officer and Senior Vice President (Principal Financial and Accounting Officer)	March 8, 2013
By: /s/ KEVIN J. MCGINTY Kevin J. McGinty	Chairman of the Board of Directors	March 8, 2013
By: /s/ JOHN J. CALAMARI John J. Calamari	Director	March 8, 2013
By: /s/ LAWRENCE J. DEANGELO Lawrence J. DeAngelo	Director	March 8, 2013
By: /s/ EDWARD GRZEDZINSKI Edward Grzedzinski	Director	March 8, 2013
By: /s/ MATTHEW J. SULLIVAN Matthew J. Sullivan	Director	March 8, 2013
By: /s/ J. CHRISTOPHER TEETS J. Christopher Teets	Director	March 8, 2013
By: /s/ JAMES W. WERT James W. Wert	Director	March 8, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K/A
(Amendment No. 1)

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-50448

Marlin Business Services Corp.
(Exact name of registrant as specified in its charter)

Pennsylvania	**38-3686388**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

300 Fellowship Road, Mount Laurel, NJ 08054
(Address of principal executive offices)

Registrant's telephone number, including area code:
(888) 479-9111

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting common stock held by non-affiliates of the registrant, based on the closing price of such shares on the NASDAQ Global Select Market was approximately $135,127,748 as of June 30, 2012. Shares of common stock held by each executive officer and director and persons known to us who beneficially own 5% or more of our outstanding common stock have been excluded from this computation in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of registrant's common stock outstanding as of April 26, 2013 was 12,861,622 shares.

DOCUMENTS INCORPORATED BY REFERENCE

None.

MARLIN BUSINESS SERVICES CORP. AND SUBSIDIARIES
FORM 10-K/A
INDEX

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A (this "Amendment") amends the Annual Report on Form 10-K of Marlin Business Services Corp., a Pennsylvania corporation ("Company," "Marlin," "Registrant," "we," "us" or "our") for the year ended December 31, 2012 that was originally filed with the Securities and Exchange Commission ("SEC") on March 8, 2013 (the "Original Filing") and is being filed solely for the limited purpose of providing the information required by Items 10, 11, 12, 13, and 14 of Part III. This information was previously omitted from the Original Filing in reliance on General Instruction G(3) to Form 10-K, which permits the information in the above-referenced items to be incorporated in the Form 10-K by reference from a definitive proxy statement if such statement is filed no later than 120 days after our fiscal year end. We are filing this Amendment to include Part III information in our Form 10-K because we do not expect to file our definitive proxy statement containing this information before that date. The reference on the cover of the Original Filing to the incorporation by reference to portions of our definitive proxy statement into Part III of the Original Filing has been deleted. Except for the addition of the Part III information, the update to the cover page, and the filing of related certifications, this Amendment does not amend or otherwise update any other information in the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the SEC subsequent to the Original Filing.

FORWARD-LOOKING STATEMENTS

Certain statements in this document may include the words or phrases "can be," "expects," "plans," "may," "may affect," "may depend," "believe," "estimate," "intend," "could," "should," "would," "if" and similar words and phrases that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "1933 Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "1934 Act"). Forward-looking statements are subject to various known and unknown risks and uncertainties and the Company cautions that any forward-looking information provided by or on its behalf is not a guarantee of future performance. Statements regarding the following subjects are forward-looking by their nature: (a) our business strategy; (b) our projected operating results; (c) our ability to obtain external financing; (d) the effectiveness of our hedges; (e) our understanding of our competition; and (f) industry and market trends. The Company's actual results could differ materially from those anticipated by such forward-looking statements due to a number of factors, some of which are beyond the Company's control, including, without limitation:

- availability, terms and deployment of funding and capital;
- changes in our industry, interest rates, the regulatory environment or the general economy resulting in changes to our business strategy;
- the degree and nature of our competition;
- availability and retention of qualified personnel;
- general volatility of the capital markets; and
- the factors set forth in the section captioned "Risk Factors" in Item 1A of our Form 10-K.

Forward-looking statements apply only as of the date made and the Company is not required to update forward-looking statements for subsequent or unanticipated events or circumstances.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

Our Board of Directors

Set forth below is biographical and other information as of March 1, 2013 as to each director's positions and offices held with the Company, principal occupations during the past five years, directorships of public companies and other organizations held during the past five years and the specific experience, qualifications, attributes or skills that, in the opinions of the Nominating and Governance Committee and the Board of Directors, led to the conclusion that each director should serve as a director of the Company:

Name	Age	Principal Occupation	Director Since
John J. Calamari	58	Former Executive Vice President and Chief Financial Officer of J.G. Wentworth	2003
Lawrence J. DeAngelo	46	Managing Director of SunTrust Robinson Humphrey Investment Bank	2001
Daniel P. Dyer	54	CEO of Marlin Business Services Corp.	1997
Edward Grzedzinski	57	Managing Partner of GTX Partners, LLC	2006
Kevin J. McGinty	64	Managing Director of Peppertree Capital Management Inc.	1998
Matthew J. Sullivan	55	Partner with Peachtree Equity Partners	2008
J. Christopher Teets	40	Partner of Red Mountain Capital Partners LLC.	2010
James W. Wert	66	President & CEO of CM Wealth Advisors, Inc.	1998

John J. Calamari:

Biography. Mr. Calamari has been a director since November 2003. Since November 2009, Mr. Calamari has served as an independent consultant in accounting and financial matters for various clients in diverse industries. Mr. Calamari served as the Executive Vice President and Chief Financial Officer of J.G. Wentworth from March 2007 until November 2009. Prior to that time, Mr. Calamari was Senior Vice President, Corporate Controller of Radian Group Inc., where he oversaw Radian's global controllership functions, a position he held after joining Radian in September 2001. From 1999 to August 2001, Mr. Calamari was a consultant to the financial services industry, where he structured new products and strategic alliances, established financial and administrative functions and engaged in private equity financing for startup enterprises. Mr. Calamari served as Chief Accountant of Advanta from 1988 to 1998, as Chief Financial Officer of Chase Manhattan Bank Maryland and Controller of Chase Manhattan Bank (USA) from 1985 to 1988 and as Senior Manager at Peat, Marwick, Mitchell & Co. (now KPMG LLP) prior to 1985. In addition, Mr. Calamari served as a director of Advanta National Bank, Advanta Bank USA and Credit One Bank. Mr. Calamari received his undergraduate degree in accounting from St. John's University in 1976.

Qualifications. Mr. Calamari has over 35 years of banking and financial experience, including five years serving in the role of Chief Financial Officer for a bank and a financial services company. Mr. Calamari achieved the level of certified public accountant, and he has served as Chairman of the Company's Audit Committee since July 2004. He has seven years of past service as a director of several non-public banks and financial services companies. Mr. Calamari has also had leadership positions with various community organizations. The Board has determined that Mr. Calamari is an independent director and is financially literate and an audit committee financial expert within the meaning of applicable SEC rules. The Board views Mr. Calamari's independence, his banking and financial experience, his experience as a director of other companies and his demonstrated leadership roles in business and community activities as important qualifications, skills and experience for the Board's conclusion that Mr. Calamari should serve as a director of the Company.

Lawrence J. DeAngelo:

Biography. Mr. DeAngelo has been a director since July 2001. Mr. DeAngelo is a Managing Director with SunTrust Robinson Humphrey, an investment bank based in Atlanta, Georgia. Mr. DeAngelo served as a Managing Director with Roark Capital Group, a private equity firm based in Atlanta, Georgia from 2005 until January 2010. Prior to joining Roark in 2005, Mr. DeAngelo was a Managing Director of Peachtree Equity Partners, a private equity firm based in Atlanta, Georgia. Prior to co-founding Peachtree in April 2002, Mr. DeAngelo held numerous positions at Wachovia Capital Associates, the private equity investment group of Wachovia Bank, from 1996 to April 2002, the most recent of which was Managing Director. From 1995 to 1996, Mr. DeAngelo worked at Seneca Financial Group, and from 1992 to 1995, Mr. DeAngelo worked in the Corporate Finance Department at Kidder, Peabody & Co. From 1990 to 1992, Mr. DeAngelo attended business school. From 1988 to 1990, Mr. DeAngelo was a management consultant with Peterson & Co. Consulting. Mr. DeAngelo received his undergraduate degree in economics from Colgate University and his MBA from the Yale School of Management.

Qualifications. Mr. DeAngelo has over 20 years of experience as an investment banker and private equity professional, including 13 years serving in the role of Managing Director for a variety of private equity firms. He served as Chairman of the Company's Nominating and Governance Committee from November 2003 to March 2009, and has served as Chairman of the Company's Compensation Committee since March 2009. He has served as a director of 10 privately held companies. The Board has determined that Mr. DeAngelo is an independent director and is financially literate within the meaning of applicable SEC rules. The Board views Mr. DeAngelo's independence, his investment banking and private equity experience, his experience as a director of other companies and his demonstrated leadership roles in business as important qualifications, skills and experience for the Board's conclusion that Mr. DeAngelo should serve as a director of the Company.

Daniel P. Dyer:

Biography. Mr. Dyer has been Chief Executive Officer since co-founding the Company in 1997. In December of 2006, Mr. Dyer also assumed the role of President of the Company. From 1986 to 1997, Mr. Dyer served in a number of positions with Advanta Business Services, including Senior Vice President and Chief Financial Officer, where he was responsible for financial, IT, strategic planning and treasury functions. Mr. Dyer received his undergraduate degree in accounting and finance from Shippensburg University and is a licensed certified public accountant (non-active status). In November 2012, Mr. Dyer was elected to serve on the Board of Directors of the Equipment Leasing and Finance Association (ELFA) for 2013.

Qualifications. Mr. Dyer has over 29 years of experience in financial services, including over 25 years experience in the equipment leasing industry. Mr. Dyer is co-founder of the Company and has served as Chairman of the Company's Board of Directors from the Company's inception in 1997 to March 2009, and he has served as the Company's Chief Executive Officer since 1997. He has seven years of past service as a director of privately held companies. Mr. Dyer has also held leadership positions with various community organizations and industry related organizations including the Equipment Leasing and Finance Association's Industry Futures Council and Foundation. The Board views Mr. Dyer's leadership ability along with his significant industry knowledge and broad financial services expertise as important qualifications, skills and experience for the Board's conclusion that Mr. Dyer should serve as a director of the Company.

Edward Grzedzinski:

Biography. Mr. Grzedzinski has been a director since May 2006. Mr. Grzedzinski is a Managing Partner of GTX Partners LLC, a provider of information security and payment card industry compliance services. Mr. Grzedzinski served as the Chairman and Chief Executive Officer of NOVA Corporation from September 1995 to November 2004, and Vice Chairman of US Bancorp from July 2001 to November 2004. Mr. Grzedzinski has over 25 years of experience in the electronic payments industry and co-founded the predecessor of NOVA Corporation, NOVA Information Systems, in 1991. Mr. Grzedzinski served as a member of the Managing

Committee of US Bancorp, and was a member of the Board of Directors of US Bank, N.A. Mr. Grzedzinski also served as Chairman of euroConex Technologies, Limited, a European payment processor owned by US Bancorp, until November 2004 and was a member of the Board of Directors of Indus International Inc., a global provider of enterprise asset management products and services, until October 2004. Mr. Grzedzinski was also Chairman of Veracity Payment Solutions, Inc., a payment processing and information services company, from 2007 until 2011 and is a director of Neenah Paper, Inc.

Qualifications. Mr. Grzedzinski has over 25 years of experience in leadership roles with financial services companies, including 10 years serving in the role of Chief Executive Officer for an electronic payment services company. Mr. Grzedzinski has served as Chairman of the Company's Nominating Committee since March 2009. He has eight years of service as a director of public companies, and has also spent over five years serving on the boards of several non-public financial services companies. Mr. Grzedzinski has also had leadership positions with various cultural and community organizations. The Board has determined that Mr. Grzedzinski is an independent director and is financially literate within the meaning of applicable SEC rules. The Board views Mr. Grzedzinski's independence, his financial services experience, his experience as a director of other companies and his demonstrated leadership roles in business and community activities as important qualifications, skills and experience for the Board's conclusion that Mr. Grzedzinski should serve as a director of the Company.

Kevin J. McGinty:

Biography. Mr. McGinty has been a director since February 1998 and has served as non-executive Chairman of the Board of Directors of the Company since March 2009. Mr. McGinty is Managing Director of Peppertree Capital Management, Inc. ("Peppertree"), a private equity fund management firm. Prior to founding Peppertree in January 2000, Mr. McGinty served as a Managing Director of Primus Venture Partners during the period from 1990 to December 1999. In both organizations Mr. McGinty was involved in private equity investing, both as a principal and as a limited partner. From 1970 to 1990, Mr. McGinty was employed by Society National Bank, now KeyBank, N.A., where in his final position he was an Executive Vice President. Mr. McGinty received his undergraduate degree in economics from Ohio Wesleyan University and his MBA in finance from Cleveland State University.

Qualifications. Mr. McGinty has over 40 years of experience in the banking and private equity industries, including 20 years as an officer of a bank and over 20 years serving in the role of Managing Director for a variety of private equity firms. He served as Chairman of the Company's Compensation Committee from November 2003 to March 2009, and has served as Chairman of the Company's Board of Directors since March 2009. He has 25 years of past service as a director of privately held companies. Mr. McGinty has also had leadership positions with various cultural and community organizations. The Board has determined that Mr. McGinty is an independent director and is financially literate within the meaning of applicable SEC rules. The Board views Mr. McGinty's independence, his banking experience, his experience as a director of other companies and his demonstrated leadership roles in business and community activities as important qualifications, skills and experience for the Board's conclusion that Mr. McGinty should serve as a director of the Company.

Matthew J. Sullivan:

Biography. Mr. Sullivan has been a director since April 2008. Mr. Sullivan is a Partner with Peachtree Equity Partners ("Peachtree"), a private equity investment firm. Mr. Sullivan co-founded Peachtree in 2002. From 1994 to 2002, Mr. Sullivan held numerous positions at Wachovia Capital Associates, the private equity investment group of Wachovia Bank, the most recent of which was Managing Director. From 1983 to 1994, Mr. Sullivan worked in the Corporate Finance Department at Kidder, Peabody & Co. and previously with Arthur Andersen & Company where he earned his certified public accountant license (currently non-active status). Mr. Sullivan received his undergraduate degree in finance from the University of Pennsylvania and his MBA from Harvard Business School.

Qualifications. Mr. Sullivan has over 20 years of experience as an investment banker and private equity professional, including over 10 years serving in the role of Managing Director for a variety of private equity firms. He has over 10 years of past service as a director of privately held companies. Mr. Sullivan has also had leadership positions with various cultural and community organizations. The Board has determined that Mr. Sullivan is an independent director and is financially literate within the meaning of applicable SEC rules. The Board views Mr. Sullivan's independence, his investment banking and private equity experience, his experience as a director of other companies and his demonstrated leadership roles in business and community activities as important qualifications, skills and experience for the Board's conclusion that Mr. Sullivan should serve as a director of the Company.

J. Christopher Teets:

Biography. Mr. Teets has been a director since May 2010. Mr. Teets has served as a Partner of Red Mountain Capital Partners LLC ("Red Mountain"), an investment firm, since February 2005. Before joining Red Mountain in 2005, Mr. Teets was an investment banker at Goldman Sachs & Co. Prior to joining Goldman Sachs in 2000, Mr. Teets worked in the investment banking division of Citigroup. Mr. Teets has served as a director of Air Transport Services Group, Inc. since February 2009 and has served as a director of Encore Capital Group, Inc. since May 2007. Mr. Teets also served as a director of Affirmative Insurance Holdings, Inc. from August 2008 until September 2011. Mr. Teets holds a bachelor's degree from Occidental College and an MSc degree from the London School of Economics.

Qualifications. Mr. Teets has over 15 years of experience as an investment banker and investment professional, which includes advising and investing in financial institutions. Mr. Teets' experience also includes eight years serving as a Partner for an investment firm. He has five years of service as a director of other public companies and currently sits on the boards of two such companies. The Board has determined that Mr. Teets is an independent director, and is financially literate. The Board views Mr. Teets' independence, his investment banking and public and private investing experience, his experience with financial institutions, his experience as a director of other public companies and his demonstrated leadership roles in business as important qualifications, skills and experience for the Board's conclusion that Mr. Teets should serve as a director of the Company.

James W. Wert:

Biography. Mr. Wert has been a director since February 1998. Mr. Wert is President and CEO of CM Wealth Advisors, Inc. f/k/a Clanco Management Corp., which is a wealth management and investment advisory firm headquartered in Cleveland, Ohio. Prior to joining Clanco in May 2000, Mr. Wert served as Chief Financial Officer and then Chief Investment Officer of KeyCorp, a financial services company based in Cleveland, Ohio, and its predecessor, Society Corporation, until 1996, holding a variety of capital markets and corporate banking leadership positions spanning his 25 year banking career. Mr. Wert received his undergraduate degree in finance from Michigan State University in 1971 and completed the Stanford University Executive Program in 1982. Mr. Wert also serves as Vice Chairman and Director of Park-Ohio Holdings Corp.

Qualifications. Mr. Wert has over 25 years of experience in the banking and financial services industries, including 20 years as a senior officer of a bank. He served as Chairman of the Company's Audit Committee from November 2003 to July 2004. He has 19 years of service as a director of public companies, and has also spent 16 years serving on the boards of several non-public entities. Mr. Wert has also had leadership positions with various cultural and community organizations. The Board has determined that Mr. Wert is an independent director and is financially literate and an audit committee financial expert within the meaning of applicable SEC rules. The Board views Mr. Wert's independence, his banking and financial services experience, his experience as a director of other companies and his demonstrated leadership roles in business and community activities as important qualifications, skills and experience for the Board's conclusion that Mr. Wert should serve as a director of the Company.

Our Executive Officers

The names of our current executive officers, their ages as of March 1, 2013, and their positions are shown below:

Name	Age	Principal Occupation
Daniel P. Dyer	54	President and Chief Executive Officer
George D. Pelose	48	Chief Operating Officer
Edward J. Siciliano	50	Chief Sales Officer
Lynne C. Wilson	50	Chief Financial Officer

The Board chooses executive officers, who then serve at the Board's discretion. There is no family relationship between any of the directors or executive officers and any other director or executive officer of Marlin.

For information regarding Mr. Dyer, please refer to "Our Board of Directors" above.

Mr. Pelose has been with our Company since 1999. From 1999 to 2011, Mr. Pelose served as General Counsel and Secretary of the Company. In December 2006, Mr. Pelose became the Chief Operating Officer of the Company. From 1997 to 1999, Mr. Pelose was an attorney with Merrill Lynch Asset Management, providing legal and transactional advice to a portfolio management team that invested principally in bank loans and high-yield debt securities. From 1994 to 1997, Mr. Pelose was an associate at Morgan, Lewis & Bockius LLP in the firm's Business & Finance section where he worked on a variety of corporate transactions, including financings, mergers, acquisitions, private placements and public offerings. From 1991 to 1994, Mr. Pelose attended law school. From 1986 to 1991, Mr. Pelose was a corporate loan officer in the commercial lending division of PNC Bank. Mr. Pelose received both his undergraduate degree in economics and his law degree from the University of Pennsylvania, both with honors. Mr. Pelose is licensed to practice law in New Jersey and Pennsylvania.

Mr. Siciliano has been our Chief Sales Officer since 2007. Prior to joining Marlin, he most recently served as Vice President of Sales and Marketing for ALK Technologies, a global logistics software company based in Princeton NJ. Prior to that, Mr. Siciliano served as Senior Vice President of Sales and Marketing for AppliedTheory, a company focused on application development and hosting where he built out a new national sales force and helped take the company public. He started his sales career in 1985 at Xerox and spent 11 years in various sales and sales leadership roles. He is a graduate of Rutgers University and holds a BS in Marketing.

Ms. Wilson has been our Chief Financial Officer since June 5, 2006. Prior to joining the Company, from 1999 to 2006, Ms. Wilson was with General Electric Company, serving in a variety of finance positions for different subsidiaries and divisions of GE. From 2002 to 2006, Ms. Wilson worked for GE Equipment Services-TFS/ Modular Space, most recently serving as Manager of Finance, Strategic Marketing (from 2005 to 2006) and previously as Manager, Financial Planning and Analysis (from 2002 to 2005). From 1999 to 2002, Ms. Wilson was the Global Controller for GE Commercial Finance-Fleet Services. Prior to joining GE, Ms. Wilson held senior financial positions at Bank One Corporation (from 1996 to 1999) and Fleet National Bank of NY/ Northeast Savings (from 1989 to 1996), where she served as Senior Vice President, Controller and Principal Accounting Officer. Ms. Wilson started her career at Ernst & Young International working from 1984 to 1989 as an Audit Manager. Ms. Wilson obtained a BA in Business Administration from Siena College and is a licensed certified public accountant (non-active status).

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and shareholders who beneficially own more than 10% of the Company's outstanding equity stock to file initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company with the SEC. Based on a review of copies of the reports we received and on the statements of the reporting persons, to the best of the Company's knowledge, all required reports in 2012 were filed on time except for Form 4s filed in connection with a grant of restricted shares to each of the Company's seven independent Directors, namely Kevin J. McGinty, John J. Calamari, Lawrence J. DeAngelo, Edward Grzedzinski, Matthew J. Sullivan, J. Christopher Teets and James W. Wert, on May 23, 2012. Such Form 4s were not filed until May 29, 2012, one business day after the filing deadline.

Governance of the Company

Board of Directors

Currently, the Board of Directors of the Company (the "Board of Directors" or the "Board") has eight (8) members. The Board has affirmatively determined that John J. Calamari, Lawrence J. DeAngelo, Edward Grzedzinski, Kevin J. McGinty, Matthew J. Sullivan, J. Christopher Teets and James W. Wert are each independent directors. This constitutes more than a majority of our Board of Directors. Only independent directors serve on our Audit Committee, Compensation Committee and Nominating and Governance Committee. The standards applied by the Board in affirmatively determining whether a director is "independent" are those objective standards set forth in the listing standards of Nasdaq Stock Market LLC ("Nasdaq"). Daniel P. Dyer, the Company's Chief Executive Officer, is also a member of the Board. Mr. McGinty, a non-employee independent director, serves as the Chairman of the Board. He was elected to that position in March 2009, becoming the Company's first non-executive Chairman of the Board. The Board is responsible for ensuring that independent directors do not have a material relationship with us or any of our affiliates or any of our executive officers or their affiliates.

Board Leadership Structure

The Board believes that separating the roles of Chairman of the Board and Chief Executive Officer strengthens the independence of each role and enhances overall corporate governance. As a result, in March 2009, the Board elected an independent director, Kevin J. McGinty, to serve as the Board's first non-executive Chairman of the Board. The Board believes that separating the Chief Executive Officer and Chairman of the Board positions provides the Company with the right foundation to pursue the Company's objectives.

Committees

The Company has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee.

Audit Committee. We have a separately-designated Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee of the Board (the "Audit Committee") currently consists of three independent directors: Messrs. Calamari (chairman), Teets and Wert. The Board has determined that Messrs. Calamari and Wert each qualify as an audit committee financial expert as defined under current rules and regulations of the Securities and Exchange Commission (the "SEC") and under Nasdaq listing standards, and that all the members of the Audit Committee satisfy the independence and other requirements for audit committee members under such rules, regulations and listing standards. The Audit Committee's primary purpose is to assist the Board in overseeing and reviewing: (1) the integrity of the Company's financial reports and financial information provided to the public and to governmental and regulatory agencies; (2) the adequacy of the Company's internal accounting systems and financial controls; (3) the annual independent audit of the Company's financial statements, including the independent registered public accountant's qualifications and independence; and (4) the Company's compliance with law and ethics programs as established by management and the Board. In this regard, the Audit Committee, among other things, (a) has sole authority to select, evaluate, terminate and replace the Company's independent registered public accountants; (b) has sole authority to approve in advance all audit and non-audit engagement fees and terms with the Company's independent registered public accountants; and (c) reviews the Company's audited financial statements, interim financial results, public filings and earnings press releases prior to issuance, filing or publication. The Board has adopted a written charter for the Audit Committee, which is accessible on the investor relations page of the Company's website at www.marlinfinance.com. The Company's website is not part of this Annual Report on Form 10-K and references to the Company's website address are intended to be inactive textual references only.

Compensation Committee. The Compensation Committee of the Board (the "Compensation Committee") currently consists of three independent directors: Messrs. DeAngelo (chairman), Grzedzinski and Wert. The functions of the Compensation Committee include: (1) evaluating the performance of the Company's named executive officers and approving their compensation; (2) preparing an annual report on executive compensation for inclusion in the Company's proxy statement or annual report; (3) reviewing and approving compensation plans, policies and programs and considering their design and competitiveness; and (4) reviewing the Company's non-employee independent director compensation levels and practices and recommending changes as appropriate. The Compensation Committee reviews and approves corporate goals and objectives relevant to chief executive officer compensation, evaluates the chief executive officer's performance in light of those goals and objectives, and recommends to the Board the chief executive officer's compensation levels based on its evaluation. The Compensation Committee also administers the Company's 2003 Equity Compensation Plan, as Amended and the Company's 2012 Employee Stock Purchase Plan. The Compensation Committee is governed by a written charter that is accessible on the investor relations page of the Company's website at www.marlinfinance.com.

Nominating and Governance Committee. The Nominating and Governance Committee of the Board (the "Nominating Committee") currently consists of three independent directors: Messrs. Grzedzinski (chairman), DeAngelo and Sullivan. The Nominating Committee is responsible for seeking, considering and recommending to the Board qualified candidates for election as directors and proposing a slate of nominees for election as directors at the Company's Annual Meeting of Shareholders. The Nominating Committee is responsible for reviewing and making recommendations on matters involving general operation of the Board and its committees, and will annually recommend to the Board nominees for each committee of the Board. The Nominating Committee is governed by a written charter that is accessible on the investor relations page of the Company's website at www.marlinfinance.com.

The Nominating Committee has determined that no one single criterion should be given more weight than any other criteria when it considers the qualifications of a potential nominee to the Board. Instead, it believes that it should consider the total "skills set" of an individual. In considering potential nominees for director, the Nominating Committee will consider each potential nominee's personal abilities and qualifications, independence, knowledge, judgment, character, leadership skills, education and the diversity of such nominee's background, expertise and experience in fields and disciplines relevant to the Company, including financial literacy or expertise. In addition, potential nominees should have experience in positions with a high degree of responsibility, be leaders in the companies or institutions with which they are affiliated and be selected based upon contributions that they can make to the Company. The Nominating Committee considers all of these qualities when selecting, subject to ratification by the Board, potential nominees for director.

The Board views both demographic and geographic diversity among the directors as desirable and strives to take into account how a potential nominee for director will impact the diversity that the Board has achieved over the years.

The Nominating Committee's process for identifying and evaluating potential nominees includes soliciting recommendations from existing directors and officers of the Company and reviewing the Board and Committee Assessments completed by the directors. The Company does not currently pay any fees to third parties to assist in identifying or evaluating potential nominees, but the Company may seek such assistance in the future.

The Nominating Committee will also consider recommendations from shareholders regarding potential director candidates provided that such recommendations are made in compliance with the nomination procedures set forth in the Company's Bylaws. The procedures in the Company's Bylaws require the shareholder to submit written notice of the proposed nominee to the Secretary of the Company no less than 90 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. To be in proper form, such written notice must include, among other things, (i) the name, age, business address and residence of the proposed nominee, (ii) the principal occupation or employment of such nominee, (iii) the class and number of shares of capital stock of the Company owned beneficially or of record by such nominee and (iv) any other information relating to the proposed nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors. In addition, as to the shareholder giving the notice, the notice must also provide (a) such shareholder's name and record address, (b) the class and number of shares of capital stock of the Company owned beneficially or of record by such shareholder, (c) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other persons (including their names) pursuant to which the nominations are to be made by such shareholder, (d) a representation that such shareholder (or his or her authorized representative) intends to appear in person or by proxy at the meeting to nominate the persons named in the notice and (e) any other information relating to the shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors. If the shareholder of record is not the beneficial owner of the shares, then the notice to the Secretary of the Company must include the name and address of the beneficial owner and the information referred to in clauses (c) and (e) above (substituting the beneficial owner for such shareholder).

Risk Management Oversight

The Company is subject to a variety of risks, including credit risk, liquidity risk, operational risk and market risk. The Board oversees risk management through a combination of processes. The Company's management has developed risk management processes intended to (1) timely identify the material risks that the Company faces, (2) communicate necessary information with respect to material risks to senior executives and, as appropriate, to the Board or relevant Board committee, (3) implement appropriate and responsive risk management strategies consistent with Company's risk profile and (4) integrate risk management into the Company's decision-making. The Board regularly reviews information regarding the Company's credit, liquidity and operations, as well as the risks associated with each, during the Board meetings scheduled throughout the year.

The Company has established a Senior Credit Committee, which is comprised of its Chief Executive Officer, Chief Operating Officer, Vice President of Account Servicing and the President of the Company's wholly owned bank subsidiary, Marlin Business Bank. The Senior Credit Committee oversees the Company's comprehensive credit underwriting process. The Board has reviewed the risk management processes related to credit risk and members of the Senior Credit Committee present a report on the status of the risks and metrics used to monitor such credit risks to the Board at least annually. In addition, management provides the Board with frequent updates which include financial results, operating metrics, key initiatives and any internal or external issues affecting the organization.

Among its other duties, the Audit Committee, in consultation with the management, the independent registered public accountants and the internal auditors, discusses the Company's policies and guidelines regarding risk assessment and risk management, as well as the Company's significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. The Compensation Committee considers the risks that may be presented by the structure of the Company's compensation programs and the metrics used to determine individual compensation under that program. Among its other duties, the Nominating Committee develops corporate governance guidelines applicable to the Company and recommends such guidelines or revisions of such guidelines to the Board. The Nominating Committee reviews such guidelines at least annually and, when necessary or appropriate, recommends changes to the Board. The Board believes that the present leadership structure, along with the Company's corporate governance policies and procedures, permits the Board to effectively perform its role in the risk oversight of the Company.

Compensation Risk Assessment

As part of its oversight of the Company's executive compensation program, the Compensation Committee considers the impact of the Company's executive compensation program, and the incentives created by the compensation awards that it administers, on the Company's risk profile. In addition, the Company reviews all of its compensation policies and procedures, including the incentives that they create and factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to the Company. Based on this review, the Company has concluded that its compensation policies and procedures are not reasonably likely to have a material adverse effect on the Company.

Whistleblower Procedures

The Company has established procedures that provide employees with the ability to make anonymous submissions directly to the Audit Committee regarding concerns about accounting or auditing matters. The independent directors that comprise the Audit Committee will review, investigate and, if appropriate, respond to each submission made. Additionally, the Company has reminded employees of its policy to not retaliate or take any other detrimental action against employees who make submissions in good faith.

Code of Ethics and Business Conduct

All of the Company's directors, officers and employees (including its senior executive, financial and accounting officers) are held accountable for adherence to the Company's Code of Ethics and Business Conduct (the "Code"). The Code is posted on the investor relations section of the Company's website at www.marlinfinance.com. The purpose of the Code is to establish standards to deter wrongdoing and to promote honest and ethical behavior. The Code covers many areas of professional conduct, including compliance with laws, conflicts of interest, fair dealing, financial reporting and disclosure, confidential information and proper use of the Company's assets. Employees are obligated to promptly report any known or suspected violation of the Code through a variety of mechanisms made available by the Company. Waiver of any provision of the Code for a director or executive officer (including the senior executive, financial and accounting officers) may only be granted by the Board of Directors or the Audit Committee. The Code is available free of charge on the investor relations' page of the Company's website at www.marlinfinance.com. We intend to post on our website any amendments and waivers to the Code that are required to be disclosed by SEC rules, or file a Form 8-K, Item 5.05, to the extent required by Nasdaq listing standards.

Director Ownership Requirements

Non-employee independent directors are subject to certain ownership requirements. Each non-employee independent director is required to own 2,500 shares of stock of the Company (or 7,500 shares if serving as the Chairman of the Board). Restricted shares do not count toward the ownership requirement. As of March 29, 2013, all of the non-employee independent directors were in compliance with the ownership requirement except Mr. Teets and Mr. Sullivan.

Item 11. *Executive Compensation.*

Executive Compensation

Compensation Discussion and Analysis

Compensation Overview

The Compensation Committee of the Board of Directors sets and administers the policies that govern our executive compensation, including:

- establishing and reviewing executive base salaries;

- overseeing the Company's annual incentive compensation plans;
- overseeing the Company's long-term equity-based compensation plan;
- approving all bonuses and awards under those plans; and
- annually approving and recommending to the Board all compensation decisions for executive officers, including those for the Chief Executive Officer (the "CEO") and the other officers named in the Summary Compensation Table (together with the CEO, the "Executive Officers").

The current Executive Officers of the Company are Daniel P. Dyer, George D. Pelose, Edward J. Siciliano and Lynne C. Wilson. All of them were Executive Officers during 2012.

The Compensation Committee operates under a written charter (accessible on the investor relations page of the Company's website at www.marlinfinance.com) and only independent directors serve on the Compensation Committee.

Compensation Philosophy. The Compensation Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals by the Company, and which aligns executives' interests with those of the shareholders by rewarding performance against established goals, with the ultimate objective of improving shareholder value. The Compensation Committee evaluates both performance and compensation to ensure that the Company maintains its ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive in the marketplace. To that end, the Compensation Committee believes executive compensation packages provided by the Company to its executives, including the Executive Officers, should include both cash and equity-based compensation that rewards performance as measured against established goals.

At the 2012 Annual Meeting, shareholders approved the Company's compensation policies and programs with over 99% of the votes being cast in favor. The Compensation Committee believes this strongly affirms shareholders' support of the Company's approach to executive compensation. The Compensation Committee appreciates and values the views of our shareholders. In considering the results of the 2012 favorable advisory vote on executive compensation, the Compensation Committee recognizes that executive pay practices and notions of sound governance principles continue to evolve. While no changes were implemented as a result of the vote, the Compensation Committee intends to continue to pay close attention to the advice and counsel of its compensation advisors and invites our shareholders to communicate any concerns or opinions on executive pay directly to the Compensation Committee or the Board.

Management's Role in the Compensation-Setting Process. The Compensation Committee makes all compensation decisions relating to the Executive Officers; however, the Company's management plays a significant role in the compensation-setting process, including:

- evaluating employee performance;
- establishing performance targets and objectives; and
- recommending salary and bonus levels and equity awards.

The CEO works with the Compensation Committee Chairman in establishing the agenda for Compensation Committee meetings. Management also prepares meeting information for each Compensation Committee meeting. The CEO also occasionally participates in Compensation Committee meetings at the Compensation Committee Chairman's request to provide:

- background information regarding the Company's strategic objectives;
- a tally sheet for each Executive Officer, setting forth total compensation and aggregate equity awards for each Executive Officer;

- an evaluation of the performance of the Company's officers, including the Executive Officers; and
- compensation and equity award recommendations as to the Company's officers, including the Executive Officers.

The Compensation Committee can exercise its discretion in modifying any recommended awards to the Company's officers, including the Executive Officers. On January 23, 2013, the Compensation Committee chairman presented the 2012 bonus recommendations to the full Board of Directors of the Company, and the Board approved the 2012 bonus recommendations put forth by the CEO.

External Consultants and Benchmarking. The Compensation Committee has utilized the services of independent consulting firms on a limited basis.

In 2004, the Compensation Committee first engaged Watson Wyatt to conduct a study of the Company's Executive Officer compensation programs and strategies (the "2004 Watson Study"). The 2004 Watson Study compared the Company's executive compensation levels with that of (i) a peer group comprised of companies with a business services and financing focus that are similar in size to the Company (the "peer group"), (ii) compensation details from various market surveys across several industries (together with the peer group, the "comparison group") and (iii) broader financial services industry practices. The 2004 Watson Study selected a compensation peer group of companies consisting of eight publicly-traded companies similar in industry and size with executive positions with responsibilities similar in breadth and scope to those of the Company. The peer group used in the initial benchmark analysis contained in the 2004 Watson Study consisted of: California First National Bank (CFNB); Credit Acceptance Corp. (CACC); Financial Federal Corp. (FIF); First Marblehead Corp. (FMD); Medallion Financial Corp. (TAXI); Portfolio Recovery Associates Inc. (PRAA); First Investors Financial Services Group Inc. (FIFS); and World Acceptance Corp. (WRLD).

The 2004 Watson Study concluded that the Company's Executive Officers are paid conservatively relative to the comparison group. The study noted that the Executive Officers' base salaries at the time of the report were generally below the 50th percentile of the comparison group, but the competitiveness of the Executive Officers' total annual cash compensation improved with above market bonus opportunities. The 2004 Watson Study further noted that the value of the existing long-term incentives granted to the executives (primarily in the form of stock options) was below market levels.

In response to the findings of the 2004 Watson Study and in keeping with its philosophy of providing strong incentives for superior performance, the Compensation Committee modified the structure of the Company's Executive Officer equity compensation program. Based on recommendations contained in the 2004 Watson Study, effective in 2005, the Compensation Committee modified the stock-based incentive award program for the Executive Officers to include the three separate components set forth below (i.e., stock option grants, restricted stock grants and the management stock ownership program (the "MSOP")). The 2004 Watson Study suggested that this mix of stock-based awards will improve the competitiveness of the Company's long-term incentive plan for its Executive Officers and will better serve to align the overall interests of the Executive Officers with the Company's shareholders.

In October 2008, the Compensation Committee engaged Watson Wyatt to update the 2004 Watson Study regarding the Company's Executive Officer compensation programs and strategies (the "2008 Watson Study"). No changes were made to the peer group in the 2008 Watson Study. In response to the findings of the 2008 Watson Study, the Compensation Committee further modified the structure of the Company's Executive Officer compensation programs. Based on recommendations contained in the 2008 Watson Study, effective in 2009, the three components of the stock-based incentive award program for the Executive Officers consist of performance accelerated restricted stock awards, time vesting restricted stock and the MSOP. Based on the 2008 Watson Study, stock options were eliminated from future grants and replaced with restricted stock.

Watson Wyatt has not prepared an additional study since 2008 and no other benchmarking of the Company's Executive Officer compensation programs has been conducted. Therefore, in late 2012, the Compensation

Committee engaged Pearl Meyer & Partners to conduct a comprehensive evaluation of the Company's Executive Officer compensation programs for 2013 (the "2013 Pearl Meyer Study"). While the 2013 Pearl Meyer Study had no impact on the 2012 Executive Officer compensation programs, the Compensation Committee will consider the 2013 Pearl Meyer Study when making 2013 compensation decisions.

Compensation Components

Watson Wyatt reviewed the Company's existing executive compensation structure and assisted in the development of executive compensation programs that (a) are competitive among companies in similar growth and development stages to attract and retain talented management, (b) provide incentives that focus on the critical needs of the business on an annual and continuing basis and (c) reward management commensurate with the creation of shareholder and market value.

As noted above, the 2004 Watson Study included an initial benchmark analysis of the Company's executive compensation program, comparing it to (i) the peer group, (ii) the comparison group and (iii) broader financial services industry practices. The Compensation Committee used this benchmark data to set the Executive Officers' compensation levels in 2004. On an ongoing basis, the Compensation Committee reviews a variety of factors in assessing and setting overall executive compensation levels, including references to market surveys, broader financial services industry practices, tally sheets, executive performance and the 2008 Watson Study.

The components of compensation paid to the Executive Officers in 2012 were as follows:

- *Base Salary.* The Compensation Committee establishes base salaries that it believes to be sufficient to attract and retain quality Executive Officers who can contribute to the long-term success of the Company. The Compensation Committee determines each Executive Officer's base salary through a thorough evaluation of a variety of factors, including the executive's responsibilities, tenure, job performance and prevailing levels of market compensation. The Compensation Committee reviews these salaries at least annually for consideration of increases based on merit and competitive market factors.
- *Bonus.* The annual incentive bonus awards are designed to reward the Executive Officers for the achievement of certain corporate and individual performance goals. The Compensation Committee sets threshold, target and maximum bonus levels for each goal. As part of the 2004 Watson Study, the Company sought to set the Executive Officers' total target compensation levels at levels that were near the median of the data from the peer group and the broader industry practices. This resulted in the setting of threshold, target and maximum bonus levels (as a percentage of base salaries) as follows: Daniel P. Dyer: 42.5% threshold, 85% target and 148.75% maximum; George D. Pelose: 37.5% threshold, 75% target and 108.75% maximum; and Lynne C. Wilson: 25% threshold, 50% target and 75% maximum.

  Prior to the beginning of each year, the Company sets target levels for the items of corporate performance that are to be measured that year for assessing the bonus opportunity for the Executive Officers. Some of the target levels are standard for each Executive Officer (such as corporate pre-tax income) and some are specific to a particular Executive Officer's primary area of responsibility (such as unit performance and individual development). The full matrix of performance measurements varies by Executive Officer and by year, as do the weightings of each item, which can range from 15% to 75% of the total bonus opportunity. To achieve the target bonus payout associated with a performance measurement, the Executive Officer must achieve 100% of the plan for that performance measurement. If the Executive Officer does not achieve 100% of the planned performance measurements for that year, such Executive Officer can still achieve the threshold bonus payout if the performance level exceeds certain minimum requirements. Maximum bonus payout can be achieved if the Executive Officer exceeds the planned levels for the performance measurements. Each Executive Officer has a portion of his or her bonus opportunity measured against individual goals and performance. The weighting of the individual performance component varies by Executive Officer and by year, and may range from 15% to 75% of the Executive Officer's total bonus opportunity. Individual performance goals typically include performance on specific projects or initiatives assigned to the Executive Officer, as well as overall professional development.

- *Equity-Based Incentive Awards.* The Compensation Committee believes that share ownership provided by equity-based compensation emphasizes and reinforces the mutuality of interest among the Executive Officers and shareholders. After each fiscal year, the Compensation Committee reviews and approves stock-based awards for the Executive Officers based primarily on the Company's results for the year and the Executive Officer's individual contribution to those results. As part of the 2008 Watson Study, the Company set the Executive Officers' annual equity-based compensation target levels (as a percentage of base salaries) as follows: Daniel P. Dyer: 120% target; George D. Pelose: 90% target; and Lynne C. Wilson: 45% target. The stock-based incentive awards adopted pursuant to the 2008 Watson Study include three separate formulaic components: (1) performance accelerated restricted stock grants (60% of the annual target grant amount), (2) time vesting restricted stock grants (20% of the annual target grant amount) and (3) the MSOP (20% of the annual target grant amount).
- *Other Benefits.* The Executive Officers participate in employee benefits plans generally available to all of the Company's employees, including medical and health plans, the 401(k) program and the Employee Stock Purchase Program. In addition, Messrs. Dyer and Pelose received reimbursement of life and disability insurance premiums pursuant to their employment agreements, and each of the Executive Officers receive reimbursement for physical examinations.

Components of Equity-Based Incentive Awards

As mentioned above, the formulaic equity-based incentive awards adopted pursuant to the 2008 Watson Study include three separate components: (1) performance accelerated restricted stock grants, (2) time vesting restricted stock grants and (3) the MSOP.

- *Performance Accelerated Restricted Stock Grants.* Performance accelerated restricted stock grants represent 60% of the value of the annual equity grants made to the Executive Officers and the other equity-based incentive program participants. These grants are made biennially (i.e., double grants made every other year) as recommended in the 2008 Watson Study as a way to make meaningful grants that will help immediately align the interests of the grant recipients with the shareholders. The restrictions on the performance accelerated restricted stock grants lapse after seven years, but are subject to accelerated performance vesting. Vesting shall accelerate and the restrictions shall lapse on all or a portion of the restricted shares if the grant recipient achieves all or a portion of his/her annual vesting goals during the first three years after the grant date (up to one-third of the total grant amount can vest on an accelerated basis each of the first three years after the grant date), as approved by the Compensation Committee. Overachievement against the goals may result in the Compensation Committee granting additional restricted shares.
- *Time Vesting Restricted Stock Grants.* Time vesting restricted stock grants represent 20% of the value of the annual equity grants made to the Executive Officers and the other equity-based incentive program participants. The restrictions on these shares shall lapse pro-rata over four years after the grant date (25% per year).
- *Management Stock Ownership Program.* The MSOP represents 20% of the value of the annual equity grants made to the Executive Officers and the other equity-based incentive program participants. The MSOP provides for a matching grant of restricted stock to a participant who owns common stock of the Company. The restrictions on the matching MSOP restricted shares lapse after ten years, but are subject to accelerated vesting. Vesting of the matching MSOP restricted shares shall immediately accelerate (and all restrictions shall lapse) after three years if the grantee maintained continuous outright ownership of an equivalent number of unrestricted shares of the Company for the entire three-year period.

Ownership Guidelines

In an effort to ensure that the Executive Officers and other officers and managers of the Company maintain sufficient equity ownership so that their thinking and actions are aligned with the interests of our shareholders, the Company first adopted management ownership guidelines in 2006, which apply to all participants in the equity-based incentive award program. The ownership guidelines were revised in 2009 and currently consist of minimum share ownership levels for the Executive Officers and the other officers participating in the equity-based incentive award program. The minimum share ownership guidelines are summarized below:

Name/Position	Minimum ownership guideline
Daniel P. Dyer	50,000 shares
George D. Pelose	35,000 shares
Edward J. Siciliano	20,000 shares
Lynne C. Wilson	20,000 shares
Other Officers	2,000 to 20,000 shares (depending on position and tenure)

Restricted shares do not count toward the ownership guideline. Compliance will be reviewed at least annually.

If an equity incentive program participant sells shares of the Company while such participant is not in compliance with the ownership guidelines, the Compensation Committee will take this into account prior to making additional equity awards to such participant.

As of March 1, 2013, Mr. Dyer, Mr. Pelose, Mr. Siciliano and Ms. Wilson were in compliance with their respective ownership guidelines.

Employment Agreements

In October 2003, the Company entered into employment agreements with Messrs. Dyer and Pelose, which became effective in November 2003 upon consummation of the Company's initial public offering and the terms of which are substantially similar to each other, and amended such employment agreements in December 2008. The employment agreements establish minimum salary and target bonus levels for the executives. The agreements require the executives to devote substantially all of their business time to their employment duties. Each agreement had an initial two-year term that automatically extends on each anniversary of the effective date of the agreement for successive one-year terms unless either party to the agreement provides 90 days notice to the other party that he does not wish to renew the agreement. The agreements currently run through November 2014.

The Company may terminate the employment agreements for or without cause, and the executive may terminate his employment agreement with or without good reason. The employment agreements terminate automatically upon a change in control. The employment agreements provide for severance in the case of termination without cause, resignation for good reason, termination upon non-renewal of the agreement and termination on account of change in control. The employment agreements are intended to comply with the requirements of Section 409A of the Internal Revenue Code, to the extent applicable, and the agreements shall be interpreted to avoid any penalty sanctions thereunder. Upon termination of the employment agreement, the executive will be subject to certain protective non-competition and non-solicitation covenants. In addition, for a 24-month period after termination of employment, the executive is prohibited from hiring the Company's employees.

Compensation for Executive Officers in 2012

Base Salary. The Executive Officers base salaries as of December 31, 2012 were as follows: Mr. Dyer, $390,000, Mr. Pelose, $325,000, Mr. Siciliano, $289,823 (which was increased from $285,000 on October 25, 2012), and Ms. Wilson, $267,038.

Annual Bonuses. In 2012, the Executive Officers were eligible for annual bonuses at the following threshold, target and maximum bonus levels (as a percentage of base salaries): Daniel P. Dyer: 42.5% threshold, 85% target and 148.75% maximum; George D. Pelose: 37.5% threshold, 75% target and 108.75% maximum; Edward J. Siciliano: 35% threshold, 70% target and 105% maximum; and Lynne C. Wilson: 25% threshold, 50% target and 75% maximum. The annual incentive bonus awards are designed to reward the Executive Officer for the achievement of certain corporate and individual performance goals. Each year, the Compensation Committee reviews and approves goals for each Executive Officer, which typically consist of a corporate goal and specific individual goals.

An aggregate bonus pool of approximately $1,603,616 was targeted in 2012 for the 15 officers and managers. In 2012, the Board proposed (and management agreed to) a slight increase in the aggregate available management bonus pool from $1,603,616 to $1,675,112 (104% of the original $1,603,616 target bonus pool for 2012).

Mr. Dyer (as CEO) recommended target bonus levels for the Executive Officers for 2012 as follows: Mr. Dyer — normal target bonus of 85% of base salary; Mr. Pelose — normal target bonus of 75% of base salary; Mr. Siciliano —normal target bonus of 70% of base salary; and Ms. Wilson — normal target bonus of 50% of base salary.

Mr. Dyer then recommended the following percentage payouts against the bonus targets based on each Executive Officer's performance in 2012: Mr. Dyer — 105%; Mr. Pelose — 105%; Mr. Siciliano — 105%; and Ms. Wilson — 94.5%. The performance payout calculations related primarily to executives' performance against certain goals and objectives set at the beginning of 2012. The Board accepted Mr. Dyer's recommendation and, as a result, the target bonus levels for the Executive Officers for 2012 were made as recommended and 2012 bonus payouts to the Executive Officers were made based on each Executive Officer's normal target bonus percentage multiplied by his or her performance payout percentage.

The calculation of the bonus payable to each Executive Officer in 2012 is as follows: Mr. Dyer — $390,000 base salary (i) multiplied by his 2012 target bonus percentage of 85% and (ii) further multiplied by his performance payout percentage of 105% equals $348,075; Mr. Pelose — $325,000 base salary (i) multiplied by his 2012 target bonus percentage of 75% and (ii) further multiplied by his performance payout percentage of 105% equals $255,938; Mr. Siciliano — $285,000 base salary (i) multiplied by his 2012 target bonus percentage of 70% and (ii) further multiplied by his performance payout percentage of 105% equals $209,475; and Ms. Wilson — $267,038 base salary (i) multiplied by her 2012 target bonus percentage of 50% and (ii) further multiplied by her performance payout percentage of 94.5% equals $126,175. The table below shows the aggregate 2012 bonus opportunity at the threshold, target and maximum levels and the actual 2012 bonus achieved:

	2012 Annual Bonus Opportunity			**Actual Bonus Achieved for 2012**
	Threshold	**Target**	**Maximum**	
Daniel P. Dyer	$165,750	$331,500	$580,125	$348,075
George D. Pelose	$121,875	$243,750	$353,437	$255,938
Edward J. Siciliano	$ 99,750	$199,500	$299,250	$209,475
Lynne C. Wilson	$ 66,759	$133,519	$200,278	$126,175

Annual Equity-Based Incentives. In connection with the Company's annual equity-based incentive program adopted based on the recommendations in the 2008 Watson Study, on January 26, 2012, the Compensation Committee reviewed and approved stock-based awards for the Executive Officers based on the Company's results for the year and the executive's individual contribution to those results. Grants made under the annual equity-based incentive plan to the Executive Officers in 2012 consisted of the following:

- *Time Vesting Restricted Stock Awards*: The annual time vesting restricted stock grant to the Executive Officers was made by the Compensation Committee on January 26, 2012. The restrictions on the time vesting restricted stock grants will lapse over the four year period following the grant date on a pro-rate basis (25% per year). In 2012, the Company made the following time vesting restricted stock awards to the Executive Officers: Mr. Dyer — 7,091; Mr. Pelose — 4,432; Mr. Siciliano — 3,023; and Ms. Wilson — 1,821.

- *Matching Grant of MSOP Restricted Stock*: Pursuant to the Company's MSOP plan, the Compensation Committee made matching grants of restricted stock to the Executive Officers. The restrictions on the MSOP restricted stock will lapse ten years from the date of grant; however, if the Executive Officer continuously maintains ownership of an equal number of common shares for three years, the vesting on the matching shares shall accelerate and fully vest at the end of such three year period. In 2012, the Company granted the following matching shares of restricted stock to the Executive Officers: Mr. Dyer — 7,091; Mr. Pelose — 4,432; Mr. Siciliano — 3,023; and Ms. Wilson — 1,821.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis set forth above with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the this Annual Report on Form 10-K for the year ended December 31, 2012.

This report is submitted by the members of the Compensation Committee of the Board of Directors:

Lawrence J. DeAngelo (Chairman)
Edward Grzedzinski
James W. Wert

Compensation Committee Interlocks and Insider Participation

The members of the Company's Compensation Committee are named above. None of these individuals has ever been an officer or employee of the Company or any of its subsidiaries and no "compensation committee interlocks" existed during 2012.

Compensation and Plan Information

Summary Compensation Table

The following table sets forth the compensation awarded or paid, or earned or accrued for services rendered to the Company in all capacities during fiscal years 2012, 2011 and 2010 by the Company's Chief Executive Officer, Chief Financial Officer and the other individual who was an executive officer during fiscal year 2012. In accordance with SEC rules, the compensation described in the table does not include medical, group life insurance or other benefits which are available generally to all our salaried employees.

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[1]	All Other Compensation ($)[2]	Total ($)
Daniel Dyer	2012	$390,000	—	$635,969	$ 6,650	$348,075	$18,616	$1,399,310
Chief Executive	2011	$386,700	—	$582,410	$21,650	$200,000	$17,213	$1,207,973
Officer	2010	$370,500	—	$598,933	$33,402	$132,600	$11,666	$1,147,101
George D. Pelose	2012	$325,000	—	$509,784	$ 5,060	$255,938	$12,887	$1,108,669
Executive Vice	2011	$325,000	—	$405,309	$16,584	$165,000	$14,390	$ 926,283
President and Chief	2010	$325,000	—	$432,602	$24,220	$131,625	$ 8,062	$ 921,509
Operating Officer								
Edward J. Siciliano	2012	$289,823	—	$260,779	$ 1,026	$209,475	$ 8,197	$ 769,300
Executive Vice								
President and Chief								
Sales Officer								
Lynne C. Wilson	2012	$267,038	—	$171,365	$ 2,605	$126,175	$ 4,606	$ 571,789
Senior Vice	2011	$263,748	—	$138,511	$ 8,622	$ 40,050	$ 3,299	$ 454,230
President and Chief	2010	$257,639	—	$189,866	$12,768	$ 33,198	$ 3,468	$ 496,939
Financial Officer								

(1) Figures represent the cash portion of the bonuses earned for that year (but paid in first quarter of the following year).

(2) Includes contributions made by the Company to the 401(k) plan on behalf of the Executive Officers, and, for Messrs. Dyer and Pelose, reimbursement of life and disability insurance premiums pursuant to their employment agreements. Reimbursement of life and disability insurance premiums in 2012 was $7,991 for Mr. Dyer and $4,387 for Mr. Pelose. Contributions made by the Company to the 401(k) plan in 2012 were $10,625 for Mr. Dyer, $8,500 for Mr. Pelose, $8,197 for Mr. Siciliano; and $4,606 for Ms. Wilson.

Current Compensation — Grants of Plan-Based Awards Table

The following Grants of Plan-Based Awards table provides additional information about restricted stock and option awards and equity incentive plan awards granted to our Executive Officers during the year ended December 31, 2012. The Company does not have any non-equity incentive award plans and has therefore omitted the corresponding columns. The compensation plans under which the grants in the following table were made are described in the "Compensation for Executive Officers in 2012 — Equity-Based Incentives."

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards			All other Stock Awards: Number of Shares of Stock or Units (#)	All other Option Awards: Number of Securities Under-lying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold (#)	Target (#)	Maximum (#)				
Daniel P. Dyer	01/26/2012	—	—	—	7,091	—	—	$98,849
	01/26/2012	—	—	—	7,091	—	—	$98,849
George D. Pelose	01/26/2012	—	—	—	4,432	—	—	$61,782
	01/26/2012	—	—	—	4,432	—	—	$61,782
Edward J. Siciliano	01/26/2012	—	—	—	3,023	—	—	$42,142
	01/30/2012	—	—	—	3,023	—	—	$42,957
Lynne C. Wilson	01/26/2012	—	—	—	1,821	—	—	$25,385
	01/26/2012	—	—	—	1,821	—	—	$25,385

Outstanding Equity Awards at Fiscal Year-End 2012

The following table summarizes the equity awards we have made to our Executive Officers which are outstanding as of December 31, 2012.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Daniel P. Dyer	—	—	31,034[1]	$ 9.52	03/01/2015	—	—	—	—
	—	19,956[2]	—	$12.41	05/25/2017	—	—	—	—
	—	—	8,612[3]	$12.41	05/25/2017	—	—	—	—
	—	—	—	—	—	2,760[4]	$ 55,366	—	—
	—	—	—	—	—	8,320[5]	$166,899	—	—
	—	—	—	—	—	1,920[6]	$ 38,515	—	—
	—	—	—	—	—	5,200[7]	$104,312	—	—
	—	—	—	—	—	4,320[8]	$ 86,659	—	—
	—	—	—	—	—	5,241[9]	$105,134	—	—
	—	—	—	—	—	10,482[10]	$210,269	—	—
	—	—	—	—	—	6,235[11]	$125,074	—	—
	—	—	—	—	—	33,251[12]	$667,015	—	—
	—	—	—	—	—	8,313[13]	$166,759	—	—
	—	—	—	—	—	7,091[14]	$142,245	—	—
	—	—	—	—	—	7,091[15]	$142,245	—	—

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
George D. Pelose	15,510[16]	—	—	$ 9.52	03/01/2015	—	—	—	—
	—	—	23,842[17]	$ 9.52	03/01/2015	—	—	—	—
	14,674	14,674[2]	—	$12.41	05/25/2017	—	—	—	—
	—	—	6,616[18]	$12.41	05/25/2017	—	—	—	—
	—	—	—	—	—	712[4]	$ 14,283	—	—
	—	—	—	—	—	6,391[5]	$128,203	—	—
	—	—	—	—	—	3,250[7]	$ 65,195	—	—
	—	—	—	—	—	3,276[9]	$ 65,717	—	—
	—	—	—	—	—	6,551[10]	$131,413	—	—
	—	—	—	—	—	3,897[11]	$ 78,174	—	—
	—	—	—	—	—	20,781[12]	$416,867	—	—
	—	—	—	—	—	5,195[13]	$104,212	—	—
						4,432[14]	$ 88,906	—	—
						4,432[15]	$ 88,906	—	—
Edward J. Siciliano	1,325[19]	—	—	$14.37	10/08/2014	—	—	—	—
	7,862[16]	—	—	$ 9.52	03/01/2015	—	—	—	—
	—	—	10,776[27]	$ 9.52	03/01/2015	—	—	—	—
	—	—	—	—	—	1,066[20]	$ 21,384	—	—
	—	—	—	—	—	1,389[7]	$ 27,863	—	—
	—	—	—	—	—	5,252[21]	$105,355	—	—
	—	—	—	—	—	3,695[26]	$ 74,122	—	—
	—	—	—	—	—	1,848[9]	$ 37,071	—	—
	—	—	—	—	—	2,199[11]	$ 44,112	—	—
	—	—	—	—	—	11,723[12]	$235,163	—	—
	—	—	—	—	—	2,931[22]	$ 58,796	—	—
	—	—	—	—	—	3,023[14]	$ 60,641	—	—
	—	—	—	—	—	3,023[15]	$ 60,641	—	—
	—	—	—	—	—			—	—
Lynne C. Wilson		1,976[2]	—	$12.41	05/25/2017	—	—	—	—
	—	—	12,265[23]	$ 9.52	03/01/2015	—	—	—	—
	—	—	3,196[24]	$12.41	05/25/2017	—	—	—	—
	—	—	—	—	—	1,932[25]	$ 38,756	—	—
	—	—	—	—	—	3,087[5]	$ 61,925	—	—
						7,083[6]	$142,085		
	—	—	—	—	—	1,265[7]	$ 25,376	—	—
	—	—	—	—	—	1,275[9]	$ 25,577	—	—
	—	—	—	—	—	2,549[10]	$ 51,133	—	—
	—	—	—	—	—	1,517[11]	$ 30,431	—	—
	—	—	—	—	—	8,491[12]	$170,329	—	—
	—	—	—	—	—	2,022[13]	$ 40,561	—	—
	—	—	—	—	—	1,821[14]	$ 36,529	—	—
	—	—	—	—	—	1,821[15]	$ 36,529	—	—

1. The Performance Based non-qualified stock options were granted on February 29, 2008 at a strike price equal to $9.52 (the closing price of the Company's common stock on that date). These options have a term of seven years and vest four years from the grant date.

The number of option shares that vest on such date will be determined by the Company's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 10,345; at 15.0%-16.49%, 20,689; at 16.5% or greater, 31,034.

2. Stock options granted as part of the option exchange program; options vest at the rate of 25% per year, with vesting dates for the remaining 50% at 5/24/2013 and 5/24/2014.
3. The Performance Based non-qualified stock options were granted on May 24, 2010 (as part of the option exchange program) at a strike price equal to $12.41 (the closing price of the Company's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Company's EPS compounded average growth rate over the four fiscal years of 2007, 2008, 2009 and 2010, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 2,871; at 15.0%-16.49%, 5,741; at 16.5% or greater, 8,612.
4. The shares were granted on March 9, 2004, and vest ten years from the grant date.
5. Represents grant of restricted shares made on March 16, 2007 (the grant date stock price was $20.77). The restrictions on these shares shall lapse on March 16, 2014.
6. Represents biennial grant of performance accelerated restricted shares made on February 18, 2009 (the grant date stock price was $6.91). The restrictions on these shares shall lapse on February 18, 2016. Vesting may accelerate (and all restrictions shall lapse) up to one-third of the grant amount for each of the three years immediately following the grant date if the grantee achieves certain performance goals established annually for each of the first three years. Additional grants may be made if the grantee exceeds his/her performance goals.
7. Time vesting restricted stock grants (the grant date stock price was $4.50) that vest at the rate of 25% per year, with vesting date of the remaining 25% at 2/18/2013.
8. Represents remainder of biennial grant of performance accelerated restricted shares made on October 28, 2009 (the grant date stock price was $7.17). The restrictions on these shares shall lapse on October 28, 2016. Vesting may accelerate (and all restrictions shall lapse) up to one-third of the grant amount for each of the three years immediately following the grantee date if the grantee achieves certain performance goals established annually for each of the first three years. Additional grants may be made if the grantee exceeds his performance goals.
9. Time vesting restricted stock grants (the grant date stock price was $9.52) that vest at the rate of 25% per year, with vesting dates for the remaining 50% at 3/12/2013; and 3/12/2014.
10. Represents matching grant of restricted stock under MSOP made on March 12, 2010 (the grant date stock price was $9.52). The restrictions on these matching restricted shares shall lapse on March 12, 2020. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on March 12, 2013) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Company for the entire three year period.
11. Time vesting restricted stock grants (the grant date stock price was $10.97) that vest at the rate of 25% per year, with vesting dates for the remaining 75% at 3/1/2013; 3/1/2014 and 3/1/2015.
12. Represents biennial grant of performance accelerated restricted shares made on March 1, 2011 (the grant date stock price was $10.97). The restrictions on these shares shall lapse on March 1, 2018. Vesting may accelerate (and all restrictions shall lapse) up to one-third of the grant amount for each of the three years immediately following the grant date if the grantee achieves certain performance goals established annually for each of the first three years. Additional grants may be made if the grantee exceeds his/her performance goals.
13. Represents matching grant of restricted stock under MSOP made on March 1, 2011(the grant date stock price was $10.97). The restrictions on these matching restricted shares shall lapse on March 1, 2021. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on March 1, 2014) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Company for the entire three year period.
14. Time vesting restricted stock grants (the grant date stock price was $13.94) that vest at the rate of 25% per year, with vesting dates of 1/26/2013; 1/26/2014; 1/26/2015 and 1/26/2016.
15. Represents matching grant of restricted stock under MSOP made on January 26, 2012 (the grant date stock price was $13.94). The restrictions on these matching restricted shares shall lapse on January 26, 2022. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on January 26, 2015) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Company for the entire three year period.
16. Stock options vest at the rate of 25% per year; the final vesting date occurred on 2/28/2012.
17. The Performance Based non-qualified stock options were granted on February 29, 2008 at a strike price equal to $9.52 (the closing price of the Company's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Company's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 7,947; at 15.0%-16.49%, 15,895; at 16.5% or greater, 23,842.

18. The Performance Based non-qualified stock options were granted on May 24, 2010 (as part of the option exchange program) at a strike price equal to $12.41(the closing price of the Company's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Company's EPS compounded average growth rate over the four fiscal years of 2007, 2008, 2009 and 2010, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 2,206; at 15.0%-16.49%, 4,410; at 16.5% or greater, 6,616.
19. Stock options that vested at the rate of 25% per year; the final vesting date occurred on October 8, 2011.
20. Represents grant of restricted shares made on October 8, 2007 (the grant date stock price was $14.37). The restrictions on these shares shall lapse on October 8, 2014.
21. Represents grant of restricted shares made on February 29, 2008 (the grant date stock price was $9.52). The restrictions on these shares shall lapse on March 1, 2015.
22. Represents matching grant of restricted stock under MSOP made on March 18, 2011 (the grant date stock price was $11.31). The restrictions on these matching restricted shares shall lapse on March 18, 2021. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on March 18, 2014) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Company for the entire three year period.
23. The Performance Based non-qualified stock options were granted on February 29, 2008 at a strike price equal to $9.52 (the closing price of the Company's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Company's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 4,088; at 15.0%-16.49%, 8,177; at 16.5% or greater, 12,265.
24. The Performance Based non-qualified stock options were granted on May 24, 2010 (as part of the option exchange program) at a strike price equal to $12.41(the closing price of the Company's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Company's EPS compounded average growth rate over the four fiscal years of 2007, 2008, 2009 and 2010, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 1,065; at 15.0%-16.49%, 2,131; at 16.5% or greater, 3,196.
25. Represents grant of restricted shares made on June 5, 2006 (the grant date stock price was $21.32). The restrictions on these shares shall lapse on June 5, 2013.
26. Represents matching grant of restricted stock under MSOP made on April 6, 2010 (the grant date stock price was $10.24). The restrictions on these matching restricted shares shall lapse on April 6, 2020. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on April 6, 2013) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Company for the entire three year period.
27. The Performance Based non-qualified stock options were granted on February 29, 2008 at a strike price equal to $9.52 (the closing price of the Company's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Company's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 3,592; at 15.0%-16.49%,7,184; at 16.5% or greater, 10,776.

Option Exercises and Stock Vested Table

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Daniel P. Dyer	56,248	$447,932	117,924	$1,637,642
George D. Pelose	7,939	$ 54,740	59,461	$ 841,283
Edward J. Siciliano	—	—	20,017	$ 282,192
Lynne C. Wilson	10,924	$ 86,806	20,210	$ 300,435

Potential Payments Upon Termination of Employment or Change in Control

The following tables show potential payments to Messrs. Dyer and Pelose upon termination of employment, including without limitation a change in control, assuming a December 31, 2012 termination date. Stock option benefit amounts are computed for each option as to which vesting will be accelerated upon the occurrence of the termination event by multiplying the number of shares underlying the option by the difference between the $20.06 closing price per share of our common stock on December 31, 2012, and the exercise price per share of the option. Restricted stock benefit amounts are computed by multiplying the number of restricted shares as to which vesting will be accelerated by the $20.06 per share closing price of our common stock on December 31, 2012.

A description of the applicable provisions of the employment agreements for Messrs. Dyer and Pelose follows the tables.

Daniel P. Dyer

Benefit Type	Change in Control, Non-Renewal by Company, Termination without Cause or for Good Reason	For Cause or Voluntary Termination	Death or Disability
Lump Sum Payments	$1,178,737	—	—
Stock Options	$ 545,644	—	$ 545,644
Restricted Stock	$2,010,492	—	$2,010,492
Excise Tax Gross-Ups	—	—	—

George D. Pelose

Benefit Type	Change in Control, Non-Renewal by Company, Termination without Cause or for Good Reason	For Cause or Voluntary Termination	Death or Disability
Lump Sum Payment	$1,005,535	—	—
Stock Options	$ 414,163	—	$ 414,163
Restricted Stock	$1,181,873	—	$1,181,873
Excise Tax Gross-Ups	—	—	—

The Company has employment agreements with Messrs. Dyer and Pelose (each, an "executive"), which run through November 2014.

The Company may terminate the employment agreements for or without cause. A termination for cause requires a vote of two-thirds of our directors and prior written notice to the executive providing an opportunity to remedy the cause. Cause generally means: (1) willful fraud or material dishonesty by the executive in connection with the performance of his employment duties; (2) grossly negligent or intentional failure by the executive to substantially perform his employment duties; (3) material breach by the executive of certain protective covenants (as described below); or (4) the conviction of, or plea of nolo contendere to, a charge of commission of a felony by the executive.

The executive's employment automatically terminates as of the last day of the agreement term upon the Company's non-renewal of the employment agreement, provided that the executive was willing and able to execute a new contract providing terms and conditions substantially similar to those in the employment agreement and to continue providing services under the employment agreement.

The executive may terminate his employment agreement with or without good reason. A termination by the executive for good reason requires prior written notice within ninety (90) days after the initial occurrence of the event and after providing the Company with the opportunity to remedy the good reason during a thirty (30) day cure period. Good reason means the occurrence of any one or more of the following, without the consent of the executive: (a) a material diminution in the executive's authority, duties or responsibilities; (b) the Company requires that the executive report to an officer or employee of the Company instead of reporting directly to the Company's Chief Executive Officer, in the case of Mr. Pelose, and Board of Directors, in the case of Mr. Dyer; (c) a material diminution in the executive's base compensation, which, for purposes of the employment agreement, means the executive's base salary and target incentive bonus percentage in effect immediately prior to the action taken to diminish the executive's base salary or target incentive bonus percentage; (d) a material change in the geographic location at which the executive must perform services, which shall include a change to a location that is more than twenty-five (25) miles from the location at which the executive performed services under the employment agreement as of December 31, 2008; or (e) any other action or inaction that constitutes a material breach by the Company under the employment agreement.

If a change in control (as defined in the employment agreements) occurs during the term of the employment agreements, then the executive's employment with the Company shall automatically terminate without cause as of the date of the change of control.

Pursuant to the terms of their employment agreements, if the employment of Mr. Dyer or Mr. Pelose ends for any reason, the Company will pay accrued salary, bonuses and incentive payments already determined and other unpaid benefits or vested rights under any equity plans. In addition, in the event of a termination of employment due to either termination by the Company without cause, the resignation by the executive for good reason, non-renewal by the Company or a change in control, the executive will receive a lump sum payment equal to: (i) two times current base salary; (ii) two times the average incentive bonus earned for the preceding two fiscal years; (iii) twenty four (24) times the current monthly COBRA premium rate for medical and dental benefits for the executive and his family, plus an additional amount to cover taxes on such amount; (iv) two times the annual premium of additional life and long-term disability insurance coverage for the executive, based on the current annual premiums, plus an additional amount to cover taxes; and (v) any incentive bonus earned but not yet paid. The lump sum cash amount is payable within thirty (30) days following the termination date (provided the executive executes and does not revoke a standard release of employment claims). In the event that the executive's employment is terminated on account of the executive's death or disability, termination by the Company without cause, the resignation by the executive for good reason, non-renewal by the Company or a change in control, then all of the options, restricted stock and other stock incentives granted to the executive will become fully vested, and the executive will have up to two years in which to exercise all vested options. If any payments due to the executive under the employment agreement would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then the Company will be required to gross up the executive's payments for the amount of the excise tax plus the amount of income and other taxes due as a result of the gross up payment.

Notwithstanding the provisions described above, the employment agreements are intended to comply with the requirements of Section 409A of the Internal Revenue Code, to the extent applicable, and the agreements shall be interpreted to avoid any penalty sanctions thereunder, and therefore may require a payment delay of severance benefits or reimbursements to be paid to the executive.

Upon termination of the employment agreement, the executive will be subject to certain protective covenants. If the Company terminates the executive's employment without cause or if the executive terminates his employment with good reason, the executive will be prohibited from competing with the Company and from soliciting its customers for an 18-month period. Such period shall be 12 months for all other terminations. In addition, for a 24-month period after termination of employment, the executive is prohibited from hiring the Company's employees.

Mr. Siciliano and Ms. Wilson do not have employment agreements, but pursuant to the terms of the Company's 2003 Equity Compensation Plan, as amended (the "Equity Plan"), upon a change of control (as defined in the Equity Plan), all outstanding options shall immediately vest and become exercisable, and the restrictions and conditions on all outstanding restricted stock awards shall immediately lapse. Based on this, in the event of a change of control (as defined in the Equity Plan), assuming a December 31, 2012 change of control date, the benefit to Mr. Siciliano would be $725,146 in restricted stock and $113,579 in options and the benefit to Ms. Wilson would be $659,228 in restricted stock and $168,839 in options. Stock option benefit amounts are computed for each option as to which vesting will be accelerated upon the occurrence of the termination event by multiplying the number of shares underlying the option by the difference between the $20.06 closing price per share of our common stock on December 31, 2012 and the exercise price per share of the option. Restricted stock benefit amounts are computed by multiplying the number of restricted shares as to which vesting will be accelerated by the $20.06 per share closing price of our common stock on December 31, 2012.

Directors' Compensation

The non-employee independent members of the Board of Directors receive a $30,000 annual retainer (payable in quarterly installments) for their service on the Board of Directors. Non-employee independent members of the Board of Directors are granted an Option to purchase 5,000 shares of the Company's common stock upon their initial appointment or election to the Board. These options vest in four equal annual installments. In addition, non-employee independent members of the Board of Directors receive annual grants under the Company's 2003 Equity Compensation Plan, as amended, of restricted stock yielding a present value of $36,000 at the Stock Award grant date. The annual restricted Stock Awards vest at the earlier of (a) seven years from the grant date and (b) six months following the non-employee independent director's termination of Board service.

The chairman of the Audit Committee receives additional compensation of $10,000 per year, the chairman of the Compensation Committee receives additional compensation of $4,000 per year and the chairman of the Nominating Committee receives additional compensation of $2,000 per year. These fees are paid in quarterly installments.

The non-employee Chairman of the Board of the Company receives: (i) $100,000 total annual retainer (payable in quarterly installments) and (ii) an annual restricted stock grant yielding a present value of $41,000. The annual restricted stock grant will vest at the earlier of (a) seven years from the grant date and (b) six months following the non-employee Chairman's termination of Board service.

The following table sets forth compensation from the Company for the non-employee independent members of the Board of Directors in 2012. The table does not include reimbursement of travel expenses related to attending Board, Committee and Company business meetings.

Director Compensation Table

Name	Fees Earned or Paid In Cash ($)	Stock Awards ($)	Option Awards ($)	Total ($)
Kevin J. McGinty	$100,000	$31,295	—	$131,295
John J. Calamari	$ 40,000	$28,893	—	$ 68,893
Lawrence J. DeAngelo	$ 34,000	$28,893	—	$ 62,893
Edward Grzedzinski	$ 32,000	$28,893	—	$ 60,893
Matthew J. Sullivan	$ 30,000	$21,163	$ 959	$ 52,122
J. Christopher Teets	$ 30,000	$13,431	$9,787	$ 53,218
James W. Wert	$ 30,000	$28,893	—	$ 58,893

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

The following table sets forth information with respect to the beneficial ownership of our common stock as of March 1, 2013, by:

- each person or entity known by us to beneficially own more than 5% of our common stock;
- each of our named executive officers in the Summary Compensation Table below;
- each of our directors and nominees; and
- all of our executive officers, directors and nominees as a group.

Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be the beneficial owner of securities as to which such person has no economic interest.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Executive Officers, Directors and Nominees		
Daniel P. Dyer[1,2]	411,818	3.23%
George D. Pelose[1,2]	224,139	1.75
Edward J. Siciliano[1,2]	99,996	*
Lynne C. Wilson [1,2]	91,463	*
John J. Calamari[3]	32,501	*
Lawrence J. DeAngelo[3]	44,488	*
Edward Grzedzinski[3]	34,136	*
Kevin J. McGinty[3]	117,266	*
James W. Wert[3]	76,375	*
Matthew J. Sullivan[1,3,4]	2,336,495	18.33
J. Christopher Teets[1,5]	11,025	*
All executive officers, directors and nominees as a group (10 persons)[1,6]	3,479,702	27.31
Beneficial Owners of More Than 5% of Common Stock		
Peachtree Equity Investment Management, Inc.[7] 1170 Peachtree St., Ste. 1610 Atlanta, GA 30309	2,309,934	18.13
Red Mountain Capital Partners LLC[8] 10100 Santa Monica Blvd, Ste. 925 Los Angeles, CA 90067	1,259,902	9.89
Columbia Wanger Asset Management, L.P.[9] 227 West Monroe Street, Suite 3000 Chicago, IL 60606	1,216,000	9.54
Dimensional Fund Advisors LP.[10] Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	963,924	7.57

* Represents less than 1%.

(1) Does not include options vesting more than 60 days after March 1, 2013, held by Mr. Dyer (59,602), Mr. Pelose (45,132), Mr. Siciliano (10,776), Ms. Wilson (17,437), and Mr. Teets (2,500). Includes, where

applicable, shares held in the 2003 Employee Stock Purchase Plan and restricted shares awarded under the 2003 Equity Compensation Plan, as amended.

(2) Includes options for Mr. Pelose (30,184) and Mr. Sicilano (9,187) to purchase shares that are currently exercisable or will become exercisable within 60 days following March 1, 2013.

(3) Includes options for Mr. Calamari (9,737), Mr. DeAngelo (14,737), Mr. Grzedzinski (13,237), Mr. McGinty (15,020), Mr. Sullivan (10,745), Mr. Teets (2,500) and Mr. Wert (14,737) to purchase shares that are currently exercisable or will become exercisable within 60 days following March 1, 2013.

(4) Includes 2,309,934 shares that are reported as beneficially owned by Peachtree Equity Investment Management, Inc., based solely on a Schedule 13G filed jointly by such entity, WCI (Private Equity) LLC ("WCI") and Matthew J. Sullivan with the SEC on February 17, 2004. The shares are reported as directly owned by WCI, whose sole manager is Peachtree Equity Investment Management, Inc. (the "Manager"). The Manager could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such beneficial ownership with WCI. Matthew J. Sullivan is a director of the Manager, and could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such indirect beneficial ownership with the Manager and WCI. Mr. Sullivan disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein.

(5) The information for Mr. Teets does not include shares beneficially owned by Red Mountain Capital Partners LLC ("Red Mountain"), as described in footnote 8 below. Mr. Teets, a Partner of Red Mountain, disclaims beneficial ownership of the shares of the Company beneficially owned by Red Mountain.

(6) Includes options to purchase 125,084 shares that are currently exercisable or will become exercisable within 60 days following March 1, 2013.

(7) The shares reported as beneficially owned by Peachtree Equity Investment Management, Inc. are based solely on a Schedule 13G filed jointly by such entity, WCI (Private Equity) LLC ("WCI") and Matthew J. Sullivan with the SEC on February 17, 2004. The shares are reported as directly owned by WCI, whose sole manager is Peachtree Equity Investment Management, Inc. (the "Manager"). The Manager could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such beneficial ownership with WCI. Matthew J. Sullivan is a director of the Manager, and could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such indirect beneficial ownership with the Manager and WCI. Mr. Sullivan disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein.

(8) The shares reported as beneficially owned by Red Mountain are reported as of May 16, 2011, based solely on a Schedule 13D/A (Amendment No. 3 to Schedule 13D) jointly filed on May 18, 2011 by Red Mountain and certain of its related persons. Mr. Teets, a Partner of Red Mountain, disclaims beneficial ownership of all shares of the Company beneficially owned by Red Mountain.

(9) The shares reported as beneficially owned by Columbia Wanger Asset Management, LLC. ("CWAM") are reported as of December 31, 2012, based solely on a Schedule 13G/A filed by Columbia on February 14, 2013. CWAM does not directly own any shares of common stock of the Company. As the investment adviser of Columbia Acorn Fund and various other investment companies and managed accounts, CWAM may be deemed to beneficially own the shares reported by Columbia Acurn Fund. Accordingly, the shares reported by CWAM include those shares separately reported by Columbia Acorn Fund. CWAM disclaims beneficial ownership of any shares. As of December 31, 2012, only Columbia Acorn Fund, a Massachusetts business trust managed by CWAM, owned more than 5% of the class of securities reported.

(10) The shares reported as beneficially owned by Dimensional Fund Advisors LP ("Dimensional") are reported as of December 31, 2012, based solely on a Schedule 13G filed by Dimensional on February 11, 2013. Dimensional reported that it does not possess any sole or shared voting or investment power over any shares beneficially owned. Dimensional disclaims beneficial ownership of the shares reported.

Securities Authorized for Issuance under Equity Compensation Plans

The following table discloses, as of December 31, 2012, the number of outstanding options and other rights granted by the Company to participants in equity compensation plans, as well as the number of securities remaining available for future issuance under these plans. The table provides this information separately for equity compensation plans that have and have not been approved by shareholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Other Rights	Weighted Average Exercise Price of Outstanding Options and Other Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a)
	(a)	(b)	(c)
Equity Compensation Plans Approved by Shareholders			
2003 Equity Compensation Plan, as amended	363,519	$11.21	1,032,029
2003 Employee Stock Purchase Plan	None	n/a	131,212
Equity Compensation Plans Not Approved by Shareholders	None	n/a	None
Totals	363,519	$11.21	1,163,241

Item 13. ***Certain Relationships and Related Transactions, and Director Independence.***

Certain Related Person Transactions

Under the Company's Code of Ethics and Business Conduct, the Audit Committee must review and approve transactions with "related persons" (directors, director nominees and executive officers or their immediate family members, or stockholders owning 5% or greater of the Company's outstanding common stock) in which the amount exceeds $120,000 and in which the related person has a direct or indirect material interest. Under this policy, full written disclosure must be submitted in writing to the Company's General Counsel, who will submit it to the Audit Committee for review. The transaction must receive Audit Committee approval prior to the consummation of the transaction.

The Company obtains all of its commercial, healthcare and other insurance coverage through The Selzer Company, an insurance broker located in Warrington, Pennsylvania. Richard Dyer, the brother of Daniel P. Dyer, the Company's Chief Executive Officer, is the President of The Selzer Company. The Company does not have any contractual arrangement with The Selzer Company or Richard Dyer, nor does it pay either of them any direct fees. Insurance premiums paid to The Selzer Company totaled $454,726 in 2012.

Joseph Dyer, the brother of Daniel P. Dyer, the Company's Chief Executive Officer, is a vice president in our treasury group and was paid compensation in excess of $120,000 for such services in 2012.

On March 26, 2007, the Company announced that it had received correspondence from the Federal Deposit Insurance Company ("FDIC") approving the application for federal deposit insurance for its wholly-owned subsidiary, Marlin Business Bank, an industrial bank chartered by the State of Utah (the "Bank"), subject to certain conditions set forth in the order issued by the FDIC, dated as of March 20, 2007 (the "Order"). The Order provided that the approval of the Company's Bank application was conditioned on Peachtree Equity Investment Management, Inc. ("Peachtree") and WCI (Private Equity) LLC ("WCI"), whose sole manager is Peachtree, executing a passivity agreement with the FDIC to eliminate Peachtree's and WCI's ability to control the Bank. As a result, Peachtree, WCI and the FDIC entered into a Passivity Agreement, dated as of June 18, 2007 (the "Passivity Agreement"), which would be deemed effective on the date of issuance from the FDIC of the federal deposit insurance for the Bank. In connection with the execution of the Passivity Agreement, the Company entered into a Letter Agreement, dated as of June 18, 2007, by and among the Company, Peachtree and WCI (the "Letter Agreement"), which is also deemed effective on the date of issuance from the FDIC of the federal deposit insurance for the Bank. On March 11, 2008, the Company received approval from the FDIC for federal deposit insurance for the Bank, and approved the Bank to commence operations effective March 12, 2008. As a result of the approval, the Company became subject to the terms, conditions and obligations of the Letter Agreement. Under the terms of the Letter Agreement, the Company agreed to create one vacancy on the Company's Board of Directors by increasing the size of the Board. The Company also agreed to take all necessary action to appoint one individual proposed by Peachtree and WCI as a member of the Board who will serve as a director until the expiration of the term at the Annual Meeting. In addition, the Company agreed to include an individual proposed by Peachtree and WCI on the Board's slate of nominees for election as a director of the Company and to use its best efforts to cause the election of such individual so long as Peachtree and WCI are subject to the terms and conditions of the Passivity Agreement.

Board Independence

It is the policy of the Board and Nasdaq's rules require listed companies to have a board of directors with at least a majority of independent directors, as defined under Nasdaq's Marketplace Rules. As described under Item 10 of this Annual Report on Form 10-K, "Governance of the Company," the Board has affirmatively determined that each member of our Board, other than our Chief Executive Officer, Daniel P. Dyer, is an independent director, and all standing committees of the Board are composed entirely of independent directors, in each case under Nasdaq's independence definition. The Nasdaq independence definition includes a series of objective tests, such as that the director is not an employee of the Company and has not engaged in various types of business dealings with the Company. In addition, the Board has made a subjective determination as to each independent director that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and the Company with regard to each director's business and other activities as they may relate to Marlin and our management.

For further discussion of the Board committees on which our independent directors serve, please see Item 10 of this Annual Report on Form 10-K.

Item 14. ***Principal Accounting Fees and Services.***

The following sets forth the fees paid to Deloitte & Touche LLP, the Company's independent registered public accountants for the last two fiscal years:

	2012	2011
Audit Fees	$845,500	$786,100
Audit-Related Fees	$ 0	$ 0
Tax Fees	$ 8,000	$ 8,000
All Other Fees	$ 0	$ 0
Total	$853,500	$794,100

Audit Fees. Consists of fees related to the performance of the audit or review of the Company's financial statements and internal control over financial reporting, including services in connection with assisting the Company in its compliance with its obligations under Section 404 of the Sarbanes-Oxley Act and related regulations.

Tax Fees. Consists of assistance rendered in preparation of proxy disclosures.

The Audit Committee has the sole authority to consider and approve in advance any audit, audit-related and tax work to be performed for the Company by its independent registered public accountants.

PART IV

Item 15. ***Exhibits, Financial Statements and Schedules.***

(a)(1) Financial Statements.

The response to this portion of Item 15 is included in Part II, Item 8 of the Original Filing.

(a)(2) Financial Statement Schedules.

All schedules have been omitted because they are not required or because the required information is given in the Consolidated Financial Statements or Notes thereto set forth under Part II, Item 8 of the Original Filing.

(a)(3) Exhibits.

Number	Description
31.1	Certification of the Chief Executive Officer of Marlin Business Services Corp. required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. (Filed herewith)
31.2	Certification of the Chief Financial Officer of Marlin Business Services Corp. required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. (Filed herewith)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2013

MARLIN BUSINESS SERVICES CORP.
(Registrant)

By: /s/ DANIEL P. DYER
Daniel P. Dyer
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
By: /s/ DANIEL P. DYER Daniel P. Dyer	Chief Executive Officer and President (Principal Executive Officer)	April 30, 2013
By: /s/ LYNNE C. WILSON Lynne C. Wilson	Chief Financial Officer and Senior Vice President (Principal Financial and Accounting Officer)	April 30, 2013
By: /s/ KEVIN J. MCGINTY Kevin J. McGinty	Chairman of the Board of Directors	April 30, 2013
By: /s/ JOHN J. CALAMARI John J. Calamari	Director	April 30, 2013
By: /s/ LAWRENCE J. DEANGELO Lawrence J. DeAngelo	Director	April 30, 2013
By: /s/ EDWARD GRZEDZINSKI Edward Grzedzinski	Director	April 30, 2013
By: /s/ MATTHEW J. SULLIVAN Matthew J. Sullivan	Director	April 30, 2013
By: /s/ J. CHRISTOPHER TEETS J. Christopher Teets	Director	April 30, 2013
By: /s/ JAMES W. WERT James W. Wert	Director	April 30, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K/A
(Amendment No. 2)

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission file number 000-50448

Marlin Business Services Corp.

(Exact name of registrant as specified in its charter)

Pennsylvania	**38-3686388**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

300 Fellowship Road, Mount Laurel, NJ 08054
(Address of principal executive offices)

Registrant's telephone number, including area code:
(888) 479-9111

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting common stock held by non-affiliates of the registrant, based on the closing price of such shares on the NASDAQ Global Select Market was approximately $135,127,748 as of June 30, 2012. Shares of common stock held by each executive officer and director and persons known to us who beneficially own 5% or more of our outstanding common stock have been excluded from this computation in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of registrant's common stock outstanding as of August 7, 2013 was 12,921,356 shares.

DOCUMENTS INCORPORATED BY REFERENCE

None.

MARLIN BUSINESS SERVICES CORP. AND SUBSIDIARIES
FORM 10-K/A
INDEX

EXPLANATORY NOTE

This Amendment No. 2 on Form 10-K/A (this "Amendment") amends the Annual Report on Form 10-K of Marlin Business Services Corp., a Pennsylvania corporation ("Company," "Marlin," "Registrant," "we," "us" or "our") for the year ended December 31, 2012 that was originally filed with the Securities and Exchange Commission ("SEC") on March 8, 2013 (the "Original Filing") as amended by Amendment No. 1 on Form 10-K/A that was filed with the SEC on April 30, 2013 ("Amendment No. 1"). The Amendment is being filed solely for the limited purpose of amending and restating in its entirety information required by Items 10, 11 and 12 of Part III of Amendment No. 1. This information was previously included in Amendment No. 1 pursuant to General Instruction G(3) to Form 10-K, which permits the information in the above-referenced items to be incorporated in the Form 10-K by reference from a definitive proxy statement if such statement is filed no later than 120 days after our fiscal year end. We filed Amendment No. 1 to include Part III information in our Form 10-K because we did not expect to file our definitive proxy statement containing this information before that date. The reference on the cover of the Original Filing to the incorporation by reference to portions of our definitive proxy statement into Part III of the Original Filing has been deleted. Except for the amendment and restatement of Items 10, 11 and 12 of the Part III information, the update to the cover page and the filing of related certifications, this Amendment does not amend or otherwise update any other information in the Original Filing or Amendment No. 1. Accordingly, this Amendment speaks as of the date of the Original Filing for such period and should be read in conjunction with the Original Filing, Amendment No. 1 and with our filings with the SEC subsequent to the Original Filing.

FORWARD-LOOKING STATEMENTS

Certain statements in this document may include the words or phrases "can be," "expects," "plans," "may," "may affect," "may depend," "believe," "estimate," "intend," "could," "should," "would," "if" and similar words and phrases that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "1933 Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "1934 Act"). Forward-looking statements are subject to various known and unknown risks and uncertainties and the Company cautions that any forward-looking information provided by or on its behalf is not a guarantee of future performance. Statements regarding the following subjects are forward-looking by their nature: (a) our business strategy; (b) our projected operating results; (c) our ability to obtain external financing; (d) the effectiveness of our hedges; (e) our understanding of our competition; and (f) industry and market trends. The Company's actual results could differ materially from those anticipated by such forward-looking statements due to a number of factors, some of which are beyond the Company's control, including, without limitation:

- availability, terms and deployment of funding and capital;
- changes in our industry, interest rates, the regulatory environment or the general economy resulting in changes to our business strategy;
- the degree and nature of our competition;
- availability and retention of qualified personnel;
- general volatility of the capital markets; and
- the factors set forth in the section captioned "Risk Factors" in Item 1A of our Form 10-K.

Forward-looking statements apply only as of the date made and the Company is not required to update forward-looking statements for subsequent or unanticipated events or circumstances.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

Our Board of Directors

Set forth below is biographical and other information as of March 1, 2013 as to each director's positions and offices held with the Company, principal occupations during the past five years, directorships of public companies and other organizations held during the past five years and the specific experience, qualifications, attributes or skills that, in the opinions of the Nominating and Governance Committee and the Board of Directors, led to the conclusion that each director should serve as a director of the Company:

Name	Age	Principal Occupation	Director Since
John J. Calamari	58	Former Executive Vice President and Chief Financial Officer of J.G. Wentworth	2003
Lawrence J. DeAngelo	46	Managing Director of SunTrust Robinson Humphrey Investment Bank	2001
Daniel P. Dyer	54	CEO of Marlin Business Services Corp.	1997
Edward Grzedzinski	57	Managing Partner of GTX Partners, LLC	2006
Kevin J. McGinty	64	Managing Director of Peppertree Capital Management Inc.	1998
Matthew J. Sullivan	55	Partner with Peachtree Equity Partners	2008
J. Christopher Teets	40	Partner of Red Mountain Capital Partners LLC.	2010
James W. Wert	66	President & CEO of CM Wealth Advisors, Inc.	1998

John J. Calamari:

Biography. Mr. Calamari has been a director since November 2003. Since November 2009, Mr. Calamari has served as an independent consultant in accounting and financial matters for various clients in diverse industries. Mr. Calamari served as the Executive Vice President and Chief Financial Officer of J.G. Wentworth from March 2007 until November 2009. Prior to that time, Mr. Calamari was Senior Vice President, Corporate Controller of Radian Group Inc., where he oversaw Radian's global controllership functions, a position he held after joining Radian in September 2001. From 1999 to August 2001, Mr. Calamari was a consultant to the financial services industry, where he structured new products and strategic alliances, established financial and administrative functions and engaged in private equity financing for startup enterprises. Mr. Calamari served as Chief Accountant of Advanta from 1988 to 1998, as Chief Financial Officer of Chase Manhattan Bank Maryland and Controller of Chase Manhattan Bank (USA) from 1985 to 1988 and as Senior Manager at Peat, Marwick, Mitchell & Co. (now KPMG LLP) prior to 1985. In addition, Mr. Calamari served as a director of Advanta National Bank, Advanta Bank USA and Credit One Bank. Mr. Calamari received his undergraduate degree in accounting from St. John's University in 1976.

Qualifications. Mr. Calamari has over 35 years of banking and financial experience, including five years serving in the role of Chief Financial Officer for a bank and a financial services company. Mr. Calamari achieved the level of certified public accountant, and he has served as Chairman of the Company's Audit Committee since July 2004. He has seven years of past service as a director of several non-public banks and financial services companies. Mr. Calamari has also had leadership positions with various community organizations. The Board has determined that Mr. Calamari is an independent director and is financially literate and an audit committee financial expert within the meaning of applicable SEC rules. The Board views Mr. Calamari's independence, his banking and financial experience, his experience as a director of other companies and his demonstrated leadership roles in business and community activities as important qualifications, skills and experience for the Board's conclusion that Mr. Calamari should serve as a director of the Company.

Lawrence J. DeAngelo:

Biography. Mr. DeAngelo has been a director since July 2001. Mr. DeAngelo is a Managing Director with SunTrust Robinson Humphrey, an investment bank based in Atlanta, Georgia. Mr. DeAngelo served as a Managing Director with Roark Capital Group, a private equity firm based in Atlanta, Georgia from 2005 until January 2010. Prior to joining Roark in 2005, Mr. DeAngelo was a Managing Director of Peachtree Equity Partners, a private equity firm based in Atlanta, Georgia. Prior to co-founding Peachtree in April 2002, Mr. DeAngelo held numerous positions at Wachovia Capital Associates, the private equity investment group of Wachovia Bank, from 1996 to April 2002, the most recent of which was Managing Director. From 1995 to 1996, Mr. DeAngelo worked at Seneca Financial Group, and from 1992 to 1995, Mr. DeAngelo worked in the Corporate Finance Department at Kidder, Peabody & Co. From 1990 to 1992, Mr. DeAngelo attended business school. From 1988 to 1990, Mr. DeAngelo was a management consultant with Peterson & Co. Consulting. Mr. DeAngelo received his undergraduate degree in economics from Colgate University and his MBA from the Yale School of Management.

Qualifications. Mr. DeAngelo has over 20 years of experience as an investment banker and private equity professional, including 13 years serving in the role of Managing Director for a variety of private equity firms. He served as Chairman of the Company's Nominating and Governance Committee from November 2003 to March 2009, and has served as Chairman of the Company's Compensation Committee since March 2009. He has served as a director of 10 privately held companies. The Board has determined that Mr. DeAngelo is an independent director and is financially literate within the meaning of applicable SEC rules. The Board views Mr. DeAngelo's independence, his investment banking and private equity experience, his experience as a director of other companies and his demonstrated leadership roles in business as important qualifications, skills and experience for the Board's conclusion that Mr. DeAngelo should serve as a director of the Company.

Daniel P. Dyer:

Biography. Mr. Dyer has been Chief Executive Officer since co-founding the Company in 1997. In December of 2006, Mr. Dyer also assumed the role of President of the Company. From 1986 to 1997, Mr. Dyer served in a number of positions with Advanta Business Services, including Senior Vice President and Chief Financial Officer, where he was responsible for financial, IT, strategic planning and treasury functions. Mr. Dyer received his undergraduate degree in accounting and finance from Shippensburg University and is a licensed certified public accountant (non-active status). In November 2012, Mr. Dyer was elected to serve on the Board of Directors of the Equipment Leasing and Finance Association (ELFA) for 2013.

Qualifications. Mr. Dyer has over 29 years of experience in financial services, including over 25 years experience in the equipment leasing industry. Mr. Dyer is co-founder of the Company and has served as Chairman of the Company's Board of Directors from the Company's inception in 1997 to March 2009, and he has served as the Company's Chief Executive Officer since 1997. He has seven years of past service as a director of privately held companies. Mr. Dyer has also held leadership positions with various community organizations and industry related organizations including the Equipment Leasing and Finance Association's Industry Futures Council and Foundation. The Board views Mr. Dyer's leadership ability along with his significant industry knowledge and broad financial services expertise as important qualifications, skills and experience for the Board's conclusion that Mr. Dyer should serve as a director of the Company.

Edward Grzedzinski:

Biography. Mr. Grzedzinski has been a director since May 2006. Mr. Grzedzinski is a Managing Partner of GTX Partners LLC, a provider of information security and payment card industry compliance services. Mr. Grzedzinski served as the Chairman and Chief Executive Officer of NOVA Corporation from September 1995 to November 2004, and Vice Chairman of US Bancorp from July 2001 to November 2004. Mr. Grzedzinski has over 25 years of experience in the electronic payments industry and co-founded the predecessor of NOVA Corporation, NOVA Information Systems, in 1991. Mr. Grzedzinski served as a member of the Managing Committee of US Bancorp, and was a member of the Board of Directors of US Bank, N.A. Mr. Grzedzinski also served as Chairman of euroConex Technologies, Limited, a European payment processor owned by US Bancorp, until November 2004 and was a member of the Board of Directors of Indus International Inc., a global provider of enterprise asset management products and services, until October 2004. Mr. Grzedzinski was also Chairman of Veracity Payment Solutions, Inc., a payment processing and information services company, from 2007 until 2011 and is a director of Neenah Paper, Inc.

Qualifications. Mr. Grzedzinski has over 25 years of experience in leadership roles with financial services companies, including 10 years serving in the role of Chief Executive Officer for an electronic payment services company. Mr. Grzedzinski has served as Chairman of the Company's Nominating Committee since March 2009. He has eight years of service as a director of public companies, and has also spent over five years serving on the boards of several non-public financial services companies. Mr. Grzedzinski has also had leadership positions with various cultural and community organizations. The Board has determined that Mr. Grzedzinski is an independent director and is financially literate within the meaning of applicable SEC rules. The Board views Mr. Grzedzinski's independence, his financial services experience, his experience as a director of other companies and his demonstrated leadership roles in business and community activities as important qualifications, skills and experience for the Board's conclusion that Mr. Grzedzinski should serve as a director of the Company.

Kevin J. McGinty:

Biography. Mr. McGinty has been a director since February 1998 and has served as non-executive Chairman of the Board of Directors of the Company since March 2009. Mr. McGinty is Managing Director of Peppertree Capital Management, Inc. ("Peppertree"), a private equity fund management firm. Prior to founding Peppertree in January 2000, Mr. McGinty served as a Managing Director of Primus Venture Partners during the period from

1990 to December 1999. In both organizations Mr. McGinty was involved in private equity investing, both as a principal and as a limited partner. From 1970 to 1990, Mr. McGinty was employed by Society National Bank, now KeyBank, N.A., where in his final position he was an Executive Vice President. Mr. McGinty received his undergraduate degree in economics from Ohio Wesleyan University and his MBA in finance from Cleveland State University.

Qualifications. Mr. McGinty has over 40 years of experience in the banking and private equity industries, including 20 years as an officer of a bank and over 20 years serving in the role of Managing Director for a variety of private equity firms. He served as Chairman of the Company's Compensation Committee from November 2003 to March 2009, and has served as Chairman of the Company's Board of Directors since March 2009. He has 25 years of past service as a director of privately held companies. Mr. McGinty has also had leadership positions with various cultural and community organizations. The Board has determined that Mr. McGinty is an independent director and is financially literate within the meaning of applicable SEC rules. The Board views Mr. McGinty's independence, his banking experience, his experience as a director of other companies and his demonstrated leadership roles in business and community activities as important qualifications, skills and experience for the Board's conclusion that Mr. McGinty should serve as a director of the Company.

Matthew J. Sullivan:

Biography. Mr. Sullivan has been a director since April 2008. Mr. Sullivan is a Partner with Peachtree Equity Partners ("Peachtree"), a private equity investment firm. Mr. Sullivan co-founded Peachtree in 2002. From 1994 to 2002, Mr. Sullivan held numerous positions at Wachovia Capital Associates, the private equity investment group of Wachovia Bank, the most recent of which was Managing Director. From 1983 to 1994, Mr. Sullivan worked in the Corporate Finance Department at Kidder, Peabody & Co. and previously with Arthur Andersen & Company where he earned his certified public accountant license (currently non-active status). Mr. Sullivan received his undergraduate degree in finance from the University of Pennsylvania and his MBA from Harvard Business School.

Qualifications. Mr. Sullivan has over 20 years of experience as an investment banker and private equity professional, including over 10 years serving in the role of Managing Director for a variety of private equity firms. He has over 10 years of past service as a director of privately held companies. Mr. Sullivan has also had leadership positions with various cultural and community organizations. The Board has determined that Mr. Sullivan is an independent director and is financially literate within the meaning of applicable SEC rules. The Board views Mr. Sullivan's independence, his investment banking and private equity experience, his experience as a director of other companies and his demonstrated leadership roles in business and community activities as important qualifications, skills and experience for the Board's conclusion that Mr. Sullivan should serve as a director of the Company.

J. Christopher Teets:

Biography. Mr. Teets has been a director since May 2010. Mr. Teets has served as a Partner of Red Mountain Capital Partners LLC ("Red Mountain"), an investment firm, since February 2005. Before joining Red Mountain in 2005, Mr. Teets was an investment banker at Goldman Sachs & Co. Prior to joining Goldman Sachs in 2000, Mr. Teets worked in the investment banking division of Citigroup. Mr. Teets has served as a director of Air Transport Services Group, Inc. since February 2009 and has served as a director of Encore Capital Group, Inc. since May 2007. Mr. Teets also served as a director of Affirmative Insurance Holdings, Inc. from August 2008 until September 2011. Mr. Teets holds a bachelor's degree from Occidental College and an MSc degree from the London School of Economics.

Qualifications. Mr. Teets has over 15 years of experience as an investment banker and investment professional, which includes advising and investing in financial institutions. Mr. Teets' experience also includes eight years serving as a Partner for an investment firm. He has five years of service as a director of other public companies and currently sits on the boards of two such companies. The Board has determined that Mr. Teets is an independent director, and is financially literate. The Board views Mr. Teets' independence, his investment banking and public and private investing experience, his experience with financial institutions, his experience as a director of other public companies and his demonstrated leadership roles in business as important qualifications, skills and experience for the Board's conclusion that Mr. Teets should serve as a director of the Company.

James W. Wert:

Biography. Mr. Wert has been a director since February 1998. Mr. Wert is President and CEO of CM Wealth Advisors, Inc. f/k/a Clanco Management Corp., which is a wealth management and investment advisory firm headquartered in Cleveland, Ohio. Prior to joining Clanco in May 2000, Mr. Wert served as Chief Financial Officer and then Chief Investment Officer of KeyCorp, a financial services company based in Cleveland, Ohio, and its predecessor, Society Corporation, until 1996, holding a variety of capital markets and corporate banking leadership positions spanning his 25 year banking career. Mr. Wert received his undergraduate degree in finance from Michigan State University in 1971 and completed the Stanford University Executive Program in 1982. Mr. Wert also serves as Vice Chairman and Director of Park-Ohio Holdings Corp.

Qualifications. Mr. Wert has over 25 years of experience in the banking and financial services industries, including 20 years as a senior officer of a bank. He served as Chairman of the Company's Audit Committee from November 2003 to July 2004. He has 19 years of service as a director of public companies, and has also spent 16 years serving on the boards of several non-public entities. Mr. Wert has also had leadership positions with various cultural and community organizations. The Board has determined that Mr. Wert is an independent director and is financially literate and an audit committee financial expert within the meaning of applicable SEC rules. The Board views Mr. Wert's independence, his banking and financial services experience, his experience as a director of other companies and his demonstrated leadership roles in business and community activities as important qualifications, skills and experience for the Board's conclusion that Mr. Wert should serve as a director of the Company.

Our Executive Officers

The names of our current executive officers, their ages as of March 1, 2013, and their positions are shown below:

Name	Age	Principal Occupation
Daniel P. Dyer	54	President and Chief Executive Officer
George D. Pelose	48	Chief Operating Officer
Edward J. Siciliano	50	Chief Sales Officer
Lynne C. Wilson	50	Chief Financial Officer
Edward R. Dietz	38	General Counsel

The Board chooses executive officers, who then serve at the Board's discretion. There is no family relationship between any of the directors or executive officers and any other director or executive officer of Marlin.

For information regarding Mr. Dyer, please refer to "Our Board of Directors" above.

Mr. Pelose has been with our Company since 1999. From 1999 to 2011, Mr. Pelose served as General Counsel and Secretary of the Company. In December 2006, Mr. Pelose became the Chief Operating Officer of the Company. From 1997 to 1999, Mr. Pelose was an attorney with Merrill Lynch Asset Management, providing legal and transactional advice to a portfolio management team that invested principally in bank loans and high-yield debt securities. From 1994 to 1997, Mr. Pelose was an associate at Morgan, Lewis & Bockius LLP in the firm's Business & Finance section where he worked on a variety of corporate transactions, including financings, mergers, acquisitions, private placements and public offerings. From 1991 to 1994, Mr. Pelose attended law school. From 1986 to 1991, Mr. Pelose was a corporate loan officer in the commercial lending division of PNC Bank. Mr. Pelose received both his undergraduate degree in economics and his law degree from the University of Pennsylvania, both with honors. Mr. Pelose is licensed to practice law in New Jersey and Pennsylvania.

Mr. Siciliano has been our Chief Sales Officer since 2007. Prior to joining Marlin, he most recently served as Vice President of Sales and Marketing for ALK Technologies, a global logistics software company based in Princeton NJ. Prior to that, Mr. Siciliano served as Senior Vice President of Sales and Marketing for AppliedTheory, a company focused on application development and hosting where he built out a new national sales force and helped take the company public. He started his sales career in 1985 at Xerox and spent 11 years in various sales and sales leadership roles. He is a graduate of Rutgers University and holds a B.S. in marketing.

Ms. Wilson has been our Chief Financial Officer since June 5, 2006. Prior to joining the Company, from 1999 to 2006, Ms. Wilson was with General Electric Company, serving in a variety of finance positions for different subsidiaries and divisions of GE. From 2002 to 2006, Ms. Wilson worked for GE Equipment Services-TFS/ Modular Space, most recently serving as Manager of Finance, Strategic Marketing (from 2005 to 2006) and previously as Manager, Financial Planning and Analysis (from 2002 to 2005). From 1999 to 2002, Ms. Wilson was the Global Controller for GE Commercial Finance-Fleet Services. Prior to joining GE, Ms. Wilson held senior financial positions at Bank One Corporation (from 1996 to 1999) and Fleet National Bank of NY/ Northeast Savings (from 1989 to 1996), where she served as Senior Vice President, Controller and Principal Accounting Officer. Ms. Wilson started her career at Ernst & Young International working from 1984 to 1989 as an Audit Manager. Ms. Wilson obtained a B.A. in Business Administration from Siena College and is a licensed certified public accountant (non-active status).

Mr. Dietz has been our General Counsel since May 25, 2011. From July 2010 to May 2011, Mr. Dietz was our Assistant General Counsel. Prior to joining the Company, from 2008 to 2010, Mr. Dietz was an associate at Morgan, Lewis & Bockius LLP in the firm's Business & Finance section where he worked on a variety of corporate transactions, including mergers, acquisitions and outsourcing transactions. From 2004 to 2008, Mr. Dietz was an associate at Foley & Lardner LLP in the firm's Business Law Department where he worked on a variety of corporate transactions, including financings, restructurings, mergers, acquisitions and public offerings. From 2001 to 2004, Mr. Dietz attended law school. From 1997 to 2001, Mr. Dietz worked in the group benefits industry. Mr. Dietz received a B.A., *magna cum laude*, in political science from Gettysburg College and a law degree from the University of Michigan Law School. Mr. Dietz is licensed to practice law in Pennsylvania.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and shareholders who beneficially own more than 10% of the Company's outstanding equity stock to file initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company with the SEC. Based on a review of copies of the reports we received and on the statements of the reporting persons, to the best of the Company's knowledge, all required reports in 2012 were filed on time except for Form 4s filed in connection with a grant of restricted shares to each of the Company's seven independent Directors, namely Kevin J. McGinty, John J. Calamari, Lawrence J. DeAngelo, Edward Grzedzinski, Matthew J. Sullivan, J. Christopher Teets and James W. Wert, on May 23, 2012. Such Form 4s were not filed until May 29, 2012, one business day after the filing deadline.

Governance of the Company

Board of Directors

Currently, the Board of Directors of the Company (the "Board of Directors" or the "Board") has eight (8) members. The Board has affirmatively determined that John J. Calamari, Lawrence J. DeAngelo, Edward Grzedzinski, Kevin J. McGinty, Matthew J. Sullivan, J. Christopher Teets and James W. Wert are each independent directors. This constitutes more than a majority of our Board of Directors. Only independent directors serve on our Audit Committee, Compensation Committee and Nominating and Governance Committee. The standards applied by the Board in affirmatively determining whether a director is "independent" are those objective standards set forth in the listing standards of Nasdaq Stock Market LLC ("Nasdaq"). Daniel P. Dyer, the Company's Chief Executive Officer, is also a member of the Board. Mr. McGinty, a non-employee independent director, serves as the Chairman of the Board. He was elected to that position in March 2009, becoming the Company's first non-executive Chairman of the Board. The Board is responsible for ensuring that independent directors do not have a material relationship with us or any of our affiliates or any of our executive officers or their affiliates.

Board Leadership Structure

The Board believes that separating the roles of Chairman of the Board and Chief Executive Officer strengthens the independence of each role and enhances overall corporate governance. As a result, in March 2009, the Board elected an independent director, Kevin J. McGinty, to serve as the Board's first non-executive Chairman of the Board. The Board believes that separating the Chief Executive Officer and Chairman of the Board positions provides the Company with the right foundation to pursue the Company's objectives.

Committees

The Company has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee.

Audit Committee. We have a separately-designated Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee of the Board (the "Audit Committee") currently consists of three independent directors: Messrs. Calamari (chairman), Teets and Wert. The Board has determined that Messrs. Calamari and Wert each qualify as an audit committee financial expert as defined under current rules and regulations of the Securities and Exchange Commission (the "SEC") and under Nasdaq listing standards, and that all the members of the Audit Committee satisfy the independence and other requirements for audit committee members under such rules, regulations and listing standards. The Audit Committee's primary purpose is to assist the Board in overseeing and reviewing: (1) the integrity of the Company's financial reports and financial information provided to the public and to governmental and regulatory agencies; (2) the adequacy of the Company's internal accounting systems and financial controls; (3) the annual independent audit of the Company's financial statements, including the independent registered public accountant's qualifications and independence; and (4) the Company's compliance with law and ethics programs as established by management and the Board. In this regard, the Audit Committee, among other things, (a) has sole authority to select, evaluate, terminate and replace the Company's independent registered public accountants; (b) has sole authority to approve in advance all audit and non-audit engagement fees and terms with the Company's independent registered public accountants; and (c) reviews the Company's audited financial statements, interim financial results, public filings and earnings press releases prior to issuance, filing or publication. The Board has adopted a written charter for the Audit Committee, which is accessible on the investor relations page of the Company's website at www.marlinfinance.com. The Company's website is not part of this Annual Report on Form 10-K and references to the Company's website address are intended to be inactive textual references only.

Compensation Committee. The Compensation Committee of the Board (the "Compensation Committee") currently consists of three independent directors: Messrs. DeAngelo (chairman), Grzedzinski and Wert. The functions of the Compensation Committee include: (1) evaluating the performance of the Company's named executive officers and approving their compensation; (2) preparing an annual report on executive compensation for inclusion in the Company's proxy statement or annual report; (3) reviewing and approving compensation plans, policies and programs and considering their design and competitiveness; and (4) reviewing the Company's non-employee independent director compensation levels and practices and recommending changes as appropriate. The Compensation Committee reviews and approves corporate goals and objectives relevant to chief executive officer compensation, evaluates the chief executive officer's performance in light of those goals and objectives, and recommends to the Board the chief executive officer's compensation levels based on its evaluation. The Compensation Committee also administers the Company's 2003 Equity Compensation Plan, as Amended and the Company's 2012 Employee Stock Purchase Plan. The Compensation Committee is governed by a written charter that is accessible on the investor relations page of the Company's website at www.marlinfinance.com.

Nominating and Governance Committee. The Nominating and Governance Committee of the Board (the "Nominating Committee") currently consists of three independent directors: Messrs. Grzedzinski (chairman), DeAngelo and Sullivan. The Nominating Committee is responsible for seeking, considering and recommending to the Board qualified candidates for election as directors and proposing a slate of nominees for election as directors at the Company's Annual Meeting of Shareholders. The Nominating Committee is responsible for reviewing and making recommendations on matters involving general operation of the Board and its committees, and will annually recommend to the Board nominees for each committee of the Board. The Nominating Committee is governed by a written charter that is accessible on the investor relations page of the Company's website at www.marlinfinance.com.

The Nominating Committee has determined that no one single criterion should be given more weight than any other criteria when it considers the qualifications of a potential nominee to the Board. Instead, it believes that it should consider the total "skills set" of an individual. In considering potential nominees for director, the Nominating Committee will consider each potential nominee's personal abilities and qualifications, independence, knowledge, judgment, character, leadership skills, education and the diversity of such nominee's background, expertise and experience in fields and disciplines relevant to the Company, including financial literacy or expertise. In addition, potential nominees should have experience in positions with a high degree of responsibility, be leaders in the companies or institutions with which they are affiliated and be selected based upon contributions that they can make to the Company. The Nominating Committee considers all of these qualities when selecting, subject to ratification by the Board, potential nominees for director.

The Board views both demographic and geographic diversity among the directors as desirable and strives to take into account how a potential nominee for director will impact the diversity that the Board has achieved over the years.

The Nominating Committee's process for identifying and evaluating potential nominees includes soliciting recommendations from existing directors and officers of the Company and reviewing the Board and Committee Assessments completed by the directors. The Company does not currently pay any fees to third parties to assist in identifying or evaluating potential nominees, but the Company may seek such assistance in the future.

The Nominating Committee will also consider recommendations from shareholders regarding potential director candidates provided that such recommendations are made in compliance with the nomination procedures set forth in the Company's Bylaws. The procedures in the Company's Bylaws require the shareholder to submit written notice of the proposed nominee to the Secretary of the Company no less than 90 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. To be in proper form, such written notice must include, among other things, (i) the name, age, business address and residence of the proposed nominee, (ii) the principal occupation or employment of such nominee, (iii) the class and number of shares of capital stock of the Company owned beneficially or of record by such nominee and (iv) any other information relating to the proposed nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors. In addition, as to the shareholder giving the notice, the notice must also provide (a) such shareholder's name and record address, (b) the class and number of shares of capital stock of the Company owned beneficially or of record by such shareholder, (c) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other persons (including their names) pursuant to which the nominations are to be made by such shareholder, (d) a representation that such shareholder (or his or her authorized representative) intends to appear in person or by proxy at the meeting to nominate the persons named in the notice and (e) any other information relating to the shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors. If the shareholder of record is not the beneficial owner of the shares, then the notice to the Secretary of the Company must include the name and address of the beneficial owner and the information referred to in clauses (c) and (e) above (substituting the beneficial owner for such shareholder).

Risk Management Oversight

The Company is subject to a variety of risks, including credit risk, liquidity risk, operational risk and market risk. The Board oversees risk management through a combination of processes. The Company's management has developed risk management processes intended to (1) timely identify the material risks that the Company faces, (2) communicate necessary information with respect to material risks to senior executives and, as appropriate, to the Board or relevant Board committee, (3) implement appropriate and responsive risk management strategies consistent with Company's risk profile and (4) integrate risk management into the Company's decision-making. The Board regularly reviews information regarding the Company's credit, liquidity and operations, as well as the risks associated with each, during the Board meetings scheduled throughout the year.

The Company has established a Senior Credit Committee, which is comprised of its Chief Executive Officer, Chief Operating Officer, Vice President of Account Servicing and the President of the Company's wholly owned bank subsidiary, Marlin Business Bank. The Senior Credit Committee oversees the Company's comprehensive credit underwriting process. The Board has reviewed the risk management processes related to credit risk and members of the Senior Credit Committee present a report on the status of the risks and metrics used to monitor such credit risks to the Board at least annually. In addition, management provides the Board with frequent updates which include financial results, operating metrics, key initiatives and any internal or external issues affecting the organization.

Among its other duties, the Audit Committee, in consultation with the management, the independent registered public accountants and the internal auditors, discusses the Company's policies and guidelines regarding risk assessment and risk management, as well as the Company's significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. The Compensation Committee considers the risks that may be presented by the structure of the Company's compensation programs and the metrics used to determine individual compensation under that program. Among its other duties, the Nominating Committee develops corporate governance guidelines applicable to the Company and recommends such guidelines or revisions of such guidelines to the Board. The Nominating Committee reviews such guidelines at least annually and, when necessary or appropriate, recommends changes to the Board. The Board believes that the present leadership structure, along with the Company's corporate governance policies and procedures, permits the Board to effectively perform its role in the risk oversight of the Company.

Compensation Risk Assessment

As part of its oversight of the Company's executive compensation program, the Compensation Committee considers the impact of the Company's executive compensation program, and the incentives created by the compensation awards that it administers, on the Company's risk profile. In addition, the Company reviews all of its compensation policies and procedures, including the incentives that they create and factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to the Company. Based on this review, the Company has concluded that its compensation policies and procedures are not reasonably likely to have a material adverse effect on the Company.

Whistleblower Procedures

The Company has established procedures that provide employees with the ability to make anonymous submissions directly to the Audit Committee regarding concerns about accounting or auditing matters. The independent directors that comprise the Audit Committee will review, investigate and, if appropriate, respond to each submission made. Additionally, the Company has reminded employees of its policy to not retaliate or take any other detrimental action against employees who make submissions in good faith.

Code of Ethics and Business Conduct

All of the Company's directors, officers and employees (including its senior executive, financial and accounting officers) are held accountable for adherence to the Company's Code of Ethics and Business Conduct (the "Code"). The Code is posted on the investor relations section of the Company's website at www.marlinfinance.com. The purpose of the Code is to establish standards to deter wrongdoing and to promote honest and ethical behavior. The Code covers many areas of professional conduct, including compliance with laws, conflicts of interest, fair dealing, financial reporting and disclosure, confidential information and proper use of the Company's assets. Employees are obligated to promptly report any known or suspected violation of the Code through a variety of mechanisms made available by the Company. Waiver of any provision of the Code for a director or executive officer (including the senior executive, financial and accounting officers) may only be granted by the Board of Directors or the Audit Committee. The Code is available free of charge on the investor relations' page of the Company's website at www.marlinfinance.com. We intend to post on our website any amendments and waivers to the Code that are required to be disclosed by SEC rules, or file a Form 8-K, Item 5.05, to the extent required by Nasdaq listing standards.

Director Ownership Requirements

Non-employee independent directors are subject to certain ownership requirements. Each non-employee independent director is required to own 2,500 shares of stock of the Company (or 7,500 shares if serving as the Chairman of the Board). Restricted shares do not count toward the ownership requirement. As of March 29, 2013, all of the non-employee independent directors were in compliance with the ownership requirement except Mr. Teets and Mr. Sullivan.

Item 11. *Executive Compensation.*

Executive Compensation

Compensation Discussion and Analysis

Compensation Overview

The Compensation Committee of the Board of Directors sets and administers the policies that govern our executive compensation, including:

- establishing and reviewing executive base salaries;
- overseeing the Company's annual incentive compensation plans;
- overseeing the Company's long-term equity-based compensation plan;
- approving all bonuses and awards under those plans; and
- annually approving and recommending to the Board all compensation decisions for executive officers, including those for the Chief Executive Officer (the "CEO") and the other officers named in the Summary Compensation Table (together with the CEO, the "Executive Officers").

The current Executive Officers of the Company are Daniel P. Dyer, George D. Pelose, Edward J. Siciliano, Lynne C. Wilson and Edward R. Dietz. All of them were Executive Officers during 2012.

The Compensation Committee operates under a written charter (accessible on the investor relations page of the Company's website at www.marlinfinance.com) and only independent directors serve on the Compensation Committee.

Compensation Philosophy. The Compensation Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals by the Company, and which aligns executives' interests with those of the shareholders by rewarding performance against established goals, with the ultimate objective of improving shareholder value. The Compensation Committee evaluates both performance and compensation to ensure that the Company maintains its ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive in the marketplace. To that end, the Compensation Committee believes executive compensation packages provided by the Company to its executives, including the Executive Officers, should include both cash and equity-based compensation that rewards performance as measured against established goals.

At the 2012 Annual Meeting, shareholders approved the Company's compensation policies and programs with over 99% of the votes being cast in favor. The Compensation Committee believes this strongly affirms shareholders' support of the Company's approach to executive compensation. The Compensation Committee appreciates and values the views of our shareholders. In considering the results of the 2012 favorable advisory vote on executive compensation, the Compensation Committee recognizes that executive pay practices and notions of sound governance principles continue to evolve. While no changes were implemented as a result of the vote, the Compensation Committee intends to continue to pay close attention to the advice and counsel of its compensation advisors and invites our shareholders to communicate any concerns or opinions on executive pay directly to the Compensation Committee or the Board.

Management's Role in the Compensation-Setting Process. The Compensation Committee makes all compensation decisions relating to the Executive Officers; however, the Company's management plays a significant role in the compensation-setting process, including:

- evaluating employee performance;
- establishing performance targets and objectives; and
- recommending salary and bonus levels and equity awards.

The CEO works with the Compensation Committee Chairman in establishing the agenda for Compensation Committee meetings. Management also prepares meeting information for each Compensation Committee meeting. The CEO also occasionally participates in Compensation Committee meetings at the Compensation Committee Chairman's request to provide:

- background information regarding the Company's strategic objectives;
- a tally sheet for each Executive Officer, setting forth total compensation and aggregate equity awards for each Executive Officer;
- an evaluation of the performance of the Company's officers, including the Executive Officers; and
- compensation and equity award recommendations as to the Company's officers, including the Executive Officers.

The Compensation Committee can exercise its discretion in modifying any recommended awards to the Company's officers, including the Executive Officers. On January 23, 2013, the Compensation Committee chairman presented the 2012 bonus recommendations to the full Board of Directors of the Company, and the Board approved the 2012 bonus recommendations put forth by the CEO.

External Consultants and Benchmarking. The Compensation Committee has utilized the services of independent consulting firms on a limited basis.

In 2004, the Compensation Committee first engaged Watson Wyatt to conduct a study of the Company's Executive Officer compensation programs and strategies (the "2004 Watson Study"). The 2004 Watson Study compared the Company's executive compensation levels with that of (i) a peer group comprised of companies with a business services and financing focus that are similar in size to the Company (the "peer group"), (ii) compensation details from various market surveys across several industries (together with the peer group, the "comparison group") and (iii) broader financial services industry practices. The 2004 Watson Study selected a compensation peer group of companies consisting of eight publicly-traded companies similar in industry and size with executive positions with responsibilities similar in breadth and scope to those of the Company. The peer group used in the initial benchmark analysis contained in the 2004 Watson Study consisted of: California First National Bank (CFNB); Credit Acceptance Corp. (CACC); Financial Federal Corp. (FIF); First Marblehead Corp. (FMD); Medallion Financial Corp. (TAXI); Portfolio Recovery Associates Inc. (PRAA); First Investors Financial Services Group Inc. (FIFS); and World Acceptance Corp. (WRLD).

The 2004 Watson Study concluded that the Company's Executive Officers are paid conservatively relative to the comparison group. The study noted that the Executive Officers' base salaries at the time of the report were generally below the 50th percentile of the comparison group, but the competitiveness of the Executive Officers' total annual cash compensation improved with above market bonus opportunities. The 2004 Watson Study further noted that the value of the existing long-term incentives granted to the executives (primarily in the form of stock options) was below market levels.

In response to the findings of the 2004 Watson Study and in keeping with its philosophy of providing strong incentives for superior performance, the Compensation Committee modified the structure of the Company's Executive Officer equity compensation program. Based on recommendations contained in the 2004 Watson Study, effective in 2005, the Compensation Committee modified the stock-based incentive award program for the Executive Officers to include the three separate components set forth below (i.e., stock option grants, restricted stock grants and the management stock ownership program (the "MSOP")). The 2004 Watson Study suggested that this mix of stock-based awards will improve the competitiveness of the Company's long-term incentive plan for its Executive Officers and will better serve to align the overall interests of the Executive Officers with the Company's shareholders.

In October 2008, the Compensation Committee engaged Watson Wyatt to update the 2004 Watson Study regarding the Company's Executive Officer compensation programs and strategies (the "2008 Watson Study"). No changes were made to the peer group in the 2008 Watson Study. In response to the findings of the 2008 Watson Study, the Compensation Committee further modified the structure of the Company's Executive Officer compensation programs. Based on recommendations contained in the 2008 Watson Study, effective in 2009, the three components of the stock-based incentive award program for the Executive Officers consist of performance accelerated restricted stock awards, time vesting restricted stock and the MSOP. Based on the 2008 Watson Study, stock options were eliminated from future grants and replaced with restricted stock.

Watson Wyatt has not prepared an additional study since 2008 and no other benchmarking of the Company's Executive Officer compensation programs has been conducted. Therefore, in late 2012, the Compensation Committee engaged Pearl Meyer & Partners to conduct a comprehensive evaluation of the Company's Executive Officer compensation programs for 2013 (the "2013 Pearl Meyer Study"). While the 2013 Pearl Meyer Study had no impact on the 2012 Executive Officer compensation programs, the Compensation Committee will consider the 2013 Pearl Meyer Study when making 2013 compensation decisions.

Compensation Components

Watson Wyatt reviewed the Company's existing executive compensation structure and assisted in the development of executive compensation programs that (a) are competitive among companies in similar growth and development stages to attract and retain talented management, (b) provide incentives that focus on the critical needs of the business on an annual and continuing basis and (c) reward management commensurate with the creation of shareholder and market value.

As noted above, the 2004 Watson Study included an initial benchmark analysis of the Company's executive compensation program, comparing it to (i) the peer group, (ii) the comparison group and (iii) broader financial services industry practices. The Compensation Committee used this benchmark data to set the Executive Officers' compensation levels in 2004. On an ongoing basis, the Compensation Committee reviews a variety of factors in assessing and setting overall executive compensation levels, including references to market surveys, broader financial services industry practices, tally sheets, executive performance and the 2008 Watson Study.

The components of compensation paid to the Executive Officers in 2012 were as follows:

- *Base Salary.* The Compensation Committee establishes base salaries that it believes to be sufficient to attract and retain quality Executive Officers who can contribute to the long-term success of the Company. The Compensation Committee determines each Executive Officer's base salary through a thorough evaluation of a variety of factors, including the executive's responsibilities, tenure, job performance and prevailing levels of market compensation. The Compensation Committee reviews these salaries at least annually for consideration of increases based on merit and competitive market factors.

- *Bonus.* The annual incentive bonus awards are designed to reward the Executive Officers for the achievement of certain quantitative and qualitative corporate and individual performance goals. The Compensation Committee sets threshold, target and maximum bonus levels for each goal. As part of the 2004 Watson Study, the Company sought to set the Executive Officers' total target compensation levels at levels that were near the median of the data from the peer group and the broader industry practices. This resulted in the setting of threshold, target and maximum bonus levels (as a percentage of base salaries) as follows: Daniel P. Dyer: 42.5% threshold, 85% target and 148.75% maximum; George D. Pelose: 37.5% threshold, 75% target and 108.75% maximum; Edward J. Siciliano: 35% threshold, 70% target and 105% maximum; Lynne C. Wilson: 25% threshold, 50% target and 75% maximum; and Edward R. Dietz: 15% threshold, 33% target and 50% maximum.

  Prior to the beginning of each year, the Company sets target levels for the items of quantitative and qualitative corporate and individual performance that are to be evaluated that year for assessing the bonus opportunity for the Executive Officers. Items of quantitative and qualitative corporate and individual performance that may be evaluated include (i) the Company's pre-tax income for the measurement year, (ii) the leadership demonstrated by each Executive Officer, (iii) the development of the Company's future leadership staff and (iv) the effectiveness of the Executive Officers as a team. The target level related to the Company's pre-tax income (which is the key component in the compensation analysis) is standard for each Executive Officer. Other target levels are specific to each individual Executive Officer (such as demonstration of leadership and overall effectiveness). To achieve his or her target bonus level, the Executive Officer must achieve each performance measurement. If the planned performance measurements for that year are not achieved, an Executive Officer can still achieve the threshold bonus level if his or her performance exceeds certain minimum requirements. Maximum bonus level can be achieved if planned levels for the performance measurements are exceeded.

- *Equity-Based Incentive Awards.* The Compensation Committee believes that share ownership provided by equity-based compensation emphasizes and reinforces the mutuality of interest among the Executive Officers and shareholders. After each fiscal year, the Compensation Committee reviews and approves stock-based awards for the Executive Officers based primarily on the Company's results for the year and the Executive Officer's individual contribution to those results. Based on the principles set forth in the 2008 Watson Study, the Company set the Executive Officers' annual equity-based compensation target levels (as a percentage of base salaries) as follows: Daniel P. Dyer: 120% target; George D. Pelose: 90% target; Edward J. Siciliano: 70% target; Lynne C. Wilson: 45% target; and Edward R. Dietz: 25% target. The stock-based incentive awards adopted pursuant to the 2008 Watson Study include three separate formulaic components: (1) performance accelerated restricted stock grants (60% of the annual target grant amount), (2) time vesting restricted stock grants (20% of the annual target grant amount) and (3) the MSOP (20% of the annual target grant amount).

- *Other Benefits*. The Executive Officers participate in employee benefits plans generally available to all of the Company's employees, including medical and health plans, the 401(k) program and the Employee Stock Purchase Program. In addition, Messrs. Dyer and Pelose received reimbursement of life and disability insurance premiums pursuant to their employment agreements, and each of the Executive Officers receive reimbursement for physical examinations.

Components of Equity-Based Incentive Awards

As mentioned above, the formulaic equity-based incentive awards adopted pursuant to the 2008 Watson Study include three separate components: (1) performance accelerated restricted stock grants, (2) time vesting restricted stock grants and (3) the MSOP.

- *Performance Accelerated Restricted Stock Grants*. Performance accelerated restricted stock grants represent 60% of the value of the annual equity grants made to the Executive Officers and the other equity-based incentive program participants. These grants are made biennially (i.e., double grants made every other year) as recommended in the 2008 Watson Study as a way to make meaningful grants that will help immediately align the interests of the grant recipients with the shareholders. The restrictions on the performance accelerated restricted stock grants lapse after seven years, but are subject to accelerated performance vesting. Vesting shall accelerate and the restrictions shall lapse on all or a portion of the restricted shares if the grant recipient achieves all or a portion of his/her annual vesting goals during the first three years after the grant date (up to one-third of the total grant amount can vest on an accelerated basis each of the first three years after the grant date), as approved by the Compensation Committee. Overachievement against the goals may result in the Compensation Committee granting additional restricted shares.
- *Time Vesting Restricted Stock Grants*. Time vesting restricted stock grants represent 20% of the value of the annual equity grants made to the Executive Officers and the other equity-based incentive program participants. The restrictions on these shares shall lapse pro-rata over four years after the grant date (25% per year).
- *Management Stock Ownership Program*. The MSOP represents 20% of the value of the annual equity grants made to the Executive Officers and the other equity-based incentive program participants. The MSOP provides for a matching grant of restricted stock to a participant who owns common stock of the Company. The restrictions on the matching MSOP restricted shares lapse after ten years, but are subject to accelerated vesting. Vesting of the matching MSOP restricted shares shall immediately accelerate (and all restrictions shall lapse) after three years if the grantee maintained continuous outright ownership of an equivalent number of unrestricted shares of the Company for the entire three-year period.

Ownership Guidelines

In an effort to ensure that the Executive Officers and other officers and managers of the Company maintain sufficient equity ownership so that their thinking and actions are aligned with the interests of our shareholders, the Company first adopted management ownership guidelines in 2006, which apply to all participants in the equity-based incentive award program. The ownership guidelines were revised in 2009 and currently consist of minimum share ownership levels for the Executive Officers and the other officers participating in the equity-based incentive award program. The minimum share ownership guidelines are summarized below:

Name/Position	Minimum ownership guideline
Daniel P. Dyer	50,000 shares
George D. Pelose	35,000 shares
Edward J. Siciliano	20,000 shares
Lynne C. Wilson	20,000 shares
Edward R. Dietz	2,500 shares
Other Officers	2,000 to 20,000 shares (depending on position and tenure)

Restricted shares do not count toward the ownership guideline. Compliance will be reviewed at least annually.

If an equity incentive program participant sells shares of the Company while such participant is not in compliance with the ownership guidelines, the Compensation Committee will take this into account prior to making additional equity awards to such participant.

As of August 1, 2013, Mr. Dyer, Mr. Pelose, Mr. Siciliano, Ms. Wilson and Mr. Dietz were in compliance with their respective ownership guidelines.

Employment Agreements

In October 2003, the Company entered into employment agreements with Messrs. Dyer and Pelose, which became effective in November 2003 upon consummation of the Company's initial public offering and the terms of which are substantially similar to each other, and amended such employment agreements in December 2008. The employment agreements establish minimum salary and target bonus levels for the executives. The agreements require the executives to devote substantially all of their business time to their employment duties. Each agreement had an initial two-year term that automatically extends on each anniversary of the effective date of the agreement for successive one-year terms unless either party to the agreement provides 90 days notice to the other party that he does not wish to renew the agreement. The agreements currently run through November 2014.

The Company may terminate the employment agreements for or without cause, and the executive may terminate his employment agreement with or without good reason. The employment agreements terminate automatically upon a change in control. The employment agreements provide for severance in the case of termination without cause, resignation for good reason, termination upon non-renewal of the agreement and termination on account of change in control. The employment agreements are intended to comply with the requirements of Section 409A of the Internal Revenue Code, to the extent applicable, and the agreements shall be interpreted to avoid any penalty sanctions thereunder. Upon termination of the employment agreement, the executive will be subject to certain protective non-competition and non-solicitation covenants. In addition, for a 24-month period after termination of employment, the executive is prohibited from hiring the Company's employees.

Compensation for Executive Officers in 2012

Base Salary. The Executive Officers' base salaries as of December 31, 2012 were as follows: Mr. Dyer, $390,000, Mr. Pelose, $325,000, Mr. Siciliano, $289,823 (which was increased from $285,000 on October 25, 2012), Ms. Wilson, $267,038 and Mr. Dietz $218,400 (which was increased from $210,000 on June 1, 2012.)

Annual Bonuses. In 2012, the Executive Officers were eligible for annual bonuses at the following threshold, target and maximum bonus levels (as a percentage of base salaries): Daniel P. Dyer: 42.5% threshold, 85% target and 148.75% maximum; George D. Pelose: 37.5% threshold, 75% target and 108.75% maximum; Edward J. Siciliano: 35% threshold, 70% target and 105% maximum; Lynne C. Wilson: 25% threshold, 50% target and 75% maximum; and Edward R. Dietz: 15% threshold, 33% target and 50% maximum. The annual incentive bonus awards are designed to reward the Executive Officer for the achievement of certain corporate and individual performance goals. Each year, the Compensation Committee reviews and approves goals for each Executive Officer, which typically consist of a corporate goal and specific individual goals.

An aggregate bonus pool of approximately $1,603,616 was targeted in 2012 for the 15 officers and managers. In 2012, the Board proposed (and management agreed to) a slight increase in the aggregate available management bonus pool from $1,603,616 to $1,675,112 (104% of the original $1,603,616 target bonus pool for 2012).

In connection with the 2012 percentage payouts against the bonus targets, each Executive Officer was eligible to receive 100% or greater of his or her target bonus level if (a) the Company met or exceeded its pre-tax income goal for 2012 and (b) such Executive Officer met or exceeded his or her individual performance goals. Mr. Dyer reported to the Compensation Committee on the achievement of individual goals by Mr. Pelose, Mr. Siciliano, Ms. Wilson and Mr. Dietz related to their demonstration of leadership in their respective areas of responsibility, the development of future leadership staff in their respective areas of responsibility and their overall effectiveness. The Compensation Committee evaluated Mr. Dyer's achievement of his individual goals related to his demonstration of leadership with respect to the Company as a whole, the development of the other Executive Officers and other future leaders of the Company and his overall effectiveness as chief executive officer of the Company. Based on such information and based on the Company earning a pre-tax income that exceeded the 2012 goal by 29.5%, the Compensation Committee set the Executive Officer's percentage payouts against bonus targets in 2012 as follows: Mr. Dyer — 105%; Mr. Pelose — 105%; Mr. Siciliano — 105%; Ms. Wilson — 94.5%; and Mr. Dietz — 121.8%.

The calculation of the bonus payable to each Executive Officer in 2012 is as follows: Mr. Dyer — $390,000 base salary (i) multiplied by his 2012 target bonus percentage of 85% and (ii) further multiplied by his performance payout percentage of 105% equals $348,075; Mr. Pelose — $325,000 base salary (i) multiplied by his 2012 target bonus percentage of 75% and (ii) further multiplied by his performance payout percentage of 105% equals $255,938; Mr. Siciliano — $285,000 base salary (i) multiplied by his 2012 target bonus percentage of 70% and (ii) further multiplied by his performance payout percentage of 105% equals $209,475; Ms. Wilson — $267,038 base salary (i) multiplied by her 2012 target bonus percentage of 50% and (ii) further multiplied by her performance payout percentage of 94.5% equals $126,175; and Mr. Dietz — $210,000 base salary (i) multiplied by his 2012 target bonus percentage of 33% and (ii) further multiplied by his performance payout percentage of 121.8% equals $85,250. The table below shows the aggregate 2012 bonus opportunity at the threshold, target and maximum levels and the actual 2012 bonus achieved:

	2012 Annual Bonus Opportunity			Actual Bonus
	Threshold	Target	Maximum	Achieved for 2012
Daniel P. Dyer	$165,750	$331,500	$580,125	$348,075
George D. Pelose	$121,875	$243,750	$353,437	$255,938
Edward J. Siciliano	$ 99,750	$199,500	$299,250	$209,475
Lynne C. Wilson	$ 66,759	$133,519	$200,278	$126,175
Edward R. Dietz	$ 31,500	$ 70,000	$105,000	$ 85,250

Annual Equity-Based Incentives. In connection with the Company's annual equity-based incentive program adopted based on the recommendations in the 2008 Watson Study, on January 26, 2012, the Compensation Committee reviewed and approved stock-based awards for the Executive Officers based on the Company's results for the year and the executive's individual contribution to those results. Grants made under the annual equity-based incentive plan to the Executive Officers in 2012 consisted of the following:

- *Time Vesting Restricted Stock Awards*: The annual time vesting restricted stock grant to the Executive Officers was made by the Compensation Committee on January 26, 2012. The restrictions on the time vesting restricted stock grants will lapse over the four year period following the grant date on a pro-rate basis (25% per year). In 2012, the Company made the following time vesting restricted stock awards to the Executive Officers: Mr. Dyer — 7,091; Mr. Pelose — 4,432; Mr. Siciliano — 3,023; Ms. Wilson — 1,821; and Mr. Dietz — 795.
- *Matching Grant of MSOP Restricted Stock*: Pursuant to the Company's MSOP plan, the Compensation Committee made matching grants of restricted stock to the Executive Officers. The restrictions on the MSOP restricted stock will lapse ten years from the date of grant; however, if the Executive Officer continuously maintains ownership of an equal number of common shares for three years, the vesting on the matching shares shall accelerate and fully vest at the end of such three year period. In 2012, the Company granted the following matching shares of restricted stock to the Executive Officers: Mr. Dyer — 7,091; Mr. Pelose — 4,432; Mr. Siciliano — 3,023; Ms. Wilson — 1,821; and Mr. Dietz — 795.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis set forth above with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the this Annual Report on Form 10-K for the year ended December 31, 2012.

This report is submitted by the members of the Compensation Committee of the Board of Directors:

Lawrence J. DeAngelo (Chairman)
Edward Grzedzinski
James W. Wert

Compensation Committee Interlocks and Insider Participation

The members of the Company's Compensation Committee are named above. None of these individuals has ever been an officer or employee of the Company or any of its subsidiaries and no "compensation committee interlocks" existed during 2012.

Compensation and Plan Information

Summary Compensation Table

The following table sets forth the compensation awarded or paid, or earned or accrued for services rendered to the Company in all capacities during fiscal years 2012, 2011 and 2010 by the Company's Chief Executive Officer, Chief Financial Officer and the other individual who was an executive officer during fiscal year 2012. In accordance with SEC rules, the compensation described in the table does not include medical, group life insurance or other benefits which are available generally to all our salaried employees.

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[1]	All Other Compensation ($)[2]	Total ($)
Daniel Dyer	2012	$390,000	—	$635,969	$ 6,650	$348,075	$18,616	$1,399,310
Chief Executive	2011	$386,700	—	$582,410	$21,650	$200,000	$17,213	$1,207,973
Officer	2010	$370,500	—	$598,933	$33,402	$132,600	$11,666	$1,147,101
George D. Pelose	2012	$325,000	—	$509,784	$ 5,060	$255,938	$12,887	$1,108,669
Executive Vice	2011	$325,000	—	$405,309	$16,584	$165,000	$14,390	$ 926,283
President and Chief	2010	$325,000	—	$432,602	$24,220	$131,625	$ 8,062	$ 921,509
Operating Officer								
Edward J. Siciliano	2012	$289,823	—	$260,779	$ 1,026	$209,475	$ 8,197	$ 769,300
Executive Vice								
President and Chief								
Sales Officer								
Lynne C. Wilson	2012	$267,038	—	$171,365	$ 2,605	$126,175	$ 4,606	$ 571,789
Senior Vice President	2011	$263,748	—	$138,511	$ 8,622	$ 40,050	$ 3,299	$ 454,230
and Chief Financial	2010	$257,639	—	$189,866	$12,768	$ 33,198	$ 3,468	$ 496,939
Officer								
Edward R. Dietz	2012	$214,749	—	$ 46,410	$ —	$ 85,250	$ 3,118	$ 349,527
Vice President and								
General Counsel								

(1) Figures represent the cash portion of the bonuses earned for that year (but paid in first quarter of the following year).

(2) Includes contributions made by the Company to the 401(k) plan on behalf of the Executive Officers, and, for Messrs. Dyer and Pelose, reimbursement of life and disability insurance premiums pursuant to their employment agreements. Reimbursement of life and disability insurance premiums in 2012 was $7,991 for Mr. Dyer and $4,387 for Mr. Pelose. Contributions made by the Company to the 401(k) plan in 2012 were $10,625 for Mr. Dyer, $8,500 for Mr. Pelose, $8,197 for Mr. Siciliano; $4,606 for Ms. Wilson; and $3,118 for Mr. Dietz.

Current Compensation — Grants of Plan-Based Awards Table

The following Grants of Plan-Based Awards table provides additional information about restricted stock and option awards and equity incentive plan awards granted to our Executive Officers during the year ended December 31, 2012. The Company does not have any non-equity incentive award plans and has therefore omitted the corresponding columns. The compensation plans under which the grants in the following table were made are described in the "Compensation for Executive Officers in 2012 — Equity-Based Incentives."

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards			All other Stock Awards: Number of Shares of Stock or Units (#)	All other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold (#)	Target (#)	Maximum (#)				
Daniel P. Dyer	01/26/2012	—	—	—	7,091	—	—	$98,849
	01/26/2012	—	—	—	7,091	—	—	$98,849
George D. Pelose	01/26/2012	—	—	—	4,432	—	—	$61,782
	01/26/2012	—	—	—	4,432	—	—	$61,782
Edward J. Siciliano	01/26/2012	—	—	—	3,023	—	—	$42,142
	01/30/2012	—	—	—	3,023	—	—	$42,957
Lynne C. Wilson	01/26/2012	—	—	—	1,821	—	—	$25,385
	01/26/2012	—	—	—	1,821	—	—	$25,385
Edward R. Dietz	01/26/2012	—	—	—	795	—	—	$11,082
	01/30/2012	—	—	—	795	—	—	$11,297

Outstanding Equity Awards at Fiscal Year-End 2012

The following table summarizes the equity awards we have made to our Executive Officers which are outstanding as of December 31, 2012.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Daniel P. Dyer	—	—	31,034 [1]	$ 9.52	03/01/2015	—	—	—	—
	—	19,956 [2]	—	$12.41	05/25/2017	—	—	—	—
	—	—	8,612 [3]	$12.41	05/25/2017	—	—	—	—
	—	—	—	—	—	2,760 [4]	$ 55,366	—	—
	—	—	—	—	—	8,320 [5]	$166,899	—	—
	—	—	—	—	—	1,920 [6]	$ 38,515	—	—
	—	—	—	—	—	5,200 [7]	$104,312	—	—
	—	—	—	—	—	4,320 [8]	$ 86,659	—	—
	—	—	—	—	—	5,241 [9]	$105,134	—	—
	—	—	—	—	—	10,482 [10]	$210,269	—	—
	—	—	—	—	—	6,235 [11]	$125,074	—	—
	—	—	—	—	—	33,251 [12]	$667,015	—	—
	—	—	—	—	—	8,313 [13]	$166,759	—	—
	—	—	—	—	—	7,091 [14]	$142,245	—	—
	—	—	—	—	—	7,091 [15]	$142,245	—	—
George D. Pelose	15,510 [16]	—	—	$ 9.52	03/01/2015	—	—	—	—
	—	—	23,842 [17]	$ 9.52	03/01/2015	—	—	—	—
	14,674	14,674 [2]	—	$12.41	05/25/2017	—	—	—	—
	—	—	6,616 [18]	$12.41	05/25/2017	—	—	—	—
	—	—	—	—	—	712 [4]	$ 14,283	—	—
	—	—	—	—	—	6,391 [5]	$128,203	—	—
	—	—	—	—	—	3,250 [7]	$ 65,195	—	—
	—	—	—	—	—	3,276 [9]	$ 65,717	—	—
	—	—	—	—	—	6,551 [10]	$131,413	—	—
	—	—	—	—	—	3,897 [11]	$ 78,174	—	—
	—	—	—	—	—	20,781 [12]	$416,867	—	—
	—	—	—	—	—	5,195 [13]	$104,212	—	—
						4,432 [14]	$ 88,906	—	—
						4,432 [15]	$ 88,906	—	—
Edward J. Siciliano ...	1,325 [19]	—	—	$14.37	10/08/2014	—	—	—	—
	7,862 [16]	—	—	$ 9.52	03/01/2015	—	—	—	—
	—	—	10,776 [27]	$ 9.52	03/01/2015	—	—	—	—
	—	—	—	—	—	1,066 [20]	$ 21,384	—	—
	—	—	—	—	—	1,389 [7]	$ 27,863	—	—
	—	—	—	—	—	5,252 [21]	$105,355	—	—
	—	—	—	—	—	3,695 [26]	$ 74,122	—	—
	—	—	—	—	—	1,848 [9]	$ 37,071	—	—
	—	—	—	—	—	2,199 [11]	$ 44,112	—	—
	—	—	—	—	—	11,723 [12]	$235,163	—	—
	—	—	—	—	—	2,931 [22]	$ 58,796	—	—
	—	—	—	—	—	3,023 [14]	$ 60,641	—	—
	—	—	—	—	—	3,023 [15]	$ 60,641	—	—
	—	—	—	—	—			—	—

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Lynne C. Wilson		1,976 [2]	—	$12.41	05/25/2017	—	—	—	—
	—	—	12,265 [23]	$ 9.52	03/01/2015	—	—	—	—
	—	—	3,196 [24]	$12.41	05/25/2017	—	—	—	—
	—	—	—	—	—	1,932 [25]	$ 38,756	—	—
	—	—	—	—	—	3,087 [5]	$ 61,925	—	—
						7,083 [6]	$142,085		
	—	—	—	—	—	1,265 [7]	$ 25,376	—	—
	—	—	—	—	—	1,275 [9]	$ 25,577	—	—
	—	—	—	—	—	2,549 [10]	$ 51,133	—	—
	—	—	—	—	—	1,517 [11]	$ 30,431	—	—
	—	—	—	—	—	8,491 [12]	$170,329	—	—
	—	—	—	—	—	2,022 [13]	$ 40,561	—	—
	—	—	—	—	—	1,821 [14]	$ 36,529	—	—
	—	—	—	—	—	1,821 [15]	$ 36,529	—	—
Edward R. Dietz	—	—	—	—	—	3,437 [28]	$ 68,946	—	—
	—	—	—	—	—	795 [14]	$ 15,948	—	—
						795 [29]	$ 15,948		
	—	—	—	—	—	645 [30]	$ 12,939	—	—
	—	—	—	—	—	3,000 [31]	$ 60,180	—	—
	—	—	—	—	—	350 [32]	$ 7,021	—	—

1. The Performance Based non-qualified stock options were granted on February 29, 2008 at a strike price equal to $9.52 (the closing price of the Company's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Company's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 10,345; at 15.0%-16.49%, 20,689; at 16.5% or greater, 31,034.
2. Stock options granted as part of the option exchange program; options vest at the rate of 25% per year, with vesting dates for the remaining 50% at 5/24/2013 and 5/24/2014.
3. The Performance Based non-qualified stock options were granted on May 24, 2010 (as part of the option exchange program) at a strike price equal to $12.41 (the closing price of the Company's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Company's EPS compounded average growth rate over the four fiscal years of 2007, 2008, 2009 and 2010, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 2,871; at 15.0%-16.49%, 5,741; at 16.5% or greater, 8,612.
4. The shares were granted on March 9, 2004, and vest ten years from the grant date.
5. Represents grant of restricted shares made on March 16, 2007 (the grant date stock price was $20.77). The restrictions on these shares shall lapse on March 16, 2014.
6. Represents biennial grant of performance accelerated restricted shares made on February 18, 2009 (the grant date stock price was $6.91). The restrictions on these shares shall lapse on February 18, 2016. Vesting may accelerate (and all restrictions shall lapse) up to one-third of the grant amount for each of the three years immediately following the grant date if the grantee achieves certain performance goals established annually for each of the first three years. Additional grants may be made if the grantee exceeds his/her performance goals.
7. Time vesting restricted stock grants (the grant date stock price was $4.50) that vest at the rate of 25% per year, with vesting date of the remaining 25% at 2/18/2013.

8. Represents remainder of biennial grant of performance accelerated restricted shares made on October 28, 2009 (the grant date stock price was $7.17). The restrictions on these shares shall lapse on October 28, 2016. Vesting may accelerate (and all restrictions shall lapse) up to one-third of the grant amount for each of the three years immediately following the grantee date if the grantee achieves certain performance goals established annually for each of the first three years. Additional grants may be made if the grantee exceeds his performance goals.
9. Time vesting restricted stock grants (the grant date stock price was $9.52) that vest at the rate of 25% per year, with vesting dates for the remaining 50% at 3/12/2013; and 3/12/2014.
10. Represents matching grant of restricted stock under MSOP made on March 12, 2010 (the grant date stock price was $9.52). The restrictions on these matching restricted shares shall lapse on March 12, 2020. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on March 12, 2013) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Company for the entire three year period.
11. Time vesting restricted stock grants (the grant date stock price was $10.97) that vest at the rate of 25% per year, with vesting dates for the remaining 75% at 3/1/2013; 3/1/2014 and 3/1/2015.
12. Represents biennial grant of performance accelerated restricted shares made on March 1, 2011 (the grant date stock price was $10.97). The restrictions on these shares shall lapse on March 1, 2018. Vesting may accelerate (and all restrictions shall lapse) up to one-third of the grant amount for each of the three years immediately following the grant date if the grantee achieves certain performance goals established annually for each of the first three years. Additional grants may be made if the grantee exceeds his/her performance goals.
13. Represents matching grant of restricted stock under MSOP made on March 1, 2011 (the grant date stock price was $10.97). The restrictions on these matching restricted shares shall lapse on March 1, 2021. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on March 1, 2014) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Company for the entire three year period.
14. Time vesting restricted stock grants (the grant date stock price was $13.94) that vest at the rate of 25% per year, with vesting dates of 1/26/2013; 1/26/2014; 1/26/2015 and 1/26/2016.
15. Represents matching grant of restricted stock under MSOP made on January 26, 2012 (the grant date stock price was $13.94). The restrictions on these matching restricted shares shall lapse on January 26, 2022. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on January 26, 2015) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Company for the entire three year period.
16. Stock options vest at the rate of 25% per year; the final vesting date occurred on 2/28/2012.
17. The Performance Based non-qualified stock options were granted on February 29, 2008 at a strike price equal to $9.52 (the closing price of the Company's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Company's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 7,947; at 15.0%-16.49%, 15,895; at 16.5% or greater, 23,842.
18. The Performance Based non-qualified stock options were granted on May 24, 2010 (as part of the option exchange program) at a strike price equal to $12.41 (the closing price of the Company's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Company's EPS compounded average growth rate over the four fiscal years of 2007, 2008, 2009 and 2010, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 2,206; at 15.0%-16.49%, 4,410; at 16.5% or greater, 6,616.
19. Stock options that vested at the rate of 25% per year; the final vesting date occurred on October 8, 2011.
20. Represents grant of restricted shares made on October 8, 2007 (the grant date stock price was $14.37). The restrictions on these shares shall lapse on October 8, 2014.
21. Represents grant of restricted shares made on February 29, 2008 (the grant date stock price was $9.52). The restrictions on these shares shall lapse on March 1, 2015.

22. Represents matching grant of restricted stock under MSOP made on March 18, 2011 (the grant date stock price was $11.31). The restrictions on these matching restricted shares shall lapse on March 18, 2021. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on March 18, 2014) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Company for the entire three year period.
23. The Performance Based non-qualified stock options were granted on February 29, 2008 at a strike price equal to $9.52 (the closing price of the Company's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Company's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 4,088; at 15.0%-16.49%, 8,177; at 16.5% or greater, 12,265.
24. The Performance Based non-qualified stock options were granted on May 24, 2010 (as part of the option exchange program) at a strike price equal to $12.41 (the closing price of the Company's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Company's EPS compounded average growth rate over the four fiscal years of 2007, 2008, 2009 and 2010, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 1,065; at 15.0%-16.49%, 2,131; at 16.5% or greater, 3,196.
25. Represents grant of restricted shares made on June 5, 2006 (the grant date stock price was $21.32). The restrictions on these shares shall lapse on June 5, 2013.
26. Represents matching grant of restricted stock under MSOP made on April 6, 2010 (the grant date stock price was $10.24). The restrictions on these matching restricted shares shall lapse on April 6, 2020. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on April 6, 2013) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Company for the entire three year period.
27. The Performance Based non-qualified stock options were granted on February 29, 2008 at a strike price equal to $9.52 (the closing price of the Company's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Company's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 3,592; at 15.0%-16.49%,7,184; at 16.5% or greater, 10,776.
28. Represents biennial grant of performance accelerated restricted shares made on May 25, 2011 (the grant date stock price was $11.93). The restrictions on these shares shall lapse on May 25, 2018. Vesting may accelerate (and all restrictions shall lapse) up to one-third of the grant amount for each of the three years immediately following the grant date if the grantee achieves certain performance goals established annually for each of the first three years. Additional grants may be made if the grantee exceeds his/her performance goals
29. Represents matching grant of restricted stock under MSOP made on January 30, 2012 (the grant date stock price was $14.21). The restrictions on these matching restricted shares shall lapse on January 30, 2022. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on January 30, 2015) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Company for the entire three year period.
30. Time vesting restricted stock grants (the grant date stock price was $11.93) that vest at the rate of 25% per year, with vesting dates for the remaining 75% at 5/25/2013, 5/25/2014 and 5/25/2015.
31. Represents grant of restricted shares made on July 9, 2010 (the grant date stock price was $10.87). The restrictions on these shares shall lapse on July 9, 2013.
32. Represents grant of restricted shares made on July 6, 2010 (the grant date stock price was $10.83). The restrictions on these shares shall lapse on July 6, 2013.

Option Exercises and Stock Vested Table

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Daniel P. Dyer	56,248	$447,932	117,924	$1,637,642
George D. Pelose	7,939	$ 54,740	59,461	$ 841,283
Edward J. Siciliano	—	—	20,017	$ 282,192
Lynne C. Wilson	10,924	$ 86,806	20,210	$ 300,435
Edward R. Dietz	—	—	1,932	$ 26,968

Potential Payments Upon Termination of Employment or Change in Control

The following tables show potential payments to Messrs. Dyer and Pelose upon termination of employment, including without limitation a change in control, assuming a December 31, 2012 termination date. Stock option benefit amounts are computed for each option as to which vesting will be accelerated upon the occurrence of the termination event by multiplying the number of shares underlying the option by the difference between the $20.06 closing price per share of our common stock on December 31, 2012, and the exercise price per share of the option. Restricted stock benefit amounts are computed by multiplying the number of restricted shares as to which vesting will be accelerated by the $20.06 per share closing price of our common stock on December 31, 2012.

A description of the applicable provisions of the employment agreements for Messrs. Dyer and Pelose follows the tables.

Daniel P. Dyer

Benefit Type	Change in Control, Non-Renewal by Company, Termination without Cause or for Good Reason	For Cause or Voluntary Termination	Death or Disability
Lump Sum Payments	$1,178,737	—	—
Stock Options	$ 545,644	—	$ 545,644
Restricted Stock	$2,010,492	—	$2,010,492
Excise Tax Gross-Ups	—	—	—

George D. Pelose

Benefit Type	Change in Control, Non-Renewal by Company, Termination without Cause or for Good Reason	For Cause or Voluntary Termination	Death or Disability
Lump Sum Payment	$1,005,535	—	—
Stock Options	$ 414,163	—	$ 414,163
Restricted Stock	$1,181,873	—	$1,181,873
Excise Tax Gross-Ups	—	—	—

The Company has employment agreements with Messrs. Dyer and Pelose (each, an "executive"), which run through November 2014.

The Company may terminate the employment agreements for or without cause. A termination for cause requires a vote of two-thirds of our directors and prior written notice to the executive providing an opportunity to remedy the cause. Cause generally means: (1) willful fraud or material dishonesty by the executive in connection with the performance of his employment duties; (2) grossly negligent or intentional failure by the executive to substantially perform his employment duties; (3) material breach by the executive of certain protective covenants (as described below); or (4) the conviction of, or plea of nolo contendere to, a charge of commission of a felony by the executive.

The executive's employment automatically terminates as of the last day of the agreement term upon the Company's non-renewal of the employment agreement, provided that the executive was willing and able to execute a new contract providing terms and conditions substantially similar to those in the employment agreement and to continue providing services under the employment agreement.

The executive may terminate his employment agreement with or without good reason. A termination by the executive for good reason requires prior written notice within ninety (90) days after the initial occurrence of the event and after providing the Company with the opportunity to remedy the good reason during a thirty (30) day cure period. Good reason means the occurrence of any one or more of the following, without the consent of the executive: (a) a material diminution in the executive's authority, duties or responsibilities; (b) the Company requires that the executive report to an officer or employee of the Company instead of reporting directly to the Company's Chief Executive Officer, in the case of Mr. Pelose, and Board of Directors, in the case of Mr. Dyer; (c) a material diminution in the executive's base compensation, which, for purposes of the employment agreement, means the executive's base salary and target incentive bonus percentage in effect immediately prior to the action taken to diminish the executive's base salary or target incentive bonus percentage; (d) a material change in the geographic location at which the executive must perform services, which shall include a change to a location that is more than twenty-five (25) miles from the location at which the executive performed services under the employment agreement as of December 31, 2008; or (e) any other action or inaction that constitutes a material breach by the Company under the employment agreement.

If a change in control (as defined in the employment agreements) occurs during the term of the employment agreements, then the executive's employment with the Company shall automatically terminate without cause as of the date of the change of control.

Pursuant to the terms of their employment agreements, if the employment of Mr. Dyer or Mr. Pelose ends for any reason, the Company will pay accrued salary, bonuses and incentive payments already determined and other unpaid benefits or vested rights under any equity plans. In addition, in the event of a termination of employment due to either termination by the Company without cause, the resignation by the executive for good reason, non-renewal by the Company or a change in control, the executive will receive a lump sum payment equal to: (i) two times current base salary; (ii) two times the average incentive bonus earned for the preceding two fiscal years; (iii) twenty four (24) times the current monthly COBRA premium rate for medical and dental benefits for the executive and his family, plus an additional amount to cover taxes on such amount; (iv) two times the annual premium of additional life and long-term disability insurance coverage for the executive, based on the current annual premiums, plus an additional amount to cover taxes; and (v) any incentive bonus earned but not yet paid. The lump sum cash amount is payable within thirty (30) days following the termination date (provided the executive executes and does not revoke a standard release of employment claims). In the event that the executive's employment is terminated on account of the executive's death or disability, termination by the Company without cause, the resignation by the executive for good reason, non-renewal by the Company or a change in control, then all of the options, restricted stock and other stock incentives granted to the executive will become fully vested, and the executive will have up to two years in which to exercise all vested options. If any payments due to the executive under the employment agreement would be subject to the excise tax imposed by

Section 4999 of the Internal Revenue Code, then the Company will be required to gross up the executive's payments for the amount of the excise tax plus the amount of income and other taxes due as a result of the gross up payment.

Notwithstanding the provisions described above, the employment agreements are intended to comply with the requirements of Section 409A of the Internal Revenue Code, to the extent applicable, and the agreements shall be interpreted to avoid any penalty sanctions thereunder, and therefore may require a payment delay of severance benefits or reimbursements to be paid to the executive.

Upon termination of the employment agreement, the executive will be subject to certain protective covenants. If the Company terminates the executive's employment without cause or if the executive terminates his employment with good reason, the executive will be prohibited from competing with the Company and from soliciting its customers for an 18-month period. Such period shall be 12 months for all other terminations. In addition, for a 24-month period after termination of employment, the executive is prohibited from hiring the Company's employees.

Mr. Siciliano, Ms. Wilson and Mr. Dietz do not have employment agreements, but pursuant to the terms of the Company's 2003 Equity Compensation Plan, as amended (the "Equity Plan"), upon a change of control (as defined in the Equity Plan), all outstanding options shall immediately vest and become exercisable, and the restrictions and conditions on all outstanding restricted stock awards shall immediately lapse. Based on this, in the event of a change of control (as defined in the Equity Plan), assuming a December 31, 2012 change of control date, the benefit to Mr. Siciliano would be $725,146 in restricted stock and $113,579 in options, the benefit to Ms. Wilson would be $659,228 in restricted stock and $168,839 in options and the benefit to Mr. Dietz would be $180,982 in restricted stock and $0 in options. Stock option benefit amounts are computed for each option as to which vesting will be accelerated upon the occurrence of the termination event by multiplying the number of shares underlying the option by the difference between the $20.06 closing price per share of our common stock on December 31, 2012 and the exercise price per share of the option. Restricted stock benefit amounts are computed by multiplying the number of restricted shares as to which vesting will be accelerated by the $20.06 per share closing price of our common stock on December 31, 2012.

Directors' Compensation

The non-employee independent members of the Board of Directors receive a $30,000 annual retainer (payable in quarterly installments) for their service on the Board of Directors. Non-employee independent members of the Board of Directors are granted an Option to purchase 5,000 shares of the Company's common stock upon their initial appointment or election to the Board. These options vest in four equal annual installments. In addition, non-employee independent members of the Board of Directors receive annual grants under the Company's 2003 Equity Compensation Plan, as amended, of restricted stock yielding a present value of $36,000 at the Stock Award grant date. The annual restricted Stock Awards vest at the earlier of (a) seven years from the grant date and (b) six months following the non-employee independent director's termination of Board service.

The chairman of the Audit Committee receives additional compensation of $10,000 per year, the chairman of the Compensation Committee receives additional compensation of $4,000 per year and the chairman of the Nominating Committee receives additional compensation of $2,000 per year. These fees are paid in quarterly installments.

The non-employee Chairman of the Board of the Company receives: (i) $100,000 total annual retainer (payable in quarterly installments) and (ii) an annual restricted stock grant yielding a present value of $41,000. The annual restricted stock grant will vest at the earlier of (a) seven years from the grant date and (b) six months following the non-employee Chairman's termination of Board service.

The following table sets forth compensation from the Company for the non-employee independent members of the Board of Directors in 2012. The table does not include reimbursement of travel expenses related to attending Board, Committee and Company business meetings.

Director Compensation Table

Name	Fees Earned or Paid In Cash ($)	Stock Awards ($)	Option Awards ($)	Total ($)
Kevin J. McGinty	$100,000	$31,295	—	$131,295
John J. Calamari	$ 40,000	$28,893	—	$ 68,893
Lawrence J. DeAngelo	$ 34,000	$28,893	—	$ 62,893
Edward Grzedzinski	$ 32,000	$28,893	—	$ 60,893
Matthew J. Sullivan	$ 30,000	$21,163	$ 959	$ 52,122
J. Christopher Teets	$ 30,000	$13,431	$9,787	$ 53,218
James W. Wert	$ 30,000	$28,893	—	$ 58,893

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

The following table sets forth information with respect to the beneficial ownership of our common stock as of March 1, 2013, by:

- each person or entity known by us to beneficially own more than 5% of our common stock;
- each of our named executive officers in the Summary Compensation Table below;
- each of our directors and nominees; and
- all of our executive officers, directors and nominees as a group.

Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be the beneficial owner of securities as to which such person has no economic interest.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Executive Officers, Directors and Nominees		
Daniel P. Dyer[1,2]	411,818	3.23%
George D. Pelose[1,2]	224,139	1.75
Edward J. Siciliano[1,2]	99,996	*
Lynne C. Wilson[1,2]	91,463	*
Edward R. Dietz[1]	10,818	*
John J. Calamari[3]	32,501	*
Lawrence J. DeAngelo[3]	44,488	*
Edward Grzedzinski[3]	34,136	*
Kevin J. McGinty[3]	117,266	*
James W. Wert[3]	76,375	*
Matthew J. Sullivan[1,3,4]	2,336,495	18.33
J. Christopher Teets[1,5]	11,025	*
All executive officers, directors and nominees as a group (10 persons)[1,6]	3,479,702	27.31

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Beneficial Owners of More Than 5% of Common Stock		
Peachtree Equity Investment Management, Inc.[7] 1170 Peachtree St., Ste. 1610 Atlanta, GA 30309	2,309,934	18.13
Red Mountain Capital Partners LLC[8] 10100 Santa Monica Blvd, Ste. 925 Los Angeles, CA 90067	1,259,902	9.89
Columbia Wanger Asset Management, L.P.[9] 227 West Monroe Street, Suite 3000 Chicago, IL 60606	1,216,000	9.54
Dimensional Fund Advisors LP.[10] Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	963,924	7.57

* Represents less than 1%.

(1) Does not include options vesting more than 60 days after March 1, 2013, held by Mr. Dyer (59,602), Mr. Pelose (45,132), Mr. Siciliano (10,776), Ms. Wilson (17,437), and Mr. Teets (2,500). Mr. Dietz does not hold options vesting more than 60 days after March 1, 2013. Includes, where applicable, shares held in the 2003 Employee Stock Purchase Plan and restricted shares awarded under the 2003 Equity Compensation Plan, as amended.

(2) Includes options for Mr. Pelose (30,184) and Mr. Siciliano (9,187) to purchase shares that are currently exercisable or will become exercisable within 60 days following March 1, 2013.

(3) Includes options for Mr. Calamari (9,737), Mr. DeAngelo (14,737), Mr. Grzedzinski (13,237), Mr. McGinty (15,020), Mr. Sullivan (10,745), Mr. Teets (2,500) and Mr. Wert (14,737) to purchase shares that are currently exercisable or will become exercisable within 60 days following March 1, 2013.

(4) Includes 2,309,934 shares that are reported as beneficially owned by Peachtree Equity Investment Management, Inc., based solely on a Schedule 13G filed jointly by such entity, WCI (Private Equity) LLC ("WCI") and Matthew J. Sullivan with the SEC on February 17, 2004. The shares are reported as directly owned by WCI, whose sole manager is Peachtree Equity Investment Management, Inc. (the "Manager"). The Manager could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such beneficial ownership with WCI. Matthew J. Sullivan is a director of the Manager, and could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such indirect beneficial ownership with the Manager and WCI. Mr. Sullivan disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein.

(5) The information for Mr. Teets does not include shares beneficially owned by Red Mountain Capital Partners LLC ("Red Mountain"), as described in footnote 8 below. Mr. Teets, a Partner of Red Mountain, disclaims beneficial ownership of the shares of the Company beneficially owned by Red Mountain.

(6) Includes options to purchase 125,084 shares that are currently exercisable or will become exercisable within 60 days following March 1, 2013.

(7) The shares reported as beneficially owned by Peachtree Equity Investment Management, Inc. are based solely on a Schedule 13G filed jointly by such entity, WCI (Private Equity) LLC ("WCI") and Matthew J. Sullivan with the SEC on February 17, 2004. The shares are reported as directly owned by WCI, whose sole manager is Peachtree Equity Investment Management, Inc. (the "Manager"). The Manager could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such beneficial ownership with WCI. Matthew J. Sullivan is a director of the Manager, and could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such indirect beneficial ownership with the Manager and WCI. Mr. Sullivan disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein.

(8) The shares reported as beneficially owned by Red Mountain are reported as of May 16, 2011, based solely on a Schedule 13D/A (Amendment No. 3 to Schedule 13D) jointly filed on May 18, 2011 by Red Mountain and certain of its related persons. Mr. Teets, a Partner of Red Mountain, disclaims beneficial ownership of all shares of the Company beneficially owned by Red Mountain.

(9) The shares reported as beneficially owned by Columbia Wanger Asset Management, LLC. ("CWAM") are reported as of December 31, 2012, based solely on a Schedule 13G/A filed by Columbia on February 14, 2013. CWAM does not directly own any shares of common stock of the Company. As the investment adviser of Columbia Acorn Fund and various other investment companies and managed accounts, CWAM may be deemed to beneficially own the shares reported by Columbia Acurn Fund. Accordingly, the shares reported by CWAM include those shares separately reported by Columbia Acorn Fund. CWAM disclaims beneficial ownership of any shares. As of December 31, 2012, only Columbia Acorn Fund, a Massachusetts business trust managed by CWAM, owned more than 5% of the class of securities reported.

(10) The shares reported as beneficially owned by Dimensional Fund Advisors LP ("Dimensional") are reported as of December 31, 2012, based solely on a Schedule 13G filed by Dimensional on February 11, 2013. Dimensional reported that it does not possess any sole or shared voting or investment power over any shares beneficially owned. Dimensional disclaims beneficial ownership of the shares reported.

Securities Authorized for Issuance under Equity Compensation Plans

The following table discloses, as of December 31, 2012, the number of outstanding options and other rights granted by the Company to participants in equity compensation plans, as well as the number of securities remaining available for future issuance under these plans. The table provides this information separately for equity compensation plans that have and have not been approved by shareholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Other Rights	Weighted Average Exercise Price of Outstanding Options and Other Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a)
	(a)	(b)	(c)
Equity Compensation Plans Approved by Shareholders			
2003 Equity Compensation Plan, as amended	363,519	$11.21	1,032,029
2003 Employee Stock Purchase Plan	None	n/a	131,212
Equity Compensation Plans Not Approved by Shareholders	None	n/a	None
Totals	363,519	$11.21	1,163,241

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

Certain Related Person Transactions

Under the Company's Code of Ethics and Business Conduct, the Audit Committee must review and approve transactions with "related persons" (directors, director nominees and executive officers or their immediate family members, or stockholders owning 5% or greater of the Company's outstanding common stock) in which the amount exceeds $120,000 and in which the related person has a direct or indirect material interest. Under this policy, full written disclosure must be submitted in writing to the Company's General Counsel, who will submit it to the Audit Committee for review. The transaction must receive Audit Committee approval prior to the consummation of the transaction.

The Company obtains all of its commercial, healthcare and other insurance coverage through The Selzer Company, an insurance broker located in Warrington, Pennsylvania. Richard Dyer, the brother of Daniel P. Dyer, the Company's Chief Executive Officer, is the President of The Selzer Company. The Company does not have any contractual arrangement with The Selzer Company or Richard Dyer, nor does it pay either of them any direct fees. Insurance premiums paid to The Selzer Company totaled $454,726 in 2012.

Joseph Dyer, the brother of Daniel P. Dyer, the Company's Chief Executive Officer, is a vice president in our treasury group and was paid compensation in excess of $120,000 for such services in 2012.

On March 26, 2007, the Company announced that it had received correspondence from the Federal Deposit Insurance Company ("FDIC") approving the application for federal deposit insurance for its wholly-owned subsidiary, Marlin Business Bank, an industrial bank chartered by the State of Utah (the "Bank"), subject to certain conditions set forth in the order issued by the FDIC, dated as of March 20, 2007 (the "Order"). The Order provided that the approval of the Company's Bank application was conditioned on Peachtree Equity Investment Management, Inc. ("Peachtree") and WCI (Private Equity) LLC ("WCI"), whose sole manager is Peachtree, executing a passivity agreement with the FDIC to eliminate Peachtree's and WCI's ability to control the Bank. As a result, Peachtree, WCI and the FDIC entered into a Passivity Agreement, dated as of June 18, 2007 (the "Passivity Agreement"), which would be deemed effective on the date of issuance from the FDIC of the federal deposit insurance for the Bank. In connection with the execution of the Passivity Agreement, the Company entered into a Letter Agreement, dated as of June 18, 2007, by and among the Company, Peachtree and WCI (the "Letter Agreement"), which is also deemed effective on the date of issuance from the FDIC of the federal deposit insurance for the Bank. On March 11, 2008, the Company received approval from the FDIC for federal deposit insurance for the Bank, and approved the Bank to commence operations effective March 12, 2008. As a result of the approval, the Company became subject to the terms, conditions and obligations of the Letter Agreement. Under the terms of the Letter Agreement, the Company agreed to create one vacancy on the Company's Board of Directors by increasing the size of the Board. The Company also agreed to take all necessary action to appoint one individual proposed by Peachtree and WCI as a member of the Board who will serve as a director until the expiration of the term at the Annual Meeting. In addition, the Company agreed to include an individual proposed by Peachtree and WCI on the Board's slate of nominees for election as a director of the Company and to use its best efforts to cause the election of such individual so long as Peachtree and WCI are subject to the terms and conditions of the Passivity Agreement.

Board Independence

It is the policy of the Board and Nasdaq's rules require listed companies to have a board of directors with at least a majority of independent directors, as defined under Nasdaq's Marketplace Rules. As described under Item 10 of this Annual Report on Form 10-K, "Governance of the Company," the Board has affirmatively determined that each member of our Board, other than our Chief Executive Officer, Daniel P. Dyer, is an independent director, and all standing committees of the Board are composed entirely of independent directors, in each case under Nasdaq's independence definition. The Nasdaq independence definition includes a series of objective tests, such as that the director is not an employee of the Company and has not engaged in various types of business dealings with the Company. In addition, the Board has made a subjective determination as to each independent director that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and the Company with regard to each director's business and other activities as they may relate to Marlin and our management.

For further discussion of the Board committees on which our independent directors serve, please see Item 10 of this Annual Report on Form 10-K.

Item 14. ***Principal Accounting Fees and Services.***

The following sets forth the fees paid to Deloitte & Touche LLP, the Company's independent registered public accountants for the last two fiscal years:

	2012	2011
Audit Fees	$845,500	$786,100
Audit-Related Fees	$ 0	$ 0
Tax Fees	$ 8,000	$ 8,000
All Other Fees	$ 0	$ 0
Total	$853,500	$794,100

Audit Fees. Consists of fees related to the performance of the audit or review of the Company's financial statements and internal control over financial reporting, including services in connection with assisting the Company in its compliance with its obligations under Section 404 of the Sarbanes-Oxley Act and related regulations.

Tax Fees. Consists of assistance rendered in preparation of proxy disclosures.

The Audit Committee has the sole authority to consider and approve in advance any audit, audit-related and tax work to be performed for the Company by its independent registered public accountants.

PART IV

Item 15. ***Exhibits, Financial Statements and Schedules.***

(a)(1) Financial Statements.

The response to this portion of Item 15 is included in Part II, Item 8 of the Original Filing.

(a)(2) Financial Statement Schedules.

All schedules have been omitted because they are not required or because the required information is given in the Consolidated Financial Statements or Notes thereto set forth under Part II, Item 8 of the Original Filing.

(a)(3) Exhibits.

Number	Description
31.1	Certification of the Chief Executive Officer of Marlin Business Services Corp. required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. (Filed herewith)
31.2	Certification of the Chief Financial Officer of Marlin Business Services Corp. required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. (Filed herewith)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2013

MARLIN BUSINESS SERVICES CORP.
(Registrant)

By: /s/ DANIEL P. DYER
Daniel P. Dyer
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
By: /s/ DANIEL P. DYER Daniel P. Dyer	Chief Executive Officer and President (Principal Executive Officer)	August 13, 2013
By: /s/ LYNNE C. WILSON Lynne C. Wilson	Chief Financial Officer and Senior Vice President (Principal Financial and Accounting Officer)	August 13, 2013
By: /s/ KEVIN J. MCGINTY Kevin J. McGinty	Chairman of the Board of Directors	August 13, 2013
By: /s/ JOHN J. CALAMARI John J. Calamari	Director	August 13, 2013
By: /s/ LAWRENCE J. DEANGELO Lawrence J. DeAngelo	Director	August 13, 2013
By: /s/ EDWARD GRZEDZINSKI Edward Grzedzinski	Director	August 13, 2013
By: /s/ MATTHEW J. SULLIVAN Matthew J. Sullivan	Director	August 13, 2013
By: /s/ J. CHRISTOPHER TEETS J. Christopher Teets	Director	August 13, 2013
By: /s/ JAMES W. WERT James W. Wert	Director	August 13, 2013

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To Our Shareholders:

During 2012, the company delivered a successful year led by strong asset and profit growth and a higher total return on capital. Our financial performance is a result of our disciplined, well executed strategy and the delivery of products and services that meet the marketplace and customer expectations.

Our core products and services have remained essentially the same over the company's history. We offer leases and loans to small and mid-size businesses which are seeking financing to acquire commercial essential use equipment. We offer these loan products through a network of equipment manufacturers, distributors and dealers and provide a customized, value-added service by providing a convenient, point of sale financing option to businesses seeking to finance their equipment purchase. Over our sixteen-year operating history, our performance success rests on a focused strategy and set of capabilities and principles evolving around:

- An understanding and ability to efficiently operate a high volume transaction business with a high degree of personalized attention provided to customers. Our origination and servicing platform, developed over many years, gives us a competitive edge over the less capable, inexperienced providers we compete against.

- A company-wide culture striving to exceed customer expectations helps differentiate us in the eyes of customers. We do this in many ways starting with assisting the customer (the manufacturer, distributor or dealer) with whom we have a relationship sell more equipment. By offering a comprehensive suite of products and services we're confident customers receive a tailored value-added solution to help their business grow. Our nationwide sales force and Single Point-of-Contact® service model delivers the solutions customers are seeking in a financing partner.

- An ability to execute credit strategy built on the vast amount of data accumulated during the company's sixteen-year operating history. This data and the knowledge gained from it provide the foundation for the disciplined, analytics based credit culture at the company.

- Having in place a strong seasoned management team with many years of history at the company builds a strong foundation to execute our strategy. Our success in retaining key management helps sustain the culture of performance success as we grow and add talent to the organization.

- A financially strong, well-capitalized, conservatively leveraged balance sheet and access to inexpensive insured deposit funding through our bank subsidiary, Marlin Business Bank, provides the financial resources required to invest and grow our business profitably. Attractive returns and earnings results also provide the company with the opportunity to return excess capital to shareholders and the flexibility to reinvest retained capital for long-term growth.

In closing, I wish to offer a sincere thank you to all our loyal customers for giving us the opportunity to serve you. To our committed, dedicated employees, your efforts make the difference in the success of our company. Lastly, our pledge is to continue to work to maintain the trust and confidence of our shareholders.



Daniel P. Dyer
Co-Founder & Chief Executive Officer

www.MARLINCORP.com

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